Form 10-K405, Exhibit 13
period 1995-12-31
WEYCO GROUP INC
filed 1996-03-26
CIK 106532

                                                                     EXHIBIT 13




To Our Shareholders:

1995 was a record year for our Company. Net earnings were $6,807,000, or $3.62 per share, up from 1994 net earnings of $6,179,000, or $2.98 per share. Net sales for the Company increased to $120,643,000 from $114,719,000. The net increase in earnings was substantial since 1994 earnings included $2,748,000, or $1.32 per share as a result of significant reductions of LIFO inventories. There were also $976,000 ($.47 per share) of other one-time charges offsetting the LIFO gain in 1994.

Our sales growth was driven by a 17% increase in wholesale sales, which resulted in record wholesale sales and shipments for our Company. Retail sales decreased 37% as we continue to reduce the number of retail units. Our Retail Division now consists of ten Brass Boot stores and twenty-one other Company stores and leased departments.

By focusing on our wholesale brands, we have strengthened the overall position of our Company. Stacy Adams, a leading marketeer of men's fashion footwear, expanded its presence with major department and specialty stores throughout the country. As a result, Stacy Adams enjoyed record sales in both dress and casual footwear. Our Nunn Bush division's growth reflected the continued strength of its casual and dress footwear. This year marked the third straight year of record shipments for the Nunn Bush division.

We believe our Company's commitment to providing the best values in men's branded footwear will enable us to meet the challenges of an extremely difficult retail environment. Our order backlog is up in both wholesale divisions, which we expect will get us off to a strong start in 1996.

We look forward to continued growth in 1996, and we will strive to make Weyco as responsive as it can be to its customers, employees, vendors and shareholders.



                                        Thomas W. Florsheim
                                        Chairman of the Board and
                                        Chief Executive Officer



                                        Robert Feitler
                                        President and
                                        Chief Operating Officer

MANAGEMENT'S RESPONSIBILITIES
FOR FINANCIAL REPORTING

The management of Weyco Group, Inc. is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Company maintains internal control systems designed to provide reasonable assurance that the Company's financial records reflect the transactions of the Company and that its assets are protected from loss or unauthorized use.

The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears on page 11 of this Annual Report. Management has made available to Arthur Andersen LLP the Company's financial records and related data to allow them to evaluate the Company's system of accounting controls and provide an independent assessment as to the financial statements.

The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices. To ensure independence, Arthur Andersen LLP has full and free access to the Audit Committee to discuss the results of their audits, their opinions on the adequacy of internal controls, and the quality of financial reporting.

SELECTED FINANCIAL DATA


                                                                  Years Ended December 31
                                  ---------------------------------------------------------------------------------
                                      1995             1994              1993             1992              1991
                                  ------------    ------------      ------------     ------------      ------------
Net sales . . . . . . . . . . . . $120,643,000    $114,719,000      $122,144,000     $139,462,000      $140,495,000
Net earnings before cumulative
 effect of accounting change. . .    6,807,000       6,179,000         4,908,000        6,569,000         5,110,000
Cumulative effect of
 accounting change. . . . . . . .           --              --           880,000               --                --
                                  ------------    ------------      ------------     ------------      ------------
Net earnings  . . . . . . . . . . $  6,807,000    $  6,179,000      $  5,788,000     $  6,569,000      $  5,110,000

Net earnings per share before
 cumulative effect of
 accounting change  . . . . . . .        $3.62           $2.98             $2.32            $3.10             $2.37
Cumulative effect of
 accounting change  . . . . . . .           --              --               .42               --                --
                                         -----           -----             -----            -----             -----
Net earnings per share  . . . . .        $3.62           $2.98             $2.74            $3.10             $2.37

Total assets  . . . . . . . . . . $ 79,328,000    $ 72,827,000      $ 74,915,000     $ 71,848,000      $ 71,660,000

Weighted average shares
 and equivalent shares
 outstanding  . . . . . . . . . .    1,880,191       2,076,874         2,117,255        2,120,342         2,157,715
Cash dividends per share  . . . .         $.83            $.80              $.78             $.70              $.63
Working capital . . . . . . . . . $ 45,997,000    $ 52,968,000     $  55,864,000    $  51,714,000     $  49,856,000

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 1995, 1994 and 1993

                                                                    Years Ended December 31
                                                       -----------------------------------------------
                                                           1995              1994              1993
                                                       ------------     ------------      ------------
NET SALES . . . . . . . . . . . . . . . . . . . . .     $120,642,617     $114,718,526      $122,143,702

COST OF SALES . . . . . . . . . . . . . . . . . . .       88,093,991       76,282,844        82,773,870
                                                        ------------     ------------      ------------

  Gross earnings  . . . . . . . . . . . . . . . . .       32,548,626       38,435,682        39,369,832

SELLING AND ADMINISTRATIVE EXPENSES   . . . . . . .       23,946,940       29,043,678        32,238,337
                                                        ------------     ------------      ------------

  Earnings from operations  . . . . . . . . . . . .        8,601,686        9,392,004         7,131,495

INTEREST AND OTHER INCOME, net  . . . . . . . . . .        2,208,305          674,482           584,696
                                                        ------------     ------------      ------------

  Earnings before provision for income taxes
    and cumulative effect of accounting change. . .       10,809,991       10,066,486         7,716,191

PROVISION FOR INCOME TAXES  . . . . . . . . . . . .        4,003,000        3,887,000         2,808,000
                                                        ------------     ------------      ------------

  Net earnings before cumulative effect of
    accounting change . . . . . . . . . . . . . . .        6,806,991        6,179,486         4,908,191

CUMULATIVE EFFECT OF ACCOUNTING CHANGE  . . . . . .               --               --           880,000
                                                        ------------     ------------      ------------

  Net earnings  . . . . . . . . . . . . . . . . . .     $  6,806,991     $  6,179,486      $  5,788,191
                                                        ============     ============      ============

NET EARNINGS PER SHARE:

  Before cumulative effect of accounting change . .            $3.62            $2.98             $2.32

  Cumulative effect of accounting change  . . . . .               --               --               .42
                                                               -----            -----             -----

  Net earnings per share  . . . . . . . . . . . . .            $3.62            $2.98             $2.74
                                                               =====            =====             =====


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994

                                                                                                          1995        1994
                                                                                                      -----------  ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $11,247,137  $ 3,648,361
  Marketable securities, at amortized cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12,677,712   29,045,578
  Accounts receivable, less reserves of $2,049,180 and
    $1,673,180, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18,867,506   17,551,346
  Inventories -
    Finished shoes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,188,733    9,981,796
    Shoes in process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       618,671      257,820
    Raw material and supplies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       138,303      497,851
                                                                                                       -----------  -----------
      Total inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,945,707   10,737,467
                                                                                                       -----------  -----------
  Deferred income tax benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,746,000    1,407,000
  Prepaids and other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10,211       64,589
                                                                                                       -----------  -----------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    59,494,273   62,454,341
                                                                                                       -----------  -----------
MARKETABLE SECURITIES, AT AMORTIZED COST. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,470,262           --
DEFERRED INCOME TAX BENEFITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      519,000    1,035,000
OTHER ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,331,314    4,764,303
PLANT AND EQUIPMENT:
  Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      210,821      210,821
  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,905,759    1,837,251
  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,948,309    3,840,656
  Retail fixtures and leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,717,917    3,343,038
                                                                                                       -----------  -----------
                                                                                                         8,782,806    9,231,766
  Less  - Accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,269,369    4,658,046
                                                                                                       -----------  -----------
    Net plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,513,437    4,573,720
                                                                                                       -----------  -----------
                                                                                                       $79,328,286  $72,827,364
                                                                                                       ===========  ===========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 9,181,933  $ 5,246,754
  Dividend payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      397,113      380,223
  Accrued Liabilities  -
    Wages, salaries and commissions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,170,647    1,012,777
    Taxes other than income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      181,608      177,243
    Retail expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       31,576      332,584
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,444,282      990,953
  Accrued income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       90,366    1,345,363
                                                                                                       -----------  -----------
      Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13,497,525    9,485,897
                                                                                                       -----------  -----------
DEFERRED COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,747,764    3,914,004
SHAREHOLDERS' INVESTMENT:
  Common Stock, $1.00 par value, authorized 4,000,000 shares, issued and
    outstanding 1,442,787 shares in 1995 and 1,441,802 shares in 1994 . . . . . . . . . . . . . . . .    1,442,787    1,441,802
  Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 441,228 shares in 1995 and
    452,211 shares in 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       441,228      452,211
  Capital in excess of par value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,772,530    1,669,737
  Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    59,426,452   55,863,713

    Total shareholders' investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    64,082,997   59,427,463
                                                                                                        -----------  -----------
                                                                                                        $79,328,286  $72,827,364
                                                                                                        ===========  ===========


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 1995, 1994 and 1993


                                                                                     Class B          Capital
                                                                     Common          Common        in Excess of       Reinvested
                                                                      Stock           Stock          Par Value         Earnings
                                                                     ------          -------       ------------       ----------
Balance, December 31, 1992 . . . . . . . . . . . . . . . .         $1,633,587       $480,318       $1,265,900        $54,365,634
   Add (Deduct)  -
      Net earnings . . . . . . . . . . . . . . . . . . . .                 --             --               --          5,788,191
      Cash dividends declared ($.78 per share) . . . . . .                 --             --               --         (1,652,190)
      Conversions of Class B Common Stock to
        Common Stock . . . . . . . . . . . . . . . . . . .              6,785         (6,785)              --                 --
      Stock options exercised  . . . . . . . . . . . . . .             17,900             --          365,850                 --
      Income tax benefit from
        stock options exercised . . . . . . . . . . . . .                  --             --           75,438                 --
      Shares purchased and retired  . . . . . . . . . . .                (200)            --               --             (5,800)
                                                                   ----------       --------       ----------        -----------
Balance, December 31, 1993  . . . . . . . . . . . . . . .           1,658,072        473,533        1,707,188         58,495,835
   Add (Deduct)  -
      Net earnings  . . . . . . . . . . . . . . . . . . .                  --             --               --          6,179,486
      Cash dividends declared ($.80 per share)  . . . . .                  --             --               --         (1,658,986)
      Conversions of Class B Common Stock to
        Common Stock  . . . . . . . . . . . . . . . . . .               9,208         (9,208)              --                 --
      Stock options exercised . . . . . . . . . . . . . .              27,600             --          655,300                 --
      Income tax benefit from
        stock options exercised . . . . . . . . . . . . .                  --             --           77,849                 --
      Shares purchased and retired  . . . . . . . . . . .            (253,078)       (12,114)        (770,600)        (7,152,622)
                                                                   ----------       --------       ----------        -----------
Balance, December 31, 1994  . . . . . . . . . . . . . . .           1,441,802        452,211        1,669,737         55,863,713
   Add (Deduct)  -
      Net earnings  . . . . . . . . . . . . . . . . . . .                  --             --               --          6,806,991
      Cash dividends declared ($.83 per share)  . . . . .                  --             --               --         (1,562,808)
      Conversions of Class B Common Stock to
        Common Stock . . . . . . .  . . . . . . . . . . .               5,733         (5,733)              --                 --
      Stock options exercised  . . . . . . .  . . . . . .              41,500             --        1,081,500                 --
      Income tax benefit from
        stock options exercised . . . . . . . . . . . . .                  --             --          156,293                 --
      Shares purchased and retired  . . . . . . . . . . .             (46,248)        (5,250)        (135,000)        (1,681,444)
                                                                   ----------       --------       ----------        -----------
Balance, December 31, 1995  . . . . . . . . . . . . . . .          $1,442,787       $441,228       $2,772,530        $59,426,452
                                                                   ==========       ========       ==========        ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 1995, 1994 and 1993

                                                                                   1995                1994               1993
                                                                                ----------         ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  6,806,991         $  6,179,486      $  5,788,191
     Cumulative effect of accounting change . . . . . . . . . . . . . .                 --                   --          (880,000)
     Adjustments to reconcile net earnings to net cash
      provided by operating activities  -
       Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . .          1,133,921            1,226,237         1,203,394
       Deferred income taxes  . . . . . . . . . . . . . . . . . . . . .            177,000             (417,000)          286,000
       Deferred compensation  . . . . . . . . . . . . . . . . . . . . .            183,760              465,960           439,584
       Pension income . . . . . . . . . . . . . . . . . . . . . . . . .            (77,241)            (217,133)         (112,010)
       Loss on retirement of assets . . . . . . . . . . . . . . . . . .            121,789               48,518           133,427
       Changes in operating assets and liabilities  -
         Accounts receivable  . . . . . . . . . . . . . . . . . . . . .         (1,316,160)           2,182,007           168,685
         Inventories  . . . . . . . . . . . . . . . . . . . . . . . . .         (4,208,240)           6,312,844          (554,689)
         Prepaids and other current assets  . . . . . . . . . . . . . .             54,378              491,724          (535,840)
         Accounts payable . . . . . . . . . . . . . . . . . . . . . . .          3,935,179             (696,852)          329,874
         Accrued liabilities  . . . . . . . . . . . . . . . . . . . . .            139,556              (56,795)         (563,097)
         Accrued income taxes . . . . . . . . . . . . . . . . . . . . .         (1,098,704)           1,231,405        (1,618,162)
                                                                              ------------         ------------      ------------
            Net cash provided by operating activities . . . . . . . . .          5,852,229           16,750,401         4,085,357
                                                                              ------------         ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of marketable securities  . . . . . . . . . . . . . . . .        (33,521,343)         (65,076,331)      (40,103,588)
     Proceeds from sale of marketable securities  . . . . . . . . . . .         39,339,872           53,418,324        39,092,056
     Purchase of plant and equipment  . . . . . . . . . . . . . . . . .           (195,427)          (1,123,799)       (1,879,842)
     Investment in officers' life insurance . . . . . . . . . . . . . .           (410,695)            (393,064)         (363,547)
     Proceeds from sales of plant and equipment . . . . . . . . . . . .                 --              135,119           264,478
                                                                              ------------         ------------      ------------
            Net cash (used for) provided by investing activities  . . .          5,212,407          (13,039,751)       (2,990,443)
                                                                              ------------         ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payment of deferred compensation . . . . . . . . . . . . . . . . .         (1,175,000)                  --                --
     Proceeds from issuance of debt . . . . . . . . . . . . . . . . . .                 --            3,500,000                --
     Payments of notes payable  . . . . . . . . . . . . . . . . . . . .                 --           (3,500,000)               --
     Cash dividends paid  . . . . . . . . . . . . . . . . . . . . . . .         (1,545,918)          (1,704,884)       (1,607,607)
     Shares purchased and retired . . . . . . . . . . . . . . . . . . .         (1,867,942)          (8,188,414)           (6,000)
     Proceeds from stock options exercised  . . . . . . . . . . . . . .          1,123,000              682,900           383,750
                                                                              ------------         ------------      ------------
            Net cash used for financing activities  . . . . . . . . . .         (3,465,860)          (9,210,398)       (1,229,857)
                                                                              ------------         ------------      ------------
     Net increase (decrease) in cash and cash equivalents . . . . . . .          7,598,776           (5,499,748)         (134,943)

CASH AND CASH EQUIVALENTS, at beginning of year . . . . . . . . . . . .          3,648,361            9,148,109         9,283,052
                                                                              ------------         ------------      ------------
CASH AND CASH EQUIVALENTS, at end of year . . . . . . . . . . . . . . .       $ 11,247,137         $  3,648,361      $  9,148,109
                                                                              ============         ============      ============
SUPPLEMENTAL CASH FLOW INFORMATION:
     Income taxes paid  . . . . . . . . . . . . . . . . . . . . . . . .       $  4,942,309         $  2,672,304      $  4,499,764
     Interest paid  . . . . . . . . . . . . . . . . . . . . . . . . . .       $         --         $     30,000      $         --

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995


1.  SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries. All significant intercompany items are eliminated in the consolidated financial statements.

Translation of Foreign Currencies - The Company's foreign currency financial statements are translated in accordance with the provisions of the Financial Accounting Standards Board Statement on Foreign Currency Translation.

Revenue Recognition - Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through company-owned retail outlets are recorded at the time of delivery to retail customers.

Inventories - Inventories are valued at cost, which is not in excess of market, determined on a last-in, first-out (LIFO) basis. Inventory costs include material, labor and factory overhead.

Plant and Equipment and Depreciation - Plant and equipment are stated at cost and depreciated over their estimated useful lives using primarily the straight-line method. Fully depreciated machinery and equipment are eliminated from the accounts. Expenditures for lasts, dies and patterns are charged to earnings as incurred.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the bases of assets and liabilities for tax and financial reporting purposes. See Note 7. Deferred federal and state income taxes are provided on the unremitted earnings of foreign subsidiaries.

Earnings Per Share - Earnings per share are computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares consist of stock options which have a dilutive effect when applying the treasury stock method and are considered when material.

Cash Flows - For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Long Lived Assets - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company intends to adopt this statement during the first quarter of 1996. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Stock-Based Compensation - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company intends to adopt this statement in 1996 by making the required footnote disclosures only. Therefore, the adoption of this standard is not expected to have an effect on the Company's financial position or results of operations.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $2,757,000, $2,720,000 and $2,973,000 in 1995, 1994 and 1993,
respectively.


2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair values due to the short-term nature of those instruments. The fair value of marketable securities is estimated based upon quoted market rates.


3.  INVENTORIES

The excess of current cost over LIFO cost of inventories as of December 31, 1995 and 1994 was $15,549,000 and $15,965,000, respectively. During 1994 and
1993, inventory reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years compared with the current cost of purchases, the effect of which increased net earnings by $4,505,000 or $1.32 per share in 1994 and $465,000 or $.22 per share in 1993.


4.  INVESTMENTS

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities.

Under this statement, all of the Company's investments are classified as held-to-maturity securities and reported at amortized cost as the Company has the intent and ability to hold all security investments to maturity. The adoption of this statement had no impact on the Company's Consolidated Statement of Earnings.

A summary of the amortized cost and estimated market values of investment securities at December 31, 1995 and 1994 are as follows:

                                                  1995                      1994
                                         ------------------------  ------------------------
                                         Amortized      Market     Amortized      Market
                                            Cost         Value        Cost         Value
                                         -----------  -----------  -----------  -----------
Municipality and revenue bonds . . . . . $23,147,974  $23,234,971  $26,045,578  $25,917,914
U. S. Government securities  . . . . . .          --           --    3,000,000    2,955,701
                                         -----------  -----------  -----------  -----------
  Total marketable securities. . . . . .  23,147,974   23,234,971   29,045,578   28,873,615
  Less: Current marketable securities. .  12,677,712   12,690,832   29,045,578   28,873,615
                                         -----------  -----------  -----------  -----------
  Marketable securities due from
   one through five years. . . . . . . . $10,470,262  $10,544,139  $        --  $        --
                                         ===========  ===========  ===========  ===========


The unrealized gains and losses on investment securities at December 31, 1995 and 1994 were:


                                                                  1995                      1994
                                                       --------------------------  --------------------------
                                                        Unrealized    Unrealized   Unrealized    Unrealized
                                                          Gains         Losses        Gains        Losses
                                                       ------------  ------------  ------------  ------------
Municipality and revenue bonds . . . . . . . . . . .     $98,574       $11,577       $38,321       $165,985
U. S. government securities. . . . . . . . . . . . .          --            --            --         44,299
                                                         -------       -------       -------       --------
   Total . . . . . . . . . . . . . . . . . . . . . .     $98,574       $11,577       $38,321       $210,284
                                                         =======       =======       =======       ========


5.  BANK LINES OF CREDIT

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has broker acceptance loan facilities. There were no borrowings outstanding at December 31, 1995 and 1994 and no bank balances are required in support of these lines of credit.

During 1994, the Company borrowed $3,500,000 under the line at an interest rate of 6% for a period of 60 days. The average amount outstanding was $3,000,000.


6.  EMPLOYEE RETIREMENT PLANS

The Company and its subsidiaries have defined benefit retirement plans covering substantially all employees. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company's funding policy is to make contributions to the plans such that all employees' benefits will be fully provided by the time they retire. Plan assets are stated at market value and consist primarily of U. S. government securities, corporate obligations and corporate equities.

On January 1, 1995, the Company started a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 1995 the Company contributed $85,000 to the Plan.

The following summarizes the Company's pension income under the defined benefit plans:

                                                                               1995         1994        1993
                                                                            ------------------------------------
Benefits earned during the period. . . . . . . . . . . . . . . . . . . .    $  327,000   $  383,000   $  397,000
Interest cost on projected benefit obligation. . . . . . . . . . . . . .     1,031,000      958,000    1,003,000
Actual loss (return) on plan assets. . . . . . . . . . . . . . . . . . .    (3,202,000)     500,000   (1,953,000)
Net amortization and deferral                                                1,767,000   (2,058,000)     441,000
                                                                            ----------   ----------   ----------
  Net pension income . . . . . . . . . . . . . . . . . . . . . . . . . .    $  (77,000)  $ (217,000)  $ (112,000)
                                                                            ==========   ==========   ==========


The actuarial assumptions used as of December 31, 1995, 1994 and 1993 for determining the present value of the projected benefit obligation were as follows:

                                                   1995   1994  1993
                                                   -----------------
Discount rate                                         7%    7%    7%
Rate of compensation increase                         5%    5%    5%
Long-term rate of return on plan assets             8.5%  8.5%  8.5%


The funded status of the Company's defined benefit retirement plans at December 31, is as follows:

                                                                          Plans for Which Assets        Plan for Which
                                                                            Exceed Accumulated        Accumulated Benefits
                                                                                  Benefits                Exceed Assets
                                                                          -------------------------  ------------------------
                                                                             1995          1994          1995          1994
                                                                          -------------------------  ------------------------
Actuarial present value of benefit obligations:
    Vested. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $10,750,000  $11,171,000   $ 1,887,000  $ 1,638,000
    Nonvested . . . . . . . . . . . . . . . . . . . . . . . . . . .           134,000      226,000        18,000       32,000
                                                                          -----------  -----------   -----------  -----------

  Accumulated benefit obligation. . . . . . . . . . . . . . . . . .        10,884,000   11,397,000     1,905,000    1,670,000
Effect of projected future salary increases . . . . . . . . . . . .         1,385,000    1,165,000       285,000      399,000
                                                                          -----------  -----------   -----------  -----------

  Projected benefit obligation. . . . . . . . . . . . . . . . . . .        12,269,000   12,562,000     2,190,000    2,069,000
Plan assets at market value     . . . . . . . . . . . . . . . . . .        17,924,000   15,827,000            --           --
                                                                          -----------  -----------   -----------  -----------
  Plan assets in excess of (less than)
    projected benefit obligation. . . . . . . . . . . . . . . . . .         5,655,000    3,265,000    (2,190,000)  (2,069,000)
Unrecognized prior service cost (benefit) . . . . . . . . . . . . .          (591,000)    (787,000)      651,000      749,000
Unrecognized net (gain) loss. . . . . . . . . . . . . . . . . . . .          (259,000)   2,164,000        16,000       40,000
Unrecognized net transition (asset) obligation. . . . . . . . . . .        (1,258,000)  (1,478,000)           --       57,000
Additional minimum liability. . . . . . . . . . . . . . . . . . . .                --           --      (382,000)    (447,000)
                                                                          -----------  -----------   -----------  -----------
  Net recorded pension asset
     (liability) included in other assets . . . . . . . . . . . . .       $ 3,547,000  $ 3,164,000   $(1,905,000) $(1,670,000)
                                                                          ===========  ===========   ===========  ============

7.  INCOME TAXES

The Company adopted the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993, by means of a cumulative catch-up adjustment which increased net earnings by $880,000 ($.42 per share). Prior to the adoption of Statement No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. The effect of this change on net earnings before cumulative effect for the year ended December 31, 1993 was not material.

The provision for income taxes includes the following components:




                                                              1995               1994                 1993
                                                          -----------       ------------         ------------
Current  -
  Federal . . . . . . . . . . . . . . . . . . . .          $2,939,000         $3,310,000           $2,056,000
  State . . . . . . . . . . . . . . . . . . . . .             887,000            994,000              466,000
                                                           ----------         ----------           ----------
       Total. . . . . . . . . . . . . . . . . . .           3,826,000          4,304,000            2,522,000
                                                           ----------         ----------           ----------

Deferred  -
  Federal . . . . . . . . . . . . . . . . . . . .             114,000           (331,000)             227,000
  State . . . . . . . . . . . . . . . . . . . . .              63,000            (86,000)              59,000
                                                           ----------         ----------           ----------
       Total. . . . . . . . . . . . . . . . . . .             177,000           (417,000)             286,000
                                                           ----------         ----------           ----------
       Total provision. . . . . . . . . . . . . .          $4,003,000         $3,887,000           $2,808,000
                                                           ==========         ==========           ==========
       Effective tax rate . . . . . . . . . . . .                37.0%              38.6%                36.5%
                                                           ==========         ==========           ==========


The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of Federal tax benefit, of 4.3% in 1995, 5.3% in 1994 and 4.0% in 1993, the effect of municipal bond interest, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 1995 and 1994, are as follows:



                                                      1995                      1994
                                                   -----------              ------------
Deferred tax assets:
  Accounts receivable
   and inventory reserves  . . . . . . . . . .     $  983,000               $  922,000
  Deferred compensation  . . . . . . . . . . .      1,140,000                1,526,000
  Depreciation . . . . . . . . . . . . . . . .        441,000                  400,000
  Other  . . . . . . . . . . . . . . . . . . .        792,000                  649,000
                                                   ----------               ----------
                                                    3,356,000                3,497,000
                                                   ----------               ----------

Deferred tax liabilities:
  Prepaid pension  . . . . . . . . . . . . . .       (789,000)                (757,000)
  Unrepatriated foreign earnings . . . . . . .        (15,000)                (143,000)
  Cash value of life insurance . . . . . . . .       (287,000)                (155,000)
                                                   ----------               ----------
                                                   (1,091,000)              (1,055,000)
                                                   ----------               ----------
  Net deferred tax asset . . . . . . . . . . .     $2,265,000               $2,442,000
                                                   ==========               ==========

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:

                                                      1995                     1994
                                                   ----------               ----------
Current deferred income tax benefits . . . . .     $1,746,000               $1,407,000
Noncurrent deferred income tax benefits  . . .        519,000                1,035,000
                                                   ----------               ----------
                                                   $2,265,000               $2,442,000
                                                   ==========               ==========

8.  DEFERRED COMPENSATION

The Company has deferred compensation agreements with two of its executives. The Company has accrued and expensed $184,000 in 1995, $466,000 in 1994 and $440,000 in 1993 in connection with these agreements. On December 1, 1995, the Company amended each of these agreements to allow for the acceleration of payments under such agreements, regardless of whether the executive has retired, remains in the Company's employ or otherwise terminates his employment. Accordingly, the Company paid $1,175,000 under these amended agreements in 1995. The remaining amounts owed under the agreements are expected to be paid as follows:


          1996                         $1,175,000
          1997                          1,275,000
          1998                            656,000



9.  OPERATING LEASES

A subsidiary of the Company operates retail shoe stores and departments under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount, and other leases provide for rentals based solely on a percentage of sales. Total minimum rents were $1,181,000 in 1995, $1,240,000 in 1994 and $1,300,000 in
1993.  Percentage rentals were $865,000 in 1995, $1,910,000 in 1994 and
$3,690,000 in 1993.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995, are shown below. Renewal options exist for many long-term leases.

        1996. . . . . . . . . . . . . . . . . .   $1,087,000
        1997. . . . . . . . . . . . . . . . . .    1,036,000
        1998. . . . . . . . . . . . . . . . . .      871,000
        1999. . . . . . . . . . . . . . . . . .      517,000
        2000 through 2004 . . . . . . . . . . .      835,000
                                                  ----------
        Total . . . . . . . . . . . . . . . . .   $4,346,000
                                                  ==========


10.  SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

The Company has one nonqualified stock option plan under which 22,500 shares of Common Stock have been reserved for issuance. During the past three years, the following options have been exercised:


                                      Options Exercised  Total Option Proceeds
                                      -----------------  ---------------------
1995. . . . . . . . . . . . . .             41,500             $1,123,000
1994. . . . . . . . . . . . . .             27,600                682,900
1993. . . . . . . . . . . . . .             17,900                383,750


During 1995, 500 options expired.

At December 31, 1995, the following options were outstanding under the plan, all of which are exercisable and expire five years from date of grant.


                                                         Option       Number
         Date of Grant                                    Price    of Shares
        --------------                                   -------   ----------
       January 20, 1993. . . . . . . . . . . . . . . .   $29.00     19,900
       November 7, 1994. . . . . . . . . . . . . . . .    34.63     24,000
       November 20, 1995 . . . . . . . . . . . . . . .    39.25     29,500


During 1995, the Company entered into a contract to purchase 146,860 shares of Common Stock and 106,360 shares of Class B Common Stock for $39.25 per share, to be paid on January 3, 1996. On January 3, 1996, the total purchase price of $9,938,885 was paid and the transaction completed.

11.  INDUSTRY SEGMENT INFORMATION

The Company and its subsidiaries engage in one line of business - the manufacture, purchase and distribution of men's footwear. All sales are to unaffiliated customers from North America.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.





ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 19, 1996

COMMON STOCK DATA



                                                            1995                                    1994
                                            ----------------------------------------------------------------------------
                                               Price Range          Cash               Price Range             Cash
                                               -----------        Dividends            ------------          Dividends
Quarter                                      High        Low      Declared         High            Low        Declared
                                            ----------------------------------------------------------------------------
First  . . . . . . . . . . . . . . . .      37          33           $.20         35 3/4          32 3/4         $.20
Second . . . . . . . . . . . . . . . .      37 3/4      34            .21         36 3/4          32 3/4          .20
Third  . . . . . . . . . . . . . . . .      40          35  1/2       .21             37          29 1/4          .20
Fourth . . . . . . . . . . . . . . . .      41          36  1/2       .21         36 1/4              30          .20
                                                                     ----                                        ----
                                                                     $.83                                        $.80
                                                                     ====                                        ====


There are approximately 500 holders of record of the Company's common stock as of March 5, 1996.

The Company's Common Stock is listed on the NASDAQ National Market System (NMS) (symbol WEYS). The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 10 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS


LIQUIDITY

The Company's primary source of liquidity is its cash and marketable securities which aggregated approximately $34,395,000 at December 31, 1995, up from $32,694,000 at December 31, 1994. In addition, the Company maintains a $7,500,000 bank line of credit and has banker acceptance loan facilities to provide funds on a short-term basis when necessary. There were no draws on the line of credit during 1995. On January 3, 1996, the Company paid $9,938,885 for the purchase of 146,860 shares of Common Stock and 106,360 shares of Class B Common Stock.

The Company's capital expenditures were $195,000, $1,124,000 and $1,880,000 in 1995, 1994 and 1993, respectively. The Company currently expects that the 1996 capital expenditures will not exceed $1,000,000.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.


RESULTS OF OPERATIONS


Total net sales of the Company increased approximately 5% from $114,719,000 in 1994 to $120,643,000 in 1995. Net sales in the wholesale division increased 17% from $90,235,000 in 1994 to $105,149,000 in 1995. The increase in sales resulted from an increase of 17% in the number of pairs of shoes shipped, with the average selling price per pair remaining flat in 1995. Retail net sales decreased 37% in 1995 from $24,484,000 in 1994 to $15,494,000 in 1995. Retail sales declined due to the closing of 45 leased shoe departments and 7 company-operated units during 1994, and the close of 10 retail units in 1995. "Same store" net sales decreased 1% in 1995.

Gross earnings as a percent of net sales was approximately 27% in 1995 compared with 33.5% in 1994. Inventory reductions in 1994 resulted in the liquidation of LIFO inventories, which decreased cost of sales $4,505,000 ($2,748,000 after tax or $1.32 per share). Additionally, the Company incurred a loss of approximately $375,000 ($.11 per share), primarily due to the sales of inventory from closing certain leased departments. Excluding the effect of the LIFO liquidation and closing costs, 1994 gross earnings as a percent of net sales was 30%. The decrease in overall gross earnings as a percent of sales from 1994 to 1995 was due to a mix change to a higher percentage of wholesale sales as compared with total sales.


The overall decrease in selling and administrative expenses can be principally attributed to the retail store closings in 1994 and 1995. Additionally, 1994 expenses include one-time charges totaling $1,225,000 ($.36 per share). Retail expenses, excluding any nonrecurring charges, decreased $4,056,000, principally due to decreases in store salaries ($1,898,000) and rent and occupancy costs ($1,406,000). Excluding 1994 nonrecurring charges, wholesale selling and administrative expenses increased 2% from $16,009,000 in 1994 to $16,365,000 in 1995, but as a percent of wholesale sales decreased from 17.7% in 1994 to 15.6% in 1995.


Interest income from fixed rate short-term investments, principally federal tax-exempt municipal securities, comprised the majority of interest and other income during each of the years 1995, 1994 and 1993. The increase in 1995 is due principally to increased interest income of $451,000 and $850,000 realized from a lease assignment.

The Company continues to purchase finished shoes and components from outside suppliers around the world. The majority of these foreign sourced purchases are denominated in U. S. dollars. The Company presently operates one shoe manufacturing plant in Wisconsin. Production in this factory has changed little during the past three years. There have been few inflationary pressures in the shoe industry in recent years and leather and other component prices have been stable. It is anticipated that, when necessary, selling price increases could be initiated to offset periodic increases in costs of purchased shoes, components, materials, labor and other expenses.

Nunn Bush Shoe Company ("Nunn Bush"), a subsidiary of the Company, has been identified as a potentially responsible party ("PRP") in two separate actions in connection with an alleged hazardous substance discharge in the State of Wisconsin. Nunn Bush is contesting these actions and denies liability in the matter. It is anticipated that the resolution of this matter will not have a material effect on the Consolidated Financial Statements.

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company intends to adopt these Statements in 1996. The adoption of these statements is not expected to have a material effect on the Company's financial position or results of operations.

DIRECTORS

Robert Feitler
     President and Chief Operating Officer

Thomas W. Florsheim
     Chairman and Chief Executive Officer

Leonard J. Goldstein
     Retired,
     Former Chairman, president and Chief Executive Officer,
     Miller Brewing Company

Frank W. Norris
     Director
     Associated Bank Milwaukee

Frederick P. Stratton, Jr.
     Chairman and Chief Executive Officer,
     Briggs & Stratton Corporation,
     Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim
     Chairman and Chief Executive Officer

Robert Feitler
     President and Chief Operating Officer

David N. Couper
     Vice President

John W. Florsheim
     Vice President

Thomas W. Florsheim, Jr.
     Vice President

James F. Gorman
     Vice President

Peter S. Grossman
     Vice President

John F. Wittkowske
     Secretary and Treasurer


TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York 10005