Form 10-K, Exhibit 13
period 1996-12-31
WEYCO GROUP INC
filed 1997-03-25
CIK 106532

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

1996 was an outstanding year for our Company.

Net sales increased 7% to $129,314,000 from $120,643,000. Net earnings grew 18% to a record $8,072,000, or $4.97 per share, from $6,807,000, or $3.62 per share.

Our mission is to provide the best value across the various footwear categories in which we compete. Our commitment to this end has enabled us to strengthen our position as a key player in men's branded footwear. In 1996, our Nunn Bush, Stacy Adams and Brass Boot brands all registered significant increases. Overall, our wholesale business grew 13%, resulting in a fourth straight year of record wholesale shipments.

Nunn Bush's growth is driven by the brand's success in basic casual and dress footwear, offering superior quality at moderate price points. Stacy Adams, meanwhile, continues to benefit from its strong heritage in the fashion segment, as more retailers target the fashion consumer as an opportunity for incremental growth.

In 1996, we also made a strategic decision to enhance our penetration into the better grade market with our Brass Boot brand, which is primarily designed and manufactured in Italy. We have intensified our efforts around Brass Boot, expanding the scope of the product line and increasing our investment in marketing.

As we sharpen our focus on our wholesale business, we continue to reduce our number of retail units. Our Retail Division now consists of nine Brass Boot stores and seven other company stores. As a result, overall retail sales decreased 29%. Same-store sales, however, increased 1%.

With the continuing consolidation of retailers, the current environment presents unique challenges. We believe that we are taking the necessary steps to keep our brands relevant and profitable. We look forward to a successful 1997, and we will strive to make Weyco as responsive as it can be to its customers, employees, vendors and shareholders.

Thomas W. Florsheim

Thomas W. Florsheim
Chairman of the Board and
Chief Executive Officer

Thomas W. Florsheim, Jr.

Thomas W. Florsheim, Jr.
President and
Chief Operating Officer

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                      Years Ended December 31
                              ------------------------------------------------------------------------
                                  1996           1995           1994           1993           1992
                              ------------   ------------   ------------   ------------   ------------
Net sales...................  $129,314,000   $120,643,000   $114,719,000   $122,144,000   $139,462,000
Net earnings before
  cumulative effect of
  accounting change.........     8,072,000      6,807,000      6,179,000      4,908,000      6,569,000
Cumulative effect of
  accounting change.........            --             --             --        880,000             --
                              ------------   ------------   ------------   ------------   ------------
Net earnings................  $  8,072,000   $  6,807,000   $  6,179,000   $  5,788,000   $  6,569,000
                              ============   ============   ============   ============   ============

Net earnings per share
  before cumulative effect
  of accounting change......         $4.97          $3.62          $2.98          $2.32          $3.10
Cumulative effect of
  accounting change.........            --             --             --            .42             --
                              ------------   ------------   ------------   ------------   ------------
Net earnings per share......         $4.97          $3.62          $2.98          $2.74          $3.10
                              ============   ============   ============   ============   ============
Weighted average shares and
  equivalent shares
  outstanding...............     1,623,521      1,880,191      2,076,874      2,117,255      2,120,342
Cash dividends per share....          $.87           $.83           $.80           $.78           $.70
Working capital.............  $ 33,840,000   $ 45,997,000   $ 52,968,000   $ 55,864,000   $ 51,714,000
Total assets................  $ 73,077,000   $ 79,328,000   $ 72,827,000   $ 74,915,000   $ 71,848,000

COMMON STOCK DATA
--------------------------------------------------------------------------------

                                                 1996                                                  1995
                            -----------------------------------------------------------------------------------------------------
                                      Price Range                   Cash                    Price Range                   Cash
                                      -----------                 Dividends                 -----------                 Dividends
                                High               Low            Declared            High               Low            Declared
Quarter:                    -----------------------------------------------------------------------------------------------------
First.....................   41                 37 1/2            $.21             37                 33                 $.20
Second....................   42                 38                 .22             37 3/4             34                  .21
Third.....................   42 1/2             39 1/2             .22             40                 35 1/2              .21
Fourth....................   43                 39 1/2             .22             41                 36 1/2              .21
                                                                  ----                                                   ----
                                                                  $.87                                                   $.83
                                                                  ====                                                   ====

There are approximately 500 holders of record of the Company's common stock as of March 4, 1997.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 11 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

LIQUIDITY

The Company's primary source of liquidity is its cash and marketable securities which aggregated approximately $31,457,000 at December 31, 1996, and $34,395,000 at December 31, 1995. In addition, the Company maintains a $7,500,000 bank line of credit and has banker acceptance loan facilities to provide funds on a short-term basis when necessary. There were no draws on the line of credit during 1996.

On January 3, 1996, the Company paid $9,938,885 for the purchase of 146,860 shares of Common Stock and 106,360 shares of Class B Common Stock. Also, during 1996 and 1995, payments of $1,175,000 were made under deferred compensation agreements.

The Company's capital expenditures were $251,000, $195,000 and $1,124,000 in 1996, 1995 and 1994, respectively. The Company currently expects that 1997 capital expenditures will not exceed $1,000,000.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.

RESULTS OF OPERATIONS

1996 VS. 1995

Total net sales of the Company increased 7% from $120,643,000 in 1995 to $129,314,000 in 1996. Net sales in the wholesale division increased 13% from $105,149,000 in 1995 to $118,362,000 in 1996. The increase in sales resulted from an increase of 7% in the number of pairs of shoes shipped, as well as an increase in the average selling price per pair of 5% from 1995 to 1996. The increase in the selling price per pair was principally caused by a change in product mix. Retail net sales decreased 29% in 1996 from $15,494,000 in 1995 to $10,952,000 in 1996. Retail sales declined due to the closing of 13 leased shoe departments and 1 retail store during 1996. "Same store" net sales increased 1% in 1996. Gross earnings as a percent of net sales were flat between 1995 and 1996 at 27%.

Selling and administrative expenses decreased from $23,947,000 in 1995 to $23,176,000 in 1996. The decrease can be principally attributed to the retail store closings in 1995 and 1996. Consequently, retail selling and administrative expenses decreased 31% from $7,754,000 in 1995 to $5,362,000 in 1996. Wholesale selling and administrative expenses increased 9% from $16,365,000 in 1995 to $17,814,000 in 1996. As a percentage of wholesale sales, these expenses decreased from 15.5% in 1995 to 15.0% in 1996.

Interest and other income decreased from $2,208,000 in 1995 to $1,126,000 in 1996, primarily because 1995 included $850,000 of income realized from a lease assignment. Interest income also decreased in 1996 due to lower marketable securities balances during the year.

1995 VS. 1994

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

--------------------------------------------------------------------------------

earnings as a percent of sales from 1994 to 1995 was due to a mix change to a higher percentage of wholesale sales as compared with total sales.

The overall decrease in selling and administrative expenses can be principally attributed to the retail store closings in 1994 and 1995. Additionally, 1994 expenses include one-time charges totalling $1,225,000 ($.36 per share). Retail expenses, excluding any nonrecurring charges, decreased $4,056,000, principally due to decreases in store salaries ($1,898,000) and rent and occupancy costs ($1,406,000). Excluding 1994 nonrecurring charges, wholesale selling and administrative expenses increased 2% from $16,009,000 in 1994 to $16,365,000 in 1995, but as a percent of wholesale sales decreased from 17.7% in 1994 to 15.6% in 1995.

Interest income from fixed rate short-term investments, principally federal tax-exempt municipal securities, comprised the majority of interest and other income during each of the years 1995, 1994 and 1993. The increase in 1995 is due principally to increased interest income of $451,000 and $850,000 realized from a lease assignment.

OVERALL ANALYSIS

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

Previously, the Company had been identified as a potentially responsible party ("PRP") in two separate actions in connection with an alleged hazardous substance discharge in the State of Wisconsin. During 1996, these actions were settled. The Company paid a cash settlement, which was not material in relation to the Consolidated Financial Statements.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

                                                                   Years Ended December 31
                                                         --------------------------------------------
                                                             1996            1995            1994
                                                         ------------    ------------    ------------

NET SALES............................................    $129,314,045    $120,642,617    $114,718,526

COST OF SALES........................................      94,474,268      88,093,991      76,282,844
                                                         ------------    ------------    ------------

  Gross earnings.....................................      34,839,777      32,548,626      38,435,682

SELLING AND ADMINISTRATIVE EXPENSES..................      23,175,555      23,946,940      29,043,678
                                                         ------------    ------------    ------------

  Earnings from operations...........................      11,664,222       8,601,686       9,392,004

INTEREST AND OTHER INCOME, net.......................       1,126,199       2,208,305         674,482
                                                         ------------    ------------    ------------

  Earnings before provision for income taxes.........      12,790,421      10,809,991      10,066,486

PROVISION FOR INCOME TAXES...........................       4,718,000       4,003,000       3,887,000
                                                         ------------    ------------    ------------

  Net earnings.......................................    $  8,072,421    $  6,806,991    $  6,179,486
                                                         ============    ============    ============

NET EARNINGS PER SHARE...............................    $4.97           $3.62           $2.98
                                                         ============    ============    ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995
--------------------------------------------------------------------------------

                                                                   1996           1995
                                                                -----------    -----------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents.................................    $ 6,837,765    $11,247,137

  Marketable securities, at amortized cost..................      8,179,263     12,677,712

  Accounts receivable, less reserves of $2,292,180 and
     $2,049,180, respectively...............................     18,235,404     18,867,506

  Inventories...............................................     12,399,444     14,945,707

  Deferred income tax benefits..............................      2,161,000      1,746,000

  Prepaid expenses and other current assets.................             --         10,211
                                                                -----------    -----------

       Total current assets.................................     47,812,876     59,494,273
                                                                -----------    -----------

MARKETABLE SECURITIES, AT AMORTIZED COST....................     16,440,201     10,470,262

DEFERRED INCOME TAX BENEFITS................................         33,000        519,000

OTHER ASSETS................................................      6,138,205      5,331,314

PLANT AND EQUIPMENT, NET....................................      2,652,873      3,513,437
                                                                -----------    -----------

                                                                $73,077,155    $79,328,286
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

--------------------------------------------------------------------------------

                                                                   1996           1995
                                                                -----------    -----------

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:

  Accounts payable..........................................    $ 6,793,555    $ 9,181,933

  Dividend payable..........................................        349,354        397,113

  Accrued liabilities -

     Wages, salaries and commissions........................      2,689,200      2,170,647

     Taxes other than income taxes..........................        122,788        181,608

     Other..................................................      3,025,765      1,475,858

  Accrued income taxes......................................        992,241         90,366
                                                                -----------    -----------

       Total current liabilities............................     13,972,903     13,497,525
                                                                -----------    -----------

DEFERRED COMPENSATION.......................................             --      1,747,764

SHAREHOLDERS' INVESTMENT:

  Common Stock, $1.00 par value, authorized 4,000,000
     shares, issued and outstanding 1,259,053 shares in 1996
     and 1,442,787 shares in 1995...........................      1,259,053      1,442,787

  Class B Common Stock, $1.00 par value, authorized
     2,000,000 shares, issued and outstanding 328,422 shares
     in 1996 and 441,228 shares in 1995.....................        328,422        441,228

  Capital in excess of par value............................      1,666,065      2,772,530

  Reinvested earnings.......................................     55,850,712     59,426,452
                                                                -----------    -----------

       Total shareholders' investment.......................     59,104,252     64,082,997
                                                                -----------    -----------

                                                                $73,077,155    $79,328,286
                                                                ===========    ===========

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

                                                                  Class B     Capital in
                                                      Common       Common     Excess of    Reinvested
                                                      Stock        Stock      Par Value     Earnings
                                                    ----------    --------    ----------   -----------
Balance, December 31, 1993......................    $1,658,072    $473,533    $1,707,188   $58,495,835
  Add (Deduct) -
     Net earnings...............................            --          --            --     6,179,486
     Cash dividends declared ($.80 per share)...            --          --            --    (1,658,986)
     Conversions of Class B Common Stock to
       Common Stock.............................         9,208      (9,208)           --            --
     Stock options exercised....................        27,600          --       655,300            --
     Income tax benefit from stock options
       exercised................................            --          --        77,849            --
     Shares purchased and retired...............      (253,078)    (12,114)     (770,600)   (7,152,622)
                                                    ----------    --------    ----------   -----------
Balance, December 31, 1994......................     1,441,802     452,211     1,669,737    55,863,713
  Add (Deduct) -
     Net earnings...............................            --          --            --     6,806,991
     Cash dividends declared ($.83 per share)...            --          --            --    (1,562,808)
     Conversions of Class B Common Stock to
       Common Stock.............................         5,733      (5,733)           --            --
     Stock options exercised....................        41,500          --     1,081,500            --
     Income tax benefit from stock options
       exercised................................            --          --       156,293            --
     Shares purchased and retired...............       (46,248)     (5,250)     (135,000)   (1,681,444)
                                                    ----------    --------    ----------   -----------
Balance, December 31, 1995......................     1,442,787     441,228     2,772,530    59,426,452
  Add (Deduct) -
     Net earnings...............................            --          --            --     8,072,421
     Cash dividends declared ($.87 per share)...            --          --            --    (1,394,930)
     Conversions of Class B Common Stock to
       Common Stock.............................         6,446      (6,446)           --            --
     Stock options exercised....................         2,500          --        77,031            --
     Shares purchased and retired...............      (192,680)   (106,360)   (1,183,496)  (10,253,231)
                                                    ----------    --------    ----------   -----------
Balance, December 31, 1996......................    $1,259,053    $328,422    $1,666,065   $55,850,712
                                                    ==========    ========    ==========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

                                                            1996           1995           1994
                                                        ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings........................................  $  8,072,421   $  6,806,991   $  6,179,486
  Adjustments to reconcile net earnings to net cash
   provided by operating activities -
     Depreciation.....................................     1,044,559      1,133,921      1,226,237
     Deferred income taxes............................        71,000        177,000       (417,000)
     Deferred compensation............................       130,185        183,760        465,960
     Pension income...................................      (361,173)       (77,241)      (217,133)
     Loss on retirement of assets.....................        62,468        121,789         48,518
     Changes in operating assets and liabilities -
      Accounts receivable.............................       632,102     (1,316,160)     2,182,007
      Inventories.....................................     2,546,263     (4,208,240)     6,312,844
      Prepaids and other current assets...............        10,211         54,378        491,724
      Accounts payable................................    (2,388,378)     3,935,179       (696,852)
      Accrued liabilities.............................     1,306,691        139,556        (56,795)
      Accrued income taxes............................       901,875     (1,098,704)     1,231,405
                                                        ------------   ------------   ------------
       Net cash provided by operating activities......    12,028,224      5,852,229     16,750,401
                                                        ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities...................   (15,192,006)   (33,521,343)   (65,076,331)
  Proceeds from sales of marketable securities........    13,720,516     39,339,872     53,418,324
  Purchase of plant and equipment.....................      (250,893)      (195,427)    (1,123,799)
  Investment in officers' life insurance..............      (445,718)      (410,695)      (393,064)
  Proceeds from sales of plant and equipment..........         4,430             --        135,119
                                                        ------------   ------------   ------------
       Net cash provided by (used for) investing
          activities..................................    (2,163,671)     5,212,407    (13,039,751)
                                                        ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of deferred compensation....................    (1,175,000)    (1,175,000)            --
  Proceeds from issuance of debt......................            --             --      3,500,000
  Payments of notes payable...........................            --             --     (3,500,000)
  Cash dividends paid.................................    (1,442,689)    (1,545,918)    (1,704,884)
  Shares purchased and retired........................   (11,735,767)    (1,867,942)    (8,188,414)
  Proceeds from stock options exercised...............        79,531      1,123,000        682,900
                                                        ------------   ------------   ------------
       Net cash used for financing activities.........   (14,273,925)    (3,465,860)    (9,210,398)
                                                        ------------   ------------   ------------
  Net increase (decrease) in cash and cash
     equivalents......................................    (4,409,372)     7,598,776     (5,499,748)
CASH AND CASH EQUIVALENTS, at beginning of year.......    11,247,137      3,648,361      9,148,109
                                                        ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, at end of year.............  $  6,837,765   $ 11,247,137   $  3,648,361
                                                        ============   ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid...................................  $  3,744,349   $  4,942,309   $  2,672,304
  Interest paid.......................................  $         --   $         --   $     30,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996
--------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries ("The Company"). All significant intercompany items are eliminated in the consolidated financial statements.

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

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for tax and financial reporting purposes. See Note 8.

Earnings Per Share - Earnings per share are computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares consist of stock options which have a dilutive effect when applying the treasury stock method and are considered when material.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

Long-Lived Assets - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of this statement in 1996 had no material effect on the Consolidated Financial Statements.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $2,951,000, $2,757,000 and $2,720,000 in 1996, 1995 and 1994,
respectively.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. The fair value of marketable securities is estimated based upon quoted market rates. See Note 4.

3. INVENTORIES

At December 31, 1996 and 1995, inventories consist of:

                                                              1996           1995
                                                           -----------    -----------
   Finished shoes........................................  $11,984,639    $14,188,733
   Shoes in Process......................................      331,718        618,671
   Raw materials.........................................       83,087        138,303
                                                           -----------    -----------
   Total inventories.....................................  $12,399,444    $14,945,707

The excess of current cost over LIFO cost of inventories as of December 31, 1996 and 1995 was $16,597,000 and $15,549,000, respectively. During 1994, inventory reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years compared

--------------------------------------------------------------------------------

with the current cost of purchases, the effect of which increased net earnings by $4,505,000 or $1.32 per share.

4. INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 1996 and 1995 are as follows:

                                                       1996                          1995
                                            --------------------------    --------------------------
                                             Amortized                     Amortized
                                               Cost       Market Value       Cost       Market Value
                                            -----------   ------------    -----------   ------------
Municipality and revenue bonds............  $24,619,464    $24,713,354    $23,147,974    $23,234,971
Less: Current marketable securities.......    8,179,263      8,184,516     12,677,712     12,690,832
                                            -----------    -----------    -----------    -----------
   Marketable securities due from one
      through five years..................  $16,440,201    $16,528,838    $10,470,262    $10,544,139
                                            ===========    ===========    ===========    ===========

The unrealized gains and losses on investment securities at December 31 are:

                                               1996                      1995                      1994
                                      -----------------------   -----------------------   -----------------------
                                      Unrealized   Unrealized   Unrealized   Unrealized   Unrealized   Unrealized
                                        Gains        Losses       Gains        Losses       Gains        Losses
                                      ----------   ----------   ----------   ----------   ----------   ----------
Municipality and revenue bonds......   $127,490     $ 33,600     $ 98,574     $ 11,577     $ 38,321     $165,985
U. S. government securities.........         --           --           --           --           --       44,299
                                       --------     --------     --------     --------     --------     --------
   Total............................   $127,490     $ 33,600     $ 98,574     $ 11,577     $ 38,321     $210,284

5. PLANT AND EQUIPMENT

At December 31, 1996 and 1995, plant and equipment consists of:

                                                                 1996          1995
                                                              ----------    ----------
Land........................................................  $  210,821    $  210,821
Buildings...................................................   1,858,423     1,905,759
Machinery and equipment.....................................   3,956,620     3,948,309
Retail fixtures and leasehold improvements..................   2,653,653     2,717,917
                                                              ----------    ----------
   Plant and equipment......................................  $8,679,517    $8,782,806
Less: Accumulated depreciation..............................   6,026,644     5,269,369
                                                              ----------    ----------
   Plant and equipment, net.................................  $2,652,873    $3,513,437

6. BANK LINES OF CREDIT

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has banker acceptance loan facilities. There were no borrowings outstanding at December 31, 1996 and 1995 and no bank balances are required in support of these lines of credit.

During 1994, the Company borrowed $3,500,000 under the line at an interest rate of 6% for a period of 60 days. The average amount outstanding was $3,000,000.

7. EMPLOYEE RETIREMENT PLANS

The Company has defined benefit retirement plans covering substantially all employees. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company's funding policy is to make contributions to the plans such that all employees' benefits will be fully

--------------------------------------------------------------------------------

provided by the time they retire. Plan assets are stated at market value and consist primarily of U.S. government securities, corporate obligations and corporate equities.

The following summarizes the Company's pension income under the defined benefit plans:

                                                                1996          1995          1994
                                                             -----------   -----------   -----------
Benefits earned during the period..........................  $   349,000   $   327,000   $   383,000
Interest cost on projected benefit obligation..............    1,025,000     1,031,000       958,000
Actual loss (return) on plan assets........................   (1,663,000)   (3,202,000)      500,000
Net amortization and deferral..............................      (72,000)    1,767,000    (2,058,000)
                                                             -----------   -----------   -----------
   Net pension income......................................  $  (361,000)  $   (77,000)  $  (217,000)
                                                             ===========   ===========   ===========

The funded status of the Company's defined benefit retirement plans at December 31, is as follows:

                                               Plan for Which Assets Exceed    Plans for Which Accumulated
                                                   Accumulated Benefits           Benefits Exceed Assets
                                               ----------------------------    ----------------------------
                                                   1996            1995            1996            1995
                                               ------------------------------------------------------------
Actuarial present value of benefit
  obligations:
   Vested....................................   $10,966,000     $10,750,000     $ 2,105,000     $ 1,887,000
   Nonvested.................................       203,000         134,000           6,000          18,000
                                                -----------     -----------     -----------     -----------
  Accumulated benefit obligation.............    11,169,000      10,884,000       2,111,000       1,905,000
Effect of projected future salary
  increases..................................     1,588,000       1,385,000         427,000         285,000
                                                -----------     -----------     -----------     -----------
   Projected benefit obligation..............    12,757,000      12,269,000       2,538,000       2,190,000
Plan assets at market value..................    18,805,000      17,924,000              --              --
                                                -----------     -----------     -----------     -----------
   Plan assets in excess of (less than)
      projected benefit obligation...........     6,048,000       5,655,000      (2,538,000)     (2,190,000)
Unrecognized prior service cost (benefit)....      (530,000)       (591,000)        552,000         651,000
Unrecognized net (gain) loss.................      (331,000)       (259,000)        195,000          16,000
Unrecognized net transition asset............    (1,039,000)     (1,258,000)             --              --
Additional minimum liability.................            --              --        (320,000)       (382,000)
                                                -----------     -----------     -----------     -----------
   Net recorded pension asset (liability)
      included in other assets...............   $ 4,148,000     $ 3,547,000     $(2,111,000)    $(1,905,000)
                                                ===========     ===========     ===========     ===========

The actuarial assumptions used as of December 31, 1996 and 1995 for determining the present value of the projected benefit obligation were as follows:

   Discount rate...............................................      7%
   Rate of compensation increase...............................      5%
   Long-term rate of return on plan assets.....................    8.5%

On January 1, 1995, the Company started a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During both 1996 and 1995 the Company contributed $85,000 to the Plan.

--------------------------------------------------------------------------------

8. INCOME TAXES

The provision for income taxes includes the following components:

                                                                 1996         1995         1994
                                                              ----------   ----------   ----------
Current -
  Federal...................................................  $3,854,000   $2,939,000   $3,310,000
  State.....................................................     793,000      887,000      994,000
                                                              ----------   ----------   ----------
     Total..................................................   4,647,000    3,826,000    4,304,000
Deferred....................................................      71,000      177,000     (417,000)
                                                              ----------   ----------   ----------
     Total provision........................................  $4,718,000   $4,003,000   $3,887,000
                                                              ==========   ==========   ==========
Effective tax rate..........................................       36.9%        37.0%        38.6%
                                                              ==========   ==========   ==========

The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of Federal tax benefit of 4.2% in 1996, 4.3% in 1995 and 5.3% in 1994, the effect of municipal bond interest, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 1996 and 1995, are as follows:

                                                                 1996          1995
                                                              -----------   -----------
Deferred tax assets:
  Accounts receivable and inventory reserves................  $ 1,104,000   $   983,000
  Deferred compensation.....................................      732,000     1,140,000
  Depreciation..............................................      572,000       441,000
  Other.....................................................    1,088,000       792,000
                                                              -----------   -----------
                                                                3,496,000     3,356,000
                                                              -----------   -----------
Deferred tax liabilities:
  Prepaid pension...........................................     (930,000)     (789,000)
  Unrepatriated foreign earnings............................           --       (15,000)
  Cash value of life insurance..............................     (372,000)     (287,000)
                                                              -----------   -----------
                                                               (1,302,000)   (1,091,000)
                                                              -----------   -----------
     Net deferred tax asset.................................  $ 2,194,000   $ 2,265,000
                                                              ===========   ===========

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:

                                                                 1996          1995
                                                              -----------   -----------
Current deferred income tax benefits........................  $ 2,161,000   $ 1,746,000
Noncurrent deferred income tax benefits.....................       33,000       519,000
                                                              -----------   -----------
                                                              $ 2,194,000   $ 2,265,000
                                                              ===========   ===========

9. DEFERRED COMPENSATION

The Company has deferred compensation agreements with one current and one former executive. The Company expensed $130,000 in 1996, $184,000 in 1995 and $466,000 in 1994 in connection with these agreements. On December 1, 1995, the Company amended each of these agreements to allow for the acceleration of payments under such agreements, regardless of whether the executive has retired, remains in the Company's employ or otherwise terminates his employment. Accordingly, the Company paid $1,175,000 under these amended agreements in 1995 and in 1996. The remaining amounts owed under the agreements as of December 31, 1996 are available to be paid in 1997 and are included in accrued wages, salaries and commissions on the Consolidated Balance Sheets.

10. OPERATING LEASES

The Company operates retail shoe stores and departments under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount, and other leases provide for rentals based solely on a percentage

--------------------------------------------------------------------------------

of sales. Total minimum rents were $1,160,000 in 1996, $1,181,000 in 1995 and $1,240,000 in 1994. Percentage rentals were $401,000 in 1996, $865,000 in 1995 and $1,910,000 in 1994.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996, are shown below. Renewal options exist for many long-term leases.

1997........................................................  $1,025,000
1998........................................................     832,000
1999........................................................     538,000
2000........................................................     403,000
2001........................................................     259,000
2002 and thereafter.........................................     225,000
                                                              ----------
Total.......................................................  $3,282,000
                                                              ==========

11. SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

12. STOCK BASED COMPENSATION PLANS

The Company has two stock option plans, the 1992 Nonqualified Stock Option Plan and the 1996 Nonqualified Stock Option Plan.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:

                                                               1996         1995
                                                               ----------   ----------
        Net Earnings:
          As Reported........................................  $8,072,421   $6,806,991
          Pro Forma..........................................  $7,845,795   $6,663,729
        Net Earnings Per Share:
          As Reported........................................       $4.97        $3.62
          Pro Forma..........................................       $4.83        $3.54

Because the Statement No. 123 method of accounting has not been applied to options prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                               1996                  1995                  1994
                                        -------------------   -------------------   -------------------
                                                  Wtd. Avg.             Wtd. Avg.             Wtd. Avg.
                                        Shares    Ex. Price   Shares    Ex. Price   Shares    Ex. Price
                                        -------   ---------   -------   ---------   -------   ---------
Outstanding at beginning of year......   73,400    $34.96      85,900    $29.67      89,500    $26.79
Granted...............................   30,000     40.75      29,500     39.25      24,500     34.63
Exercised.............................   (2,500)    31.25     (41,500)    27.06     (27,600)    24.74
Forfeited.............................       --        --          --        --          --        --
Expired...............................       --        --        (500)    34.63        (500)    29.00
                                        -------    ------     -------    ------     -------    ------
Outstanding at end of year............  100,900    $36.77      73,400    $34.96      85,900    $29.67
Exercisable at end of year............   70,900    $35.09      43,900    $32.08      61,400    $27.69
Weighted average fair market value of
  options granted.....................   $12.38                 $8.39

--------------------------------------------------------------------------------

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                                       1996      1995
                                                                     --------  --------
        Risk-free interest rate....................................     6.05%     5.33%
        Expected dividend yields...................................      2.2%      2.2%
        Expected remaining life....................................  9.0 yrs.  4.5 yrs.
        Expected volatility........................................       20%       20%

The range of exercise prices for the 100,900 options outstanding at December 31, 1996 is $29.00 to $40.75. The weighted average remaining contractual life for these shares is 5 years as of December 31, 1996.

At December 31, 1996, 70,000 shares of stock have been reserved for future issuance under the plans.

13. INDUSTRY SEGMENT INFORMATION

The Company engages in one line of business - the manufacture, purchase and distribution of men's footwear. All sales are to unaffiliated customers from North America. Sales to the Company's largest customer were 13%, 15% and 11% of total sales for 1996, 1995, and 1994, respectively. Sales to another customer were 10% of total sales in 1996. There are no other individually significant customers.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 17, 1997

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

The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears above. Management has made available to Arthur Andersen LLP the Company's financial records and related data to allow them to evaluate the Company's system of accounting controls and provide an independent assessment as to the financial statements.

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

--------------------------------------------------------------------------------

DIRECTORS

Robert Feitler
  Chairman, Executive Committee

John W. Florsheim
  Executive Vice President

Thomas W. Florsheim
  Chairman and Chief Executive Officer

Thomas W. Florsheim, Jr.
  President and Chief Operating Officer

Leonard J. Goldstein
  Retired,
  Former Chairman, President and Chief Executive Officer,
  Miller Brewing Company

Frank W. Norris
  Director
  Associated Bank Milwaukee

Frederick P. Stratton, Jr.
  Chairman and Chief Executive Officer,
  Briggs & Stratton Corporation,
  Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim
  Chairman and Chief Executive Officer

Thomas W. Florsheim, Jr.
  President and Chief Operating Officer

John W. Florsheim
  Executive Vice President

David N. Couper
  Vice President

James F. Gorman
  Vice President

Peter S. Grossman
  Vice President

John F. Wittkowske
  Vice President - Finance and Secretary

SUPPLEMENTAL INFORMATION

STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

OTHER INFORMATION

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any stockholder upon written request.

A copy of the Company's Quarterly Reports will be furnished without charge to any stockholder upon written or telephone request.

All written requests should be sent to Investor Relations, Weyco Group, Inc., P.
O. Box 1188, Milwaukee, Wisconsin 53201. Telephone requests should be made to
(414) 263-8800.