Form 10-K405, Exhibit 13
period 1997-12-31
WEYCO GROUP INC
filed 1998-03-30
CIK 106532

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

1997 was another record year for our company. Net earnings grew to $9.1 million, an increase of 12% over 1996. Our earnings per share were $1.88 per share, an increase of over 13%. This now marks the third straight year we have achieved record earnings.

Our continuing mission is to provide the best value across the various footwear categories in which we compete. Our commitment to this end has enabled us to strengthen our position as a key player in the men's branded footwear market. During 1997, our wholesale sales were essentially flat, registering a slight increase over 1996. While all three of our brands - Nunn Bush, Stacy Adams, and Brass Boot continue to perform strongly at retail, the overall market for footwear sales was slow in the fourth quarter, which impacted the shipment flow to our customers. As we look toward 1998, we believe all of our brands are well positioned for continued growth.

In 1997, our retail division was reduced from 17 units to 13 units. This resulted in overall retail sales declining by $2.5 million, which also resulted in our overall sales being down from 1996. While our retail division now accounts for a relatively small percentage of our business, sales at existing stores have steadily improved and we are pleased to announce that our retail division was profitable in 1997. We will continue to evaluate our retail division as store leases expire, in an effort to continue to maintain our profitability in this division. Same-store sales in our retail division increased 8% in 1997.

In December 1997, we broke ground on our new 346,000 square foot office/distribution complex. This facility will combine our two individual warehouses and, coupled with our system improvements, will greatly enhance our distribution process. This will enable us to better serve our customers and continue to grow. The building is scheduled to be completed in the fall of 1998, with the installation of equipment and systems to follow. We anticipate starting operations in the new facility in the second quarter of 1999. With the continuing consolidation of retailers, the current environment presents unique challenges. We believe that we are taking the necessary steps to keep our brands relevant and profitable. We look forward to a successful 1998.

/s/ Thomas W. Florsheim

Thomas W. Florsheim
Chairman of the Board and
Chief Executive Officer

/s/ Thomas W. Florsheim, Jr.

Thomas W. Florsheim, Jr.
President and
Chief Operating Officer

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                      Years Ended December 31
                              ------------------------------------------------------------------------
                                  1997           1996           1995           1994           1993
                              ------------   ------------   ------------   ------------   ------------
Net sales...................  $127,029,000   $129,314,000   $120,643,000   $114,719,000   $122,144,000
Net earnings before
  cumulative effect of
  accounting change.........     9,068,000      8,072,000      6,807,000      6,179,000      4,908,000
Cumulative effect of
  accounting change.........            --             --             --             --        880,000
                              ------------   ------------   ------------   ------------   ------------
Net earnings................  $  9,068,000   $  8,072,000   $  6,807,000   $  6,179,000   $  5,788,000
                              ============   ============   ============   ============   ============

Diluted earnings per share
  before cumulative effect
  of accounting change......         $1.88          $1.65          $1.21           $.99           $.77
Cumulative effect of
  accounting change.........            --             --             --             --            .14
                              ------------   ------------   ------------   ------------   ------------
Diluted earnings per
  share.....................         $1.88          $1.65          $1.21           $.99           $.91
                              ============   ============   ============   ============   ============
Weighted average diluted
  shares outstanding........     4,825,050      4,886,188      5,647,360      6,250,480      6,367,962
Cash dividends per share....          $.31           $.29           $.28           $.27           $.26
Working capital.............  $ 28,269,000   $ 33,840,000   $ 45,997,000   $ 52,968,000   $ 55,864,000
Total assets................  $ 82,204,000   $ 73,077,000   $ 79,328,000   $ 72,827,000   $ 74,915,000

Note: Earnings per share and weighted average shares shown above for past years have been restated to reflect dilution in accordance with Statement of Accounting Standards No. 128. See Notes 1 and 12 to the Consolidated Financial Statements. They have also been retroactively restated for a 200% stock dividend declared in 1997.

COMMON STOCK DATA
--------------------------------------------------------------------------------

                                                      1997                                1996
                                        ---------------------------------------------------------------------
                                           Price Range            Cash         Price Range            Cash
                                           -----------          Dividends      -----------          Dividends
                                         High        Low        Declared     High        Low        Declared
               Quarter:                 ---------------------------------------------------------------------
First.................................  $16.50      $13.42        $.07      $13.67      $12.50        $.07
Second................................   23.08       15.33         .08       14.00       12.67         .07
Third.................................   34.00       21.17         .08       14.17       13.17         .07
Fourth................................   33.00       20.00         .08       14.33       13.17         .08
                                                                  ----                                ----
                                                                  $.31                                $.29
                                                                  ====                                ====

Note: All share, per share, stock price and dividend information has been adjusted to reflect the September 2, 1997 200% stock dividend.

There are approximately 500 holders of record of the Company's common stock as of March 3, 1998.

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

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

LIQUIDITY

The Company's primary source of liquidity is its cash and marketable securities which aggregated approximately $40,789,000 at December 31, 1997, and $31,457,000 at December 31, 1996. In addition, the Company maintains a $7,500,000 bank line of credit and has banker acceptance loan facilities to provide funds on a short-term basis when necessary. There were no draws on the line of credit during 1997.

During 1995, 1996 and 1997, the Company repurchased shares of its Common and Class B Common Stock. Management intends to continue to repurchase stock, provided that it represents an attractive investment opportunity to the Company when it becomes available.

The Company's capital expenditures were $554,000, $251,000 and $195,000 in 1997, 1996 and 1995, respectively. In December 1997, the Company broke ground on a new 346,000 square foot office and distribution center. Management estimates that the building will be completed in the fall of 1998 with installation of equipment and systems to follow. Operations are expected to begin in the new facility in the second quarter of 1999. Management believes that this facility, coupled with system improvements, will greatly enhance the distribution process enabling the Company to better serve customers and continue to grow. The entire project is expected to cost $12 million.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.

RESULTS OF OPERATIONS

1997 VS. 1996

Sales in 1997 were $127,029,000 compared with $129,314,000 in 1996. The decrease in overall net sales is the result of a decline in retail sales from $10,952,000 in 1996 to $8,423,000 in 1997. This decline was caused by the closing of 13 leased departments in July 1996 and the closing of 4 additional retail units in 1997. Same store retail sales increased 7.6% in 1997. Sales in the wholesale division were up slightly from $118,362,000 in 1996 to $118,606,000 in 1997.

Overall gross earnings as a percent of net sales were 28% for 1997 and 27% for 1996. Wholesale gross earnings as a percent of wholesale net sales were 26% for 1997 and 25% for 1996. Retail gross earnings as a percent of retail net sales increased from 47% for 1996 to 50% for 1997, primarily due to a $600,000 charge made to retail cost of sales during the first quarter of 1996 for the closing of retail units.

Overall selling and administrative expenses as a percent of net sales were consistent at 18% for the years ended December 31, 1997 and 1996. Wholesale selling and administrative expenses as a percent of wholesale net sales increased from 15% in 1996 to 16% in 1997, primarily due to fees incurred in 1997 relating to enhancements of our information systems. Retail selling and administrative expenses as a percent of retail net sales decreased from 49% in 1996 to 46% in 1997. The decreases noted in the retail figures resulted from the closing of less profitable retail units during 1996 and 1997. Sales at the remaining retail stores have increased in relation to occupancy and employee expenses.

Interest income increased from $1,144,000 in 1996 to $1,475,000 in 1997, primarily due to higher marketable securities balances during the year.

1996 VS. 1995

Total net sales of the Company increased approximately 7% from $120,643,000 in 1995 to $129,314,000 in 1996. Net sales in the wholesale division increased 13% from $105,149,000 in 1995 to $118,362,000 in 1996. The increase in sales resulted from an increase of 7% in the number of pairs of shoes shipped, as well as an increase in the average selling price per pair of 5% from 1995 to 1996. The increase in the selling price per pair was principally caused by a change in product mix. Retail net sales decreased 29% in 1996 from $15,494,000 in 1995 to $10,952,000 in 1996. Retail sales declined due to the closing of 13 leased shoe departments and 1 retail store

--------------------------------------------------------------------------------

during 1996. Same store net sales increased 1% in 1996. Gross earnings as a percent of net sales were flat between 1995 and 1996 at 27%.

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

Interest income decreased from $1,420,000 in 1995 to $1,144,000 in 1996 due to lower marketable securities balances during the year. Other income and expense decreased from $788,000 in 1995 to ($17,000) in 1996, primarily because 1995 included $850,000 of income realized from a lease assignment.

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

In recent years, management has focused on the wholesale portion of the business, and has closed the less profitable retail units upon the expiration of their leases. Management intends to continue to evaluate the remaining 13 retail units from a profitability standpoint, and may close more retail stores in the future if they are deemed unprofitable.

OTHER

YEAR 2000 COMPUTER COMPLIANCE

In response to the "Year 2000 Problem" relating to the inability of certain computer software programs to process 2-digit year-date codes after December 31, 1999, management has conducted a comprehensive review of its systems and has developed a plan to modify or replace programs as considered necessary. The total cost of implementing this Year 2000 Plan is not expected to be significant to the Company's financial results.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the Company's new office and distribution center, Year 2000 issues, and its outlook for 1998. These statements represent the Company's reasonable judgement with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. These factors could include the effects of delays in construction of the distribution center or significant adverse changes in the economic conditions affecting the men's footwear markets served by the Company.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

                                                             1997            1996            1995
                                                         ------------    ------------    ------------

NET SALES............................................    $127,028,749    $129,314,045    $120,642,617

COST OF SALES........................................      91,708,986      94,474,268      88,093,991
                                                         ------------    ------------    ------------

  Gross earnings.....................................      35,319,763      34,839,777      32,548,626

SELLING AND ADMINISTRATIVE EXPENSES..................      22,673,557      23,175,555      23,946,940
                                                         ------------    ------------    ------------

  Earnings from operations...........................      12,646,206      11,664,222       8,601,686

INTEREST INCOME......................................       1,475,230       1,143,523       1,420,080

OTHER INCOME AND EXPENSE, net........................          12,032         (17,324)        788,225
                                                         ------------    ------------    ------------

  Earnings before provision for income taxes.........      14,133,468      12,790,421      10,809,991

PROVISION FOR INCOME TAXES...........................       5,065,000       4,718,000       4,003,000
                                                         ------------    ------------    ------------

  Net earnings.......................................    $  9,068,468    $  8,072,421    $  6,806,991
                                                         ============    ============    ============

BASIC EARNINGS PER SHARE*............................           $1.90           $1.66           $1.21
                                                         ============    ============    ============

DILUTED EARNINGS PER SHARE*..........................           $1.88           $1.65           $1.21
                                                         ============    ============    ============

-------------------------
*Earnings per share figures have been adjusted to reflect the September 2, 1997 200% stock dividend.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                   1997           1996
                                                                -----------    -----------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents.................................    $ 3,323,035    $ 6,837,765

  Marketable securities, at amortized cost..................      7,360,953      8,179,263

  Accounts receivable, less reserves of $2,470,180 and
     $2,292,180, respectively...............................     17,672,176     18,235,404

  Inventories...............................................     11,161,453     12,399,444

  Deferred income tax benefits..............................      3,357,000      2,161,000

  Prepaid expenses and other current assets.................         37,447             --
                                                                -----------    -----------

       Total current assets.................................     42,912,064     47,812,876
                                                                -----------    -----------

MARKETABLE SECURITIES, AT AMORTIZED COST....................     30,105,090     16,440,201

DEFERRED INCOME TAX BENEFITS................................             --         33,000

OTHER ASSETS................................................      6,874,191      6,138,205

PLANT AND EQUIPMENT, NET....................................      2,312,770      2,652,873
                                                                -----------    -----------

                                                                $82,204,115    $73,077,155
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

--------------------------------------------------------------------------------

                                                                   1997           1996
                                                                -----------    -----------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable..........................................    $ 6,275,563    $ 6,793,555
  Dividend payable..........................................        381,954        349,354
  Accrued liabilities -
     Wages, salaries and commissions........................      2,785,932      2,689,200
     Taxes other than income taxes..........................        134,958        122,788
     Other..................................................      4,085,278      3,025,765
  Accrued income taxes......................................        979,024        992,241
                                                                -----------    -----------
       Total current liabilities............................     14,642,709     13,972,903
                                                                -----------    -----------
DEFERRED INCOME TAX LIABILITIES.............................        884,000             --
SHAREHOLDERS' INVESTMENT:
  Common Stock, $1.00 par value, authorized 4,000,000
     shares, issued and outstanding 3,809,171 shares in 1997
     and 1,259,053 shares in 1996...........................      3,809,171      1,259,053
  Class B Common Stock, $1.00 par value, authorized
     2,000,000 shares, issued and outstanding 965,754 shares
     in 1997 and 328,422 shares in 1996.....................        965,754        328,422
  Capital in excess of par value............................      2,086,054      1,666,065
  Reinvested earnings.......................................     59,816,427     55,850,712
                                                                -----------    -----------
       Total shareholders' investment.......................     66,677,406     59,104,252
                                                                -----------    -----------
                                                                $82,204,115    $73,077,155
                                                                ===========    ===========

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

                                                                 Class B     Capital in
                                                    Common       Common       Excess of    Reinvested
                                                    Stock         Stock       Par Value     Earnings
                                                  ----------    ---------    -----------   -----------
Balance, December 31, 1994....................    $1,441,802    $ 452,211    $ 1,669,737   $55,863,713
  Add (Deduct) -
     Net earnings.............................            --           --             --     6,806,991
     Cash dividends declared ($.28 per
       share*)................................            --           --             --    (1,562,808)
     Conversions of Class B Common Stock to
       Common Stock...........................         5,733       (5,733)            --            --
     Stock options exercised..................        41,500           --      1,081,500            --
     Income tax benefit from stock options
       exercised..............................            --           --        156,293            --
     Shares purchased and retired.............       (46,248)      (5,250)      (135,000)   (1,681,444)
                                                  ----------    ---------    -----------   -----------
Balance, December 31, 1995....................     1,442,787      441,228      2,772,530    59,426,452
  Add (Deduct) -
     Net earnings.............................            --           --             --     8,072,421
     Cash dividends declared ($.29 per
       share*)................................            --           --             --    (1,394,930)
     Conversions of Class B Common Stock to
       Common Stock...........................         6,446       (6,446)            --            --
     Stock options exercised..................         2,500           --         77,031            --
     Shares purchased and retired.............      (192,680)    (106,360)    (1,183,496)  (10,253,231)
                                                  ----------    ---------    -----------   -----------
Balance, December 31, 1996....................     1,259,053      328,422      1,666,065    55,850,712
  Add (Deduct) -
     Net earnings.............................            --           --             --     9,068,468
     Cash dividends declared ($.31 per
       share*)................................            --           --             --    (1,476,832)
     Common Stock Dividend....................     2,522,898      648,052             --    (3,170,950)
     Conversions of Class B Common Stock to
       Common Stock...........................         8,720       (8,720)            --            --
     Stock options exercised..................        35,700           --        389,151            --
     Income tax benefit from stock options
       exercised..............................            --           --        207,656            --
     Shares purchased and retired.............       (17,200)      (2,000)      (176,818)     (454,971)
                                                  ----------    ---------    -----------   -----------
Balance, December 31, 1997....................    $3,809,171    $ 965,754    $ 2,086,054   $59,816,427
                                                  ==========    =========    ===========   ===========

---------------
* Adjusted to reflect the September 2, 1997 200% stock dividend, as well as dilution from outstanding stock options.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

                                                            1997           1996           1995
                                                        ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings........................................  $  9,068,468   $  8,072,421   $  6,806,991
  Adjustments to reconcile net earnings to net cash
   provided by operating activities -
     Depreciation.....................................       821,317      1,044,559      1,133,921
     Deferred income taxes............................      (176,000)        71,000        177,000
     Deferred compensation............................       131,460        130,185        183,760
     Pension income...................................      (364,173)      (361,173)       (77,241)
     Loss on retirement of assets.....................        22,696         62,468        121,789
     Investment in officers' life insurance...........      (479,113)      (445,718)      (410,695)
     Changes in operating assets and liabilities -
      Accounts receivable.............................       563,228        632,102     (1,316,160)
      Inventories.....................................     1,237,991      2,546,263     (4,208,240)
      Prepaids and other current assets...............       (37,441)        10,211         54,378
      Accounts payable................................      (517,992)    (2,388,378)     3,935,179
      Accrued liabilities.............................     1,254,831      1,306,691        139,556
      Accrued income taxes............................      (116,217)       901,875     (1,098,704)
                                                        ------------   ------------   ------------
       Net cash provided by operating activities......    11,409,055     11,582,506      5,441,534
                                                        ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities...................   (26,018,202)   (15,192,006)   (33,521,343)
  Proceeds from sales of marketable securities........    13,268,698     13,720,516     39,339,872
  Purchase of plant and equipment.....................      (553,911)      (250,893)      (195,427)
  Proceeds from sales of plant and equipment..........        50,000          4,430             --
                                                        ------------   ------------   ------------
       Net cash provided by (used for) investing
          activities..................................   (13,253,415)    (1,717,953)     5,623,102
                                                        ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of deferred compensation....................            --     (1,175,000)    (1,175,000)
  Cash dividends paid.................................    (1,444,232)    (1,442,689)    (1,545,918)
  Shares purchased and retired........................      (650,989)   (11,735,767)    (1,867,942)
  Proceeds from stock options exercised...............       424,851         79,531      1,123,000
                                                        ------------   ------------   ------------
       Net cash used for financing activities.........    (1,670,370)   (14,273,925)    (3,465,860)
                                                        ------------   ------------   ------------
  Net increase (decrease) in cash and cash
     equivalents......................................    (3,514,730)    (4,409,372)     7,598,776
CASH AND CASH EQUIVALENTS, at beginning of year.......     6,837,765     11,247,137      3,648,361
                                                        ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, at end of year.............  $  3,323,035   $  6,837,765   $ 11,247,137
                                                        ============   ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid...................................  $  5,145,963   $  3,744,349   $  4,942,309

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

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

Earnings Per Share - In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts have been restated to conform to the Statement 128 requirements.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments - The Company has entered into forward exchange contracts for the purpose of hedging firmly committed inventory purchases with outside vendors. The Company accounts for these contracts under the deferral method. Accordingly, gains and losses are recorded in inventory when the inventory is purchased. At December 31, 1997 the Company has financial contracts outstanding to purchase 2.5 billion lira at a total price of $1.4 million. Based upon current exchange rates, the deferred gain/loss on these contracts is not significant.

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

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $3,058,000, $2,951,000 and $2,757,000 in 1997, 1996 and 1995,
respectively.

Reporting Comprehensive Income - In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130") which is effective for periods beginning after December 15, 1997, including interim periods. SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements, either in the statement of earnings or a separate statement. Additionally, SFAS 130 requires the display of the accumulated balance of other comprehensive income. Adoption of this standard will not impact the financial statements of the Company.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. The fair value of marketable securities is estimated based upon quoted market rates. See Note 4.
 10

--------------------------------------------------------------------------------

3. INVENTORIES

At December 31, 1997 and 1996, inventories consist of:

                                                              1997           1996
                                                           -----------    -----------
Finished shoes...........................................  $10,713,099    $11,984,639
Shoes in Process.........................................      347,189        331,718
Raw materials............................................      101,165         83,087
                                                           -----------    -----------
   Total inventories.....................................  $11,161,453    $12,399,444

The excess of current cost over LIFO cost of inventories as of December 31, 1997 and 1996 was $16,769,000 and $16,597,000, respectively.

4. INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 1997 and 1996 are as follows:

                                                       1997                          1996
                                            --------------------------    --------------------------
                                             Amortized                     Amortized
                                               Cost       Market Value       Cost       Market Value
                                            -----------   ------------    -----------   ------------
Municipality and revenue bonds:
   Current................................  $ 7,360,953   $ 7,383,257     $ 8,179,263   $ 8,184,516
   Due from one through five years........   26,397,247    26,599,729      16,016,319    16,104,956
   Due from five through ten years........    3,707,843     3,801,006         423,882       423,882
                                            -----------   -----------     -----------   -----------
       Total..............................  $37,466,043   $37,783,992     $24,619,464   $24,713,354
                                            ===========   ===========     ===========   ===========

The unrealized gains and losses on investment securities at December 31 are:

                                               1997                      1996                      1995
                                      -----------------------   -----------------------   -----------------------
                                      Unrealized   Unrealized   Unrealized   Unrealized   Unrealized   Unrealized
                                        Gains        Losses       Gains        Losses       Gains        Losses
                                      ----------   ----------   ----------   ----------   ----------   ----------
Municipality and revenue bonds......   $337,496     $19,547      $127,490     $33,600      $98,574      $11,577

5. PLANT AND EQUIPMENT

At December 31, 1997 and 1996, plant and equipment consists of:

                                                                 1997          1996
                                                              ----------    ----------
Land........................................................  $  678,395    $  210,821
Buildings...................................................   1,858,423     1,858,423
Machinery and equipment.....................................   4,036,486     3,956,620
Retail fixtures and leasehold improvements..................   2,034,745     2,653,653
                                                              ----------    ----------
   Plant and equipment......................................  $8,608,049    $8,679,517
Less: Accumulated depreciation..............................   6,295,279     6,026,644
                                                              ----------    ----------
   Plant and equipment, net.................................  $2,312,770    $2,652,873

6. BANK LINES OF CREDIT

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has banker acceptance loan facilities. There were no borrowings outstanding at December 31, 1997 and 1996 and no bank balances are required in support of these lines of credit.

--------------------------------------------------------------------------------

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

The following summarizes the Company's pension income under the defined benefit plans:

                                                                1997          1996          1995
                                                             -----------   -----------   -----------
Benefits earned during the period..........................  $   345,000   $   349,000   $   327,000
Interest cost on projected benefit obligation..............    1,071,000     1,025,000     1,031,000
Actual return on plan assets...............................   (2,538,000)   (1,663,000)   (3,202,000)
Net amortization and deferral..............................      758,000       (72,000)    1,767,000
                                                             -----------   -----------   -----------
   Net pension income......................................  $  (364,000)  $  (361,000)  $   (77,000)
                                                             ===========   ===========   ===========

The funded status of the Company's defined benefit retirement plans at December 31, is as follows:

                                               Plans for Which Assets Exceed     Plan for Which Accumulated
                                                    Accumulated Benefits           Benefits Exceed Assets
                                               ------------------------------    --------------------------
                                                   1997             1996            1997           1996
                                               ------------------------------------------------------------
Actuarial present value of benefit
  obligations:
   Vested....................................   $12,193,000      $10,966,000     $ 1,807,000    $ 2,105,000
   Nonvested.................................       178,000          203,000          15,000          6,000
                                                -----------      -----------     -----------    -----------
  Accumulated benefit obligation.............    12,371,000       11,169,000       1,822,000      2,111,000
Effect of projected future salary
  increases..................................     1,296,000        1,588,000         471,000        427,000
                                                -----------      -----------     -----------    -----------
   Projected benefit obligation..............    13,667,000       12,757,000       2,293,000      2,538,000
Plan assets at market value..................    20,554,000       18,805,000              --             --
                                                -----------      -----------     -----------    -----------
   Plan assets in excess of (less than)
      projected benefit obligation...........     6,887,000        6,048,000      (2,293,000)    (2,538,000)
Unrecognized prior service cost (benefit)....      (221,000)        (530,000)        453,000        552,000
Unrecognized net (gain) loss.................    (1,054,000)        (331,000)       (230,000)       195,000
Unrecognized net transition asset............      (820,000)      (1,039,000)             --             --
Additional minimum liability.................            --               --              --       (320,000)
                                                -----------      -----------     -----------    -----------
   Net recorded pension asset (liability)
      included in other assets...............   $ 4,792,000      $ 4,148,000     $(2,070,000)   $(2,111,000)
                                                ===========      ===========     ===========    ===========

The actuarial assumptions used as of December 31, 1997 and 1996 for determining the present value of the projected benefit obligation were as follows:

Discount rate...............................................      7%
Rate of compensation increase...............................      5%
Long-term rate of return on plan assets.....................    8.5%

The Company has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 1997, 1996 and 1995 the Company contributed $96,000, $85,000 and $85,000, respectively, to the Plan.

--------------------------------------------------------------------------------

8. INCOME TAXES

The provision for income taxes includes the following components:

                                                                 1997         1996         1995
                                                              ----------   ----------   ----------
Current -
  Federal...................................................  $4,225,000   $3,854,000   $2,939,000
  State.....................................................     907,000      793,000      887,000
  Foreign...................................................     109,000           --           --
                                                              ----------   ----------   ----------
     Total..................................................   5,241,000    4,647,000    3,826,000
Deferred....................................................    (176,000)      71,000      177,000
                                                              ----------   ----------   ----------
     Total provision........................................  $5,065,000   $4,718,000   $4,003,000
                                                              ==========   ==========   ==========
Effective tax rate..........................................       35.8%        36.9%        37.0%
                                                              ==========   ==========   ==========

The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of the Federal tax benefit of 4.1% in 1997, 4.2% in 1996 and 4.3% in 1995, the effect of municipal bond interest of (3.3%) in 1997, (2.8%) in 1996 and (4.3%) in 1995, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 1997 and 1996, are as follows:

                                                                 1997          1996
                                                              -----------   -----------
Deferred tax assets:
  Accounts receivable and inventory reserves................  $ 1,171,000   $ 1,104,000
  Deferred compensation.....................................      784,000       732,000
  Depreciation..............................................      689,000       572,000
  Other.....................................................    1,402,000     1,088,000
                                                              -----------   -----------
                                                                4,046,000     3,496,000
                                                              -----------   -----------
Deferred tax liabilities:
  Prepaid pension...........................................   (1,101,000)     (930,000)
  Cash value of life insurance..............................     (472,000)     (372,000)
                                                              -----------   -----------
                                                               (1,573,000)   (1,302,000)
                                                              -----------   -----------
     Net deferred tax asset.................................  $ 2,473,000   $ 2,194,000
                                                              ===========   ===========

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:

                                                                 1997         1996
                                                              ----------   ----------
Current deferred income tax benefits........................  $3,357,000   $2,161,000
Noncurrent deferred income tax benefits (liabilities).......    (884,000)      33,000
                                                              ----------   ----------
                                                              $2,473,000   $2,194,000
                                                              ==========   ==========

9. DEFERRED COMPENSATION

The Company has deferred compensation agreements with one current and one former executive. The Company expensed $131,000 in 1997, $130,000 in 1996, and $184,000 in 1995 in connection with these agreements. On December 1, 1995, the Company amended each of these agreements to allow for the acceleration of payments under such agreements, regardless of whether the executive has retired, remains in the Company's employ or otherwise terminates his employment. Accordingly, the Company paid $1,175,000 under these amended agreements in 1995 and in 1996. The remaining amounts owed under the agreements as of December 31, 1997 are available to be paid in 1998 and are included in accrued wages, salaries and commissions on the Consolidated Balance Sheets.

10. OPERATING LEASES

The Company operates retail shoe stores and departments under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in

--------------------------------------------------------------------------------

excess of a specified amount, and other leases provide for rentals based solely on a percentage of sales. Total minimum rents were $999,000 in 1997, $1,160,000 in 1996 and $1,181,000 in 1995. Percentage rentals were $87,000 in 1997,
$401,000 in 1996 and $865,000 in 1995.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997, are shown below. Renewal options exist for many long-term leases.

1998........................................................  $  864,000
1999........................................................     583,000
2000........................................................     404,000
2001........................................................     259,000
2002 and thereafter.........................................     225,000
                                                              ----------
Total.......................................................  $2,335,000
                                                              ==========

11. SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

On July 21, 1997, the Company's Board of Directors declared a 200% stock dividend on the Company's Common Stock, $1.00 par value, and on the Company's Class B Common Stock, $1.00 par value, so as to effect a three-for-one stock split without a change in par value. The additional shares were mailed October 1, 1997, to shareholders of record on September 2, 1997. All per share and share data has been retroactively adjusted to reflect this dividend.

12. EARNINGS PER SHARE

The following table sets forth the computation of earnings per share and diluted earnings per share:

                                             1997         1996         1995
                                          ----------   ----------   ----------
Numerator:
  Net earnings..........................  $9,068,468   $8,072,421   $6,806,991
                                          ==========   ==========   ==========
Denominator:
  Basic weighted average shares.........   4,763,387    4,870,563    5,640,573
  Effective of dilutive securities:
     Employee stock options.............      61,663       15,625        6,787
                                          ----------   ----------   ----------
  Diluted weighted average shares.......   4,825,050    4,886,188    5,647,360
                                          ==========   ==========   ==========
Basic earnings per share................       $1.90        $1.66        $1.21
                                          ==========   ==========   ==========
Diluted earnings per share..............       $1.88        $1.65        $1.21
                                          ==========   ==========   ==========

13. STOCK BASED COMPENSATION PLANS

The Company has three stock option plans, the 1992 Nonqualified Stock Option Plan, the 1996 Nonqualified Stock Option Plan, and the 1997 Stock Option Plan.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been

--------------------------------------------------------------------------------

determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:

                                             1997         1996         1995
                                          ----------   ----------   ----------
Net Earnings
  As Reported...........................  $9,068,468   $8,072,421   $6,806,991
  Pro Forma.............................  $8,706,923   $7,845,795   $6,663,729
Basic Earnings Per Share
  As Reported...........................       $1.90        $1.66        $1.21
  Pro Forma.............................       $1.83        $1.61        $1.18

Because the Statement No. 123 method of accounting has not been applied to options prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                              1997                  1996                   1995
                                       -------------------   -------------------   --------------------
                                                 Wtd. Avg.             Wtd. Avg.              Wtd. Avg.
                                       Shares    Ex. Price   Shares    Ex. Price    Shares    Ex. Price
                                       -------   ---------   -------   ---------   --------   ---------
Outstanding at beginning of year.....  302,700    $12.26     220,200    $11.65      257,700    $ 9.89
Granted..............................   68,000     22.40      90,000     13.58       88,500     13.08
Exercised............................  (41,700)    10.19      (7,500)    10.42     (124,500)     9.02
Forfeited............................       --        --          --        --           --        --
Expired..............................       --        --          --        --       (1,500)    11.54
                                       -------    ------     -------    ------     --------    ------
Outstanding at end of year...........  329,000    $14.62     302,700    $12.26      220,200    $11.65
Exercisable at end of year...........  261,000    $12.59     212,700    $11.70      131,700    $10.69
Weighted average fair market value of
  options granted....................    $8.28                 $4.13                  $2.80

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                       1997      1996      1995
                                                     --------  --------  --------
Risk-free interest rate............................      5.7%      6.1%      5.3%
Expected dividend yields...........................      1.4%      2.2%      2.2%
Expected remaining life............................  9.0 yrs.  9.0 yrs.  4.5 yrs.
Expected volatility................................       28%       20%       20%

The range of exercise prices for the 329,000 options outstanding at December 31, 1997 is $9.67 to $24.20. The weighted average remaining contractual life for these shares is 5 years as of December 31, 1997.

At December 31, 1997, 532,000 shares of stock have been reserved for future issuance under the plans.

14. INDUSTRY SEGMENT INFORMATION

The Company engages in one line of business - the manufacture, purchase and distribution of men's footwear. All sales are to unaffiliated customers from North America. Sales to the Company's largest customer were 13%, 13% and 15% of total sales for 1997, 1996, and 1995, respectively. Sales to another customer were 10% of total sales in 1996. There are no other individually significant customers.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for the reporting of segment information. The Company is currently evaluating the impact this standard will have on future reporting.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 13, 1998

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

All written requests should be sent to Investor Relations, Weyco Group, Inc., P.O. Box 1188, Milwaukee, Wisconsin 53201. Telephone requests should be made to
(414) 263-8800.