Form 10-K405, Exhibit 13
period 1998-12-31
WEYCO GROUP INC
filed 1999-03-30
CIK 106532

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

1998 was another record year for our company. Net earnings grew to $9.8 million, an increase of 8% over 1997. Our earnings per share were $2.07, an increase of over 10%. This now marks the fourth straight year we have achieved record earnings.

Our continuing mission is to provide the best value across the various footwear categories in which we compete. Our commitment to this end has enabled us to strengthen our position as a key player in the men's branded footwear market. During 1998, our wholesale sales increased $1.6 million, or 1%. Despite a challenging retail environment, our sales were buoyed, in part, by the successful introduction of two brand extensions, SAO by Stacy Adams and Nunn Bush NXXT, both of which exceeded our expectations. As we look toward 1999, we believe all of our brands are well positioned for continued growth.

In 1998, our Retail Division was reduced from 13 units to 11 units. This resulted in overall retail sales declining by $1.6 million, which offset the increase in wholesale sales. Retail sales now account for only 5% of overall Company sales. We will continue to evaluate our Retail Division as store leases expire, in an effort to continue to maintain our profitability in this division.

The Company's corporate office moved into a new 346,000 square foot office and distribution center on February 5, 1999. We plan to move both of our warehouses to the new facility in the second quarter of 1999. We are confident that this facility, coupled with our system improvements, will greatly enhance our distribution process enabling us to better serve our customers and continue to grow as we move into the next millenium.

Effective January 1, 1999, Thomas Florsheim stepped down as Chief Executive Officer of the Company. He remains Chairman of the Board. His leadership is succeeded by his sons, Thomas Florsheim, Jr. and John Florsheim. Thomas Florsheim, Jr., who has been with the Company for over 17 years and has served as President since 1996, was appointed Chief Executive Officer of the Company. John Florsheim, who has worked for the Company since 1994 and has been its Executive Vice President since 1996, was appointed Chief Operating Officer of the Company.

With the continuing consolidation of retailers, the current environment presents unique challenges. We believe that we are taking the necessary steps to keep our brands relevant and profitable. We look forward to a successful 1999.

/s/ Thomas W. Florsheim

Thomas W. Florsheim
Chairman of the Board

/s/ Thomas W. Florsheim, Jr.

Thomas W. Florsheim, Jr.
President & Chief Executive Officer

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                      Years Ended December 31
                            ----------------------------------------------------------------------------
                                1998            1997            1996            1995            1994
                            ------------    ------------    ------------    ------------    ------------
Net sales...............    $127,074,000    $127,029,000    $129,314,000    $120,643,000    $114,719,000
Net earnings............    $  9,805,000    $  9,068,000    $  8,072,000    $  6,807,000    $  6,179,000

Diluted earnings per
  share.................    $       2.07    $       1.88    $       1.65    $       1.21    $        .99
Weighted average diluted
  shares outstanding....       4,731,075       4,825,050       4,886,188       5,647,360       6,250,480
Cash dividends per
  share.................    $        .35    $        .31    $        .29    $        .28    $        .27
Total assets............    $ 92,782,000    $ 82,204,000    $ 73,077,000    $ 79,328,000    $ 72,827,000

Note: Earnings per share and weighted average shares shown above for 1997 and previous years have been restated to reflect dilution in accordance with Statement of Accounting Standards No. 128. See Notes 1 and 12 to the Consolidated Financial Statements. They have also been retroactively restated for a 200% stock dividend declared in 1997.

COMMON STOCK DATA
--------------------------------------------------------------------------------

                                                      1998                                1997
                                        ---------------------------------------------------------------------
                                           Price Range            Cash         Price Range            Cash
                                           -----------          Dividends      -----------          Dividends
                                         High        Low        Declared     High        Low        Declared
               Quarter:                 ---------------------------------------------------------------------
First.................................  $23.75      $21.00        $.08      $16.50      $13.42        $.07
Second................................   28.25       21.88         .09       23.08       15.33         .08
Third.................................   28.50       26.13         .09       34.00       21.17         .08
Fourth................................   26.75       25.00         .09       33.00       20.00         .08
                                                                  ----                                ----
                                                                  $.35                                $.31
                                                                  ====                                ====

Note: All share, per share, stock price and dividend information has been adjusted to reflect the September 2, 1997 200% stock dividend.

There are approximately 500 holders of record of the Company's common stock as of March 1, 1999.

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

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and marketable securities which aggregated approximately $36,254,000 at December 31, 1998, and $40,789,000 at December 31, 1997. In addition, the Company maintains a $7,500,000 bank line of credit and has banker acceptance loan facilities to provide funds on a short-term basis when necessary. There were no draws on the line of credit during 1998.

The Company's capital expenditures were $12,116,000, $554,000 and $251,000 in 1998, 1997 and 1996, respectively. The increase in capital expenditures in 1998 was due to the construction of the Company's new 346,000 square foot corporate office and distribution center. The Company issued commercial paper with 30 to 90 day maturities to finance the construction project. The commercial paper is backed by a three-year, $12 million revolving credit agreement. At December 31, 1998, $9,522,000 of commercial paper was outstanding. The Company's corporate offices moved into the new building in February 1999. The warehouses are expected to move to the new building in the second quarter of 1999. The total cost of the facility, including machinery and equipment, is expected to be approximately $14,000,000.

In the past several years, the Company has repurchased shares of its Common and Class B Common Stock. In April 1998, the Board of Directors authorized a stock repurchase program for up to 500,000 shares, or approximately 10%, of its common stock in open market transactions at prevailing prices. During 1998, the Company purchased 320,000 shares at a total cost of $8,484,000 under this program. The Company also purchased 76,500 shares at a total cost of $1,932,000 in private transactions.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.

RESULTS OF OPERATIONS

1998 VS. 1997

Net sales in 1998 were $127,074,000 compared with $127,029,000 in 1997. The change between years resulted from an increase in wholesale net sales from $118,606,000 in 1997 to $120,255,000 in 1998, and a decrease in retail net sales from $8,423,000 in 1997 to $6,819,000 in 1998. The increase of $1,649,000, or
1%, in wholesale net sales is due to slight sales volume increases and changes in the mix of product sold. The $1,604,000, or 19%, decrease in retail net sales between years is the result of the closing of 4 retail stores in 1997 and 2 retail stores in 1998. As of December 31, 1998, there are 11 retail stores remaining, which constitute only 5% of overall net sales for the year.

Overall gross earnings as a percent of net sales was 28% for 1998 and 1997. Wholesale gross earnings as a percent of net sales increased from 26% in 1997 to 27% in 1998 due to increases in margins and changes in product mix sold. Retail gross earnings as a percent of retail net sales was consistent between 1997 and 1998 at 50%.

Overall selling and administrative expenses as a percent of net sales was consistent at 18% for 1998 and 1997. This reflects the consistency in wholesale selling and administrative expenses as a percent of wholesale net sales, which was 16% for both 1998 and 1997. Retail selling and administrative expenses as a percent of net sales increased from 46% in 1997 to 49% in 1998, which reflects the increase in fixed costs of retail operations in relation to overall retail costs as we continue to close retail stores.

Interest income increased from $1,475,000 in 1997 to $1,786,000 in 1998 due to an increase in the average balance of marketable securities outstanding between 1997 and 1998.

Interest expense in 1998 relates to short-term issuances of commercial paper. There was $9,522,000 of commercial paper outstanding at December 31, 1998. The commercial paper was issued during 1998 to finance the construction of the Company's new corporate office and warehouse facilities.

--------------------------------------------------------------------------------

The provision for income taxes was at an effective rate of 36% in both 1998 and 1997.

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

The provision for income taxes was at an effective rate of 36% in 1997 and 37% in 1996.

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

In recent years, management has focused on the wholesale portion of the business, and has closed the less profitable retail units upon the expiration of their leases. Management intends to continue to evaluate the remaining 11 retail units from a profitability standpoint, and may close more retail stores in the future if they are deemed unprofitable.

OTHER

YEAR 2000 COMPUTER COMPLIANCE

In response to the Year 2000 issue relating to the inability of certain computer software programs to process 2-digit year-date codes after December 31, 1999, management conducted a comprehensive review of the Company's systems and developed a plan to modify or replace systems as considered necessary.

     STATE OF READINESS

     Management has completed their assessment of potential Year 2000 issues, and to date, has completed approximately 75% of the overall project. The project is currently expected to be completed by September 1999. The Company has recently gone live with critical systems, and no major problems have been detected. All machinery in the new warehouse facility is

--------------------------------------------------------------------------------

     new and is Year 2000 compliant. The Company is currently in the process of assessing any issues with machinery at the manufacturing facility in Beaver Dam, WI. Management has sent out questionnaires to major suppliers and other third parties with whom the Company has material relationships, and is in the process of assessing any potential problems. To date, no major problems have been discovered through this process.

     RELATED COSTS

     The total cost for the entire Year 2000 Project is estimated to be $800,000, of which approximately $700,000 has been incurred to date.

     RISKS

     The Company presently does not anticipate that a material business disruption will occur as a result of Year 2000 issues. However, to the extent the Company is unable to resolve Year 2000 issues, the Company's business, financial position and results of operations could be materially adversely affected.

     The Company's Year 2000 compliance efforts are subject to several risks, including, among others: the failure of its external business partners to achieve Year 2000 compliance in a timely manner; unexpected problems identified in testing results; delays in system conversion or implementation; the Company's failure to identify fully all Year 2000 dependencies in its systems and in the systems of its external business partners; and the failure of parts of the global infrastructure, including national banking systems, power, transportation facilities, communications and governmental activities, to be fully functional after 1999.

     As the Company's testing and implementation of its systems and assessment of its manufacturing machinery are underway, and as responses from many of its third parties are not completely assessed, the Company cannot fully and accurately quantify the impact of its most reasonably likely worst case Year 2000 scenario at the present time.

     CONTINGENCY PLANS

     Management currently anticipates that the Year 2000 project will be completed, and the systems will be tested and implemented before the end of the third quarter of 1999. If issues arise which lead management to conclude that the project or certain portions thereof may not be completed on a timely basis, then management will develop contingency plans to address those issues or problems as considered necessary.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the Company's new office and distribution center, Year 2000 issues, and its outlook for 1999. These statements represent the Company's reasonable judgement with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. These factors could include the effects of delays in the implementation of our warehouse systems or significant adverse changes in the economic conditions affecting the men's footwear markets served by the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, the Company selectively uses financial instruments. The Company does not hold or issue financial instruments for trading purposes.

     FOREIGN CURRENCY

     The Company's earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of purchasing inventory from Italian suppliers and the sale of product to Canadian customers. Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations.

--------------------------------------------------------------------------------

     At December 31, 1998, the Company has financial contracts outstanding to purchase 1.5 billion lira at a total price of $869,000. Based on the December 31, 1998 exchange rate, the deferred gain (which is not recorded) on these contracts would be $39,000. All of the contracts expire in less than one year.

     As of December 31, 1998, the Company has not entered any forward exchange contracts for selling Canadian dollars, therefore, there is no hedge against exposure for these transactions. As of December 31, 1998, the Company has approximately $1.4 million US dollars of Canadian accounts receivable outstanding, all which are all due to be paid within one year.

     INTEREST RATES

     The Company is exposed to interest rate fluctuations on its borrowings. During 1998, the Company issued fixed rate commercial paper with maturities of 30 to 90 days. At December 31, 1998, $9,522,000 of commercial paper was outstanding at interest rates ranging from 5.35% to 5.95%. Total related interest expense for 1998 was $360,000. There were no other borrowings during 1998 or outstanding as of December 31, 1998.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

                                                             1998            1997            1996
                                                         ------------    ------------    ------------

NET SALES............................................    $127,074,114    $127,028,749    $129,314,045

COST OF SALES........................................      90,961,465      91,708,986      94,474,268
                                                         ------------    ------------    ------------

  Gross earnings.....................................      36,112,649      35,319,763      34,839,777

SELLING AND ADMINISTRATIVE EXPENSES..................      22,311,362      22,673,557      23,175,555
                                                         ------------    ------------    ------------

  Earnings from operations...........................      13,801,287      12,646,206      11,664,222

INTEREST INCOME......................................       1,786,402       1,475,230       1,143,523

INTEREST EXPENSE.....................................        (367,542)             --              --

OTHER INCOME AND EXPENSE, net........................          34,372          12,032         (17,324)
                                                         ------------    ------------    ------------

  Earnings before provision for income taxes.........      15,254,519      14,133,468      12,790,421

PROVISION FOR INCOME TAXES...........................       5,450,000       5,065,000       4,718,000
                                                         ------------    ------------    ------------

  Net earnings.......................................    $  9,804,519    $  9,068,468    $  8,072,421
                                                         ============    ============    ============

BASIC EARNINGS PER SHARE*............................           $2.10           $1.90           $1.66
                                                         ============    ============    ============

DILUTED EARNINGS PER SHARE*..........................           $2.07           $1.88           $1.65
                                                         ============    ============    ============

-------------------------
* Earnings per share figures have been adjusted to reflect the September 2, 1997 200% stock dividend.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                   1998           1997
                                                                -----------    -----------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents.................................    $ 4,240,991    $ 3,323,035

  Marketable securities, at amortized cost..................      8,853,095      7,360,953

  Accounts receivable, less reserves of $2,632,000 and
    $2,470,180, respectively................................     19,597,979     17,672,176

  Inventories...............................................     11,786,330     11,161,453

  Deferred income tax benefits..............................      3,573,000      3,357,000

  Prepaid expenses and other current assets.................             --         37,447
                                                                -----------    -----------

       Total current assets.................................     48,051,395     42,912,064
                                                                -----------    -----------

MARKETABLE SECURITIES, at amortized cost....................     23,160,287     30,105,090

OTHER ASSETS................................................      7,769,106      6,874,191

PLANT AND EQUIPMENT, net....................................     13,801,210      2,312,770
                                                                -----------    -----------

                                                                $92,781,998    $82,204,115
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

--------------------------------------------------------------------------------

                                                                   1998           1997
                                                                -----------    -----------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:

  Short-term borrowings.....................................    $ 9,521,545    $        --

  Accounts payable..........................................      7,389,680      6,275,563

  Dividend payable..........................................        403,103        381,954

  Accrued liabilities -

     Wages, salaries and commissions........................      3,044,012      2,785,932

     Taxes other than income taxes..........................         98,718        134,958

     Other..................................................      4,493,374      4,085,278

  Accrued income taxes......................................      1,436,689        979,024
                                                                -----------    -----------

       Total current liabilities............................     26,387,121     14,642,709
                                                                -----------    -----------

DEFERRED INCOME TAX LIABILITIES.............................      1,247,000        884,000

SHAREHOLDERS' INVESTMENT:

  Common Stock, $1.00 par value, authorized 4,000,000
     shares, issued and outstanding 3,469,358 shares in 1998
     and 3,809,171 shares in 1997...........................      3,469,358      3,809,171

  Class B Common Stock, $1.00 par value, authorized
     2,000,000 shares, issued and outstanding 954,567 shares
     in 1998 and 965,754 shares in 1997.....................        954,567        965,754

  Capital in excess of par value............................      2,615,295      2,086,054

  Reinvested earnings.......................................     58,108,657     59,816,427
                                                                -----------    -----------

       Total shareholders' investment.......................     65,147,877     66,677,406
                                                                -----------    -----------

                                                                $92,781,998    $82,204,115
                                                                ===========    ===========

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

                                                                 Class B     Capital in
                                                    Common       Common      Excess of     Reinvested
                                                    Stock         Stock      Par Value      Earnings
                                                  ----------    ---------    ----------   ------------
Balance, December 31, 1995....................    $1,442,787    $ 441,228    $2,772,530   $ 59,426,452
  Add (Deduct) -
     Net earnings.............................            --           --            --      8,072,421
     Cash dividends declared ($.29 per
       share*)................................            --           --            --     (1,394,930)
     Conversions of Class B Common Stock to
       Common Stock...........................         6,446       (6,446)           --             --
     Stock options exercised..................         2,500           --        77,031             --
     Shares purchased and retired.............      (192,680)    (106,360)   (1,183,496)   (10,253,231)
                                                  ----------    ---------    ----------   ------------
Balance, December 31, 1996....................     1,259,053      328,422     1,666,065     55,850,712
  Add (Deduct) -
     Net earnings.............................            --           --            --      9,068,468
     Cash dividends declared ($.31 per
       share*)................................            --           --            --     (1,476,832)
     Common Stock Dividend....................     2,522,898      648,052            --     (3,170,950)
     Conversions of Class B Common Stock to
       Common Stock...........................         8,720       (8,720)           --             --
     Stock options exercised..................        35,700           --       389,151             --
     Income tax benefit from stock options
       exercised..............................            --           --       207,656             --
     Shares purchased and retired.............       (17,200)      (2,000)     (176,818)      (454,971)
                                                  ----------    ---------    ----------   ------------
Balance, December 31, 1997....................     3,809,171      965,754     2,086,054     59,816,427
  Add (Deduct) -
     Net earnings.............................            --           --            --      9,804,519
     Cash dividends declared ($.35 per
       share).................................            --           --            --     (1,635,609)
     Conversions of Class B Common Stock to
       Common Stock...........................         5,187       (5,187)           --             --
     Stock options exercised..................        45,500           --       471,926             --
     Income tax benefit from stock options
       exercised..............................            --           --       200,710             --
     Shares purchased and retired.............      (390,500)      (6,000)     (143,395)    (9,876,680)
                                                  ----------    ---------    ----------   ------------
Balance, December 31, 1998....................    $3,469,358    $ 954,567    $2,615,295   $ 58,108,657
                                                  ==========    =========    ==========   ============

-------------------------
 *Adjusted to reflect the September 2, 1997 200% stock dividend, as well as dilution from outstanding stock options.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

                                                              1998            1997            1996
                                                          ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings........................................    $  9,804,519    $  9,068,468    $  8,072,421
  Adjustments to reconcile net earnings to net cash
   provided by operating activities--
     Depreciation.....................................         626,324         821,317       1,044,559
     Deferred income taxes............................         133,000        (176,000)         71,000
     Deferred compensation............................         140,664         131,460         130,185
     Pension income...................................        (401,508)       (364,173)       (361,173)
     Loss on retirement of assets.....................             949          22,696          62,468
     Investment in officers' life insurance...........        (456,873)       (479,113)       (445,718)
     Changes in operating assets and liabilities--
      Accounts receivable.............................      (1,925,803)        563,228         632,102
      Inventories.....................................        (624,877)      1,237,991       2,546,263
      Prepaids and other current assets...............          37,447         (37,441)         10,211
      Accounts payable................................       1,114,117        (517,992)     (2,388,378)
      Accrued liabilities.............................         643,157       1,254,831       1,306,691
      Accrued income taxes............................         471,665        (116,217)        901,875
                                                          ------------    ------------    ------------
       Net cash provided by operating activities......       9,562,781      11,409,055      11,582,506
                                                          ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities...................     (10,141,119)    (26,018,202)    (15,192,006)
  Proceeds from sales of marketable securities........      15,604,075      13,268,698      13,720,516
  Purchase of plant and equipment.....................     (12,115,713)       (553,911)       (250,893)
  Proceeds from sales of plant and equipment..........              --          50,000           4,430
                                                          ------------    ------------    ------------
       Net cash used for investing activities.........     ( 6,652,757)    (13,253,415)     (1,717,953)
                                                          ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of deferred compensation....................              --              --      (1,175,000)
  Cash dividends paid.................................      (1,614,460)     (1,444,232)     (1,442,689)
  Shares purchased and retired........................     (10,416,575)       (650,989)    (11,735,767)
  Proceeds from stock options exercised...............         517,422         424,851          79,531
  Short-term borrowings...............................       9,521,545              --              --
                                                          ------------    ------------    ------------
       Net cash used for financing activities.........      (1,992,068)     (1,670,370)    (14,273,925)
                                                          ------------    ------------    ------------
  Net increase (decrease) in cash and cash
     equivalents......................................         917,956      (3,514,730)     (4,409,372)
CASH AND CASH EQUIVALENTS, at beginning of year.......    $  3,323,035    $  6,837,765    $ 11,247,137
                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, at end of year.............    $  4,240,991    $  3,323,035    $  6,837,765
                                                          ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid...................................    $  4,516,938    $  5,145,963    $  3,744,349
  Interest paid.......................................    $    330,259    $         --    $         --

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

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

Plant and Equipment and Depreciation - Plant and equipment are stated at cost and depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 5 to 10 years; furniture and fixtures, 5 to 7 years. Fully depreciated machinery and equipment are eliminated from the accounts. Expenditures for lasts, dies and patterns are charged to earnings as incurred.

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

Financial Instruments - The Company has entered into forward exchange contracts for the purpose of hedging firmly committed inventory purchases with outside vendors. The Company accounts for these contracts under the deferral method. Accordingly, gains and losses are recorded in inventory when the inventory is purchased. At December 31, 1998, the Company has financial contracts outstanding to purchase 1.5 billion lira at a total price of $869,000. Based upon current exchange rates, the deferred gain/loss on these contracts is not significant.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company intends to adopt this standard in 2000. The adoption of this standard is not expected to have a material effect on the Company's balance sheet or statement of earnings.

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

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $3,356,000, $3,058,000 and $2,951,000 in 1998, 1997 and 1996,
respectively.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. The fair value of marketable securities is estimated based upon quoted market rates. See Note 4.

--------------------------------------------------------------------------------

3. INVENTORIES

At December 31, 1998 and 1997, inventories consist of:

                                                              1998           1997
                                                           -----------    -----------
Finished shoes.........................................    $11,303,009    $10,713,099
Shoes in Process.......................................        388,160        347,189
Raw materials..........................................         95,161        101,165
                                                           -----------    -----------
     Total inventories.................................    $11,786,330    $11,161,453

The excess of current cost over LIFO cost of inventories as of December 31, 1998 and 1997 was $16,663,000 and $16,769,000, respectively.

4. INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 1998 and 1997 are as follows:

                                                          1998                          1997
                                               --------------------------    --------------------------
                                                Amortized       Market        Amortized       Market
                                                  Cost           Value          Cost           Value
                                               -----------    -----------    -----------    -----------
Municipality and revenue bonds:
  Current..................................    $ 8,853,095    $ 8,914,570    $ 7,360,953    $ 7,383,257
  Due from one through five years..........     19,500,433     19,870,771     26,397,247     26,599,729
  Due from five through ten years..........      2,575,885      2,644,780      3,707,843      3,801,006
  Due from ten through twenty years........      1,083,969      1,153,618             --             --
                                               -----------    -----------    -----------    -----------
     Total.................................    $32,013,382    $32,583,739    $37,466,043    $37,783,992
                                               ===========    ===========    ===========    ===========

The unrealized gains and losses on investment securities at December 31 are:

                                                1998                      1997                      1996
                                       -----------------------   -----------------------   -----------------------
                                       Unrealized   Unrealized   Unrealized   Unrealized   Unrealized   Unrealized
                                         Gains        Losses       Gains        Losses       Gains        Losses
                                       ----------   ----------   ----------   ----------   ----------   ----------
Municipality and revenue bonds.......   $571,242       $885       $337,496     $19,547      $127,490     $33,600

5. PLANT AND EQUIPMENT

At December 31, 1998 and 1997, plant and equipment consists of:

                                                               1998           1997
                                                            -----------    ----------
Land....................................................    $   678,395    $  678,395
Buildings...............................................      1,858,423     1,858,423
Machinery and equipment.................................      4,638,815     4,036,486
Retail fixtures and leasehold improvements..............      1,779,557     2,034,745
Construction in progress................................     11,492,351            --
                                                            -----------    ----------
  Plant and equipment...................................    $20,447,541    $8,608,049
Less: Accumulated depreciation..........................      6,646,331     6,295,279
                                                            -----------    ----------
  Plant and equipment, net..............................    $13,801,210    $2,312,770
                                                            ===========    ==========

At December 31, 1998, plant and equipment includes $11,492,000 of construction costs for the Company's new office and distribution center and related equipment. The Company's corporate offices moved into the new building in February 1999. The warehouses are expected to move to the new building in the second quarter of 1999.

--------------------------------------------------------------------------------

6. SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT

During 1998, the Company issued commercial paper with 30 to 90 day maturities to finance the construction project. The commercial paper is backed by a three-year $12,000,000 revolving credit agreement. At December 31, 1998, $9,522,000 of commercial paper was outstanding at interest rates ranging from 5.35% to 5.95%, with a weighted average rate of 5.57%. Total related interest expense for 1998 was $360,000.

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has banker acceptance loan facilities. There were no borrowings outstanding at December 31, 1998 and 1997 and no bank balances are required in support of these lines of credit.

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

In February, 1998 The Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company has adopted this statement in fiscal 1998.

The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 1998 and 1997:

                                                              1998           1997
                                                           -----------    -----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year..................    $15,960,000    $15,295,000
Service benefit........................................        328,000        331,000
Interest cost..........................................      1,139,000      1,071,000
Amendments.............................................        318,000        248,000
Actuarial gain.........................................       (676,000)      (208,000)
Benefits paid..........................................     (1,127,000)      (777,000)
                                                           -----------    -----------
Benefit obligation, end of year........................    $15,942,000    $15,960,000
CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year...........    $20,554,000    $18,805,000
Actual return on plan assets...........................      1,478,000      2,538,000
Expenses...............................................        (13,000)       (14,000)
Contribution...........................................         47,000          2,000
Benefits paid..........................................     (1,127,000)      (777,000)
                                                           -----------    -----------
Fair value of plan assets, end of year.................    $20,939,000    $20,554,000

Funded status of plan..................................    $ 4,997,000    $ 4,594,000
Unrecognized net actuarial gain........................     (1,690,000)    (1,284,000)
Unrecognized prior service cost........................        466,000        232,000
Unrecognized net transition asset......................       (601,000)      (820,000)
                                                           -----------    -----------
Prepaid benefit cost...................................    $ 3,172,000    $ 2,722,000

Assumptions used in determining the funded status for both 1998 and 1997 are:

Discount rate...............................................     7%
Rate of compensation increase...............................     5%
Long-term rate of return on plan assets.....................     8.5%

--------------------------------------------------------------------------------

The components of net periodic pension cost for the years ended December 31, 1998, 1997 and 1996, are:

                                                                1998           1997           1996
                                                             -----------    -----------    -----------
Benefits earned during the period........................    $   341,000    $   345,000    $   349,000
Interest cost on projected benefit obligation............      1,139,000      1,071,000      1,025,000
Expected return on plan assets...........................     (1,478,000)    (2,538,000)    (1,663,000)
Net amortization and deferral............................       (404,000)       758,000        (72,000)
                                                             -----------    -----------    -----------
   Net pension income....................................    $  (402,000)   $  (364,000)   $  (361,000)
                                                             ===========    ===========    ===========

The Company also has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 1998, 1997 and 1996 the Company contributed $87,000, $96,000 and $85,000, respectively, to the Plan.

8. INCOME TAXES

The provision for income taxes includes the following components:

                                                                  1998          1997          1996
                                                               ----------    ----------    ----------
Current -
  Federal..................................................    $4,369,000    $4,225,000    $3,854,000
  State....................................................       948,000       907,000       793,000
  Foreign..................................................            --       109,000            --
                                                               ----------    ----------    ----------
     Total.................................................     5,317,000     5,241,000     4,647,000
Deferred...................................................       133,000      (176,000)       71,000
                                                               ----------    ----------    ----------
     Total provision.......................................    $5,450,000    $5,065,000    $4,718,000
                                                               ==========    ==========    ==========
Effective tax rate.........................................         35.7%         35.8%         36.9%
                                                               ==========    ==========    ==========

The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of the Federal tax benefit of 3.9% in 1998, 4.1% in 1997 and 4.2% in 1996, the effect of municipal bond interest of (3.8%) in 1998, (3.3%) in 1997 and (2.8%) in 1996, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 1998 and 1997, are as follows:

                                                               1998           1997
                                                            -----------    -----------
Deferred tax assets:
  Accounts receivable and inventory reserves............    $ 1,155,000    $ 1,171,000
  Deferred compensation.................................        839,000        784,000
  Depreciation..........................................        717,000        689,000
  Other.................................................      1,502,000      1,402,000
                                                            -----------    -----------
                                                              4,213,000      4,046,000
                                                            -----------    -----------
Deferred tax liabilities:
  Prepaid pension.......................................     (1,237,000)    (1,101,000)
  Cash value of life insurance..........................       (650,000)      (472,000)
                                                            -----------    -----------
                                                             (1,887,000)    (1,573,000)
                                                            -----------    -----------
     Net deferred tax asset.............................    $ 2,326,000    $ 2,473,000
                                                            ===========    ===========

--------------------------------------------------------------------------------

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:

                                                                1998           1997
                                                             -----------    ----------
Current deferred income tax benefits.....................    $ 3,573,000    $3,357,000
Noncurrent deferred income tax liabilities...............     (1,247,000)     (884,000)
                                                             -----------    ----------
                                                             $ 2,326,000    $2,473,000
                                                             ===========    ==========

9. DEFERRED COMPENSATION

The Company has deferred compensation agreements with one current and one former executive. The Company expensed $141,000 in 1998, $131,000 in 1997, and $130,000 in 1996 in connection with these agreements. On December 1, 1995, the Company amended each of these agreements to allow for the acceleration of payments under such agreements, regardless of whether the executive has retired, remains in the Company's employ or otherwise terminates his employment. Accordingly, the Company paid $1,175,000 under these amended agreements in 1996. Remaining amounts owed are included in accrued wages, salaries and commissions on the Consolidated Balance Sheets.

10. OPERATING LEASES

The Company operates retail shoe stores and departments under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount, and other leases provide for rentals based solely on a percentage of sales. Total minimum rents were $908,000 in 1998, $999,000 in 1997 and $1,160,000 in 1996. Percentage
rentals were $0 in 1998, $87,000 in 1997 and $401,000 in 1996.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998, are shown below. Renewal options exist for many long-term leases.

1999........................................................    $  633,000
2000........................................................       477,000
2001........................................................       325,000
2002........................................................       104,000
2003 and thereafter.........................................       125,000
                                                                ----------
Total.......................................................    $1,664,000
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

In April 1998, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares, or approximately 10%, of its common stock in open market transactions at prevailing prices. As of December 31, 1998, the Company had purchased 320,000 shares at a total cost of $8,484,000 under the program.

--------------------------------------------------------------------------------

12. EARNINGS PER SHARE

The following table sets forth the computation of net earnings per share and diluted net earnings per share:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Numerator:
  Net earnings...............................    $9,804,519    $9,068,468    $8,072,421
                                                 ==========    ==========    ==========
Denominator:
  Basic weighted average shares..............     4,663,687     4,763,387     4,870,563
  Effect of dilutive securities:
     Employee stock options..................        67,388        61,663        15,625
                                                 ----------    ----------    ----------
  Diluted weighted average shares............     4,731,075     4,825,050     4,886,188
                                                 ==========    ==========    ==========
Basic earnings per share.....................         $2.10         $1.90         $1.66
                                                 ==========    ==========    ==========
Diluted earnings per share...................         $2.07         $1.88         $1.65
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

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Net Earnings
  As Reported................................    $9,804,519    $9,068,468    $8,072,421
  Pro Forma..................................    $9,404,665    $8,706,923    $7,845,795
Basic Earnings Per Share
  As Reported................................         $2.10         $1.90         $1.66
  Pro Forma..................................         $2.02         $1.83         $1.61

Because the Statement No. 123 method of accounting has not been applied to options prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                                  1998                    1997                    1996
                                          --------------------    --------------------    --------------------
                                                     Wtd. Avg.               Wtd. Avg.               Wtd. Avg.
                                          Shares     Ex. Price    Shares     Ex. Price    Shares     Ex. Price
                                          -------    ---------    -------    ---------    -------    ---------
Outstanding at beginning of year......    329,000     $14.62      302,700     $12.26      220,200     $11.65
Granted...............................     69,000      25.53       68,000      22.40       90,000      13.58
Exercised.............................    (45,500)     11.37      (41,700)     10.19       (7,500)     10.42
                                          -------     ------      -------     ------      -------     ------
Outstanding at end of year............    352,500      17.17      329,000     $14.62      302,700     $12.26
Exercisable at end of year............    283,500      15.13      261,000     $12.59      212,700     $11.70
Weighted average fair market value of
  options granted.....................      $9.02                   $8.28                   $4.13

The range of exercise prices for the 352,500 options outstanding at December 31, 1998 is $9.67 to $27.64. The weighted average remaining contractual life for these shares is 6 years as of December 31, 1998.

--------------------------------------------------------------------------------

At December 31, 1998, 463,000 shares of stock have been reserved for future issuance under the plans.

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                             1998        1997        1996
                                                           --------    --------    --------
Risk-free interest rate................................        4.7%        5.7%        6.1%
Expected dividend yields...............................        1.4%        1.4%        2.2%
Expected remaining life................................    8.3 yrs.    8.2 yrs.    9.0 yrs.
Expected volatility....................................         27%         28%         20%

14. SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS 131 in 1998. SFAS 131 requires that the Company determine its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments; wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed nationwide through more than 8,000 shoe, clothing and department stores. All sales are to unaffiliated customers in North America. Sales to the Company's largest customer, Brown Shoe Group, were 10% of total sales for 1998 and 13% of total sales for 1997 and 1996. Sales to another customer, J C Penney, were 10% of total sales for 1996. There are no other individually significant customers.

In the retail division, the Company currently operates 11 company-operated stores in principal cities in the United States. The decrease in retail sales in recent years is a result of the termination of leased departments and company-operated stores. In 1998 and 1997, respectively, 2 and 4 company-operated stores were closed. In 1996, 1 company-operated store and 13 leased departments were closed. These stores were closed primarily due to unprofitable operations or unattractive lease renewal terms. Management intends to continue to closely monitor retail operations and may close other retail units in the future if they are deemed unprofitable. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company's brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

--------------------------------------------------------------------------------

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. Intersegment transactions are accounted for at cost. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 1998, 1997 and 1996 are as follows:

                                                           Wholesale
                                                          Distribution      Retail          Total
                                                          ------------    -----------    ------------
1998
Net Sales.............................................    $120,255,000    $ 6,819,000    $127,074,000
Depreciation and amortization.........................         420,000        206,000         626,000
Earnings from operations..............................      13,703,000         98,000      13,801,000
Total assets..........................................      90,506,000      2,276,000      92,782,000
Capital expenditures..................................      12,115,000          1,000      12,116,000
1997
Net Sales.............................................    $118,606,000    $ 8,423,000    $127,029,000
Depreciation and amortization.........................         570,000        251,000         821,000
Earnings from operations..............................      12,318,000        328,000      12,646,000
Total assets..........................................      79,454,000      2,750,000      82,204,000
Capital expenditures..................................         548,000          6,000         554,000
1996
Net Sales.............................................    $118,362,000    $10,952,000    $129,314,000
Depreciation and amortization.........................         709,000        336,000       1,045,000
Earnings from operations..............................      11,892,000       (228,000)     11,664,000
Total assets..........................................      69,659,000      3,418,000      73,077,000
Capital expenditures..................................         248,000          3,000         251,000

Net sales above exclude intersegment sales, which are not material.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 12,1999

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

--------------------------------------------------------------------------------

DIRECTORS

Robert Feitler
  Chairman, Executive Committee

John W. Florsheim
  Executive Vice President and Chief Operating Officer

Thomas W. Florsheim
  Chairman

Thomas W. Florsheim, Jr.
  President and Chief Executive Officer

Leonard J. Goldstein
  Retired,
  Former Chairman, President and Chief Executive Officer,
  Miller Brewing Company

Frank W. Norris
  Chairman and Chief Executive Officer,
  Ken Cook Company

Frederick P. Stratton, Jr.
  Chairman and Chief Executive Officer,
  Briggs & Stratton Corporation,
  Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim
  Chairman

Thomas W. Florsheim, Jr.
  President and Chief Executive Officer

John W. Florsheim
  Executive Vice President and Chief Operating Officer

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

All written requests should be sent to Investor Relations, Weyco Group, Inc., P.
O. Box 1188, Milwaukee, Wisconsin 53201. Telephone requests should be made to
(414) 908-1600.