Form 10-K405, Exhibit 13
period 1999-12-31
WEYCO GROUP INC
filed 2000-03-24
CIK 106532

                                                                      EXHIBIT 13

TO OUR SHAREHOLDERS:

     We are pleased to report that Weyco Group, Inc. continued its strong performance in 1999. Wholesale sales and earnings hit record levels, all of our warehouse operations were consolidated into one efficient, highly-automated distribution center and we expanded our licensing activities to leverage the equity of our brand names.

EARNINGS, SALES SET RECORDS

     Net earnings grew to $11.1 million in 1999, a 13% increase over 1998 net earnings of $9.8 million. Our diluted earnings per share totaled $2.55, an increase of 23% over 1998. This is the fifth straight year that we have achieved record net earnings. Over these last five years our diluted earnings per share has increased at a 21% compound annual growth rate.

     Sales reached $133.5 million in 1999, a 5% increase over 1998, with the strongest performance coming from our Stacy Adams division. Overall wholesale unit shipments increased 8% in 1999. Stacy Adams sales were helped by strong first-year consumer acceptance of our "SAO by Stacy Adams" casual line, as well as growth in our Stacy Adams dress shoe business. Our Nunn Bush brand enjoyed a solid 1999 with an exceptional performance from Nunn Bush NXXT contemporary shoes.

STRONG BRANDS ADD POTENTIAL

     SAO by Stacy Adams extends the strength of the Stacy Adams brand, a leader in fashion dress footwear, into the casual market. The Nunn Bush NXXT line responds to the growing trend toward contemporary footwear capturing a younger, more fashion forward consumer. These sub-brands expand our reach into growing new markets and demonstrate our ability to successfully introduce new products. During 1999, we also introduced a Stacy Adams boys' and youth line of shoes with good initial consumer acceptance.

     Also during 1999, we expanded our brand extension activities with the licensing of five new products in our line of Stacy Adams men's fashions. New items include ties, hats, belts, suits and formal wear. These join the line of hosiery that we licensed in 1998. We feel that we have a very strong brand in Stacy Adams and these licensing agreements will help us realize the potential of our brand.

     To further strengthen the value of our brands, during the past year we increased our marketing activities by expanding our advertising program and giving our ads more of a lifestyle appeal. We find this to be helpful in attracting new wholesale business and in increasing our value to existing accounts.

ENHANCED DISTRIBUTION RESPONSIVENESS

     In the third quarter of 1999, we consolidated our warehousing and distribution operations into one distribution center. As part of that process, we invested in a new state-of-the-art warehouse management system and changed the process of how we fill and ship customer orders.

     In today's "just-in-time" business environment, it's absolutely essential to meet customer delivery requirements. Many no longer order in advance, therefore, lead times are shorter. In addition, customers have special requirements that must be fulfilled prior to shipment. Many want special price stickers, labels or tags to be put on their shoes. As a result, we must be able to react to these requests quickly and fill orders correctly. Our new distribution center, which on average has over one million pairs of shoes under one roof, coupled with our new warehouse management system, gives us the flexibility to meet these needs, support our customers and increase our value to them.

POSITIONED FOR GROWTH

     We continue to see our growth coming from the wholesale market, as merchandisers seek suppliers with well recognized brands who can meet their expectations for delivery.

     Looking forward, we have a strong backlog across all brands. We strive to provide superior value and relevant styling in every market in which we compete. Our focus has strengthened our position as a dominant player in the moderately-priced footwear market with our Stacy Adams and Nunn Bush brands and has enhanced our performance in the better-grade market through our Brass Boot brand.

     Although our retail operations have become a smaller part of our company, we believe that there are some strategic advantages for us to continue to participate in the retail side of the business, such as monitoring the pulse of merchandising and style trends. However, we still require these stores to meet our investment objectives.

     We face the new century with a solid foundation. We have popular products and strong brands capable of attracting a bigger customer base. Our state-of-the-art distribution facility provides the flexibility to meet ever-changing customer requirements. Expanded licensing and brand extensions provide opportunities for future growth. And we have a consistent and solid track record of sales and earnings growth.

     During the year, we continued our program to repurchase our shares at prices that we believe do not reflect our true value. Purchases have been made in open market and in private transactions. In the past two years, the company has repurchased 709,000 shares of its common stock.

     Today, we're stronger than ever. We believe we're well positioned for continued steady growth and increased profitability. We look forward to a successful 2000 and beyond. We appreciate the support of our shareholders as we continue to build our future.

Thomas W. Florsheim
Chairman of the Board




Thomas W. Florsheim, Jr.
President and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                                        Years Ended December 31
                                               -------------------------------------------------------------------------------------
                                                  1999                 1998              1997           1996                1995
                                               ------------        ------------     ------------    ------------        ------------
Net sales ...................................  $133,498,000        $127,074,000     $127,029,000    $129,314,000        $120,643,000
Net earnings ................................  $ 11,058,000          $9,805,000       $9,068,000      $8,072,000          $6,807,000
Diluted earnings per share ..................         $2.55               $2.07            $1.88           $1.65               $1.21
Weighted average diluted shares
 outstanding ................................     4,338,587           4,731,075        4,825,050       4,886,188           5,647,360
Cash dividends per share ....................          $.39                $.35             $.31            $.29                $.28
Total assets ................................   $95,919,000         $92,782,000     $ 82,204,000    $ 73,077,000        $ 79,328,000

Note: Earnings per share and weighted average shares shown above for 1997 and previous years have been restated to reflect dilution in accordance with Statement of Accounting Standards No. 128. See Notes 1 and 12 to the Consolidated Financial Statements. They have also been retroactively restated for a 200% stock dividend declared in 1997.

COMMON STOCK DATA

                                                               1999                          1998
                                                     ------------------------------ ----------------------------
                                                        Price Range         Cash        Price Range      Cash
                                                        -----------       Dividends     -----------    Dividends
Quarter:                                              High       Low      Declared    High      Low    Declared
--------                                             ------------------------------ ----------------------------
First .......................................        $25.31     $24.00     $.09     $23.75     $21.00     $.08
Second ......................................         24.29      23.08      .10      28.25      21.88      .09
Third .......................................         24.19      22.71      .10      28.50      26.13      .09
Fourth ......................................         26.00      23.38      .10      26.75      25.00      .09
                                                                           ----                           ----
                                                                           $.39                           $.35
                                                                           ====                           ====


There are 364 holders of record of the Company's common stock and 150 holders of record of the Company's Class B common stock as of March 6, 2000.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 11 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and marketable securities which aggregated $26,377,000 at December 31, 1999, and $36,254,000 at December 31, 1998. The decrease in cash and marketable securities in 1999 is primarily due to capital expenditures, stock purchases, and increases in inventory and accounts receivable balances since the prior year. The increase in inventory from $11.8 million in 1998 to $19.5 million in 1999 is due to increased order backlog and shorter customer lead times. These uses of cash are offset by the proceeds generated by maturities of marketable securities and short-term borrowings. In addition, the Company maintains $19.5 million in lines of credit, $12 million of which is used to back the issuance of commercial paper.

The Company's capital expenditures were $4,431,000, $12,116,000 and $554,000 in 1999, 1998 and 1997, respectively. Capital expenditures in 1998 and 1999 were primarily related to the construction of the Company's new 346,000 square foot corporate office and distribution center. The Company issued commercial paper with 30 to 90 day maturities to finance the construction project. Short-term borrowings under this arrangement were $8,800,000 at December 31, 1999 and $9,522,000 at December 31, 1998. The Company completed its move to the new facility in the third quarter of 1999. The total cost of the facility, including machinery and equipment, was approximately $14,500,000.

In the past several years, the Company has repurchased shares of its Common and Class B Common Stock. In April 1998, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares or approximately 10% of its common stock in open market transactions at prevailing prices. During 1998, the Company purchased 320,000 shares at a total cost of $8,484,000 under the program, and an additional 76,500 shares at a total cost of $1,932,000 in private transactions. In April 1999, the Board of Directors extended the stock repurchase program to repurchase up to an additional 500,000 shares of Common Stock. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.

RESULTS OF OPERATIONS

1999 vs. 1998

Net sales in 1999 were $133,498,000 compared with $127,074,000 in 1998. The 5%
increase in overall net sales is the result of an increase in wholesale net sales from $120,255,000 in 1998 to $126,630,000 in 1999, and an increase in retail net sales from $6,819,000 in 1998 to $6,868,000 in 1999. The increase in wholesale net sales is due to an increase of 8% in units shipped, offset by a slight reduction in average price per pair resulting from a change in the mix of product sold. Same-store retail net sales increased 11% between 1998 and 1999. The increase in wholesale net sales was driven primarily by the Stacy Adams division, whose performance was helped by strong first-year consumer acceptance of the "SAO by Stacy Adams" casual line, which was introduced in late 1998, as well as solid growth in the Stacy Adams dress shoe business.

Overall gross earnings as a percent of net sales was 28% for 1998 and 1999. Wholesale gross earnings as a percent of net sales was similarly consistent at 27% for 1998 and 1999. Retail gross earnings as a percent of retail net sales was also consistent between 1998 and 1999 at 50% and 51%, respectively.

Overall selling and administrative expenses as a percent of net sales decreased from 18% in 1998 to 17% in 1999. This reflects the slight decrease in wholesale selling and administrative expenses as a percent of wholesale net sales, which was 16% for 1998 compared to 15% for 1999. Retail selling and administrative expenses as a percent of net sales decreased from 49% in 1998 to 44% in 1999.

Interest income decreased from $1,786,000 in 1998 to $1,370,000 in 1999 due to a decrease in the average balance of marketable securities outstanding between 1998 and 1999.

Interest expense relates to short-term issuances of commercial paper and short-term advances. The increase in interest expense from $368,000 in 1998 to $539,000 in 1999 reflects the increase in average short-term borrowings between years.

Other income and expense in 1999 includes an $800,000 gain on the sales of the Company's former warehouse facilities.

The provision for income taxes was at an effective rate of 35% in 1999 vs. 36% in 1998.

Net earnings for 1999 were $11,058,000, an increase of 13% over 1998 net earnings of $9,805,000. Included in 1999 net earnings is the $800,000 ($496,000 after tax) gain on the sales of the warehouse facilities. Excluding the gain from the sales, net earnings were $10,562,000, an increase of 8% over the prior year.

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

OTHER

Year 2000 Computer Compliance

In response to the Year 2000 issue relating to the inability of certain computer software programs to process 2-digit year-date codes after December 31, 1999, management conducted a comprehensive review of the Company's systems and modified and replaced systems as considered necessary at a total cost of approximately $750,000. The project was successful and resulted in no unexpected delays or costs.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company's outlook for the future. These statements represent the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. These factors could include significant adverse changes in the economic conditions affecting overseas suppliers or the men's footwear markets served by the Company.

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

     At December 31, 1999, the Company has forward exchange contracts outstanding to purchase 2.5 billion lira at a total price of $1,372,000 and forward exchange contracts outstanding to sell 700,000 Canadian dollars at a total price of $479,000. Based on December 31, 1999 exchange rates, the deferred loss on these contracts is $67,000. All contracts expire in less than one year. Assuming a 10% appreciation in the U. S. dollar at December 31, 1999, the potential deferred loss on forward exchange contracts of $67,000 would be increased by $75,000.

     Interest Rates

     The Company is exposed to interest rate fluctuations on its borrowings. During 1999, the Company issued fixed rate commercial paper with maturities of 30 to 90 days and took back-up advances on its revolving line of credit at times when the commercial paper was not sold. As of December 31, 1999, an $8,800,000 advance was outstanding at an overnight rate of 5.2%. Total related interest expense for 1999 was $539,000. Assuming a 10% appreciation in the Company's weighted average interest rate on short-term borrowings, interest expense would increase by $47,000.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 1999, 1998 and 1997






                                                                                1999              1998              1997
                                                                           --------------    --------------    --------------
NET SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 133,498,206     $ 127,074,114    $  127,028,749

COST OF SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    95,737,375        90,961,465        91,708,986
                                                                           --------------    --------------    --------------

    Gross earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37,760,831        36,112,649        35,319,763

SELLING AND ADMINISTRATIVE EXPENSES . . . . . . . . . . . . . . . . . . . .    22,537,515        22,311,362        22,673,557
                                                                           --------------    --------------    --------------

       Earnings from operations . . . . . . . . . . . . . . . . . . . . . .    15,223,316        13,801,287        12,646,206

INTEREST  INCOME. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,369,965         1,786,402         1,475,230

INTEREST EXPENSE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (539,244)         (367,542)               --


OTHER INCOME  AND EXPENSE, net. . . . . . . . . . . . . . . . . . . . . . .       904,245            34,372            12,032
                                                                           --------------    --------------    --------------

       Earnings before provision for income taxes . . . . . . . . . . . . .    16,958,282        15,254,519        14,133,468

PROVISION FOR INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . .     5,900,000         5,450,000         5,065,000
                                                                           --------------    --------------    --------------

       Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  11,058,282     $   9,804,519     $   9,068,468
                                                                           ==============    ==============    ==============

BASIC EARNINGS PER SHARE. . . . . . . . . . . . . . . . . . . . . . . . . . $        2.58     $        2.10     $        1.90
                                                                           ==============    ==============    ==============

DILUTED EARNINGS PER SHARE. . . . . . . . . . . . . . . . . . . . . . . . . $        2.55     $        2.07     $        1.88
                                                                           ==============    ==============    ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

                                                                                           1999              1998
                                                                                       -------------     ------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 3,843,915       $  4,240,991
    Marketable securities, at amortized cost. . . . . . . . . . . . . . . . . . . .       4,860,576          8,853,095
    Accounts receivable, less reserves of $2,785,000 and
       $2,632,000, respectively . . . . . . . . . . . . . . . . . . . . . . . . . .       21,903,407        19,597,979
    Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19,539,731        11,786,330
    Deferred income tax benefits. . . . . . . . . . . . . . . . . . . . . . . . . .        2,880,000         3,573,000
    Prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . .           65,537                --
                                                                                        ------------      ------------
    Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       53,093,166        48,051,395
                                                                                        ------------      ------------
MARKETABLE SECURITIES, at amortized cost. . . . . . . . . . . . . . . . . . . . . .       17,672,907        23,160,287
OTHER ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8,559,332         7,769,106
PLANT AND EQUIPMENT, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       16,593,776        13,801,210
                                                                                        ------------      ------------
                                                                                        $ 95,919,181      $ 92,781,998
                                                                                        ============      ============


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


                                                                                          1999            1998
LIABILITIES AND SHAREHOLDERS' INVESTMENT                                              ------------    ------------
CURRENT LIABILITIES:
    Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  8,800,000    $  9,521,545
    Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9,403,897       7,389,680
    Dividend payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            421,277         403,103
    Accrued liabilities  -
      Wages, salaries and commissions . . . . . . . . . . . . . . . . . . . . .          3,330,647       3,044,012
      Taxes other than income taxes . . . . . . . . . . . . . . . . . . . . . .            296,311          98,718
      Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,795,927       4,493,374
      Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .          1,204,621       1,436,689
                                                                                      ------------    ------------
    Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . .         26,252,680      26,387,121
                                                                                      ------------    ------------
DEFERRED INCOME TAX LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . .          1,916,000       1,247,000
SHAREHOLDERS' INVESTMENT:
    Common Stock, $1.00 par value, authorized 4,000,000 shares, issued and
      outstanding 3,215,443 shares in 1999 and 3,469,358 shares in 1998 . . . .          3,215,443       3,469,358
    Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 945,543 shares in 1999 and
      954,567 shares in 1998. . . . . . . . . . . . . . . . . . . . . . . . . .            945,543         954,567
    Capital in excess of par value. . . . . . . . . . . . . . . . . . . . . . .          3,076,392       2,615,295
    Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .         60,513,123      58,108,657
                                                                                      ------------    ------------
        Total shareholders' investment. . . . . . . . . . . . . . . . . . . . .         67,750,501      65,147,877
                                                                                      ------------    ------------
                                                                                      $ 95,919,181    $ 92,781,998
                                                                                      ============    ============

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 1999, 1998 and 1997


                                                                               Class B          Capital
                                                               Common           Common         in Excess of      Reinvested
                                                               Stock             Stock          Par Value         Earnings
                                                             ----------      ----------        ----------       -----------
Balance, December 31, 1996. . . . . . . . . . . . . . . . .  $1,259,053      $  328,422        $1,666,065       $55,850,712
    Add (Deduct)  -
        Net earnings. . . . . . . . . . . . . . . . . . . .          --              --                --         9,068,468
        Cash dividends declared ($.31 per share*) . . . . .          --              --                --        (1,476,832)
        Common Stock Dividend . . . . . . . . . . . . . . .   2,522,898         648,052                --        (3,170,950)
        Conversions of Class B Common Stock to
            Common Stock. . . . . . . . . . . . . . . . . .       8,720          (8,720)               --                --
        Stock options exercised . . . . . . . . . . . . . .      35,700              --           389,151                --
        Income tax benefit from
            stock options exercised . . . . . . . . . . . .          --              --           207,656                --
        Shares purchased and retired. . . . . . . . . . . .     (17,200)         (2,000)         (176,818)         (454,971)
                                                             ----------      ----------        ----------       -----------
Balance, December 31, 1997. . . . . . . . . . . . . . . . .   3,809,171         965,754         2,086,054        59,816,427
    Add (Deduct)  -
        Net earnings. . . . . . . . . . . . . . . . . . . .          --              --                --         9,804,519
        Cash dividends declared ($.35 per share)  . . . . .          --              --                --        (1,635,609)
        Conversions of Class B Common Stock to
            Common Stock. . . . . . . . . . . . . . . . . .       5,187          (5,187)               --                --
        Stock options exercised . . . . . . . . . . . . . .      45,500              --           471,926                --
        Income tax benefit from
            stock options exercised . . . . . . . . . . . .          --              --           200,710                --
        Shares purchased and retired. . . . . . . . . . . .    (390,500)         (6,000)         (143,395)       (9,876,680)
                                                             ----------      ----------        ----------       -----------
Balance, December 31, 1998. . . . . . . . . . . . . . . . .   3,469,358         954,567         2,615,295        58,108,657
     Add (Deduct)  -
        Net earnings. . . . . . . . . . . . . . . . . . . .          --              --                --        11,058,282
        Cash dividends declared ($.39 per share). . . . . .          --              --                --        (1,670,872)
        Conversions of Class B Common Stock to
            Common Stock. . . . . . . . . . . . . . . . . .       9,024          (9,024)               --                --
        Stock options exercised . . . . . . . . . . . . . .      49,500              --           524,125                --
        Income tax benefit from stock
            options exercised . . . . . . . . . . . . . . .          --              --           200,485                --
        Shares purchased and retired  . . . . . . . . . . .    (312,439)             --          (263,513)       (6,982,944)
                                                             ----------      ----------        ----------       -----------
Balance, December 31, 1999. . . . . . . . . . . . . . . . .  $3,215,443      $  945,543        $3,076,392       $60,513,123
                                                             ==========      ==========        ==========       ===========

*Adjusted to reflect the September 2, 1997 200% stock dividend.


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 1999, 1998 and 1997

                                                                             1999           1998           1997
                                                                          -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings. . . . . . . . . . . . . . . . . . . . . . . . . . .       $11,058,282    $ 9,804,519    $ 9,068,468
   Adjustments to reconcile net earnings to net cash
   provided by operating activities  -
     Depreciation . . . . . . . . . . . . . . . . . . . . . . . . .         1,241,958        626,324        821,317
     Deferred income taxes. . . . . . . . . . . . . . . . . . . . .         1,332,000        133,000       (176,000)
     Deferred compensation. . . . . . . . . . . . . . . . . . . . .           150,504        140,664        131,460
     Pension income . . . . . . . . . . . . . . . . . . . . . . . .          (438,422)      (401,508)      (364,173)
     (Gain) loss on retirement of assets. . . .  .  . . . . . . . .          (854,025)           949         22,696
     Investment in officers' life insurance . . . . . . . . . . . .          (320,219)      (456,873)      (479,113)
     Changes in operating assets and liabilities  -
      Accounts receivable . . . . . . . . . . . . . . . . . . . . .        (2,305,428)    (1,925,803)       563,228
      Inventories . . . . . . . . . . . . . . . . . . . . . . . . .        (7,753,401)      (624,877)     1,237,991
      Prepaids and other current assets . . . . . . . . . . . . . .           (65,537)        37,447        (37,441)
      Accounts payable. . . . . . . . . . . . . . . . . . . . . . .         2,014,217      1,114,117       (517,992)
      Accrued liabilities . . . . . . . . . . . . . . . . . . . . .        (1,201,312)       643,157      1,254,831
      Accrued income taxes. . . . . . . . . . . . . . . . . . . . .          (202,068)       471,665       (116,217)
                                                                          -----------    -----------    -----------
        Net cash provided by operating activities . . . . . . . . .         2,656,549      9,562,781     11,409,055
                                                                          -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities . . . . . . . . . . . . . . . .        (1,962,456)   (10,141,119)   (26,018,202)
  Proceeds from sales of marketable securities. . . . . . . . . . .        11,448,839     15,604,075     13,268,698
  Purchase of plant and equipment . . . . . . . . . . . . . . . . .        (4,431,437)   (12,115,713)      (553,911)
  Proceeds from sales of plant and equipment. . . . . . . . . . . .         1,250,938             --         50,000
                                                                          -----------    -----------    -----------
        Net cash provided by (used for) investing activities .. . .         6,305,884     (6,652,757)   (13,253,415)
                                                                          -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . .        (1,652,693)    (1,614,460)    (1,444,232)
  Shares purchased and retired. . . . . . . . . . . . . . . . . . .        (7,558,896)   (10,416,575)      (650,989)
  Proceeds from stock options exercised . . . . . . . . . . . . . .           573,625        517,422        424,851
  Short-term borrowings . . . . . . . . . . . . . . . . . . . . . .          (721,545)     9,521,545             --
                                                                          -----------    -----------    -----------
        Net cash used for financing activities. . . . . . . . . . .        (9,359,509)    (1,992,068)    (1,670,370)
                                                                          -----------    -----------    -----------
  Net increase (decrease) in cash and cash equivalents. . . . . . .          (397,076)       917,956     (3,514,730)

CASH AND CASH EQUIVALENTS, at beginning of year . . . . . . . . . .       $ 4,240,991    $ 3,323,035    $ 6,837,765
                                                                          -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, at end of year . . . . . . . . . . . . .       $ 3,843,915    $ 4,240,991    $ 3,323,035
                                                                          ===========    ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . .       $ 4,675,062    $ 4,516,938    $ 5,145,963
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . .       $   576,527    $   330,259    $        --


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997


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

Earnings Per Share - Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments - The Company has entered into forward exchange contracts for the purpose of hedging firmly committed inventory purchases with outside vendors. The Company accounts for these contracts under the deferral method. Accordingly, gains and losses are recorded in inventory when the inventory is purchased. At December 31, 1999, the Company has financial contracts outstanding to purchase 2.5 billion lira at a total price of $1,372,000. Based upon current exchange rates, the deferred loss on these contracts at December 31, 1999 is $64,000.

The Company has also entered into forward exchange contracts for the purpose of hedging cash flows related to receivables denominated in Canadian dollars. At December 31, 1999 the Company has forward exchange contracts outstanding to sell 700,000 Canadian dollars for $479,000. The corresponding loss on these contracts is immaterial.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company intends to adopt this standard in 2001. The adoption of this standard is not expected to have a material effect on the Company's balance sheet or statement of earnings.

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

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $3,588,000, $3,356,000 and $3,058,000 in 1999, 1998 and 1997,
respectively.


2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. The fair value of marketable securities is estimated based upon quoted market rates. See Note 3.


3. INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 1999 and 1998 are as follows:


                                                           1999                                 1998
                                               ----------------------------        ---------------------------
                                                Amortized          Market           Amortized         Market
                                                   Cost            Value               Cost           Value
                                               ------------     -----------        -----------     -----------
Municipality and revenue bonds:
   Current                                     $  4,860,576     $ 4,872,549        $ 8,853,095     $ 8,914,570
   Due from one through five years               13,175,508      13,111,963         19,500,433      19,870,771
   Due from five through ten years                3,250,104       3,146,672          2,575,885       2,644,780
   Due from ten through twenty years                987,147       1,000,375          1,083,969       1,153,618
   Due from twenty through thirty years             260,148         260,560                 --              --
                                               ------------     -----------        -----------     -----------
          Total                                $ 22,533,483     $22,392,119        $32,013,382     $32,583,739
                                               ============     ===========        ===========     ===========

The unrealized gains and losses on investment securities at December 31 are:


                                              1999                              1998                           1997
                                     -----------------------         --------------------------     -------------------------
                                     Unrealized   Unrealized         Unrealized      Unrealized     Unrealized     Unrealized
                                       Gains        Losses             Gains           Losses          Gains         Losses
                                     ----------   ----------         ----------      ----------     ----------     ----------
Municipality and
  revenue bonds. . . . . . . . . .   $58,722       $200,086           $571,242          $885         $337,496        $19,547



4. INVENTORIES

At December 31, 1999 and 1998, inventories consist of:


                                                1999                           1998
                                           -------------                 --------------
    Finished shoes                           $19,026,531                    $11,303,009
    Shoes in Process                             380,957                        388,160
    Raw materials                                132,243                         95,161
                                           -------------                 --------------
         Total inventories                   $19,539,731                    $11,786,330


The excess of current cost over LIFO cost of inventories as of December 31, 1999 and 1998 was $16,801,000 and $16,663,000, respectively.


5. PLANT AND EQUIPMENT

At December 31, 1999 and 1998, plant and equipment consists of:


                                                            1999                     1998
                                                        -----------              -----------

    Land                                                $   519,854              $   678,395
    Buildings                                             9,451,300                1,858,423
    Machinery and equipment                               9,518,162                4,638,815
    Retail fixtures and leasehold improvements            1,722,361                1,779,557
    Construction in progress                                256,602               11,492,351
                                                        -----------              -----------
        Plant and equipment                             $21,468,279              $20,447,541
    Less: Accumulated depreciation                        4,874,503                6,646,331
                                                        -----------              -----------
        Plant and equipment, net                        $16,593,776              $13,801,210
                                                        ===========              ===========


6. SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT

During 1998 and 1999, the Company issued commercial paper with 30 to 90 day maturities to finance the construction project. The commercial paper is backed by a three-year $12,000,000 revolving credit agreement, which the Company takes overnight advances on when the bank is unable to sell the commercial paper. At December 31, 1999 there was no commercial paper outstanding, and $8,800,000 of advances on the revolving credit agreement at a 5.2% interest rate. Total interest expense on commercial paper and advances for 1999 was $539,000. At December 31, 1998, $9,522,000 of commercial paper was outstanding at interest rates ranging from 5.35% to 5.95%, with a weighted average rate of 5.57%. Total related interest expense for 1998 was $368,000.

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has banker acceptance loan facilities. There were no borrowings outstanding at December 31, 1999 and 1998 and no bank balances are required in support of these lines of credit.


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

The Financial Accounting Standards Board issued Statement No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company adopted this statement in fiscal 1998.

The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 1999 and 1998:


CHANGE IN BENEFIT OBLIGATION


                                                                                    1999                  1998
                                                                                 -----------         -----------
Benefit obligation, beginning of year. . . . . . . . . . . . . . . . . . .       $15,942,000         $15,960,000
Service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           322,000             328,000
Interest cost. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,116,000           1,139,000
Amendments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --             318,000
Actuarial gain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (616,000)           (676,000)
Benefits paid. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (982,000)         (1,127,000)
                                                                                 -----------         -----------
Benefit obligation, end of year. . . . . . . . . . . . . . . . . . . . . .       $15,782,000         $15,942,000

CHANGE IN PLAN ASSETS

Fair value of plan assets, beginning of year . . . . . . . . . . . . . . .       $20,939,000         $20,554,000
Actual return on plan assets. . . . .  . . . . . . . . . . . . . . . . . .         2,019,000           1,478,000
Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (12,000)            (13,000)
Contributions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            38,000              47,000
Benefits paid. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (982,000)         (1,127,000)
                                                                                 -----------         -----------
Fair value of plan assets, end of year . . . . . . . . . . . . . . . . . .       $22,002,000         $20,939,000

Funded status of plan . . . . . . . . . . . . . . . . .. . . . . . . . . .         6,220,000           4,997,000
Unrecognized net actuarial gain. . . . . . . . . . . . . . . . . . . . . .        (2,530,000)         (1,690,000)
Unrecognized prior service cost. . . . . . . . . . . . . . . . . . . . . .           381,000             466,000
Unrecognized net transition asset. . . . . . . . . . . . . . . . . . . . .          (422,000)           (601,000)
                                                                                 -----------         -----------
Prepaid benefit cost, recorded in Other assets . . . . . . . . . . . . . .       $ 3,649,000         $ 3,172,000

Assumptions used in determining the funded status for 1999 and 1998 are:


                                                                            1999             1998
                                                                            ----             ----
    Discount rate. . . . . . . . . . . . . . . . . . . . . . . . . .        8.0%             7.0%
    Rate of compensation increase. . . . . . . . . . . . . . . . . .        5.0%             5.0%
    Long-term rate of return on plan assets. . . . . . . . . . . . .        8.5%             8.5%

The components of net periodic pension cost for the years ended December 31, 1999, 1998 and 1997, are:


                                                                                          1999             1998           1997
                                                                                    ---------------------------------------------
Benefits earned during the period. . . . . . . . . . . . . . . . . . . .            $    340,000    $     341,000    $    345,000
Interest cost on projected benefit obligation. . . . . . . . . . . . . .               1,116,000        1,139,000       1,071,000
Expected return on plan assets . . . . . . . . . . . . . . . . . . . . .              (1,780,000)      (1,478,000)     (2,538,000)
Net amortization and deferral. . . . . . . . . . . . . . . . . . . . . .                (114,000)        (404,000)        758,000
                                                                                    ------------    -------------    ------------
Net pension income . . . . . . . . . . . . . . . . . . . . . . . . . . .            $   (438,000)   $    (402,000)   $   (364,000)
                                                                                    ============    =============    ============

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets, and the accrued benefit liability for the pension plan with accumulated benefit obligations in excess of plan assets were $2,930,000, $2,747,000, $0 and $2,747,000, respectively, as of December 31, 1999, and
$2,504,000, $1,941,000, $0 and $2,340,000, respectively, as of December 31,
1998.

The Company also has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 1999, 1998 and 1997 the Company contributed $87,000, $87,000 and $96,000, respectively, to the Plan.


8. INCOME TAXES

The provision for income taxes includes the following components:


                                                                                  1999            1998          1997
                                                                               ----------      ----------    ----------
Current -
    Federal. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $3,645,000      $4,369,000    $4,225,000
    State. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      846,000         948,000       907,000
    Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       77,000              --       109,000
                                                                               ----------      ----------    ----------
          Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,568,000       5,317,000     5,241,000
Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,332,000         133,000      (176,000)
                                                                               ----------      ----------    ----------
         Total provision . . . . . . . . . . . . . . . . . . . . . . . . . .   $5,900,000      $5,450,000    $5,065,000
                                                                               ==========      ==========    ==========
Effective tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         34.8%           35.7%         35.8%
                                                                                     ====            ====          ====

The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of the Federal tax benefit, of 3.0% in 1999, 3.9% in 1998 and 4.1% in 1997, the effect of municipal bond interest of (2.6%) in 1999, (3.8%) in 1998 and (3.3%) in 1997, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 1999 and 1998, are as follows:


                                                                             1999          1998
                                                                         ----------     ----------
Deferred tax assets:
    Accounts receivable
      and inventory reserves. . . . . . . . . . . . . . . . . . .        $1,219,000     $1,155,000
    Deferred compensation . . . . . . . . . . . . . . . . . . . .           897,000        839,000
    Depreciation. . . . . . . . . . . . . . . . . . . . . . . . .           333,000        717,000
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .           712,000      1,502,000
                                                                         ----------     ----------
                                                                          3,161,000      4,213,000
                                                                         ==========     ==========
Deferred tax liabilities:
    Prepaid pension . . . . . . . . . . . . . . . . . . . . . . .        (1,423,000)    (1,237,000)
    Cash value of life insurance. . . . . . . . . . . . . . . . .          (774,000)      (650,000)
                                                                         ----------     ----------
                                                                         (2,197,000)    (1,887,000)
                                                                         ----------     ----------
          Net deferred tax asset. . . . . . . . . . . . . . . . .        $  964,000     $2,326,000
                                                                         ==========     ==========

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:


                                                                            1999           1998
                                                                         ----------     ----------
Current deferred income tax benefits. . . . . . . . . . . . . . .        $2,880,000     $3,573,000
Noncurrent deferred income tax liabilities. . . . . . . . . . . .        (1,916,000)    (1,247,000)
                                                                         ==========     ==========
                                                                         $  964,000     $2,326,000
                                                                         ==========     ==========


9. DEFERRED COMPENSATION

The Company has deferred compensation agreements with one current and one former executive. The Company expensed $151,000 in 1999, $141,000 in 1998, and $131,000 in 1997 in connection with these agreements. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.


10. OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount, and other leases provide for rentals based solely on a percentage of sales. Total minimum rents were $804,000 in 1999 $908,000 in 1998 and $999,000 in 1997. Percentage rentals were $35,000 in 1999,
$0 in 1998 and $87,000 in 1997.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31,1999, are shown below. Renewal options exist for many long-term leases.


2000    . . . . . . . . . . . . . . . . . . . . . . . .     $    638,000
2001    . . . . . . . . . . . . . . . . . . . . . . . .          484,000
2002    . . . . . . . . . . . . . . . . . . . . . . . .          197,000
2003    . . . . . . . . . . . . . . . . . . . . . . . .          184,000
2004 and thereafter . . . . . . . . . . . . . . . . . .          370,000
                                                            ------------
  Total. . . . . . . . . . . . . . . . . . . . . . . .      $  1,873,000


11. SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

On July 21, 1997, the Company's Board of directors declared a 200% stock dividend on the Company's Common Stock, $1.00 par value, and on the Company's Class B Common Stock, $1.00 par value, so as to effect a three-for-one stock split without a change in par value. All previous per share and share data has been retroactively adjusted to reflect this dividend.

In April 1998, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares or approximately 10% of its common stock in open market transactions at prevailing prices. During 1998, the Company purchased 320,000 shares at a total cost of $8,484,000 under the program, and an additional 76,500 shares at a total cost of $1,932,000 in private transactions. In April 1999, the Board of Directors extended the stock repurchase program to cover the repurchase of 500,000 additional shares of Common Stock. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions.


12. EARNINGS PER SHARE

The following table sets forth the computation of net earnings per share and diluted net earnings per share:


                                                                                     1999               1998              1997
                                                                                  -----------       -----------       -----------
Numerator:
  Net earnings. . . . . . . . . . . . . . . . . . . . . . . . .                   $11,058,282       $ 9,804,519       $ 9,068,468
                                                                                  ===========       ===========       ===========
Denominator:
  Basic weighted average shares . . . . . . . . . . . . . . . .                     4,292,230         4,663,687         4,763,387
  Effective of dilutive securities:
    Employee stock options. . . . . . . . . . . . . . . . . . .                        46,357            67,388            61,663
                                                                                  -----------       -----------       -----------
  Diluted weighted average shares . . . . . . . . . . . . . . .                     4,338,587         4,731,075         4,825,050
                                                                                  ===========       ===========       ===========

Basic earnings per share. . . . . . . . . . . . . . . . . . . .                         $2.58             $2.10             $1.90
                                                                                        =====             =====             =====
Diluted earnings per share. . . . . . . . . . . . . . . . . . .                         $2.55             $2.07             $1.88
                                                                                        =====            ======             =====

13. SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed nationwide through more than 8,000 shoe, clothing and department stores. All sales are to unaffiliated customers in North America. Sales to the Company's largest customer, Brown Shoe Group, were 12% of total sales for 1999, 10% of total sales for 1998 and 13% of total sales for 1997. There are no other individually significant customers.

In the retail division, the Company currently operates 11 company-owned stores in principal cities in the United States. The decrease in retail sales in recent years is a result of closing company-operated stores. Although no stores were closed in 1999, two were closed in 1998 and four were closed in 1997. These stores were closed primarily due to unprofitable operations or unattractive lease renewal terms. Management intends to continue to closely monitor retail operations and may close other retail units in the future if they are deemed unprofitable. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company's brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. Intersegment transactions are accounted for at cost. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 1999, 1998 and 1997 are as follows:


                                                   Wholesale
1999                                              Distribution              Retail                     Total
----                                             -------------           ----------                ------------
Net Sales                                        $126,630,000            $6,868,000                $133,498,000
Depreciation and amortization                       1,103,000               139,000                   1,242,000
Earnings from operations                           14,724,000               499,000                  15,223,000
Total assets                                       93,865,000             2,054,000                  95,919,000
Capital expenditures                                4,429,000                 2,000                   4,431,000

1998
----
Net Sales                                        $120,255,000            $6,819,000                $127,074,000
Depreciation and amortization                         420,000               206,000                     626,000
Earnings from operations                           13,703,000                98,000                  13,801,000
Total assets                                       90,506,000             2,276,000                  92,782,000
Capital expenditures                               12,115,000                 1,000                  12,116,000

1997
----
Net Sales                                        $118,606,000            $8,423,000                $127,029,000
Depreciation and amortization                         570,000               251,000                     821,000
Earnings from operations                           12,318,000               328,000                  12,646,000
Total assets                                       79,454,000             2,750,000                  82,204,000
Capital expenditures                                  548,000                 6,000                     554,000

Net sales above exclude intersegment sales, which are not material.

14. STOCK BASED COMPENSATION PLANS

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

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:


                                                                            1999            1998            1997
                                                                      --------------   -------------   --------------
         Net Earnings
           As Reported . . . . . . . . . . . . . . .                  $   11,058,282   $   9,804,519   $   9,068,468
           Pro Forma  . . . . . . . . . . . . . . . .                 $   10,697,021   $   9,404,665   $   8,706,923
         Basic Earnings Per Share
           As Reported  . . . . . . . . . . . . . . .                 $         2.58   $        2.10   $        1.90
           Pro Forma  . . . . . . . . . . . . .                       $         2.49   $        2.02
                                                                                                       $        1.83
         Diluted Earnings Per Share
           As reported  . . . . . . . . . . . . . . .                 $         2.55   $        2.07   $        1.88
           Proforma  . . . . . . . . . . . . . . . . .                $         2.47   $        1.99   $        1.80


Because the Statement No. 123 method of accounting has not been applied to options prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:


                                               1999                    1998                     1997
                                         --------------------  ----------------------  -----------------------
                                                    Wtd. Avg.               Wtd.Avg.                 Wtd. Avg.
                                         Shares     Ex. Price    Shares     Ex. Price     Shares     Ex. Price
                                         -------    ---------   --------    ---------    -------     ---------
  Outstanding at beginning of year       352,500    $   17.17    329,000    $ 14.62      302,700     $  12.26
  Granted                                 71,250        22.14     69,000      25.53       68,000        22.40
  Exercised                              (49,500)       11.59    (45,500)     11.37      (41,700)       10.19
                                        --------    ---------   --------    -------     --------      -------
  Outstanding at end of year             374,250        18.85    352,500      17.17      329,000      $ 14.62
  Exercisable at end of year             292,146        17.72    283,500      15.13      261,000      $ 12.59
  Weighted average fair market
     value of options granted           $   7.78                $   9.02                $   8.28

The range of exercise prices for the 374,250 options outstanding at December 31, 1999 is $13.08 to $27.64. The weighted average remaining contractual life for these shares is 6 years as of December 31, 1999.

At December 31, 1999, 391,750 shares of stock have been reserved for future issuance under the plans.

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:


                                                                                1999          1998         1997
                                                                             -----------   ----------   ----------
         Risk-free interest rate. . . . . . . . . . . . . . . . . . . . .      6.60%         4.70%         5.70%
         Expected dividend yields . . . . . . . . . . . . . . . . . . . .      1.75%         1.40%         1.40%
         Expected remaining life. . . . . . . . . . . . . . . . . . . . .      8.2 yrs.     8.3 yrs.      8.2 yrs.
         Expected volatility. . . . . . . . . . . . . . . . . . . . . . .      23.0%         27.0%         28.0%

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                                            ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 17, 2000

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

DIRECTORS

Thomas W. Florsheim
  Chairman

Thomas W. Florsheim, Jr.
  President and Chief Executive Officer

John W. Florsheim
  Executive Vice President and Chief Operating Officer

Virgis W. Colbert
  Executive Vice President
  Miller Brewing Company

Robert Feitler
  Chairman, Executive Committee

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

David N. Couper
  Vice President

James F. Gorman
  Vice President

Peter S. Grossman
  Vice President

John F. Wittkowske
  Vice President - Finance and Secretary

SUPPLEMENTAL INFORMATION

ANNUAL MEETING

Shareholders are invited to attend Weyco Group, Inc.'s 2000 Annual Meeting at 10:00 a.m. on April 25, 2000, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.


STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


COMPANY HEADQUARTERS

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI  53217
414-908-1600


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