Form 10-K405, Exhibit 13
period 2000-12-31
WEYCO GROUP INC
filed 2001-03-23
CIK 106532

                                                                      EXHIBIT 13



TO OUR SHAREHOLDERS:

Two thousand was another record year for Weyco Group, Inc. Both our sales and operating earnings reached record levels. At the same time, 2000 was a year of significant brand development and expansion, which set the stage for our future growth.


Sales increased 11% to $148.2 million. Net earnings were $10.6 million, up slightly from the prior year, after adjusting 1999 for a one-time gain of $496,000, or $0.11 per share. Our diluted earnings per share were $2.59, up 6% from 1999, after adjusting for the one-time gain. Net earnings growth did not match sales growth due to an increase in our sales and marketing costs in 2000. We believe such investments in our future will prove profitable in years to come.



WHOLESALE SALES GROWTH

Our wholesale sales growth was strong across all brands. Our Stacy Adams, Nunn Bush and Brass Boot sales were up 19%, 7% and 61%, respectively. These overall percentage increases reflect the strength of our brands in a challenging slow growth market. The growth in Stacy Adams and Nunn Bush sales was driven by the success of our two brand extensions, SAO by Stacy Adams and Nunn Bush NXXT.


Brass Boot's growth is the result of management's efforts over the past several years to relaunch the brand by expanding the line and increasing distribution. Brass Boot is our premium fashion brand focusing on consumers who are looking for European fashion in the $100 - $140 price range. The line also broadens the scope of distribution for Weyco Group overall, as Brass Boot has increased the Company's market share in better department and specialty stores.



BRAND EXTENSIONS GROWING

Both our SAO and Nunn Bush NXXT brand extensions have experienced strong growth since their inception in late 1998.


SAO brings the quality and value of the Stacy Adams brand, a leading fashion dress line, to the casual market. Today SAO is recognized as one of the leaders in streetwear casual. In fact, the popularity of SAO has found its way across the ocean. After a successful European test market, we announced an agreement with Urban Trends Sports BV, based in the Netherlands, to distribute SAO footwear in the European community. This is a significant expansion for the SAO brand.


Our Nunn Bush NXXT line is a contemporary footwear offering that vies for younger, fashion-conscious consumers. In men's footwear, the contemporary market is a key area of growth. The introduction of Nunn Bush NXXT and its subsequent rapid growth has enabled Nunn Bush to be an important player in this market and enhanced the relevance of the brand to a younger consumer base. We believe our success here indicates our strength in targeting markets that are becoming increasingly segmented.

These brands have been extremely well received by both customers and consumers and we are excited about their future potential.



LICENSING VERY SUCCESSFUL

We are continuing to leverage the strength of the Stacy Adams brand through a variety of licensing agreements. This process began in 1998, and we are expanding it further to develop the sophisticated, urban style of the Stacy Adams image. Today, the Stacy Adams label is found on a range of apparel and accessories from socks, ties, dress shirts, suits and hats to belts and wallets. We are encouraged by the strong retail performance of these different products and believe that Stacy Adams is evolving from a footwear resource to more of a lifestyle brand.



INVESTMENTS BUILD BRANDS

Although the investments in building our brands during 2000 increased our marketing costs, we are confident that this strategic investment will provide future growth as brand strength is a key element of merchandising today. With the success of our brand extensions, licensing efforts, and the relaunch of Brass Boot we believe that we have a unique opportunity to increase our share of the men's footwear market.


Marketing efforts this year concentrated on ads in key trade publications, targeted ads in consumer magazines and network cable television advertising that will air in the spring of 2001. The television campaign is focused on Stacy Adams with the goal of heightening the awareness of the brand's extension into various apparel categories.

DISTRIBUTION CENTER IMPROVES SERVICE

On the operations side of the business, we have made substantial gains in productivity and improved the effectiveness of our consolidated warehouse and distribution facility, which was fully operational for the entire year. Typically containing over one million pairs of shoes under its roof, the facility is equipped with state-of-the-art sorting and conveyor systems and a computerized warehouse management system. Our warehousing and distribution capabilities allow us to provide custom services that help customers make merchandise ready for the retail floor. For example, we seamlessly integrated a labeling station in our order filling and shipping process to save our customers time and money. To keep up with today's "just in time" pace, it is absolutely necessary to meet customer delivery requirements. This facility is the heart of our fast, customer-responsive system that enables us to meet, and even to exceed, our customers' expectations. Even as the efficiency of our facility helped increase our profits this year, we believe that in 2001 we will see the full impact of the improvements in warehouse operations. We are continually striving to perfect procedures and systems of operation.



GROWTH POTENTIAL

Because all of our sales growth came from our wholesale division, we anticipate that we will continue to see expansion in this market. We are focused on being wholesalers of well-recognized brands of moderate to upper-moderate men's footwear. We provide superior value and react to the marketplace in terms of style and customer response. Though a small part of our business today, our retail operation keeps us in step with the latest merchandising and style trends. Our European distribution agreement for the SAO brand is a small start in international expansion, but we feel it has great potential.



Looking ahead, we have a strong backlog across all brands. Our state-of-the-art distribution operation gives us tremendous flexibility. Our investments in building our brands have made them more popular than ever.


During the year we continued our program to repurchase our shares at prices that we do not believe reflect our true value. Purchases have been made in the open market and in private transactions. In the past three years, the company has repurchased 982,000 shares of its common stock.



We believe that we are well-positioned for continued steady growth and improved profitability as the footwear market rebounds. We appreciate the support of our shareholders as we continue to build our future.


Thomas W. Florsheim, Jr.
President and Chief Executive Officer




John Florsheim
Executive Vice President and Chief Operating Officer

SELECTED FINANCIAL DATA


                                                                                 Years Ended December 31
                                                  ----------------------------------------------------------------------------------
                                                     2000               1999              1998             1997            1996
                                                  ------------      ------------      ------------     ------------    -------------

Net sales . . . . . . . . . . . . . . . . . .     $148,155,000      $132,905,000      $126,576,000     $126,409,000    $128,858,000
Net earnings . . . . . . . . . . . . .  . . .     $ 10,622,000       $11,058,000        $9,805,000       $9,068,000      $8,072,000
Diluted earnings per share  . . . . . . . . .            $2.59             $2.55             $2.07            $1.88           $1.65
Weighted average diluted shares
 outstanding  . . . . . . . . . . . . . . . .        4,108,234         4,338,587         4,731,075        4,825,050       4,886,188
Cash dividends per share  . . . . . . . . . .             $.43              $.39              $.35             $.31            $.29
Total assets . . . . . . . . . . . . . . . . .     $91,943,000       $95,919,000       $92,782,000    $  82,204,000    $ 73,077,000


Note: Earnings per share and weighted average shares shown above for 1997 and 1996 have been restated to reflect dilution in accordance with Statement of Accounting Standards No. 128. See Notes 1 and 12 to the Consolidated Financial Statements. They have also been retroactively restated for a 200% stock dividend declared in 1997.

         Net sales shown above for 1999 and previous years have been restated to reflect the current year adoption of the Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" and the tentative conclusions of EITF Issue 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." See Note 1 to the Consolidated Financial Statements.


COMMON STOCK DATA



                                                                2000                              1999
                                                     ---------------------------     -----------------------------

                                                       Price Range       Cash         Price Range        Cash
                                                       -----------     Dividends      -----------      Dividends
Quarter:                                               High   Low      Declared       High    Low      Declared
--------                                             ---------------------------     -----------------------------

First   . . . . . . . . . . . . . . . . . . . . . .  $25.63  $22.50      $.10        $25.31  $24.00     $.09
Second  . . . . . . . . . . . . . . . . . . . . . .   25.63   23.00       .11         24.29   23.08      .10
Third . . . . . . . . . . . . . . . . . . . . . . .   26.63   25.00       .11         24.19   21.75      .10
Fourth  . . . . . . . . . . . . . . . . . . . . . .   26.62   23.88       .11         26.00   23.38      .10
                                                                          ---                           ----
                                                                         $.43                           $.39
                                                                         ====                           ====


There are 339 holders of record of the Company's common stock and 142 holders of record of the Company's Class B common stock as of March 5, 2001.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 11 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and marketable securities which aggregated $25,874,000 at December 31, 2000, and $26,377,000 at December 31, 1999. During 2000, operations provided the main source of cash, while the repurchase of Company stock and the reduction of short-term borrowings were the primary uses of cash. The Company maintains $22,500,000 in lines of credit, $15,000,000 of which is used to back the issuance of commercial paper.

The Company's capital expenditures were $1,204,000, $4,431,000 and $12,116,000 in 2000, 1999 and 1998, respectively. Capital expenditures in 1999 and 2000 were primarily related to the construction of the Company's new corporate office and distribution center. The Company issued commercial paper with 30 to 90 day maturities to finance the construction project. Short-term borrowings under this arrangement were $5,207,000 at December 31, 2000 and $8,800,000 at December 31, 1999. The Company completed its move to the new facility in the third quarter of 1999. The total cost of the facility, including machinery and equipment, was approximately $15,000,000.

In the past several years, the Company has repurchased shares of its Common and Class B Common Stock. In April 1998, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares or approximately 10% of its common stock in open market transactions at prevailing prices. During 1998, the Company purchased 320,000 shares at a total cost of $8,484,000 under the program, and an additional 76,500 shares at a total cost of $1,932,000 in private transactions. In April 1999, the Board of Directors extended the stock repurchase program to repurchase up to an additional 500,000 shares of Common Stock. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions, and in 2000 the Company purchased 187,500 shares at a total cost of $4,575,000, and 85,600 shares at a total cost of $2,211,000 in private transactions.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.

RESULTS OF OPERATIONS

2000 vs. 1999

Net sales in 2000 were $148,155,000 compared with $132,905,000 in 1999. The 11%
increase in overall net sales is the result of an increase in wholesale net sales from $126,037,000 in 1999 to $141,967,000 in 2000, and a decrease in retail net sales from $6,868,000 in 1999 to $6,188,000 in 2000. The increase in wholesale net sales was primarily the result of the success of the new SAO by Stacy Adams and Nunn Bush NXXT brand extensions that were launched in late 1998. Pairs shipped in 2000 increased 17%. The net sales increase of 11% as compared with the 17% increase in pairs shipped reflects a reduction in the average price per pair due to a change in product mix. Same-store retail net sales decreased 4% between 1999 and 2000 and two retail stores were closed during 2000.

Overall gross earnings as a percent of net sales was 28.0% for 1999 and 27.4% for 2000. Wholesale gross earnings as a percent of net sales was 26.7% for 1999 and 26.3% for 2000. The decrease in wholesale gross earnings as a percent of net sales is primarily the result of unfavorable manufacturing variances in 2000 due to lower utilization this year of the Beaver Dam, Wisconsin manufacturing plant. Retail gross earnings as a percent of retail net sales was consistent between 1999 and 2000 at 51%.

Overall selling and administrative expenses as a percent of net sales was 16.5% in 1999 and 16.6% in 2000. This reflects a slight increase in wholesale selling and administrative expenses as a percent of wholesale net sales from 15.0% in 1999 to 15.3% in 2000. The primary reason for the increase in selling and administrative expenses in 2000 is due to increased marketing and advertising costs. Retail selling and administrative expenses as a percent of net sales increased from 43.8% in 1999 to 46.1% in 2000.

Interest income decreased from $1,370,000 in 1999 to $1,106,000 in 2000 due to a decrease in the average balance of marketable securities outstanding between 1999 and 2000.

Interest expense relates to short-term issuances of commercial paper and short-term advances. The increase in interest expense from $539,000 in 1999 to $622,000 in 2000 reflects the increase in average short-term borrowing rates between years.

Other income and expense in 1999 includes $800,000 from the gain on the sales of the Company's former warehouse facilities.

The provision for income taxes was at an effective rate of 35.5% in 2000 vs. 34.8% in 1999.

Net earnings for 2000 are $10,622,000, a decrease of 4% compared to 1999 net earnings of $11,058,000. Included in 1999 net earnings is $496,000 from the gain on the sales of the warehouse facilities. Excluding this gain, 1999 net earnings are $10,562,000 or 8% of 1999 net sales, compared to 2000 net earnings of $10,622,000 or 7% of 2000 net sales. The decrease in net earnings as a percent of net sales in 2000 is primarily the result of unfavorable manufacturing variances and increased marketing expenses that were incurred in 2000 to promote brands.

1999 vs. 1998

Net sales in 1999 were $132,905,000 compared with $126,576,000 in 1998. The 5%
increase in overall net sales is the result of an increase in wholesale net sales from $119,757,000 in 1998 to $126,037,000 in 1999, and an increase in retail net sales from $6,819,000 in 1998 to $6,868,000 in 1999. The increase in wholesale net sales is due to an increase of 8% in units shipped, offset by a slight reduction in average price per pair resulting from a change in the mix of product sold. Same-store retail net sales increased 11% between 1998 and 1999. The increase in wholesale net sales was driven primarily by the Stacy Adams division, whose performance was helped by strong first-year consumer acceptance of the "SAO by Stacy Adams" casual line, which was introduced in late 1998, as well as solid growth in the Stacy Adams dress shoe business.

Overall gross earnings as a percent of net sales was 28% for 1998 and 1999. Wholesale gross earnings as a percent of net sales was similarly consistent at 27% for 1998 and 1999. Retail gross earnings as a percent of retail net sales was also consistent between 1998 and 1999 at 50% and 51%, respectively.

Overall selling and administrative expenses as a percent of net sales decreased from 17.2% in 1998 to 16.5% in 1999. This reflects the slight decrease in wholesale selling and administrative expenses as a percent of wholesale net sales, which was 15.4% for 1998 compared to 15.0% for 1999. Retail selling and administrative expenses as a percent of net sales decreased from 49% in 1998 to 44% in 1999.

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

The provision for income taxes was at an effective rate of 34.8% in 1999 vs. 35.7% in 1998.

Net earnings for 1999 were $11,058,000, an increase of 13% over 1998 net earnings of $9,805,000. Included in 1999 net earnings is $496,000 from the gain on the sales of the warehouse facilities. Excluding the gain from the sales, net earnings were $10,562,000, an increase of 8% over the prior year.

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

In recent years, management has focused on the wholesale portion of the business, and has closed the less profitable retail units upon the expiration of their leases. Management intends to continue to evaluate the remaining 9 retail units from a profitability standpoint, and may close more retail stores in the future if they are deemed unprofitable.

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

At December 31, 2000, the Company has forward exchange contracts outstanding to purchase 3.5 billion lira at a total price of $1,657,000 and forward exchange contracts outstanding to sell 1,100,000 Canadian dollars at a total price of $748,000. Based on December 31, 2000 exchange rates, the deferred gain on these contracts is $53,600. All contracts expire in less than one year. Assuming a 10% appreciation in the U. S. dollar at December 31, 2000, there would be a deferred loss on forward exchange contracts of $34,000.

Interest Rates

The Company is exposed to interest rate fluctuations on its borrowings. During 2000, the Company issued fixed rate commercial paper with maturities of 30 to 90 days and took back-up advances on its revolving line of credit at times when the commercial paper was not sold. As of December 31, 2000, a $4,200,000 advance was outstanding at an overnight rate of 6.7%, as well as $1,007,000 of commercial paper at an average interest rate of 6.75%. Total related interest expense for 2000 was $622,000. Assuming a 10% appreciation in the Company's weighted average interest rate on short-term borrowings, interest expense would increase by $58,000.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2000, 1999 and 1998




                                                                           2000               1999              1998
                                                                       ------------       ------------      ------------


NET SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $148,155,044       $132,904,841      $126,576,320
COST OF SALES . . . . . . . . . . . . . . . . . . . . . . . . . . .     107,597,357         95,737,375        90,961,465
                                                                       ------------       ------------      ------------
       Gross earnings . . . . . . . . . . . . . . . . . . . . . . .      40,557,687         37,167,466        35,614,855

SELLING AND ADMINISTRATIVE EXPENSES . . . . . . . . . . . . . . . .      24,585,638         21,944,150        21,813,568
                                                                       ------------       ------------      ------------
       Earnings from operations . . . . . . . . . . . . . . . . . .      15,972,049         15,223,316        13,801,287

INTEREST  INCOME. . . . . . . . . . . . . . . . . . . . . . . . . .       1,106,211          1,369,965         1,786,402
INTEREST EXPENSE. . . . . . . . . . . . . . . . . . . . . . . . . .        (626,956)          (539,244)         (367,542)

OTHER INCOME AND EXPENSE, net . . . . . . . . . . . . . . . . . . .          21,029            904,245            34,372
                                                                       ------------       ------------      ------------
       Earnings before provision for income taxes . . . . . . . . .      16,472,333         16,958,282        15,254,519

PROVISION FOR INCOME TAXES  . . . . . . . . . . . . . . . . . . . .       5,850,000          5,900,000         5,450,000
                                                                       ------------       ------------      ------------
       Net earnings . . . . . . . . . . . . . . . . . . . . . . . .    $ 10,622,333       $ 11,058,282      $  9,804,519
                                                                       ============       ============      ============
BASIC EARNINGS PER SHARE. . . . . . . . . . . . . . . . . . . . . .           $2.61              $2.58             $2.10
                                                                              =====              =====             =====
DILUTED EARNINGS PER SHARE. . . . . . . . . . . . . . . . . . . . .           $2.59              $2.55             $2.07
                                                                              =====              =====             =====




The accompanying notes to consolidated financial statements are an integral part of these statements.





CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
                                                                                           2000                 1999
                                                                                        -----------          ----------

ASSETS
CURRENT ASSETS:
    Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . .        $3,519,190           $3,843,915
    Marketable securities, at amortized cost . . . . . . . . . . . . . . . . . .         7,690,551            4,860,576
    Accounts receivable, less reserves of $2,799,000 and
       $2,785,000, respectively  . . . . . . . . . . . . . . . . . . . . . . . .        23,864,339           21,903,407
    Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        13,713,216           19,539,731
    Deferred income tax benefits . . . . . . . . . . . . . . . . . . . . . . . .         2,697,000            2,880,000
    Prepaid expenses and other current assets. . . . . . . . . . . . . . . . . .           185,342               65,537
                                                                                       -----------          -----------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .        51,669,638           53,093,166
MARKETABLE SECURITIES, at amortized cost . . . . . . . . . . . . . . . . . . . .        14,664,474           17,672,907
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,336,800            8,559,332
PLANT AND EQUIPMENT, net . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16,272,197           16,593,776
                                                                                       -----------          -----------
                                                                                       $91,943,109          $95,919,181
                                                                                       ===========          ===========



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


                                                                                            2000           1999
                                                                                      -------------   -------------

LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
    Short-term borrowings. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 5,206,948     $ 8,800,000
    Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,955,873       9,403,897
    Dividend payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           445,836         421,277
    Accrued liabilities --
        Wages, salaries and commissions. . . . . . . . . . . . . . . . . . . . .         3,404,393       3,330,647
        Taxes other than income taxes. . . . . . . . . . . . . . . . . . . . . .           364,248         296,311
        Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,874,750       2,795,927
    Accrued income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .           505,792       1,204,621
                                                                                       -----------     -----------
        Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . .        17,757,840      26,252,680
                                                                                       -----------     -----------
DEFERRED INCOME TAX LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . .         2,840,000       1,916,000
SHAREHOLDERS' INVESTMENT:
    Common Stock, $1.00 par value, authorized 4,000,000 shares, issued and
        outstanding 3,053,895 shares in 2000 and 3,215,443 shares in 1999  . . .         3,053,895       3,215,443
    Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 918,955 shares in 2000 and
        945,543 shares in 1999 . . . . . . . . . . . . . . . . . . . . . . . . .           918,955         945,543
    Capital in excess of par value . . . . . . . . . . . . . . . . . . . . . . .         3,780,797       3,076,392
    Reinvested earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        63,591,622      60,513,123
                                                                                       -----------     -----------
         Total shareholders' investment. . . . . . . . . . . . . . . . . . . . .        71,345,269      67,750,501
                                                                                       -----------     -----------
                                                                                       $91,943,109     $95,919,181
                                                                                       ===========     ===========

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 2000, 1999 and 1998


                                                                                  Class B          Capital
                                                               Common             Common         in Excess of         Reinvested
                                                                Stock              Stock           Par Value           Earnings
                                                           ------------       ------------       ------------       ------------
Balance, December 31, 1997 ..........................         3,809,171            965,754          2,086,054         59,816,427
  Add (Deduct) --
    Net earnings ....................................                --                 --                 --          9,804,519
    Cash dividends declared ($.35 per share) ........                --                 --                 --         (1,635,609)
    Conversions of Class B Common Stock to
      Common Stock ..................................             5,187             (5,187)                --                 --
    Stock options exercised .........................            45,500                 --            471,926                 --
    Income tax benefit from
      stock options exercised .......................                --                 --            200,710                 --
    Shares purchased and retired ....................          (390,500)            (6,000)          (143,395)        (9,876,680)
                                                           ------------       ------------       ------------       ------------
Balance, December 31, 1998 ..........................         3,469,358            954,567          2,615,295         58,108,657
  Add (Deduct) --
    Net earnings ....................................                --                 --                 --         11,058,282
    Cash dividends declared ($.39 per share) ........                --                 --                 --         (1,670,872)
    Conversions of Class B Common Stock to
      Common Stock ..................................             9,024             (9,024)                --                 --
    Stock options exercised .........................            49,500                 --            524,125                 --
    Income tax benefit from stock
      options exercised .............................                --                 --            200,485                 --
    Shares purchased and retired ....................          (312,439)                --           (263,513)        (6,982,944)
                                                           ------------       ------------       ------------       ------------
Balance, December 31, 1999 ..........................         3,215,443            945,543          3,076,392         60,513,123
  Add (Deduct) --
    Net earnings ....................................                --                 --                 --         10,622,333
    Cash dividends declared ($.43 per share) ........                --                 --                 --         (1,755,896)
    Conversions of Class B Common Stock to
      Common Stock ..................................            26,588            (26,588)                --                 --
    Stock options exercised .........................            85,000                 --          1,045,415                 --
    Income tax benefit from stock
      options exercised .............................                --                 --            384,209                 --
    Shares purchased and retired ....................          (273,136)                --           (725,219)        (5,787,938)
                                                           ------------       ------------       ------------       ------------
Balance, December 31, 2000 ..........................      $  3,053,895       $    918,955       $  3,780,797       $ 63,591,622
                                                           ============       ============       ============       ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2000, 1999 and 1998


                                                                          2000                1999                1998
                                                                     ------------        ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings ..................................................    $ 10,622,333        $ 11,058,282        $  9,804,519
  Adjustments to reconcile net earnings to net cash
  provided by operating activities --
    Depreciation ................................................       1,489,511           1,241,958             626,324
    Deferred income taxes .......................................       1,110,000           1,332,000             133,000
    Deferred compensation .......................................         161,041             150,504             140,664
    Pension income ..............................................        (318,385)           (438,422)           (401,508)
    Loss (gain) on retirement of assets .........................           6,677            (854,025)                949
    Increase in cash surrender value of life insurance ..........        (417,791)           (320,219)           (456,873)
    Changes in operating assets and liabilities --
      Accounts receivable .......................................      (1,960,932)         (2,305,428)         (1,925,803)
      Inventories ...............................................       5,826,515          (7,753,401)           (624,877)
      Prepaids and other current assets .........................        (119,805)            (65,537)             37,447
      Accounts payable ..........................................      (3,448,024)          2,014,217           1,114,117
      Accrued liabilities .......................................        (983,096)         (1,401,796)            442,447
      Accrued income taxes ......................................        (317,620)             (1,584)            672,375
                                                                     ------------        ------------        ------------
        Net cash provided by operating activities ...............      11,650,424           2,656,549           9,562,781
                                                                     ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities .............................      (5,565,951)         (1,962,456)        (10,141,119)
  Proceeds from sales of marketable securities ..................       5,745,678          11,448,839          15,604,075
  Purchase of plant and equipment ...............................      (1,204,363)         (4,431,437)        (12,115,713)
  Proceeds from sales of plant and equipment ....................          29,754           1,250,938                  --
                                                                     ------------        ------------        ------------
        Net cash (used for) provided by investing activities ....        (994,882)          6,305,884          (6,652,757)
                                                                     ------------        ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends paid ...........................................      (1,731,337)         (1,652,693)         (1,614,460)
  Shares purchased and retired ..................................      (6,786,293)         (7,558,896)        (10,416,575)
  Proceeds from stock options exercised .........................       1,130,415             573,625             517,422
  Short-term borrowings .........................................      (3,593,052)           (721,545)          9,521,545
                                                                     ------------        ------------        ------------
        Net cash used for financing activities ..................     (10,980,267)         (9,359,509)         (1,992,068)
                                                                     ------------        ------------        ------------
  Net (decrease) increase in cash and cash equivalents ..........        (324,725)           (397,076)            917,956

CASH AND CASH EQUIVALENTS, at beginning of year .................    $  3,843,915        $  4,240,991        $  3,323,035
                                                                     ------------        ------------        ------------

CASH AND CASH EQUIVALENTS, at end of year .......................    $  3,519,190        $  3,843,915        $  4,240,991
                                                                     ============        ============        ============

SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid .............................................    $  4,699,673        $  4,675,062        $  4,516,938
  Interest paid .................................................    $    633,089        $    576,527        $    330,259


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998

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

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Company in the fourth quarter of 2000. The adoption of SAB 101 did not have an impact to the Company's financial position or results of operations.

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

Financial Instruments - The Company has entered into forward exchange contracts for the purpose of hedging firmly committed inventory purchases with outside vendors. The Company accounts for these contracts under the deferral method. Accordingly, gains and losses are recorded in inventory when the inventory is purchased. At December 31, 2000, the Company has financial contracts outstanding to purchase 3.5 billion lira at a total price of $1,657,000. Based upon current exchange rates, the deferred gain on these contracts at December 31, 2000 is $36,800.

The Company has also entered into forward exchange contracts for the purpose of hedging cash flows related to receivables denominated in Canadian dollars. At December 31, 2000 the Company has forward exchange contracts outstanding to sell 1,100,000 Canadian dollars for $748,000. The corresponding deferred gain on these contracts is $16,800.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended, requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted this standard on January 1, 2001. The adoption of this standard did not have a material effect on the Company's balance sheet or statement of earnings.

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

Shipping and Handling Fees - In July 2000 the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues shipping and handling fees billed to customers. Previously, shipping revenues and shipping expenses were included in selling and administrative expenses in the Consolidated Statements of Earnings. All periods presented have been reclassified to conform with the current year presentation. The adoption of this statement increased net sales and selling and administrative expenses by $1,033,000, $891,000 and $829,000 for 2000, 1999 and 1998, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $4,826,000, $3,588,000 and $3,356,000 in 2000, 1999 and 1998,
respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are a reduction of net sales.

Co-op Advertising Expenses - In 2000 the Company included co-op advertising expenses as a reduction of net sales in the Consolidated Statements of Earnings. Previously co-op advertising expenses were included in selling and administrative expenses. All periods presented have been reclassified to conform with the current year presentation. This reclassification reduced net sales and selling and administrative expenses by $1,842,000, $1,484,000 and $1,327,000 for 2000, 1999 and 1998, respectively. This classification is consistent with the tentative conclusions of EITF Issue 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer", relating to co-op advertising expenses.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value of marketable securities is estimated based upon quoted market rates. See Note 3.

3.  INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 2000 and 1999 are as follows:

                                                            2000                        1999
                                                -------------------------      -------------------------
                                                 Amortized        Market        Amortized       Market
                                                   Cost           Value           Cost          Value
                                                -----------   -----------      -----------   -----------
Municipality and revenue bonds:
  Current                                         $ 7,690,551   $ 7,701,968   $ 4,860,576   $ 4,872,549
  Due from one through five years                  10,581,239    10,661,636    13,175,508    13,111,963
  Due from five through ten years                   3,548,313     3,613,666     3,250,104     3,146,672
  Due from ten through twenty years                   430,427       428,336       987,147     1,000,375
  Due from twenty through thirty years                104,495       104,940       260,148       260,560
                                                  -----------   -----------   -----------   -----------
       Total                                      $22,355,025   $22,510,546   $22,533,483   $22,392,119
                                                  ===========   ===========   ===========   ===========

The unrealized gains and losses on investment securities at December 31 are:

                                                   2000                             1999                          1998
                                        ---------------------------      ---------------------------    ---------------------------
                                        Unrealized      Unrealized       Unrealized       Unrealized    Unrealized     Unrealized
                                          Gains           Losses           Gains            Losses        Gains          Losses
                                        -----------     -----------      -----------     -----------    -----------     -----------
Municipality and
  revenue bonds. . . . . . . . . .       $167,282        $11,761          $58,722         $200,086       $571,242         $885



4.  INVENTORIES

At December 31, 2000 and 1999, inventories consist of:

                                                              2000                     1999
                                                        ---------------          ---------------
Finished shoes                                            $13,406,933               $19,026,531
Shoes in process                                              165,918                   380,957
Raw materials                                                 140,365                   132,243
                                                          -----------               -----------
     Total inventories                                    $13,713,216               $19,539,731

The excess of current cost over LIFO cost of inventories as of December 31, 2000 and 1999 was $16,740,000 and $16,801,000, respectively. The LIFO decrement in 2000 did not have a material impact on the Company's results of operations.

                                  - REVISED -




5. PLANT AND EQUIPMENT

At December 31, 2000 and 1999, plant and equipment consists of:

                                                          2000                     1999
                                                      -------------            -------------
    Land                                              $     519,854            $     519,854
    Buildings                                             9,520,385                9,451,300
    Machinery and equipment                              10,470,059                9,518,162
    Retail fixtures and leasehold improvements            1,616,059                1,722,361
    Construction in progress                                133,217                  256,602
                                                      -------------            -------------
        Plant and equipment                             $22,259,574              $21,468,279
    Less: accumulated depreciation                        5,987,377                4,874,503
                                                      -------------            -------------
        Plant and equipment, net                        $16,272,197              $16,593,776
                                                      =============            =============

6.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT

Since 1998, the Company has issued commercial paper with 30 to 90 day maturities to finance the construction of the distribution facility. The commercial paper is backed by a three-year $15,000,000 revolving credit agreement, which the Company takes overnight advances on when the bank is unable to sell the commercial paper. At December 31, 2000 there was $1,007,000 of commercial paper outstanding at an average interest rate of 6.75%, and $4,200,000 of advances on the revolving credit agreement at a 6.7% interest rate. At December 31, 1999, there was no commercial paper outstanding, and $8,800,000 of advances on the revolving credit agreement at a 5.2% interest rate. Total interest expense on commercial paper and advances for 2000 was $622,000. Total related interest expense for 1999 was $539,000.

The Company has a short-term line of credit of $7,500,000 with a domestic bank and has banker acceptance loan facilities. There were no borrowings outstanding at December 31, 2000 and 1999 and no bank balances are required in support of these lines of credit.


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

The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2000 and 1999:

CHANGE IN BENEFIT OBLIGATION

                                                                    2000                       1999
                                                                    ----                       ----

Benefit obligation, beginning of year .........               $ 15,782,000                 $ 15,942,000
Service cost ..................................                    352,000                      322,000
Interest cost .................................                  1,275,000                    1,116,000
Actuarial loss (gain) .........................                  1,629,000                     (616,000)
Benefits paid .................................                   (979,000)                    (982,000)
                                                              ------------                 ------------
Benefit obligation, end of year ...............               $ 18,059,000                 $ 15,782,000
                                                              ============                 ============
CHANGE IN PLAN ASSETS

Fair value of plan assets, beginning of year ..               $ 22,002,000                 $ 20,939,000
Actual return on plan assets ..................                    886,000                    2,019,000
Expenses ......................................                    (12,000)                     (12,000)
Contributions .................................                     43,000                       38,000
Benefits paid .................................                   (979,000)                    (982,000)
                                                              ------------                 ------------
Fair value of plan assets, end of year ........               $ 21,940,000                 $ 22,002,000
                                                              ============                 ============

Funded status of plan .........................               $  3,881,000                 $  6,220,000
Unrecognized net actuarial loss (gain) ........                      9,000                   (2,530,000)
Unrecognized prior service cost ...............                    401,000                      381,000
Unrecognized net transition asset .............                   (282,000)                    (422,000)
                                                              ------------                 ------------
Prepaid benefit cost, recorded in Other assets                $  4,009,000                 $  3,649,000
                                                              ============                 ============

Assumptions used in determining the funded status for 2000 and 1999 are:

                                                                             2000                1999
                                                                             ----                ----
                  Discount rate .............................                7.5%                8.0%
                  Rate of compensation increase .............                5.0%                5.0%
                  Long-term rate of return on plan assets....                8.5%                8.5%

The components of net periodic pension cost for the years ended December 31, 2000, 1999 and 1998, are:

                                                                 2000           1999           1998
                                                             ------------------------------------------
Benefits earned during the period ..............             $   352,000    $   340,000    $   341,000
Interest cost on projected benefit obligation ..               1,275,000      1,116,000      1,139,000
Expected return on plan assets .................              (1,823,000)    (1,780,000)    (1,478,000)
Net amortization and deferral ..................                (122,000)      (114,000)      (404,000)
                                                             ------------   ------------   ------------
Net pension income .............................             $  (318,000)   $  (438,000)   $  (402,000)
                                                             ============   ============   ============

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets, and the accrued benefit liability for the pension plan with accumulated benefit obligations in excess of plan assets were $2,937,000, $2,319,000, $0 and $2,808,000, respectively, as of December 31, 2000, and
$2,930,000, $2,747,000, $0 and $2,747,000, respectively, as of December 31,
1999.

The Company also has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 2000, 1999 and 1998 the Company contributed $93,000, $87,000 and $87,000, respectively, to the Plan.

8.  INCOME TAXES

The provision for income taxes includes the following components:

                                                        2000           1999         1998
                                                        ----           ----         ----
Current   -
    Federal ...............                          $3,773,000    $3,645,000    $4,369,000
    State .................                             765,000       846,000       948,000
    Foreign ...............                             202,000        77,000          --
                                                     ----------    ----------    ----------
          Total ...........                           4,740,000     4,568,000     5,317,000
Deferred ..................                           1,110,000     1,332,000       133,000
                                                     ----------    ----------    ----------
         Total provision ..                          $5,850,000    $5,900,000    $5,450,000
                                                     ==========    ==========    ==========
Effective tax rate ........                               35.5%         34.8%         35.7%
                                                          =====         =====         =====

The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of the Federal tax benefit, of 3.2% in 2000, 3.0% in 1999 and 3.9% in 1998, the effect of municipal bond interest of (2.1%) in 2000, (2.6%) in 1999 and (3.8%) in 1998, and other miscellaneous items.

The components of the net deferred tax asset as of December 31, 2000 and 1999, are as follows:

                                                         2000                     1999
                                                         ----                     ----
Deferred tax assets:
    Accounts receivable
      and inventory reserves .....                  $ 1,246,000                 $ 1,219,000
    Deferred compensation ........                      960,000                     897,000
    Depreciation .................                         --                       333,000
    Other ........................                      465,000                     712,000
                                                    -----------                 -----------
                                                      2,671,000                   3,161,000
                                                    -----------                 -----------
Deferred tax liabilities:
    Prepaid pension ..............                   (1,564,000)                 (1,423,000)
    Cash value of life insurance..                     (937,000)                   (774,000)
    Depreciation .................                     (313,000)                       --
                                                    -----------                 -----------
                                                     (2,814,000)                 (2,197,000)
                                                    -----------                 -----------
          Net deferred tax asset                    $  (143,000)                $   964,000
                                                    ===========                 ===========

The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:


                                                           2000                    1999
                                                           ----                    ----
Current deferred income tax benefits ........           $ 2,697,000             $ 2,880,000
Noncurrent deferred income tax liabilities ..            (2,840,000)             (1,916,000)
                                                        -----------             -----------
                                                        $  (143,000)            $   964,000
                                                        ===========             ===========

9.  DEFERRED COMPENSATION

The Company has deferred compensation agreements with one current and one former executive. The Company expensed $161,000 in 2000, $151,000 in 1999, and $141,000 in 1998 in connection with these agreements. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.

10.  OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Some leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount, and other leases provide for rentals based solely on a percentage of sales. Total minimum rents were $724,000 in 2000, $804,000 in 1999 and $908,000 in 1998. Percentage rentals were $39,000 in
2000, $35,000 in 1999 and $0 in 1998.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000, are shown below. Renewal options exist for many long-term leases.

            2001..........................    $  531,000
            2002..........................       336,000
            2003..........................       308,000
            2004..........................       230,000
            2005..........................       205,000
            Thereafter ...................       403,000
                                              ----------
              Total ......................    $2,013,000


11.  SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

In April 1998, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares or approximately 10% of its common stock in open market transactions at prevailing prices. During 1998, the Company purchased 320,000 shares at a total cost of $8,484,000 under the program, and an additional 76,500 shares at a total cost of $1,932,000 in private transactions. In April 1999, the Board of Directors extended the stock repurchase program to cover the repurchase of 500,000 additional shares of Common Stock. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions, and during 2000, the Company purchased 187,500 shares at a total cost of $4,575,000, and 85,600 shares at a total cost of $2,211,000 in private transactions.

12.      EARNINGS PER SHARE

The following table sets forth the computation of net earnings per share and diluted net earnings per share:

                                                                2000           1999          1998
                                                                ----           ----          ----
Numerator:
  Net earnings .................................             $10,622,333   $11,058,282   $9,804,519
                                                             ===========   ===========   ==========

Denominator:
  Basic weighted average shares outstanding ....               4,076,024     4,292,230    4,663,687
  Effect of dilutive securities :
    Employee stock options .....................                  32,210        46,357       67,388
                                                             -----------   -----------   ----------
  Diluted weighted average shares outstanding ..               4,108,234     4,338,587    4,731,075
                                                             ===========   ===========   ==========

Basic earnings per share .......................             $      2.61   $      2.58   $     2.10
                                                             ===========   ===========   ==========
Diluted earnings per share .....................             $      2.59   $      2.55   $     2.07
                                                             ===========   ===========   ==========

Diluted weighted average shares outstanding for 2000 exclude outstanding options to purchase 148,500 shares of common stock at a weighted-average price of $25.64 because they are antidilutive. There were no material antidilutive options outstanding in 1999 or 1998.

13.  SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed nationwide through more than 8,000 shoe, clothing and department stores. All sales are to unaffiliated customers in North America. Sales to the Company's largest customer, Brown Shoe Group, were 10% of total sales for 2000, 12% of total sales for 1999 and 10% of total sales for 1998. There are no other individually significant customers.

In the retail division, the Company currently operates 9 company-owned stores in principal cities in the United States. The decrease in retail sales in recent years is a result of closing company-operated stores. Two stores were closed in 2000, zero in 1999, and two were closed in 1998. These stores were closed primarily due to unprofitable operations or unattractive lease renewal terms. Management intends to continue to closely monitor retail operations and may close other retail units in the future if they are deemed unprofitable. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company's brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 2000, 1999 and 1998 are as follows:


                                                 Wholesale
2000                                             Distribution               Retail                      Total
----                                             ------------               ------                      -----
Net sales                                        $141,967,000           $ 6,188,000                $ 148,155,000
Depreciation and amortization                       1,370,000               120,000                    1,490,000
Earnings from operations                           15,646,000               326,000                   15,972,000
Total assets                                       90,122,000             1,821,000                   91,943,000
Capital expenditures                                  920,000               284,000                    1,204,000

1999
----
Net sales                                        $126,037,000            $6,868,000                $ 132,905,000
Depreciation and amortization                       1,103,000               139,000                    1,242,000
Earnings from operations                           14,724,000               499,000                   15,223,000
Total assets                                       93,865,000             2,054,000                   95,919,000
Capital expenditures                                4,429,000                 2,000                    4,431,000

1998
----
Net sales                                        $119,757,000           $ 6,819,000                $ 126,576,000
Depreciation and amortization                         420,000               206,000                      626,000
Earnings from operations                           13,703,000                98,000                   13,801,000
Total assets                                       90,506,000             2,276,000                   92,782,000
Capital expenditures                               12,115,000                 1,000                   12,116,000


Net sales above exclude intersegment sales, which are not material.

14.  STOCK BASED COMPENSATION PLANS

The Company has three stock option plans: the 1992 Nonqualified Stock Option Plan, the 1996 Nonqualified Stock Option Plan, and the 1997 Stock Option Plan.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:


                                                            2000               1999                1998
                                                            ----               ----                ----
         Net earnings
           As reported...............................    $10,622,333        $11,058,282         $9,804,519
           Pro forma.................................    $10,182,696        $10,697,021         $9,404,665
         Basic earnings per share
           As reported...............................    $      2.61        $      2.58         $     2.10
           Pro forma.................................    $      2.50        $      2.49         $     2.02
         Diluted earnings per share
           As reported...............................    $      2.59        $      2.55         $     2.07
           Pro forma.................................    $      2.48        $      2.47         $     1.99

Because the Statement No. 123 method of accounting has not been applied to options prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:


                                                     2000                      1999                       1998
                                              ----------------------     ----------------------     ----------------------
                                                           Wtd. Avg.                  Wtd. Avg.                  Wtd. Avg.
                                               Shares      Ex. Price     Shares       Ex. Price     Shares       Ex. Price
                                               ------      ---------     ------       ---------     ------       ---------
Outstanding at beginning of year               374,250     $   18.85     352,500      $   17.17     329,000     $   14.62
Granted                                         80,500         25.76      71,250          22.14      69,000         25.53
Exercised                                      (85,000)        13.30     (49,500)         11.59     (45,500)        11.37
Forfeited                                       (1,000)        25.13          --             --          --            --
                                              --------     ---------    --------      ---------   ---------     ---------
Outstanding at end of year                     368,750         21.62     374,250          18.85     352,500         17.17
Exercisable at end of year                     288,250         20.47     292,146          17.72     283,500         15.13
Weighted average fair market
  value of options granted                    $   8.47                  $   7.78                  $    9.02


The range of exercise prices for the 368,750 options outstanding at December 31, 2000 is $13.58 to $28.05. The weighted average remaining contractual life for these shares is eight years as of December 31, 2000.

At December 31, 2000, 312,250 shares of stock have been reserved for future stock option grants under the plans.

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:


                                                                                   2000          1999        1998
                                                                                   ----          ----        ----
         Risk-free interest rate...........................................        5.18%         6.60%       4.70%
         Expected dividend yields..........................................        1.75%         1.75%       1.40%
         Expected remaining life...........................................        8.6 yrs.      8.2 yrs.    8.3 yrs.
         Expected volatility...............................................        24.0%         23.0%       27.0%

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 16, 2001

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

OFFICERS

Thomas W. Florsheim
  Chairman

Thomas W. Florsheim, Jr.
  President and Chief Executive Officer

John W. Florsheim
  Executive Vice President and Chief Operating Officer

David N. Couper
  Vice President

James F. Gorman
  Vice President

Peter S. Grossman
  Vice President

John F. Wittkowske
  Vice President, Chief Financial Officer and Secretary

SUPPLEMENTAL INFORMATION

ANNUAL MEETING

Shareholders are invited to attend Weyco Group, Inc.'s 2001 Annual Meeting at 10:00 a.m. on April 24, 2001, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.


STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


COMPANY HEADQUARTERS

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI  53212
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