Form 10-K405, Exhibit 13
period 2001-12-31
WEYCO GROUP INC
filed 2002-03-25
CIK 106532

                                                                      Exhibit 13




                               2001 ANNUAL REPORT






































                                WEYCO GROUP, INC.

To Our Shareholders:

2001 was a challenging year for the retail industry. The onset of the recession shook consumer confidence and left retailers in an unpredictable environment. While our net sales were negatively affected by the events of the year, we ended the year on a positive note and were able to maintain our profitability. We were able to achieve good profit margins in a down year by reducing costs, but with a continued focus toward investing in our brands and increasing our market share.

Net sales for the year were $131.7 million, down 11% from $148.2 million in 2000. Net earnings were $9.5 million, down 11% from $10.6 million in 2000. Diluted earnings per share were $2.46, down from $2.59 in 2000. Our net earnings results reflect cost reductions obtained this year on inbound freight, as well as savings from efficiencies in our distribution center. These savings, however, were offset by the fixed component of many of our selling and administrative expenses, which do not react to changes in shipping volumes. Overall, we were able to reduce costs in key areas, while forging ahead with our initiatives to build our brands, increase our market share, and provide superior service to our customers.

Our wholesale business performance reflected how retailers reacted to the challenging environment by reducing inventories and making fewer commitments to large future orders. This caused our backlogs to fall, and made inventory forecasting more difficult. Managing our inventory became our number one priority, as we sought to maintain enough inventory to meet our customers' needs while watching our own inventory costs. We believe that inventory management will continue to grow in importance in the future, as our retail customers are likely to continue to emphasize at-once business to reduce their risks in the marketplace.

We believe that we have a strong portfolio of brands in the men's footwear market. Each of our brands, Nunn Bush, Nunn Bush NXXT, Stacy Adams, SAO by Stacy Adams, and Brass Boot, appeal to a different segment of consumers with different styles and at different price-points. Each of our brands performed well in their respective categories in 2001, although all players were subject to the challenging retail environment. Although our overall sales were down, our sell-through performance at retail remained strong, and we believe that we are in a good position in the marketplace as the country emerges from its current recession.

Our licensing activities continued to develop nicely in 2001. Since we began licensing the Stacy Adams name in 1998, we have seen the brand's sophisticated urban style develop clarity in the marketplace. Consumers now encounter the brand name on socks, ties, dress shirts, suits, hats, belts, wallets, and beginning in 2001, sportswear. We believe that we have now emerged from the infancy stage in our licensing activities, and we look forward to the opportunities that lie ahead for promoting and developing the Stacy Adams brand.

To date, royalties from licensing the Stacy Adams name have been reinvested into promoting the brand by communicating that Stacy Adams has evolved into a lifestyle brand with multiple apparel products. Our television advertising campaign was an exciting new endeavor for us this year. The spot was first televised in Spring of 2001, and features the various Stacy Adams apparel products together to solidify for viewers the total Stacy Adams image. We look forward to the opportunity to continue to develop the Stacy Adams image through the various media available, including television, print, and outdoor advertising.

We have now operated in our new distribution facility for over two years. Over this time, we have continuously improved our efficiency and functionality in processing orders. This year, we implemented incentive programs for our distribution center employees and are very pleased with the results. Through these programs, we have attained notable improvements in productivity, which have led to reductions in operating costs. We have also continued to take on additional special processing requests for our customers, and have found that our warehouse management systems provide us the flexibility to be able to meet our customers' requirements. Overall, we believe that our new facility is an invaluable tool that will facilitate our future business success.

During 2001, we have continued our program to repurchase our common stock, as we believe our stock price does not reflect our true value. Purchases have been made in the open market and in private transactions. In the past four years, the Company has purchased 1,224,000 shares of its common stock.

We are excited to announce that on March 3, 2002, the Company signed an asset purchase agreement to purchase Florsheim Group, Inc.'s domestic wholesale business as well as certain retail stores for approximately $44.8 million. Pending are separate agreements for the Company to purchase certain Florsheim foreign subsidiaries for an additional approximately $2.5 million. Concurrently, Florsheim filed for Chapter 11 bankruptcy, and all of these transactions are subject to the approval of the Bankruptcy Court.

We are thrilled by this unique opportunity to add a new complementary brand to our offerings. The Florsheim line will enhance our ability to penetrate the upper-moderate men's footwear market. We believe that this brand will strengthen our position in the marketplace, and will be a good with our current operations. We are also excited about the prospect of developing the potential of the Florsheim brand, which is an important part of the Florsheim family history.

We believe that we are well positioned for sales growth and improved profitability as the footwear market rebounds. We appreciate the support of our shareholders as we continue to build our future.


Thomas W. Florsheim, Jr.                            John W. Florsheim
President and Chief Executive Officer               Executive Vice President and
                                                    Chief Operating Officer

SELECTED FINANCIAL DATA

                                                               Years Ended December 31
                                      ------------------------------------------------------------------------
                                          2001           2000           1999           1998           1997
                                      ------------   ------------   ------------   ------------   ------------
Net sales .........................   $131,693,000   $148,155,000   $132,905,000   $126,576,000   $126,409,000
Net earnings ......................     $9,501,000    $10,622,000    $11,058,000     $9,805,000     $9,068,000
Diluted earnings per share ........          $2.46          $2.59          $2.55          $2.07          $1.88
Weighted average diluted shares
 outstanding ......................      3,861,667      4,108,234      4,338,587      4,731,075      4,825,050

Cash dividends per share ..........           $.47           $.43           $.39           $.35           $.31

Total assets ......................    $97,954,000    $91,943,000    $95,919,000    $92,782,000    $82,204,000


COMMON STOCK DATA

                                       2001                                2000
                          -------------------------------     -------------------------------
                             Price Range          Cash           Price Range          Cash
                          -----------------     Dividends     -----------------     Dividends
Quarter:                   High        Low      Declared       High        Low      Declared
                          ------     ------     ---------     ------     ------     ---------
First ............        $24.75     $23.88       $.11        $25.63     $22.50       $.10
Second ...........         24.00      22.90        .12         25.63      23.00        .11
Third ............         25.50      23.25        .12         26.63      25.00        .11
Fourth ...........         26.00      25.25        .12         26.62      23.88        .11
                                                  ----                                ----
                                                  $.47                                $.43
                                                  ====                                ====


There are 307 holders of record of the Company's common stock and 141 holders of record of the Company's Class B common stock as of March 4, 2002.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 12 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS


LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and marketable securities, which aggregated $30,871,000 at December 31, 2001, and $25,874,000 at December 31, 2000. During 2001, the primary sources of cash were operations and the maturities of marketable securities, while the primary use of cash was the repurchase of Company stock. The Company maintains $15,000,000 in lines of credit, which back the issuance of commercial paper and provide a source to borrow from as needed. At December 31, 2001, there was $7,510,000 of commercial paper outstanding and no draws on the line of credit. At December 31, 2000, there was $5,207,000 of short-term borrowings under this arrangement.

The Company's capital expenditures were $744,000, $1,204,000 and $4,431,000 in 2001, 2000 and 1999, respectively. Capital expenditures in 2001 were primarily related to the remodeling of two retail stores, and the acquisition of equipment for the distribution center. Capital expenditures in 1999 and 2000 were primarily related to the construction of the corporate office and distribution center, which the Company moved into in third quarter 1999.

In the past several years, the Company has repurchased shares of its Common and Class B Common Stock under its stock repurchase program and in private transactions. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions. In 2000, the Company purchased 187,500 shares at a total cost of $4,575,000 under the program, and 85,600 shares at a total cost of $2,211,000 in private transactions, and in 2001, the Company purchased 177,500 shares at a total cost of $4,158,000 under the program, and 65,000 shares at a total cost of $1,626,000 in private transactions. At December 31, 2001, the Company is authorized to buy an additional 610,600 shares under the program.

The Company's significant contractual obligations are its operating leases, commercial paper, deferred compensation agreements, and its unfunded supplemental pension plan, which are discussed further in the notes to the financial statements. The commercial paper, deferred compensation and supplemental pension obligations are recorded on the Company's consolidated balance sheets. Future obligations under operating leases are disclosed in
Note 11.

On March 3, 2002, the Company entered into an asset purchase agreement with Florsheim Group, Inc. to purchase Florsheim's domestic wholesale business, related assets and certain Florsheim retail stores for approximately $44.8 million in cash (subject to certain adjustments) and the assumption of certain trade and lease liabilities. The agreement contemplates entering into separate purchase agreements for certain Florsheim foreign subsidiaries. The aggregate purchase price under all of the various purchase agreements is approximately $47.3 million in cash (subject to certain adjustments). Concurrently, Florsheim Group voluntarily filed a petition for relief under Chapter 11 of U.S. Bankruptcy Code, as well as a motion seeking the Bankruptcy Court's approval of the Company's purchase agreements. The sale is subject to the approval of the Bankruptcy Court. The Company intends to finance these purchases with a combination of cash and bank debt.

The Company believes that available cash and marketable securities, cash provided from operations and available borrowing facilities will provide adequate support for the cash needs of the business.


RESULTS OF OPERATIONS

2001 vs. 2000

Net sales in 2001 were $131,693,000 compared with $148,155,000 in 2000. The 11%
decrease in overall net sales is the result of the decrease in wholesale net sales from $141,967,000 in 2000 to $126,597,000 in 2001 and the decrease in retail net sales from $6,188,000 in 2000 to $5,096,000 in 2001. In general, sales volume was down this year due to the difficult retail environment.

Overall gross earnings as a percent of net sales was 28.5% for 2001 as compared to 27.4% for 2000. Wholesale gross earnings as a percent of net sales was 27.6% for 2001 and 26.3% for 2000, while retail gross earnings as a percent of net sales were consistent between years. The improvement in gross earnings as a percent of net sales is primarily the result of inbound freight cost reductions achieved during 2001.

Overall selling and administrative expenses as a percent of net sales was 18.4% in 2001 as compared to 16.6% in 2000. This reflects the increase in wholesale selling and administrative expenses as a percent of wholesale net sales from 15.3% in 2000 to 17.0% in 2001 and the increase in retail selling and administrative expenses as a percent of net sales from 46.1% in 2000 to 52.3% in 2001. The increase is primarily the result of the various fixed costs included in selling and administrative expenses.

Interest income was $1,022,000 in 2001 as compared with $1,106,000 in 2000. This was due to a decrease in the average balance of marketable securities outstanding between 2000 and 2001.

Interest expense relates to short-term issuances of commercial paper and short-term advances. Interest expense was $296,000 in 2001 and $627,000 in 2000. The decrease in interest expense between years reflects the decrease in the average balance of short-term debt outstanding from $8,273,000 in 2000 to $7,049,000 in 2001, as well as a decrease in short-term borrowing rates from 7.5% in 2000 to 4.2% in 2001.

Other income and expense in 2001 includes a $504,000 gain on the sale of other investments. These investments had been carried at cost and included in Other Assets on the Consolidated Balance Sheets. See Note 6.

The provision for income taxes was at an effective rate of 35.4% in 2001 vs. 35.5% in 2000.

Net earnings for 2001 were $9,501,000, a decrease of 11% compared to 2000 net earnings of $10,622,000. Included in 2001 net earnings was the $504,000 gain on the sale of other investments. Excluding this gain, 2001 net earnings were $9,175,000, or 7% of 2001 net sales, which is consistent with 2000 net earnings as a percent of net sales of 7%.


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

Overall gross earnings as a percent of net sales was 28.0% for 1999 and 27.4% for 2000. Wholesale gross earnings as a percent of net sales was 26.7% for 1999 and 26.3% for 2000. The decrease in wholesale gross earnings as a percent of net sales is primarily the result of unfavorable manufacturing variances in 2000 due to lower utilization of the Beaver Dam, Wisconsin manufacturing plant. Retail gross earnings as a percent of retail net sales was consistent between 1999 and 2000 at 51%.

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

Interest expense relates to short-term issuances of commercial paper and short-term advances. The increase in interest expense from $539,000 in 1999 to $627,000 in 2000 reflects the increase in average short-term borrowing rates between years.

Other income and expense in 1999 includes $800,000 from the gain on the sales of the Company's former warehouse facilities.

The provision for income taxes was at an effective rate of 35.5% in 2000 vs. 34.8% in 1999.

Net earnings for 2000 were $10,622,000, a decrease of 4% compared to 1999 net earnings of $11,058,000. Included in 1999 net earnings is $496,000 from the gain on the sales of the warehouse facilities. Excluding this gain, 1999 net earnings were $10,562,000 or 8% of 1999 net sales, compared to 2000 net earnings of $10,622,000 or 7% of 2000 net sales. The decrease in net earnings as a percent of net sales in 2000 is primarily the result of unfavorable manufacturing variances and increased marketing expenses that were incurred in 2000 to promote brands.

Overall Analysis
The Company continues to purchase finished shoes and components from outside suppliers around the world. The majority of these foreign-sourced purchases are denominated in U. S. dollars. The Company presently operates one shoe manufacturing plant in Wisconsin. Production in this factory has changed little during the past three years. There have been few inflationary pressures in the shoe industry in recent years and leather and other component prices have been stable. It is anticipated that, when necessary, selling price increases could be initiated to offset periodic increases in costs of purchased shoes, components, materials, labor and other expenses.

In recent years, management has focused on the wholesale portion of the business, and has closed the less profitable retail units upon the expiration of their leases. Management intends to continue to evaluate the seven remaining retail units from a profitability standpoint, and may close more retail stores in the future if they are deemed unprofitable.


OTHER

Critical Accounting Policies
The Company's accounting policies are more fully described in footnote 1 of the Notes to Consolidated Financial Statements. As disclosed in footnote 1, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their affects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to customer discounts, taxation, and pension benefits. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

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

At December 31, 2001, the Company has forward exchange contracts outstanding to purchase 1,594,000 euro at a total price of $1,380,000. Based on December 31, 2001 exchange rates, there are no significant gains or losses on these contracts. All contracts expire in less than one year. Assuming a 10% appreciation in the U. S. dollar at December 31, 2001, there would be a loss on forward exchange contracts of $111,000.


Interest Rates
The Company is exposed to interest rate fluctuations on its borrowings. During 2001, the Company issued fixed-rate commercial paper with maturities of 30 to 90 days and took back-up advances on its revolving line of credit at times when the commercial paper was not sold. As of December 31, 2001, $7,510,000 of commercial paper was outstanding at an average interest rate of 2.25%. Total related interest expense for 2001 was $296,000. Assuming a 10% increase in the Company's weighted average interest rate on short-term borrowings, interest expense in 2001 would have increased by $28,000.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2001, 2000 and 1999



                                                 2001              2000            1999
                                             -------------    -------------    -------------
NET SALES ................................   $ 131,692,896    $ 148,155,044    $ 132,904,841
COST OF SALES ............................      94,107,329      107,597,357       95,737,375
                                             -------------    -------------    -------------
  Gross earnings .........................      37,585,567       40,557,687       37,167,466
SELLING AND ADMINISTRATIVE EXPENSES ......      24,231,452       24,585,638       21,944,150
                                             -------------    -------------    -------------
  Earnings from operations ...............      13,354,115       15,972,049       15,223,316
INTEREST INCOME ..........................       1,021,687        1,106,211        1,369,965
INTEREST EXPENSE .........................        (296,178)        (626,956)        (539,244)
OTHER INCOME AND EXPENSE, net ............         621,618           21,029          904,245
                                             -------------    -------------    -------------
  Earnings before provision for
    income taxes .........................      14,701,242       16,472,333       16,958,282
PROVISION FOR INCOME TAXES ...............       5,200,000        5,850,000        5,900,000
                                             -------------    -------------    -------------
  Net earnings ...........................   $   9,501,242    $  10,622,333    $  11,058,282
                                             =============    =============    =============
BASIC EARNINGS PER SHARE .................   $        2.48    $        2.61    $        2.58
DILUTED EARNINGS PER SHARE ...............   $        2.46    $        2.59    $        2.55


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

                                                              2001          2000
                                                           -----------   -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ............................   $16,850,998   $ 3,519,190
  Marketable securities, at amortized cost .............     3,266,846     7,690,551
  Accounts receivable, less reserves of $2,949,000 and
    $2,799,000, respectively ...........................    20,867,106    23,864,339
  Inventories ..........................................    17,501,656    13,713,216
  Deferred income tax benefits .........................     3,068,000     2,697,000
  Prepaid expenses and other current assets ............       165,531       185,342
                                                           -----------   -----------
  Total current assets .................................    61,720,137    51,669,638
MARKETABLE SECURITIES, at amortized cost ...............    10,753,542    14,664,474
OTHER ASSETS ...........................................    10,143,249     9,336,800
PLANT AND EQUIPMENT, net ...............................    15,337,383    16,272,197
                                                           -----------   -----------
                                                           $97,954,311   $91,943,109
                                                           ===========   ===========


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                                                                2001             2000
                                                                             -----------     -----------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-term borrowings ................................................     $ 7,509,904     $ 5,206,948
  Accounts payable .....................................................       5,317,817       5,955,873
  Dividend payable .....................................................         451,598         445,836
  Accrued liabilities -
     Wages, salaries and commissions ...................................       3,566,298       3,404,393
     Taxes other than income taxes .....................................         395,785         364,248
     Other .............................................................       2,059,155       1,874,750
  Accrued income taxes .................................................       1,609,991         505,792
                                                                             -----------     -----------
     Total current liabilities .........................................      20,910,548      17,757,840
                                                                             -----------     -----------
DEFERRED INCOME TAX LIABILITIES ........................................       3,452,000       2,840,000
SHAREHOLDERS' INVESTMENT:
  Common Stock, $1.00 par value, authorized 4,000,000 shares, issued and
    outstanding 2,839,787 shares in 2001 and 3,053,895 shares in 2000 ..       2,839,787       3,053,895
  Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 909,031 shares in 2001 and
    918,955 shares in 2000 .............................................         909,031         918,955
  Capital in excess of par value .......................................       3,889,388       3,780,797
  Reinvested earnings ..................................................      65,953,557      63,591,622
                                                                             -----------     -----------
     Total shareholders' investment ....................................      73,591,763      71,345,269
                                                                             -----------     -----------
                                                                             $97,954,311     $91,943,109
                                                                             ===========     ===========

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 2001, 2000 and 1999

                                                                           Class B            Capital
                                                          Common            Common         in Excess of       Reinvested
                                                          Stock             Stock            Par Value         Earnings
                                                      -------------    --------------      ------------      ------------
Balance, December 31, 1998 .......................    $   3,469,358    $      954,567      $  2,615,295      $ 58,108,657
     Add (Deduct) -
          Net earnings ...........................               --                --                --        11,058,282
          Cash dividends declared ($.39 per share)               --                --                --        (1,670,872)
          Conversions of Class B Common Stock to
               Common Stock ......................            9,024            (9,024)               --                --
          Stock options exercised ................           49,500                --           524,125                --
          Income tax benefit from stock
               options exercised .................               --                --           200,485                --
          Shares purchased and retired ...........         (312,439)               --          (263,513)       (6,982,944)
                                                      -------------    --------------      ------------      ------------
Balance, December 31, 1999 .......................        3,215,443           945,543         3,076,392        60,513,123
     Add (Deduct) -
          Net earnings ...........................               --                --                --        10,622,333
          Cash dividends declared ($.43 per share)               --                --                --        (1,755,896)
          Conversions of Class B Common Stock to
               Common Stock ......................           26,588           (26,588)               --                --
          Stock options exercised ................           85,000                --         1,045,415                --
          Income tax benefit from stock
               options exercised .................               --                --           384,209                --
          Shares purchased and retired ...........         (273,136)               --          (725,219)       (5,787,938)
                                                      -------------    --------------      ------------      ------------
Balance, December 31, 2000 .......................        3,053,895           918,955         3,780,797        63,591,622
     Add (Deduct) -
          Net earnings ...........................               --                --                --         9,501,242
          Cash dividends declared ($.47 per share)               --                --                --        (1,796,554)
          Conversions of Class B Common Stock to
               Common Stock ......................            2,620            (2,620)               --                --
          Stock options exercised ................           18,500                --           236,875                --
          Income tax benefit from
               stock options exercised ...........               --                --            70,841                --
          Shares purchased and retired ...........         (235,228)           (7,304)         (199,125)       (5,342,753)
                                                      -------------    --------------      ------------      ------------
Balance, December 31, 2001 .......................   $   2,839,787    $      909,031      $  3,889,388      $ 65,953,557
                                                      =============    ==============      ============      ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999

                                                                                 2001              2000              1999
                                                                             ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings ......................................................     $  9,501,242      $ 10,622,333      $ 11,058,282
     Adjustments to reconcile net earnings to net cash
     provided by operating activities -
          Depreciation .................................................        1,608,525         1,489,511         1,241,958
          Deferred income taxes ........................................          295,000         1,110,000         1,332,000
          Deferred compensation ........................................          172,307           161,041           150,504
          Pension income ...............................................         (241,850)         (318,385)         (438,422)
          (Gain) loss on sale of assets ................................          (95,350)            6,677          (854,025)
          Gain on sale of other investments ............................         (504,427)               --                --
          Increase in cash surrender value of life insurance ...........         (493,376)         (417,791)         (320,219)
          Changes in operating assets and liabilities -
               Accounts receivable .....................................        2,997,233        (1,960,932)       (2,305,428)
               Inventories .............................................       (3,788,440)        5,826,515        (7,753,401)
               Prepaids and other current assets .......................           19,811          (119,805)          (65,537)
               Accounts payable ........................................         (638,056)       (3,448,024)        2,014,217
               Accrued liabilities .....................................           34,937          (983,096)       (1,401,796)
               Accrued income taxes ....................................        1,121,040          (317,620)           (1,584)
                                                                             ------------      ------------      ------------
                    Net cash provided by operating activities ..........        9,988,596        11,650,424         2,656,549
                                                                             ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of marketable securities .................................               --        (5,565,951)       (1,962,456)
     Proceeds from maturities of marketable securities .................        8,334,637         5,745,678        11,448,839
     Proceeds from sales of other investments ..........................          603,807                --                --
     Purchase of plant and equipment ...................................         (743,956)       (1,204,363)       (4,431,437)
     Proceeds from sales of plant and equipment ........................          165,595            29,754         1,250,938
                                                                             ------------      ------------      ------------
                    Net cash provided by (used for) investing activities        8,360,083          (994,882)        6,305,884
                                                                             ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Cash dividends paid ...............................................       (1,790,792)       (1,731,337)       (1,652,693)
     Shares purchased and retired ......................................       (5,784,410)       (6,786,293)       (7,558,896)
     Proceeds from stock options exercised .............................          255,375         1,130,415           573,625
     Short-term borrowings (repayments) ................................        2,302,956        (3,593,052)         (721,545)
                                                                             ------------      ------------      ------------
                    Net cash used for financing activities .............       (5,016,871)      (10,980,267)       (9,359,509)
                                                                             ------------      ------------      ------------
     Net increase(decrease) in cash and cash equivalents ...............       13,331,808          (324,725)         (397,076)

CASH AND CASH EQUIVALENTS, at beginning of year ........................     $  3,519,190      $  3,843,915      $  4,240,991
                                                                             ------------      ------------      ------------

CASH AND CASH EQUIVALENTS, at end of year ..............................     $ 16,850,998      $  3,519,190      $  3,843,915
                                                                             ============      ============      ============

SUPPLEMENTAL CASH FLOW INFORMATION:
     Income taxes paid, net of refunds .................................     $  3,787,203      $  4,699,673      $  4,675,062
     Interest paid .....................................................     $    321,574      $    633,089      $    576,527


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

1.   SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries ("The Company"). All significant intercompany items are eliminated in the consolidated financial statements.

Revenue Recognition - Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through company-owned retail outlets are recorded at the time of delivery to retail customers. All sales are recorded net of estimated allowances for returns and discounts.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Company in the fourth quarter of 2000. The adoption of SAB 101 did not have an impact on the Company's financial position or results of operations.

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

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for tax and financial reporting purposes. See Note 9.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of common stock options. Diluted earnings per share includes any dilutive effects of common stock options.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended, requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted this standard on January 1, 2001. The adoption of this standard did not have a material effect on the Company's balance sheet or statement of earnings.

The Company has entered into forward exchange contracts for the purpose of hedging firmly committed inventory purchases with outside vendors. These forward contracts are effective hedges under SFAS 133. Accordingly, gains and losses are recorded in inventory when inventory is purchased and recognized through earnings when inventory is sold. At December 31, 2001, the Company has financial contracts outstanding to purchase 1,594,000 euro at a total price of $1,380,000. Based upon current exchange rates, there are no significant gains or losses on outstanding contracts.

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

Shipping and Handling Fees - In accordance with the Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company classifies shipping and handling fees billed to customers as revenues. The corresponding shipping and handling expenses are included in selling and administrative expenses and totaled $774,000, $1,014,000 and $835,000 for 2001, 2000 and 1999, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $4,961,000, $4,826,000 and $3,588,000 in 2001, 2000 and 1999,
respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are a reduction of net sales.

Co-op Advertising Expenses - In accordance with EITF Issue 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" relating to co-op advertising expenses, the Company classifies co-op advertising expenses as a reduction of net sales in the Consolidated Statements of Earnings. Co-op advertising expenses reduced net sales by $1,949,000, $1,842,000 and $1,484,000 for 2001, 2000 and 1999, respectively.

New Accounting Pronouncements - In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS 141 are effective for all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS 142 addresses the method of accounting for acquired goodwill and other intangible assets upon, and subsequent to, the date of acquisition. Among other provisions, SFAS 142 eliminates the amortization of goodwill and replaces it with periodic assessments of the realization of the recorded goodwill and indefinitely-lived intangibles. SFAS 142 is effective as of January 1, 2002 and for business combinations initiated after July 1, 2001. The adoption of these statements did not impact the Company's results of operations or financial position because there are no goodwill or intangible assets recorded on the Company's Consolidated Balance Sheets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 related to the disposal of a segment of a business. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement on January 1, 2002 did not have an impact on the Company's financial position or results of operations.

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

A summary of the amortized cost and estimated market values of investment securities at December 31, 2001 and 2000 are as follows:

                                                       2001                             2000
                                           ---------------------------     ---------------------------
                                            Amortized         Market        Amortized         Market
                                               Cost            Value          Cost             Value
                                           -----------     -----------     -----------     -----------
Municipality and revenue bonds :
  Current                                  $ 3,266,846     $ 3,297,767     $ 7,690,551     $ 7,701,968
  Due from one through five years            7,178,686       7,377,321      10,581,239      10,661,636
  Due from five through ten years            3,414,410       3,494,159       3,548,313       3,613,666
  Due from ten through twenty years             59,364          56,224         430,427         428,336
  Due from twenty through thirty years         101,082         100,000         104,495         104,940
                                           -----------     -----------     -----------     -----------
     Total                                 $14,020,388     $14,325,471     $22,355,025     $22,510,546
                                           ===========     ===========     ===========     ===========

The unrealized gains and losses on investment securities at December 31 are:

                              2001                     2000                         1999
                     -----------------------  ------------------------    --------------------------
                     Unrealized   Unrealized  Unrealized    Unrealized    Unrealized      Unrealized
                       Gains       Losses       Gains         Losses         Gains          Losses
                     ----------   ----------  ----------    ----------    ----------      ----------
Municipality and
revenue bonds ..     $  309,305   $    4,222  $  167,282    $   11,761    $   58,722      $  200,086

4.   INVENTORIES

At December 31, 2001 and 2000, inventories consist of:

                            2001             2000
                         -----------     -----------
Finished shoes           $17,006,221     $13,406,933
Shoes in process             162,833         165,918
Raw materials                332,602         140,365
                         -----------     -----------
   Total inventories     $17,501,656     $13,713,216


The excess of current cost over LIFO cost of inventories as of December 31, 2001 and 2000 was $16,472,000 and $16,740,000, respectively.

5.   PLANT AND EQUIPMENT

At December 31, 2001 and 2000, plant and equipment consists of:

                                                  2001             2000
                                               -----------     -----------
Land                                           $   471,814     $   519,854
Buildings                                        9,521,619       9,520,385
Machinery and equipment                         10,881,944      10,470,059
Retail fixtures and leasehold improvements       1,722,494       1,616,059
Construction in progress                                --         133,217
                                               -----------     -----------
     Plant and equipment                        22,597,871      22,259,574
Less: accumulated depreciation                   7,260,488       5,987,377
                                               -----------     -----------
     Plant and equipment, net                  $15,337,383     $16,272,197
                                               ===========     ===========

6.   OTHER ASSETS

Other Assets include the following amounts at December 31:

                                             2001              2000
                                           -----------     -----------
Prepaid pension (See Note 8)               $ 4,421,726     $ 4,009,273
Cash surrender value of life insurance       5,688,192       5,194,816
Other investments                               33,331         132,711
                                           -----------     -----------
                                           $10,143,249     $ 9,336,800
                                           ===========     ===========

7.   SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT

The Company issues commercial paper with 30 to 90 day maturities. The commercial paper is backed by a three-year $15,000,000 revolving credit agreement, which the Company takes overnight advances on when the bank is unable to sell the commercial paper. At December 31, 2001 there was $7,510,000 of commercial paper outstanding at an average interest rate of 2.25%, and no advances on the revolving credit agreement. At December 31, 2000 there was $1,007,000 of commercial paper outstanding at an average interest rate of 6.75%, and $4,200,000 of advances on the revolving credit agreement at a 6.7% interest rate. Total interest expense on commercial paper and advances for 2001 was $296,000. Total related interest expense for 2000 and 1999 was $622,000 and $539,000, respectively. Average borrowings for 2001, 2000, and 1999 were $7,049,000, $8,273,000 and $10,435,000, at average interest rates of 4.2%, 7.5%
and 5.2%, respectively.

8.   EMPLOYEE RETIREMENT PLANS

The Company has two defined benefit retirement plans covering substantially all employees, as well as an unfunded supplemental pension plan for key executives. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company's funding policy is to make contributions to the plans such that all employees' benefits will be fully provided by the time they retire. Plan assets are stated at market value and consist primarily of U. S. government securities, corporate obligations and corporate equities.

The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2001 and 2000:

CHANGE IN BENEFIT OBLIGATION

                                                       2001              2000
                                                   ------------      ------------
Benefit obligation, beginning of year ........     $ 18,059,000      $ 15,782,000
Service cost .................................          393,000           352,000
Interest cost ................................        1,310,000         1,275,000
Actuarial loss ...............................          602,000         1,629,000
Benefits paid ................................       (1,241,000)         (979,000)
                                                   ------------      ------------
Benefit obligation, end of year ..............     $ 19,123,000      $ 18,059,000
                                                   ============      ============

CHANGE IN PLAN ASSETS

Fair value of plan assets, beginning of year .     $ 21,940,000      $ 22,002,000
Actual return on plan assets .................          150,000           886,000
Expenses .....................................               --           (12,000)
Contributions ................................          171,000            43,000
Benefits paid ................................       (1,241,000)         (979,000)
                                                   ------------      ------------
Fair value of plan assets, end of year .......     $ 21,020,000      $ 21,940,000
                                                   ============      ============

Funded status of plan ........................     $  1,897,000      $  3,881,000
Unrecognized net actuarial loss ..............        2,282,000             9,000
Unrecognized prior service cost ..............          384,000           401,000
Unrecognized net transition asset ............         (141,000)         (282,000)
                                                   ------------      ------------
Prepaid benefit cost, recorded in Other Assets     $  4,422,000      $  4,009,000
                                                   ============      ============

Assumptions used in determining the funded status for 2001 and 2000 are:

                                               2001     2000
                                               ----     ----
Discount rate .........................        7.25%    7.5%
Rate of compensation increase .........        5.0%     5.0%
Long-term rate of return on plan assets        8.5%     8.5%

The components of net periodic pension cost for the years ended December 31, 2001, 2000 and 1999, are:

                                                     2001           2000           1999
                                                ------------   -------------   -------------
Benefits earned during the period ...........   $    393,000   $     352,000   $     340,000
Interest cost on projected benefit obligation      1,310,000       1,275,000       1,116,000
Expected return on plan assets ..............     (1,822,000)     (1,823,000)     (1,780,000)
Net amortization and deferral ...............       (123,000)       (122,000)       (114,000)
                                                ------------   -------------   -------------
Net pension income ..........................   $   (242,000)  $    (318,000)  $    (438,000)
                                                ============   =============   =============

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets, and the accrued benefit liability for the pension plan with accumulated benefit obligations in excess of plan assets were $2,824,000, $1,878,000, $0 and $2,899,000, respectively, as of December 31, 2001, and
$2,937,000, $2,319,000, $0 and $2,808,000, respectively, as of December 31,
2000.

The Company also has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 2001, 2000 and 1999 the Company contributed $90,000, $93,000 and $87,000, respectively, to the plan.

9.   INCOME TAXES

The provision for income taxes includes the following components:

                              2001             2000            1999
                            ----------      ----------      ----------
Current -
  Federal .............     $3,766,000      $3,773,000      $3,645,000
  State ...............        860,000         765,000         846,000
  Foreign .............        279,000         202,000          77,000
                            ----------      ----------      ----------
     Total ............      4,905,000       4,740,000       4,568,000
Deferred ..............        295,000       1,110,000       1,332,000
                            ----------      ----------      ----------
     Total provision...     $5,200,000      $5,850,000      $5,900,000
                            ==========      ==========      ==========
Effective tax rate.....           35.4%           35.5%           34.8%
                            ==========      ==========      ==========


The difference between the effective tax rate and the Federal income tax rate of 34% is due to state income taxes, net of the Federal tax benefit, of 3.8% in 2001, 3.2% in 2000 and 3.0% in 1999, the effect of non-taxable municipal bond interest of (2.2%) in 2001, (2.1%) in 2000 and (2.6%) in 1999, and other miscellaneous items.

The foreign component of pretax net earnings was $699,000, $491,000 and $269,000 for 2001, 2000 and 1999, respectively.

The components of deferred taxes as of December 31, 2001 and 2000, are as follows:




                                                                                               2001                 2000
                                                                                        ----------------     ----------------
Deferred tax assets:
    Accounts receivable
      and inventory reserves.........................................................       $1,317,000          $ 1,246,000
    Deferred compensation ...........................................................        1,027,000              960,000
    Other ...........................................................................          722,000              465,000
                                                                                           -----------          -----------
                                                                                             3,066,000            2,671,000
                                                                                           -----------          -----------

Deferred tax liabilities:
    Prepaid pension .................................................................       (1,724,000)          (1,564,000)
    Cash value of life insurance ....................................................       (1,069,000)            (937,000)
    Depreciation ....................................................................         (657,000)            (313,000)
                                                                                           -----------          -----------
                                                                                            (3,450,000)          (2,814,000)
                                                                                           -----------          -----------
          Net deferred tax asset.....................................................       $ (384,000)         $  (143,000)
                                                                                           ===========          ============


The net deferred tax asset is classified in the Consolidated Balance Sheets as follows:



                                                                                  2001            2000
                                                                              ------------    ------------
Current deferred income tax benefits.......................................   $  3,068,000     $ 2,697,000
Noncurrent deferred income tax liabilities.................................     (3,452,000)     (2,840,000)
                                                                              ------------    ------------
                                                                              $   (384,000)    $  (143,000)
                                                                              =============   ============

10.  DEFERRED COMPENSATION

The Company has deferred compensation agreements with former executives. The Company expensed $172,000 in 2001, $161,000 in 2000, and $151,000 in 1999 in
connection with these agreements. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.

11.  OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. Total minimum rents were $600,000 in 2001, $724,000 in 2000 and $804,000 in 1999. Percentage rentals were $42,000 in
2001, $39,000 in 2000 and $35,000 in 1999.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are shown below. Renewal options exist for many long-term leases.

                       2002.............................................         $424,000
                       2003.............................................          433,000
                       2004.............................................          304,000
                       2005.............................................          205,000
                       2006.............................................          155,000
                 Thereafter.............................................          247,000
                                                                              -----------
                                                                   Total       $1,768,000
                                                                              ===========

12.  SHAREHOLDERS' INVESTMENT

The Class B Common Stock has 10 votes per share, may only be transferred to certain permitted transferees, is convertible to Common Stock and shares equally with the Common Stock in cash dividends and liquidation rights.

In April 1998, the Company's Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. The Company also buys back shares of its common stock in private transactions at prevailing prices. During 1999, the Company purchased 204,400 shares at a total cost of $4,895,000 under the program, and 108,000 shares at a total cost of $2,664,000 in private transactions. During 2000, the Company purchased 187,500 shares at a total cost of $4,575,000 under the program, and 85,600 shares at a total cost of $2,211,000 in private transactions, and during 2001, the Company purchased 177,500 shares at a total cost of $4,158,000 under the program, and 65,000 shares at a total cost of $1,626,000 in private transactions. At December 31, 2001, the Company is authorized to buy an additional 610,600 shares under the program.

13.  EARNINGS PER SHARE

The following table sets forth the computation of net earnings per share and diluted net earnings per share:

                                                                                   2001           2000          1999
                                                                                  ------         -------       ------
Numerator:
  Net earnings ..............................................................   $ 9,501,242   $10,622,333   $11,058,282
                                                                                ===========   ===========   ===========

Denominator:
  Basic weighted average shares outstanding .................................     3,835,336     4,076,024     4,292,230
  Effect of dilutive securities :
    Employee stock options ..................................................        26,331        32,210        46,357
                                                                                -----------   -----------   -----------
  Diluted weighted average shares outstanding ...............................     3,861,667     4,108,234     4,338,587
                                                                                ===========   ===========   ===========

Basic earnings per share ....................................................         $2.48         $2.61         $2.58
                                                                                      =====         =====         =====
Diluted earnings per share...................................................         $2.46         $2.59         $2.55
                                                                                      =====         =====         =====

Diluted weighted average shares outstanding for 2001 exclude outstanding options to purchase 156,236 shares of common stock at a weighted-average price of $25.65 because they are antidilutive. 2000 diluted weighted average shares outstanding exclude outstanding options to purchase 148,500 shares of common stock at a weighted-average price of $25.64 because they are antidilutive. There were no material antidilutive options outstanding in 1999.

14.  SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed nationwide through more than 8,000 shoe, clothing and department stores. All sales are to unaffiliated customers in North America. Sales to the Company's largest customer were 10% of total sales for 2001, 10% of total sales for 2000 and 12% of total sales for 1999. In addition, at December 31, 2001, another customer's accounts receivable balance was 11% of the Company's total outstanding accounts receivable. There are no other individually significant customers.

In the retail division, the Company currently operates seven company-owned stores in principal cities in the United States. The decrease in retail sales in recent years is a result of closing company-operated stores. Two stores were closed in January 2002, no stores were closed in 2001, two in 2000, and none in 1999. These stores were closed primarily due to unprofitable operations or unattractive lease renewal terms. Management intends to continue to closely monitor retail operations and may close other retail units in the future if they are deemed unprofitable. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company's brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 2001, 2000 and 1999 are as follows:


                                                  Wholesale
2001                                             Distribution                Retail                    Total
----                                             ------------                ------                    -----
Net sales                                        $126,597,000            $5,096,000                $131,693,000
Depreciation                                        1,451,000               158,000                   1,609,000
Earnings from operations                           13,344,000                10,000                  13,354,000
Total assets                                       96,139,000             1,815,000                  97,954,000
Capital expenditures                                  317,000               427,000                     744,000

2000
----
Net sales                                        $141,967,000            $6,188,000                $148,155,000
Depreciation                                        1,370,000               120,000                   1,490,000
Earnings from operations                           15,646,000               326,000                  15,972,000
Total assets                                       90,122,000             1,821,000                  91,943,000
Capital expenditures                                  920,000               284,000                   1,204,000

1999
----
Net sales                                        $126,037,000            $6,868,000                $132,905,000
Depreciation                                        1,103,000               139,000                   1,242,000
Earnings from operations                           14,724,000               499,000                  15,223,000
Total assets                                       93,865,000             2,054,000                  95,919,000
Capital expenditures                                4,429,000                 2,000                   4,431,000

Net sales above exclude intersegment sales, which are not material.

15. SUBSEQUENT EVENT

On March 3, 2002, the Company entered into an asset purchase agreement with Florsheim Group, Inc. to purchase Florsheim's domestic wholesale business, related assets and certain Florsheim retail stores for approximately $44.8 million in cash (subject to certain adjustments) and the assumption of certain trade and lease liabilities. The agreement contemplates entering into separate purchase agreements for certain Florsheim foreign subsidiaries. The aggregate purchase price under all of the various purchase agreements is approximately $47.3 million in cash (subject to certain adjustments). Concurrently, Florsheim Group voluntarily filed a petition for relief under Chapter 11 of U.S. Bankruptcy Code, as well as a motion seeking the Bankruptcy Court's approval of the Company's purchase agreements. The sale is subject to the approval of the Bankruptcy Court. The Company intends to finance these purchases with a combination of cash and bank debt.

16.  STOCK BASED COMPENSATION PLANS

The Company has two stock option plans: the 1996 Nonqualified Stock Option Plan and the 1997 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. All options are fully vested six months after the date of grant, and most expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date. At December 31, 2001, 229,000 shares of common stock have been reserved for future stock option grants under the plans.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized, as options are granted with exercise prices equal to or exceeding the fair market value on the date of grant. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the following pro forma amounts:

                                                           2001             2000            1999
                                                         ---------        --------         ------
       Net earnings
         As reported ..............................     $9,501,242      $10,622,333      $11,058,282
         Pro forma ................................     $9,082,890      $10,182,696      $10,697,021
       Basic earnings per share
         As reported ..............................          $2.48            $2.61            $2.58
         Pro forma ................................          $2.37            $2.50            $2.49
       Diluted earnings per share
         As reported ..............................          $2.46            $2.59            $2.55
         Pro forma ................................          $2.35            $2.48            $2.47

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                                            2001        2000          1999
                                                                           -------    --------      ---------
Risk-free interest rate .............................................       5.39%      5.18%          6.60%
Expected dividend yields ............................................       1.75%      1.75%          1.75%
Expected remaining life .............................................    8.6 yrs.   8.6 yrs.       8.2 yrs.
Expected volatility .................................................       23.0%      24.0%          23.0%

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                                                     2001                  2000                     1999
                                                             ---------------------   --------------------   ---------------------

                                                                         Wtd. Avg.              Wtd. Avg                Wtd. Avg.
                                                             Shares      Ex. Price   Shares     Ex. Price    Shares     Ex. Price
                                                             -------     ---------   -------    ---------    ------     ---------
Outstanding at beginning of year .....................       368,750       $21.62    374,250       $18.85    352,500       $17.17
Granted ...............................................       83,250        23.72     80,500        25.76     71,250        22.14
Exercised ............................................       (18,500)       13.80    (85,000)       13.30    (49,500)       11.59
Forfeited .............................................           --           --     (1,000)       25.13         --          --
                                                             -------       ------    -------       ------    -------       ------
Outstanding at end of year ............................      433,500        22.35    368,750        21.62    374,250        18.85
Exercisable at end of year ...........................       350,250        22.03    288,250        20.47    292,146        17.72
Weighted average fair market
value of options granted .............................         $7.78                   $8.47                   $7.78


Of the options outstanding at December 31, 2001, 67,500 are exercisable at $13.58, with a remaining contractual life of five years. The remaining 366,000 are exercisable at prices ranging from $21.75 to $28.05, and have a weighted average remaining contractual life of seven years.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 14, 2002, except for Note 15,
as to which the date is March 3, 2002

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

John W. Florsheim
    Executive Vice President and Chief Operating Officer

Virgis W. Colbert
    Executive Vice President
    Miller Brewing Company

Robert Feitler
    Chairman, Executive Committee

Leonard J. Goldstein
    Retired,
    Former Chairman, President and Chief Executive Officer,
    Miller Brewing Company

Frederick P. Stratton, Jr.
    Chairman
    Briggs & Stratton Corporation,
    Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim, Jr.
    President and Chief Executive Officer

John W. Florsheim
    Executive Vice President and Chief Operating Officer

David N. Couper
    Vice President

James F. Gorman
    Vice President

Peter S. Grossman
    Vice President

John F. Wittkowske
    Vice President, Chief Financial Officer and Secretary

SUPPLEMENTAL INFORMATION

ANNUAL MEETING

Shareholders are invited to attend Weyco Group, Inc.'s 2002 Annual Meeting at 10:00 a.m. on April 23, 2002, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


COMPANY HEADQUARTERS

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI 53212
414-908-1600

OTHER INFORMATION

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request.

A copy of the Company's Quarterly Reports will be furnished without charge to any shareholder upon written or telephone request.

All written requests should be sent to Investor Relations, Weyco Group, Inc., P.
O. Box 1188, Milwaukee, Wisconsin 53201. Telephone requests should be made to
(414) 908-1600.