Form 10-K, Exhibit 13
period 2002-12-31
WEYCO GROUP INC
filed 2003-03-24
CIK 106532

                                                                      EXHIBIT 13




                               2002 ANNUAL REPORT





                                WEYCO GROUP, INC.

To Our Shareholders:

2002 was a landmark year for Weyco Group. This year will go down in Company history as the year we "brought the Florsheim brand home". Fifty years ago, the Florsheim family sold its stake in our namesake shoe company, which was founded by our great grandfather in 1892. This year, we had the unique opportunity to reacquire our name and one of the best known brands in the men's shoe business.

In March of 2002, Florsheim Group, Inc., filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code, as well as a motion for the court to approve an asset purchase agreement with Weyco Group. After a waiting period in which interested third parties were allowed to submit bids for the Florsheim assets, our bid prevailed.

On May 20, 2002, we acquired certain assets of Florsheim Group, Inc.'s U.S. wholesale business, as well as the leaseholds and associated assets for 23 retail and outlet shoe stores located in the U.S. Shortly thereafter, we acquired Florsheim's European wholesale business as well as three retail stores located in Germany, France and Italy. In addition, we now own the Florsheim trademarks, and have licensing agreements with third parties to distribute the brand internationally. The total purchase price, including acquisition costs, was $48.5 million.

To fund the acquisition and related costs of incorporating the new brand into our operations, we entered into an unsecured $60 million revolving line of credit. At December 31, 2002 we had $37.8 million outstanding on the line of credit. We believe that this facility will be more than adequate to provide for our current and foreseeable future cash needs.

While the sentimental merits of this acquisition make a good story for the Company annals, the more important perspective is what this acquisition will add to our Company's performance. We believe that the Florsheim brand is an excellent complement to our existing Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams brands. It is a brand that is sold at a different price point and which focuses on different market segments than our other brands. Its existence in our portfolio of products will allow us to significantly increase our share of the men's branded shoe business.

We also believe that our Company has the operational facilities and know-how to be able to efficiently source and distribute Florsheim shoes and to serve its customers well. Our ability to leverage our existing systems with limited additional overhead had a significant positive impact on our third and fourth quarter post acquisition performance.

In short, we are very pleased to have our name back and we embrace the challenge of guiding the Florsheim brand toward meeting its full potential in the marketplace.

Our net sales for 2002 were $181.2 million, up 38% from $131.7 million for 2001. Net earnings for 2002 were $13.2 million, an increase of 39% over net earnings of $9.5 million for 2001. Diluted earnings per share were $3.44, up 40% from $2.46 in 2001. The Florsheim business contributed $37.1 million of wholesale net sales, while wholesale sales of our other brands increased 1%. The additional 23 domestic retail stores and three European stores contributed $11.7 million in sales this year. Overall, we are pleased with the results of our retail segment, where operating earnings were $2.1 million in 2002 as compared with breakeven in 2001, especially during a difficult retail environment this year.

To accommodate the current year acquisition, we purchased and improved a new warehouse facility adjacent to our existing distribution center. The total cost was $6.3 million. In late 2002, we began a $9 million construction project to expand and reconfigure the distribution facility to more efficiently handle the increased volumes resulting from the Florsheim acquisition and enable us to continue to meet the ever-changing requirements of our customers. This project will be funded under our available line of credit facility.

Our licensing activities continued to develop nicely in 2002. As each year passes, we see the Stacy Adams image develop further clarity in the marketplace as a result of the licensing of the name to apparel products. The Stacy Adams brand name can now be found on socks, belts, hats, ties, suits, sportswear, dress shirts, wallets, and jewelry. Royalty income from licensing the Stacy Adams name has steadily increased over the past four years. To date, most of the royalties have been reinvested into promoting the brand, but we believe the resulting awareness of the brand image is a valuable investment into the brand's future.

We entered new licensing arrangements in 2002 as a result of the Florsheim acquisition. These are primarily licensing agreements with third parties to sell Florsheim footwear overseas. We have entered agreements with these parties as they have first-hand knowledge of their local environments and we believe that they are well-suited to sell and promote our footwear in their locales. Most of these licensees had previous arrangements with Florsheim Group and therefore have a proven track record of appropriately marketing the brand overseas. We believe that royalties from these arrangements as well as those from the Stacy Adams brand will be a nice complement to our future top-line and bottom-line growth.

As we look toward 2003, we see a year of continued growth in all our brands. We are thrilled by the new opportunities that the Florsheim acquisition brings to our Company. We hope that our shareholders share our enthusiasm and we appreciate your support as we continue to build our future.



Thomas W. Florsheim, Jr.                           John W. Florsheim
Chairman and Chief Executive Officer               President and
                                                   Chief Operating Officer

SELECTED FINANCIAL DATA

                                                              Years Ended December 31
                                      ------------------------------------------------------------------------

                                         2002(1)         2001           2000           1999          1998
                                      ------------   ------------   ------------   ------------   ------------
Net sales .........................   $181,200,000   $131,693,000   $148,155,000   $132,905,000   $126,576,000
Net earnings ......................   $ 13,188,000   $  9,501,000   $ 10,622,000   $ 11,058,000   $  9,805,000
Diluted earnings per share ........   $       3.44   $       2.46   $       2.59   $       2.55   $       2.07
Weighted average diluted shares
 outstanding ......................      3,835,628      3,861,667      4,108,234      4,338,587      4,731,075

Cash dividends per share ..........   $        .51   $        .47   $        .43   $        .39   $        .35

Total assets ......................   $146,235,000   $ 97,954,000   $ 91,943,000   $ 95,919,000   $ 92,782,000

Long term debt ....................   $ 37,802,000   $         --   $         --   $         --   $         --

(1) Includes the operating results of the acquired Florsheim business. See Note 3 to the Consolidated Financial Statements for additional information.

COMMON STOCK DATA

                                          2002                                        2001
                           -----------------------------------        -----------------------------------
                              Price Range              Cash                Price Range            Cash
                           ------------------        Dividends        --------------------      Dividends
Quarter:                    High         Low         Declared          High          Low        Declared
-------                    -----------------------------------        -----------------------------------
First                      $32.50      $25.35         $.12            $24.75        $23.88        $.11
Second                      40.99       29.00          .13             24.00         22.90         .12
Third                       40.00       31.00          .13             25.50         23.25         .12
Fourth                      37.70       32.76          .13             26.00         25.25         .12
                                                      ----                                        ----
                                                      $.51                                        $.47
                                                      ====                                        ====


There are 286 holders of record of the Company's common stock and 118 holders of record of the Company's Class B common stock as of March 3, 2003.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 14 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS



ACQUISITION

On May 20, 2002, the Company acquired certain assets of Florsheim Group, Inc.'s domestic wholesale and retail operations. On July 1 and July 27, 2002, the Company acquired certain assets and assumed the operating liabilities of Florsheim Europe S.r.l. and Florsheim France SARL, respectively. The total purchase price was $48.5 million, and the Company entered into a two-year $60 million revolving line of credit to fund the acquisition and related expenses. See Notes 3 and 9 of the Notes to Consolidated Financial Statements for further details on the acquisition and borrowings under the line of credit.

LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and short term marketable securities, which aggregated $9,400,000 at December 31, 2002 and $20,118,000 as of December 31, 2001. During 2002, the primary sources of cash were operations, draws on the line of credit facility, and proceeds from the maturities of marketable securities. The primary uses of cash were the acquisition of the Florsheim business and the purchase of plant and equipment.

The increase in net cash provided by operating activities this year primarily reflects the increase in net income for the year, which is largely the result of increased sales volume since the acquisition. Draws were made on the line of credit facility this year to finance the acquisition and to fund the integration of the acquisition into the operations at the corporate office and distribution facility. Capital expenditures included $6.3 million to purchase and improve a new building adjacent to the Company's current distribution facility, $800,000 to expand the current conveyor system in the distribution center, and $500,000 to expand the corporate office. Marketable securities matured throughout the year, and the cash proceeds were used to fund the acquisition.

In late 2002 the Company began a $9 million construction project to expand and reconfigure the distribution center to more efficiently handle the increased volumes resulting from the acquisition. The project is expected to be completed in the third quarter of 2003, and will be financed by draws on the existing line of credit. As of December 31, 2002, the Company has commitments totaling $7.7 million relating to the construction project.

As of December 31, 2002, the Company had $22.2 million available under its existing borrowing facilities. These borrowing facilities include certain financial covenants, including a minimum net worth of $79.9 million at December 31, 2002 and minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) levels and a minimum ratio of funded debt to EBITDA. As of December 31, 2002 the Company is in compliance with all covenants.

The Company's significant contractual obligations are its operating leases, long-term debt, deferred compensation agreements, and its unfunded supplemental pension plan, which are discussed further in the notes to the financial statements. The long-term debt, deferred compensation and supplemental pension obligations are recorded on the Company's Consolidated Balance Sheets. Future obligations under operating leases are disclosed in Note 13.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2003.

RESULTS OF OPERATIONS

2002 vs. 2001
Overall net sales for the year ended December 31, 2002 of $181.2 million have increased 38% compared with $131.7 million for 2001. The increase resulted from increases in both the wholesale and retail segments (See Note 16 of the Notes to Consolidated Financial Statements for more information on operating segments). Wholesale net sales for the current year were $165.3 million, as compared with $126.6 million for 2001. Retail net sales for 2002 were $15.9 million, as compared with $5.1 million in 2001.

Net sales for 2002 relating to the new Florsheim wholesale and retail operations were $37.1 million and $11.7 million, respectively. The Nunn Bush division sales were up 7% while the Stacy Adams division sales were down 3%. Excluding the acquisition of the Florsheim wholesale business, sales for Weyco's existing wholesale business were up $1.6 million in 2002. On the retail side, excluding the 2002 Florsheim retail business, retail sales were down $900,000 between 2001 and 2002. This is primarily due to the closing of two retail stores in January 2002.

Gross earnings as a percent of net sales increased from 28.5% in 2001 to 32.6% for 2002. This is a result of increased gross earnings as a percent of net sales in the wholesale segment, from 27.6% in 2001 to 29.9% in 2002, as well as in the retail segment, from 52.5% in 2001 to 61.1% in 2002. In both segments, the increases are due to changes in product mix between years. In addition, a part of the increase in overall gross earnings as a percent of net sales is due to changes in the mix of wholesale and retail sales as a percentage of total sales. Retail sales, which carry a higher margin, comprised 8.8% of overall net sales in 2002 versus 3.9% in 2001.

Selling and administrative expenses as a percent of net sales were 18.4% in 2001 versus 20.8% in 2002. This is the result of increased wholesale selling and administrative expenses as a percent of net sales, from 17.0% in 2001 to 18.2% in 2002, and decreased retail selling and administrative expenses as a percent of net sales, from

52.3% in 2001 to 48.0% in 2002. The increase in wholesale selling and administrative expenses is due to the ramp up of operations in 2002 to accommodate the Florsheim acquisition. The decrease in retail selling and administrative expenses as a percent of net sales is due to lower operating costs at the stores that were acquired in the 2002 acquisition. Overall selling and administrative expenses as a percent of net sales increased due to these factors and also due to the previously discussed change in the mix of retail and wholesale sales. The retail segment has significantly higher selling and administrative expenses as a percent of net sales than the wholesale segment.

Interest income for 2002 was $853,000 as compared with $1,022,000 for 2001. This decrease was due to reductions in the average balance of marketable securities outstanding between 2001 and 2002.

Interest expense for 2002 was $1,289,000 as compared with $296,000 for 2001. The increase is primarily due to borrowings under the line of credit during 2002 to fund the acquisition and related expenses.

2001 other income and expense included a $504,000 gain on the sale of other investments.

The effective tax rate for 2002 is 37.2% as compared with 35.4% in 2001. The increase in the rate is primarily due to an increased federal statutory tax rate of 35% this year, as compared with 34% last year. Also, municipal bond income decreased this year relative to pre-tax earnings, resulting in an increase in the effective tax rate.

2001 vs. 2000
Net sales in 2001 were $131,693,000 compared with $148,155,000 in 2000. The 11%
decrease in overall net sales is the result of the decrease in wholesale net sales from $141,967,000 in 2000 to $126,597,000 in 2001 and the decrease in retail net sales from $6,188,000 in 2000 to $5,096,000 in 2001. In general, sales volume was down due to the difficult retail environment.

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

Overall Analysis
The Company continues to purchase finished shoes and components from outside suppliers around the world. The majority of these foreign-sourced purchases are denominated in U. S. dollars. The Company presently operates one shoe manufacturing plant in Wisconsin. Production volume in this factory has declined over the past several years, as the Company is now sourcing more of its shoes overseas. There have been few inflationary pressures in the shoe industry in recent years and leather and other component prices have been stable. It is anticipated that, when necessary, selling price increases could be initiated to offset periodic increases in costs of purchased shoes, components, materials, labor and other expenses.

The Company believes that the first half of 2003 will result in strong double digit percentage revenue growth compared to 2002 based on the timing of the May 20, 2002 acquisition of Florsheim. Given the uncertainty in the current market it is difficult to forecast the second half of the year, but the Company believes that mid single digit percentage growth is an appropriate target for the combined wholesale and retail business.

Off-Balance Sheet Arrangements
The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

OTHER

Critical Accounting Policies
The Company's accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to customer discounts, taxation, and pension benefits.

The allowances for sales returns, customer discounts and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience and current and expected economic conditions. Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.

The effective income tax rate is based on estimates of taxable income in each jurisdiction where income is earned. The Company also records a liability for potential income tax assessments based on estimates of potential exposure. Adjustments to the effective income tax rate may be required if actual taxable income or actual income tax assessments vary from the original estimates.

The pension benefit obligation and pension expense are calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at December 31, 2002 used a discount rate of 6.75% and an expected rate of return on plan assets of 8.5%. A .5% decrease in the discount rate would increase annual pension expense by approximately $156,000. A .5% decrease in expected return on plan assets would increase our annual pension expense by approximately $98,000.

Future Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The adoption of this statement in 2003 is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk
The Company is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, the Company selectively uses financial instruments. The Company does not hold or issue financial instruments for trading purposes. The Company does not have significant market risk on its marketable securities as those investments consist of high-grade securities and are held to maturity.

Foreign Currency
The Company's earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of purchasing inventory from Italian suppliers and the sale of product to Canadian customers. Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations.

At December 31, 2002, the Company has forward exchange contracts outstanding to purchase 2,000,000 euro at a total price of $1,932,000. Based on December 31, 2002 exchange rates, there are no significant gains or losses on these contracts. All contracts expire in less than one year. Assuming a 10% appreciation in the U. S. dollar at December 31, 2002, there would be a loss on forward exchange contracts of $53,000.

Interest Rates
The Company is exposed to interest rate fluctuations on borrowings under its Revolving Line of Credit (the "Line of Credit"). As of December 31, 2002, $27,000,000 of advances on the line of credit were outstanding at an average interest rate of 4.0% and $10,802,000 of commercial paper was outstanding at an average interest rate of 1.7%. Total related interest expense for 2002 was $1,270,000. Assuming a 10% increase in the Company's weighted average interest rate on borrowings, interest expense in 2002 would have increased by $104,000.

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

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2002, 2001 and 2000


                                                            2002             2001             2000
                                                       -------------    -------------    -------------
NET SALES ..........................................   $ 181,200,118    $ 131,692,896    $ 148,155,044

COST OF SALES ......................................     122,062,238       94,107,329      107,597,357
                                                       -------------    -------------    -------------

       Gross earnings ..............................      59,137,880       37,585,567       40,557,687

SELLING AND ADMINISTRATIVE EXPENSES ................      37,731,912       24,231,452       24,585,638
                                                       -------------    -------------    -------------

       Earnings from operations ....................      21,405,968       13,354,115       15,972,049

INTEREST  INCOME ...................................         853,032        1,021,687        1,106,211


INTEREST EXPENSE ...................................      (1,289,159)        (296,178)        (626,956)

OTHER INCOME  AND EXPENSE, net .....................          18,077          621,618           21,029
                                                       -------------    -------------    -------------

       Earnings before provision for income taxes ..      20,987,918       14,701,242       16,472,333

PROVISION FOR INCOME TAXES .........................       7,800,000        5,200,000        5,850,000
                                                       -------------    -------------    -------------

       Net earnings ................................   $  13,187,918    $   9,501,242    $  10,622,333
                                                       =============    =============    =============


BASIC EARNINGS PER SHARE ...........................   $        3.51    $        2.48    $        2.61
                                                       =============    =============    =============

DILUTED EARNINGS PER SHARE .........................   $        3.44    $        2.46    $        2.59
                                                       =============    =============    =============

The accompanying notes to consolidated financial statements are an integral part of these statements

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

                                                                    2002             2001
                                                               -------------    -------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents ..............................   $   7,301,104    $  16,850,998
    Marketable securities, at amortized cost ...............       2,099,140        3,266,846
    Accounts receivable, less reserves of $3,955,000 and
       $2,949,000, respectively ............................      32,170,795       20,867,106
    Accrued income tax receivable ..........................       1,008,079               --
    Inventories ............................................      49,740,933       17,501,656
    Deferred income tax benefits ...........................       2,421,000        3,068,000
    Prepaid expenses and other current assets ..............         803,108          165,531
                                                               -------------    -------------
      Total current assets .................................      95,544,159       61,720,137
MARKETABLE SECURITIES, at amortized cost ...................       8,026,127       10,753,542
OTHER ASSETS ...............................................       9,683,252       10,143,249
PLANT AND EQUIPMENT, net ...................................      22,159,983       15,337,383
TRADEMARK ..................................................      10,821,681               --
                                                               -------------    -------------
                                                               $ 146,235,202    $  97,954,311
                                                               =============    =============


LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
    Short-term borrowings ..................................   $          --    $   7,509,904
    Accounts payable .......................................      11,268,713        5,317,817
    Dividend payable .......................................         490,810          451,598
    Accrued liabilities -
        Wages, salaries and commissions ....................       4,615,368        3,566,298
        Taxes other than income taxes ......................          88,385          395,785
        Other ..............................................       3,769,620        2,059,155
    Accrued income taxes ...................................              --        1,609,991
                                                               -------------    -------------
        Total current liabilities ..........................      20,232,896       20,910,548
                                                               -------------    -------------
DEFERRED INCOME TAX LIABILITIES ............................       3,416,000        3,452,000
LONG TERM DEBT .............................................      37,801,992               --
SHAREHOLDERS' INVESTMENT:
    Common Stock, $1.00 par value,
        authorized 10,000,000 shares,
        issued and outstanding 2,886,456
        shares in 2002 and 2,839,787 shares
        in 2001 ............................................       2,886,456        2,839,787
    Class B Common Stock, $1.00 par value,
        authorized 2,000,000 shares,
        issued and outstanding 902,608
        shares in 2002 and
        909,031 shares in 2001 .............................         902,608          909,031
    Capital in excess of par value .........................       4,999,047        3,889,388
    Reinvested earnings ....................................      77,092,150       65,953,557
    Accumulated other comprehensive loss ...................      (1,095,947)              --
                                                               -------------    -------------
        Total shareholders' investment .....................      84,784,314       73,591,763
                                                               -------------    -------------
                                                               $ 146,235,202    $  97,954,311
                                                               =============    =============


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 2002, 2001 and 2000

                                                                                                     Accumulated
                                                        Class B         Capital                         Other
                                        Common          Common       in Excess of     Reinvested    Comprehensive   Comprehensive
                                        Stock            Stock        Par Value        Earnings         Loss            Income
                                     ------------    ------------    ------------    ------------    ------------   -------------
Balance, December 31, 1999 .......   $  3,215,443    $    945,543    $  3,076,392    $ 60,513,123    $         --
  Net earnings ...................             --              --              --      10,622,333              --    $ 10,622,233
                                                                                                                     ============
  Cash dividends declared
    ($.43 per share) .............             --              --              --      (1,755,896)             --
  Conversions of Class B
    Common Stock to
    Common Stock .................         26,588         (26,588)             --              --              --
  Stock options exercised ........         85,000              --       1,045,415              --              --
  Income tax benefit from stock
    options exercised ............             --              --         384,209              --              --
   Shares purchased and retired ..       (273,136)             --        (725,219)     (5,787,938)             --
                                     ------------    ------------    ------------    ------------    ------------
Balance, December 31, 2000 .......      3,053,895         918,955       3,780,797      63,591,622              --
  Net earnings ...................             --              --              --       9,501,242              --    $  9,501,242
                                                                                                                     ============
  Cash dividends declared
    ($.47 per share) .............             --              --              --      (1,796,554)             --
  Conversions of Class B
    Common Stock to
    Common Stock .................          2,620          (2,620)             --              --              --
  Stock options exercised ........         18,500              --         236,875              --              --
  Income tax benefit from
    stock options exercised ......             --              --          70,841              --              --
  Shares purchased and retired ...       (235,228)         (7,304)       (199,125)     (5,342,753)             --
                                     ------------    ------------    ------------    ------------    ------------
Balance, December 31, 2001 .......      2,839,787         909,031       3,889,388      65,953,557              --
 Comprehensive Income -
  Net earnings ...................             --              --              --      13,187,918              --    $ 13,187,918
  Foreign currency
    translation adjustments ......             --              --              --              --        (231,636)       (231,636)
  Additional minimum
    pension liability (net
    of tax of $552,594) ..........             --              --              --              --        (864,311)       (864,311)
                                                                                                                     ------------
 Total Comprehensive Income ......             --              --              --              --              --    $ 12,091,971
                                                                                                                     ============
  Cash dividends declared
    ($.51 per share) .............             --              --              --      (1,917,816)
  Conversions of Class B
    Common Stock to
    Common Stock .................          6,423          (6,423)             --              --              --
  Stock options exercised ........         47,746              --       1,016,409              --              --
  Income tax benefit from
    stock options exercised ......             --              --         149,688              --              --
  Shares purchased and retired ...         (7,500)             --         (56,438)       (131,509)             --
                                     ------------    ------------    ------------    ------------    ------------
Balance, December 31, 2002 .......   $  2,886,456    $    902,608    $  4,999,047    $ 77,092,150    $ (1,095,947)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2002, 2001 and 2000

                                                                            2002            2001            2000
                                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings ....................................................   $ 13,187,918    $  9,501,242    $ 10,622,333
    Adjustments to reconcile net earnings to net cash
     provided by operating activities --
        Depreciation ................................................      2,104,960       1,608,525       1,489,511
        Amortization of debt issuance costs .........................        126,159              --              --
        Deferred income taxes .......................................      1,164,000         295,000       1,110,000
        Deferred compensation .......................................        184,380         172,307         161,041
        Pension expense (income) ....................................         13,971        (241,850)       (318,385)
        (Gain) loss on sale of assets ...............................          5,694         (95,350)          6,677
        Gain on sale of other investments ...........................             --        (504,427)             --
        Increase in cash surrender value of life insurance ..........       (551,394)       (493,376)       (417,791)
        Changes in operating assets and liabilities
              (net of acquired business) -
           Accounts receivable ......................................        852,193       2,997,233      (1,960,932)
           Inventories ..............................................     (7,374,620)     (3,788,440)      5,826,515
           Prepaids and other current assets ........................        (39,647)         19,811        (119,805)
           Accounts payable .........................................      5,672,219        (638,056)     (3,448,024)
           Accrued liabilities and other ............................      1,439,578          34,937        (983,096)
           Accrued income taxes .....................................     (2,468,382)      1,121,040        (317,620)
                                                                        ------------    ------------    ------------
              Net cash provided by operating activities .............     14,317,029       9,988,596      11,650,424
                                                                        ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Florsheim assets .................................    (48,477,847)             --              --
    Purchase of marketable securities ...............................     (6,004,234)             --      (5,565,951)
    Proceeds from maturities of marketable securities ...............      9,899,355       8,334,637       5,745,678
    Proceeds from sales of other investments ........................             --         603,807              --
    Purchase of plant and equipment .................................     (8,194,532)       (743,956)     (1,204,363)
    Proceeds from sales of plant and equipment ......................          2,200         165,595          29,754
                                                                        ------------    ------------    ------------
              Net cash (used for) provided by investing activities ..    (52,775,058)      8,360,083        (994,882)
                                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Debt issuance costs .............................................       (374,057)             --              --
    Cash dividends paid .............................................     (1,878,604)     (1,790,792)     (1,731,337)
    Shares purchased and retired ....................................       (195,447)     (5,784,410)     (6,786,293)
    Proceeds from stock options exercised ...........................      1,064,155         255,375       1,130,415
    Net borrowings (repayments) under revolving credit
     facilities .....................................................     30,292,088       2,302,956      (3,593,052)
                                                                        ------------    ------------    ------------
              Net cash provided by (used for) financing activities ..     28,908,135      (5,016,871)    (10,980,267)
                                                                        ------------    ------------    ------------

    Net (decrease) increase in cash and cash equivalents ............     (9,549,894)     13,331,808        (324,725)
                                                                        ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, at beginning of year .....................   $ 16,850,998    $  3,519,190    $  3,843,915
                                                                        ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, at end of year ...........................   $  7,301,104    $ 16,850,998    $  3,519,190
                                                                        ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION:
    Income taxes paid, net of refunds ...............................   $  9,069,613    $  3,787,203    $  4,699,673
    Interest paid ...................................................   $    893,957    $    321,574    $    633,089

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2002, 2001 and 2000

1.  NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S. based manufacturer and distributor of men's branded footwear. The Company's brands include Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams. The Company's products are primarily sold to unaffiliated retailers throughout the United States. The Company also has a wholesale operation in Europe and has license agreements with third parties to sell its products internationally. In addition, the Company operates 30 retail stores in the United States and 3 in Europe.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries ("The Company"). All significant intercompany items are eliminated in the consolidated financial statements.

Revenue Recognition - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company. Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers. All product sales are recorded net of estimated allowances for returns and discounts. Revenue from third party license agreements is recognized in the period earned.

Inventories - Inventories are valued at cost, which is not in excess of market, determined on a last-in, first-out (LIFO) basis. Inventory costs include material, labor and factory overhead. See Note 6.

Plant and Equipment and Depreciation - Plant and equipment are stated at cost and depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 5 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets - Property, plant and equipment and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of long-lived assets in fiscal 2002, 2001, 2000.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 11.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of common stock options. Diluted earnings per share includes any dilutive effects of common stock options. See Note 15.

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2002, approximately $5.5 million of our cash and cash equivalents were held at two banks.

Foreign Currency Translation - Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Financial Instruments - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended, requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted this standard on January 1, 2001. The adoption of this standard did not have a material effect on the Company's financial statements.

The Company has entered into forward exchange contracts designated as cash flow hedges for the purpose of hedging against foreign currency risk arising from firmly committed inventory purchases with outside foreign vendors. At December 31, 2002, the Company has financial contracts outstanding to purchase 2,000,000 euro at a total price of $1,932,000. These contracts all expire in 2003. Based upon year-end exchange rates, there are no significant gains or losses on outstanding contracts.

Comprehensive Income - Comprehensive Income includes net income and changes in Other Comprehensive Loss. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Loss in the Consolidated Statements of Shareholders' Investment. At December 31, 2002, Accumulated Other Comprehensive Loss consists of the additional minimum pension liability of $864,311 (net of tax) and Cumulative Translation Adjustment losses of $231,636.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Shipping and Handling Fees - The Company classifies shipping and handling fees billed to customers as revenues. The corresponding shipping and handling expenses are included in selling and administrative expenses and totaled $1,284,000, $774,000 and $1,014,000 for 2002, 2001 and 2000, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs were $6,426,000, $4,961,000 and $4,826,000 in 2002, 2001 and 2000,
respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses reduced net sales by $2,842,000, $1,949,000 and $1,842,000 for 2002, 2001 and 2000,
respectively.

Stock-Based Compensation - In December 2002, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". The Company adopted the disclosure provisions of this statement in 2002. At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 17. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

New Accounting Pronouncements - In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS 141 were effective for all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS 142 addresses the method of accounting for acquired goodwill and other intangible assets upon, and subsequent to, the date of acquisition. Among other provisions, SFAS 142 eliminates the amortization of goodwill and replaces it with periodic assessments of the realization of the recorded goodwill and indefinitely-lived intangibles. SFAS 142 was effective as of January 1, 2002 and for business combinations initiated after July 1, 2001. The adoption of these statements did not impact the Company's results of operations or financial position. The Company's acquisition in 2002 was recorded in accordance with these pronouncements (See Note 3).

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

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement in 2003 is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its consolidated financial position, results of operations or cash flows.

3.  ACQUISITION

On May 20, 2002, the Company acquired from Florsheim Group, Inc. and its subsidiaries (collectively, "Florsheim"), certain assets of Florsheim's U.S. wholesale business, including its accounts receivable, trademarks, and other information assets, wholesale inventory (with specified exceptions) and other specified assets, as well as the leaseholds and associated assets for 23 retail and outlet shoe stores.

As part of the asset purchase agreement, the Company also agreed to purchase certain assets of Florsheim Europe S.r.l. and Florsheim France SARL, two wholly-owned subsidiaries of Florsheim. The acquisition of Florsheim Europe closed on July 1, 2002 for approximately $400,000 plus the assumption of operating liabilities. The acquisition of Florsheim France closed on July 27, 2002, for approximately $10,000 plus the assumption of certain operating liabilities. The domestic and foreign assets acquired and liabilities assumed are collectively referred to as the "Acquired Business."

Florsheim had been an international distributor of men's dress and casual footwear. As a result of the acquisition, the Company has acquired a leading brand name in the men's footwear industry with worldwide name recognition. Weyco believes that the brand will complement the Company's current brands, and will enhance the Company's position as a leading distributor of men's casual and dress footwear. The Company also expects to achieve certain economies of scale.

The total purchase price of the Acquired Business was $48.5 million, including $1.7 million of acquisition costs. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated on a preliminary basis to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The results of operations of the Acquired Business have been included in the Consolidated Condensed Financial Statements since the respective dates of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the respective dates of acquisition (in thousands):

             Accounts receivable ......   $ 12,156
             Inventory ................     24,865
             Other current assets .....        597
             Fixed assets .............        734
             Trademarks ...............     10,822
                                          --------
                                            49,174
                Current liabilities ...       (696)
                                          --------
                                          $ 48,478
                                          ========

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the acquired Florsheim trademark of $10.8 million is not being amortized, as it has an indefinite life. The Company completed an impairment test of the acquired trademark as of December 31, 2002, and found that no impairment currently exists.

The following table sets forth the unaudited proforma information for the Company as if the acquisition of the Acquired Business had occurred as of the beginning of each year (in thousands, except per share data):

                                                  2002          2001
                                              -----------   -----------
             Net sales ....................   $   214,399   $   222,597
             Net earnings .................   $    15,056   $     8,719

             Basic earnings per share .....   $      4.00   $      2.27
             Diluted earnings per share ...   $      3.93   $      2.26

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all short-term financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value of marketable securities is estimated based upon quoted market rates. The carrying amount of long-term debt approximates fair value as it bears interest at market rates.

5.  INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 2002 and 2001 are as follows:

                                                                     2002                        2001
                                                          -------------------------   -------------------------
                                                           Amortized      Market       Amortized      Market
                                                              Cost        Value           Cost        Value
                                                          -----------   -----------   -----------   -----------
Municipality bonds:
   Current ...............................                $ 2,099,140   $ 2,119,001   $ 3,266,846   $ 3,297,767
   Due from one through five years .......                  7,038,428     7,387,517     7,178,686     7,377,321
   Due from five through ten years .......                    823,614       877,078     3,414,410     3,494,159
   Due from ten through twenty years .....                     63,581        63,350        59,364        56,224
   Due from twenty through thirty years ..                    100,504       100,000       101,082       100,000
                                                          -----------   -----------   -----------   -----------
          Total ..........................                $10,125,267   $10,546,946   $14,020,388   $14,325,471
                                                          ===========   ===========   ===========   ===========

The unrealized gains and losses on investment securities at December 31 are:

                                     2002                            2001
                          ------------------------         -----------------------
                          Unrealized    Unrealized         Unrealized   Unrealized
                            Gains         Losses             Gains        Losses
                          ----------    ----------         ----------   ----------
Municipality bonds.....    $422,621        $942             $309,305      $4,222

6.  INVENTORIES

At December 31, 2002 and 2001, inventories consist of:

                                 2002          2001
                             -----------   -----------
Finished shoes ...........   $48,951,574   $17,006,221
Shoes in process .........       337,221       162,833
Raw materials ............       452,138       332,602
                             -----------   -----------
     Total inventories ...   $49,740,933   $17,501,656
                             ===========   ===========

The excess of current cost over LIFO cost of inventories as of December 31, 2002 and 2001 was $16,348,000 and $16,472,000, respectively.

7. PLANT AND EQUIPMENT

At December 31, 2002 and 2001, plant and equipment consists of:

                                                     2002          2001
                                                 -----------   -----------
Land .........................................   $ 2,582,110   $   471,814
Buildings ....................................    13,843,291     9,521,619
Machinery and equipment ......................    12,738,871    10,881,944
Retail fixtures and leasehold improvements ...     1,922,982     1,722,494
                                                 -----------   -----------
Plant and equipment ..........................    31,087,254    22,597,871
Less: accumulated depreciation ...............     8,927,271     7,260,488
                                                 -----------   -----------
    Plant and equipment, net .................   $22,159,983   $15,337,383
                                                 ===========   ===========

As of December 31, 2002, the Company has commitments totaling $7.7 million for a construction project to expand the Company's distribution center which is expected to be completed in the third quarter of 2003.

8.  OTHER ASSETS

Other Assets include the following amounts at December 31:

                                                 2002          2001
                                             -----------   -----------
Net pension assets (See Note 10) .........   $ 3,163,008   $ 4,421,726
Cash surrender value of life insurance ...     6,239,586     5,688,192
Unamortized debt issuance costs ..........       247,898            --
Other investments ........................        32,760        33,331
                                             -----------   -----------
                                             $ 9,683,252   $10,143,249
                                             ===========   ===========

9.  LONG TERM DEBT

On May 17, 2002, the Company entered into a 2-year $60 million unsecured Revolving Line of Credit (the "Line of Credit") with a group of banks. The Company borrowed under the Line of Credit to fund the acquisition of the Acquired Business and future capital needs. The Line of Credit allows for the issuance of up to $20 million in non-rated commercial paper at market interest rates and additional bank borrowings at an interest rate of LIBOR plus from 150 to 250 basis points. At December 31, 2002, outstanding borrowings under the Line of Credit were $37.8 million, consisting of $10.8 million of commercial paper with an average interest rate of 1.69% and $27.0 million of bank borrowings with an average interest rate of 4.01%. The Company also pays a fee of .4375% on the unused portion of the Line of Credit.

The Company incurred $374,000 of debt issuance costs related to this new Line of Credit. These costs are included in Other Assets and are being amortized over the term of the Line of Credit. The Line of Credit includes certain financial covenants, including a minimum net worth of $79.9 million at December 31, 2002 and minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) levels and a minimum ratio of funded debt to EBITDA. As of December 31, 2002, the Company is in compliance with all covenants.

10.  EMPLOYEE RETIREMENT PLANS

The Company has two defined benefit retirement plans covering substantially all employees, as well as an unfunded supplemental pension plan for key executives. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company's funding policy for the two defined benefit retirement plans is to make contributions to the plans such that all employees' benefits will be fully provided by the time they retire. Plan assets are stated at market value and consist primarily of U. S. government securities, corporate obligations and corporate equities.

The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2002 and 2001:

CHANGE IN BENEFIT OBLIGATION
                                                           2002             2001
                                                       ------------    ------------
Benefit obligation, beginning of year ..............   $ 19,123,000    $ 18,059,000
Service cost .......................................        498,000         393,000
Interest cost ......................................      1,339,000       1,310,000
Actuarial loss .....................................      2,614,000         602,000
Benefits paid ......................................     (1,291,000)     (1,241,000)
                                                       ------------    ------------
Benefit obligation, end of year ....................   $ 22,283,000    $ 19,123,000
                                                       ============    ============

CHANGE IN PLAN ASSETS

Fair value of plan assets, beginning of year .......   $ 21,020,000    $ 21,940,000
Actual return on plan assets .......................        394,000         150,000
Contributions ......................................        172,000         171,000
Benefits paid ......................................     (1,291,000)     (1,241,000)
                                                       ------------    ------------
Fair value of plan assets, end of year .............   $ 20,295,000    $ 21,020,000
                                                       ============    ============

Funded status of plan ..............................   $ (1,988,000)   $  1,897,000
Unrecognized net actuarial loss ....................      6,240,000       2,282,000
Unrecognized prior service cost ....................        328,000         384,000
Unrecognized net transition asset ..................             --        (141,000)
                                                       ------------    ------------
Net amount recognized ..............................   $  4,580,000    $  4,422,000
                                                       ============    ============

AMOUNTS RECOGNIZED IN THE BALANCE SHEETS CONSIST OF:

Other assets .......................................   $  3,163,000    $  4,422,000
Accumulated other comprehensive income .............      1,417,000              --
                                                       ------------    ------------
Net amount recognized ..............................   $  4,580,000    $  4,422,000
                                                       ============    ============

Assumptions used in determining the funded status for 2002 and 2001 are:

                                                2002       2001
                                                ----       ----
Discount rate ............................      6.75%      7.25%
Rate of compensation increase ............      5.0%       5.0%
Long-term rate of return on plan assets ..      8.5%       8.5%


The components of net periodic pension cost for the years ended December 31, 2002, 2001 and 2000, are:

                                                       2002           2001           2000
                                                   -----------    -----------    -----------
Benefits earned during the period ..............   $   498,000    $   393,000    $   352,000
Interest cost on projected benefit obligation ..     1,339,000      1,310,000      1,275,000
Expected return on plan assets .................    (1,738,000)    (1,822,000)    (1,823,000)
Net amortization and deferral ..................       (85,000)      (123,000)      (122,000)
                                                   -----------    -----------    -----------
Net pension expense (income) ...................   $    14,000    $  (242,000)   $  (318,000)
                                                   ===========    ===========    ===========

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $7,334,000, $6,778,000 and $3,956,000, respectively, as of December 31, 2002, and $2,824,000, $1,878,000 and $0, respectively, as of December 31, 2001.

The Company also has a defined contribution plan covering substantially all employees not covered by a collective bargaining agreement. During 2002, 2001 and 2000 the Company contributed $106,000, $90,000 and $93,000, respectively, to the plan.

11.  INCOME TAXES

The provision for income taxes includes the following components:

                                 2002          2001          2000
                              ----------    ----------    ----------
Current --
    Federal ...............   $5,434,000    $3,766,000    $3,773,000
    State .................    1,023,000       860,000       765,000
    Foreign ...............      179,000       279,000       202,000
                              ----------    ----------    ----------
         Total ............    6,636,000     4,905,000     4,740,000
Deferred ..................    1,164,000       295,000     1,110,000
                              ----------    ----------    ----------
         Total provision ..   $7,800,000    $5,200,000    $5,850,000
                              ==========    ==========    ==========
Effective tax rate ........   $     37.2%         35.4%         35.5%
                              ==========    ==========    ==========

The difference between the effective tax rate and the Federal income tax rate of 35% in 2002 and 34% in 2001 and 2000 is due to state income taxes, net of the Federal tax benefit, of 3.1% in 2002, 3.8% in 2001 and 3.2% in 2000, the effect of non-taxable municipal bond interest of (1.2%) in 2002, (2.2%) in 2001 and (2.1%) in 2000, and other miscellaneous items.

The foreign component of pretax net earnings was $664,000, $699,000 and $491,000 for 2002, 2001 and 2000, respectively.

The components of deferred taxes as of December 31, 2002 and 2001, are as follows:


                                                         2002           2001
                                                     -----------    -----------
Deferred tax assets:
    Accounts receivable and inventory reserves ...   $   307,000    $ 1,317,000
    Deferred compensation ........................     1,099,000      1,027,000
    Other ........................................     1,015,000        722,000
                                                     -----------    -----------
                                                       2,421,000      3,066,000
Deferred tax liabilities:
    Pension asset ................................    (1,234,000)    (1,724,000)
    Cash value of life insurance .................    (1,168,000)    (1,069,000)
    Depreciation .................................    (1,014,000)      (657,000)
                                                     -----------    -----------
                                                      (3,416,000)    (3,450,000)
                                                     -----------    -----------
          Net deferred tax liability .............   $  (995,000)   $  (384,000)
                                                     ===========    ===========

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows:


                                                   2002           2001
                                                -----------    -----------
Current deferred income tax benefits ........   $ 2,421,000    $ 3,068,000
Noncurrent deferred income tax liabilities ..    (3,416,000)    (3,452,000)
                                                -----------    -----------
                                                $  (995,000)   $  (384,000)
                                                ===========    ===========

12.  DEFERRED COMPENSATION

The Company has deferred compensation agreements with certain former executives. The Company expensed $184,000 in 2002, $172,000 in 2001 and $161,000 in 2000 in
connection with these agreements. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.

13.  OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. Total minimum rents were $1,686,000 in 2002, $600,000 in 2001 and $724,000 in 2000. Percentage rentals were $36,000 in
2002, $42,000 in 2001, and $39,000 in 2000.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002, are shown below. Renewal options exist for many long-term leases.

      2003.....   2,245,000
      2004.....   1,904,000
      2005.....   1,244,000
      2006.....     840,000
      2007.....     546,000
Thereafter.....     102,000
                 ----------
         Total   $6,881,000
                 ==========

14.  SHAREHOLDERS' INVESTMENT

Each share of Class B Common Stock has 10 votes, may only be transferred to certain permitted transferees, is convertible to one share of Common Stock at the holder's option and shares equally with the Common Stock in cash dividends and liquidation rights.

In April 1998, the Company's Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. The Company also buys back shares of its common stock in private transactions at prevailing prices. During 2000, the Company purchased 187,500 shares at a total cost of $4,575,000 under the program, and 85,600 shares at a total cost of $2,211,000 in private transactions. During 2001, the Company purchased 177,500 shares at a total cost of $4,158,000 under the program, and 65,000 shares at a total cost of $1,626,000 in private transactions, and during 2002, the Company purchased 5,000 shares at a total cost of $126,750 under the program, and 2,500 shares at a total cost of $68,697 in private transactions. At December 31, 2002, the Company is authorized to buy an additional 605,600 shares under the program.

15.  EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

                                                          2002          2001          2000
                                                       -----------   -----------   -----------
Numerator:
  Net earnings .....................................   $13,187,918   $ 9,501,242   $10,622,333
                                                       ===========   ===========   ===========

Denominator:
  Basic weighted average shares outstanding ........     3,760,194     3,835,336     4,076,024
  Effect of dilutive securities:
    Employee stock options .........................        75,434        26,331        32,210
                                                       -----------   -----------   -----------
  Diluted weighted average shares outstanding ......     3,835,628     3,861,667     4,108,234
                                                       ===========   ===========   ===========

Basic earnings per share ...........................   $      3.51   $      2.48   $      2.61
                                                       ===========   ===========   ===========
Diluted earnings per share .........................   $      3.44   $      2.46   $      2.59
                                                       ===========   ===========   ===========

Diluted weighted average shares outstanding for 2002 exclude outstanding options to purchase 95,900 shares of common stock at a weighted-average price of $36.32 because they are antidilutive. 2001 diluted weighted average shares outstanding exclude outstanding options to purchase 156,236 shares of common stock at a weighted-average price of $25.65 because they are antidilutive. 2000 diluted weighted average shares outstanding exclude outstanding options to purchase 148,500 shares of common stock at a weighted-average price of $25.64 because they are antidilutive.

16.  SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed nationwide through more than 10,000 shoe, clothing and department stores. All sales are to unaffiliated customers in North America. There were no customers that accounted for 10% or more of total sales in 2002. In 2001 and 2000, sales to the Company's largest customer were 10% of total sales. In addition, at December 31, 2001, another customer's accounts receivable balance was 11% of the Company's total outstanding accounts receivable. There are no other individually significant customers.

In the retail division, the Company currently operates 30 company-owned stores in principal cities in the United States, as well as three stores in Europe. Twenty-three of the domestic retail stores, as well as the three in Europe, were acquired in 2002 as part of the Florsheim acquisition. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company's brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 2002, 2001 and 2000 are as follows:

                                                  Wholesale
                                                 Distribution             Retail                       Total
                                                 ------------             ------                       -----
2002
Net sales                                        $165,315,000           $15,885,000                $181,200,000
Depreciation                                        1,619,000               486,000                   2,105,000
Earnings from operations                           19,334,000            2,072,000                   21,406,000
Total assets                                      139,951,000             6,284,000                 146,235,000
Capital expenditures                                8,113,000                82,000                   8,195,000

2001
Net sales                                        $126,597,000            $5,096,000                $131,693,000
Depreciation                                        1,451,000               158,000                  1,609,000
Earnings from operations                           13,344,000                10,000                  13,354,000
Total assets                                       96,139,000             1,815,000                  97,954,000
Capital expenditures                                  317,000               427,000                     744,000

2000
Net sales                                        $141,967,000            $6,188,000                $148,155,000
Depreciation                                        1,370,000               120,000                   1,490,000
Earnings from operations                           15,646,000               326,000                  15,972,000
Total assets                                       90,122,000             1,821,000                  91,943,000
Capital expenditures                                  920,000               284,000                   1,204,000


All corporate assets are included in the wholesale distribution segment. Net sales above exclude intersegment sales, which are not material.

17.  STOCK-BASED COMPENSATION PLANS

The Company has two stock option plans: the 1996 Nonqualified Stock Option Plan and the 1997 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. All options are fully vested six months after the date of grant, and most expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date. No stock-based employee compensation expense has been reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, to stock-based employee compensation.

                                                      2002            2001             2000
                                                 --------------   -------------   --------------
Net earnings, as reported ....................   $   13,187,918   $   9,501,242   $   10,622,333
  Deduct:  Total stock-based employee
    compensation expense determined
    under fair value based method for
    all awards, net of related tax effects ...          721,857         418,352          439,637
                                                 --------------   -------------   --------------

Pro forma net income .........................   $   12,466,061   $   9,082,890   $   10,182,696
                                                 ==============   =============   ==============

Earnings per share
  Basic - as reported ........................   $         3.51   $        2.48   $         2.61
  Basic - pro forma ..........................             3.32   $        2.37   $         2.50

  Diluted - as reported ......................   $         3.44   $        2.46   $         2.59
  Diluted - pro forma ........................             3.25   $        2.35   $         2.48

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                                  2002                  2001                   2000
                                         ---------------------  --------------------   ---------------------
                                                     Wtd. Avg.             Wtd. Avg.               Wtd. Avg.
                                          Shares     Ex. Price   Shares    Ex. Price    Shares     Ex. Price
                                          ------     ---------   ------    ---------    ------     ---------
Outstanding at beginning of year .....    433,500    $  22.35    368,750    $  21.62    374,250    $  18.85
Granted ..............................     95,900       36.32     83,250       23.72     80,500       25.76
Exercised ............................    (47,746)      22.29    (18,500)      13.80    (85,000)      13.30
Forfeited ............................         --          --         --          --     (1,000)      25.13
                                         --------    --------   --------    --------   --------    --------
Outstanding at end of year ...........    481,654       25.14    433,500       22.35    368,750       21.62
                                         ========               ========               ========

Exercisable at end of year ...........    385,754       22.36    350,250       22.03    288,250       20.47
Weighted average fair market
value of options granted .............   $  11.37               $   7.78               $   8.47


The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                 2002       2001       2000
                                -------    -------    -------
Risk-free interest rate ....      3.69%      5.39%      5.18%
Expected dividend yields ...      1.45%      1.75%      1.75%
Expected remaining life ....    8.8 yrs.   8.6 yrs.   8.6 yrs.
Expected volatility ........      25.0%      23.0%      24.0%


Of the options outstanding at December 31, 2002, 61,400 are exercisable at $13.58, with a remaining contractual life of four years, and 324,354 are exercisable at prices ranging from $21.75 to $28.05, and have a weighted average remaining contractual life of six years. The remaining 95,900 are exercisable at prices ranging from $36.11 to $39.72 and have a weighted average remaining contractual life of nine years. At December 31, 2002, 133,100 shares of common stock have been reserved for future stock option grants under the plans.

18.      QUARTERLY FINANCIAL DATA (UNAUDITED)

2002                        First Quarter     Second Quarter(1)    Third Quarter(1)    Fourth Quarter(1)   Year(1)
----                        -------------     -----------------    ----------------    -----------------   -------
Net sales.................   $35,722,349         $32,532,514          $58,762,489         $54,182,766    $181,200,118
Gross earnings............    $9,477,071         $10,088,474          $18,763,722         $20,808,613     $59,137,880
Net earnings..............    $2,273,032          $1,648,988           $4,532,443          $4,733,455     $13,187,918
Net earnings per share
     -   Basic............          $.61                $.44                $1.20               $1.25           $3.51
     -   Diluted..........          $.60                $.43                $1.17               $1.23           $3.44

2001......................  First Quarter     Second Quarter(1)    Third Quarter(1)    Fourth Quarter(1)   Year(1)
----                        -------------     -----------------    ----------------    -----------------   -------
Net sales.................   $35,358,258         $31,541,688          $33,785,816         $31,007,134    $131,692,896
Gross earnings............    $9,200,349          $8,298,675           $9,232,863         $10,853,680     $37,585,567
Net earnings..............    $2,340,904          $1,627,421           $2,375,375          $3,157,542      $9,501,242
Net earnings per share
     -   Basic............          $.59                $.42                 $.63                $.84           $2.48
     -   Diluted..........          $.59                $.42                 $.62                $.83           $2.46

(1) Includes the operating results of the acquired Florsheim business since the dates of acquisition as discussed in Note 3.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheet of Weyco Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, shareholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Weyco Group, Inc. and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 14, 2002, except for Note 15, as to which the date was March 3, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
February 20, 2003

THIS REPORT SET FORTH BELOW IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.



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




ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 14, 2002, except for Note 15,
as to which the date is March 3, 2002

MANAGEMENT'S RESPONSIBILITIES
FOR FINANCIAL REPORTING

The management of Weyco Group, Inc. is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Company maintains internal control systems designed to provide reasonable assurance that the Company's financial records reflect the transactions of the Company and that its assets are protected from loss or unauthorized use.

The Company's 2002 financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon appears above. Management has made available to Deloitte & Touche LLP the Company's financial records and related data to allow them to evaluate the Company's system of accounting controls and provide an independent assessment of the financial statements of the Company.

The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices. To ensure independence, Deloitte & Touche LLP has full and free access to the Audit Committee to discuss the results of their audits, the adequacy of the Company's internal controls, and the quality of the Company's financial reporting.

DIRECTORS

Thomas W. Florsheim
    Chairman Emeritus

Thomas W. Florsheim, Jr.
     Chairman and Chief Executive Officer

John W. Florsheim
     President and Chief Operating Officer

Virgis W. Colbert
    Executive Vice President
     Miller Brewing Company

Robert Feitler
    Chairman, Executive Committee

Leonard J. Goldstein
    Retired,
    Former Chairman, President and Chief Executive Officer,
    Miller Brewing Company

Frederick P. Stratton, Jr.
    Chairman Emeritus
    Briggs & Stratton Corporation,
    Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim, Jr.
    Chairman and Chief Executive Officer

John W. Florsheim
     President and Chief Operating Officer

David N. Couper
    Vice President

James F. Gorman
    Senior Vice President

Peter S. Grossman
    Senior Vice President

John F. Wittkowske
    Senior Vice President, Chief Financial Officer and Secretary

SUPPLEMENTAL INFORMATION

ANNUAL MEETING

Shareholders are invited to attend Weyco Group, Inc.'s 2002 Annual Meeting at 10:00 a.m. on April 22, 2003, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.


STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038


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