Form 10-K, Exhibit 13
period 2003-12-31
WEYCO GROUP INC
filed 2004-03-12
CIK 106532

                                                                      Exhibit 13

                               2003 ANNUAL REPORT

                                WEYCO GROUP, INC.

To Our Shareholders:

2003 was an exciting year of progress and change for our Company. Following our May 2002 acquisition of the Florsheim brand, 2003 was a year of rolling up our sleeves and completing the integration of Florsheim into our Company.

Our net sales for 2003 were a record $215.8 million, up 19% from $181.2 million for 2002. Net earnings for 2003 were also a record $17.1 million, an increase of 30% over net earnings of $13.2 million for 2002. Diluted earnings per share were $2.91, up from $2.29 for 2002, an increase of 27%. Our increases for the year are directly related to our acquisition of the Florsheim brand.

Within the Florsheim brand, we worked through the excess inventory that we acquired, pruned back the distribution that did not fit Florsheim's position in the market, and retooled the product line to broaden the brand's appeal to a more modern consumer. In addition, we invested in an advertising campaign for the Florsheim brand, which we believe gives the brand a younger image and builds upon the tremendous awareness that Florsheim already has in the marketplace. Our focus for 2004 is on continuing to build the Florsheim brand for the long term, with the right retail partners, emphasizing department stores and better specialty stores.

Our other brands also continued to perform well in the marketplace. Our Comfort-Gel construction continues to be well-received by retail customers and consumers. This has driven our second straight year of wholesale sales growth for the Nunn Bush division.

Our Stacy Adams dress shoe business was strong this year, with high-single-digit sales increases. We fell short of last year in our SAO casual business, however, as the preferences of the consumers of streetwear casual footwear shifted more toward the athletic shoe market. We have been very busy putting together new designs for this line, and are committed to maintaining SAO as a key component of the Stacy Adams division.

Our licensing revenues more than doubled in 2003. Within the Stacy Adams division, we have had licensing agreements with apparel and accessory manufacturers for five years, with each year better than the last. We are pleased with this progression and even more pleased with the exposure this has provided for Stacy Adams. Florsheim royalties from footwear sales overseas also increased in 2003, partially due to the fact that this has been the first full year that we have owned the Florsheim brand, but also due to a new licensing agreement for socks sold in the United States. We are excited about the prospects for continued growth in this area of our business.

Our balance sheet continues to strengthen. Our cash flow from operations was up over 80% in 2003. We are pleased that our cash and marketable securities increased $2.1 million, while at the same time we paid down $9.9 million of our outstanding debt, spent $8.5 million on the expansion of our distribution center and repurchased $3.4 million of our common stock.

We are also proud to state that we continue to pay annually increasing dividends to our shareholders, with a dividend increase of over 15% during 2003.

Operationally, we had initially made room for the additional Florsheim inventory in 2002 by purchasing a new building adjacent to our existing distribution facility. During 2003, we connected the two separate buildings with a 275,000 square foot expansion, and reconfigured our distribution systems to create an efficient distribution flow for all products. The expansion project was completed in the third quarter of 2003. The result was one contiguous state of the art distribution center with room for future growth.

While we are pleased with our results for 2003, our work is far from over. We are excited about the growth opportunities of our brands as we head into 2004. We appreciate the support from all of our shareholders and are looking forward to a great 2004.

Thomas W. Florsheim, Jr.                                 John W. Florsheim
Chairman and Chief Executive Officer                     President and
                                                         Chief Operating Officer

                                                                   Annual Report

SELECTED FINANCIAL DATA

                                                                      Years Ended December 31
                                          ------------------------------------------------------------------------
                                             2003(1)        2002 (1)        2001          2000           1999
                                          ------------   ------------   ------------   ------------   ------------
Net sales .............................   $215,761,000   $181,200,000   $131,693,000   $148,155,000   $132,905,000

Net earnings ..........................   $17,135,000    $ 13,188,000   $  9,501,000   $ 10,622,000   $ 11,058,000

Diluted earnings per share(2) .........   $       2.91   $       2.29   $       1.64   $       1.72   $       1.70

Weighted average diluted shares
 outstanding(2) .......................      5,878,287      5,753,442      5,792,501      6,162,351             --
                                                                                                         6,507,881

Cash dividends per share(2)  ..........   $        .38   $        .34   $        .31   $        .29   $        .26

Total assets ..........................   $151,186,000   $149,239,000   $ 97,954,000   $ 91,943,000   $ 95,919,000

Bank borrowings .......................   $ 27,945,000   $ 37,802,000   $         --   $         --   $         --

(1) Includes the operating results of the acquired Florsheim business. See Note 3 to the Consolidated Financial Statements for additional information.

(2) Earnings per share, weighted average shares and cash dividends per share for all years presented have been retroactively restated for the October
    1, 2003, 50% stock dividend.

COMMON STOCK DATA

                                                 2003                                                               2002
                                      --------------------------                                         --------------------------
                                       Price Range       Cash                                             Price Range       Cash
                                      --------------   Dividends                                         ---------------  Dividends
Quarter:                               High     Low     Declared   Quarter:                               High      Low   Declared
--------                              ------  ------   ---------   --------                              ------   ------  ---------
First .............................   $29.02  $20.51     $ .09     First .............................   $21.67   $16.90    $ .08
Second ............................    35.06   28.12       .09     Second ............................    27.33    19.33      .08
Third .............................    32.91   28.65       .10     Third .............................    26.67    20.67      .09
Fourth ............................    38.22   27.63       .10     Fourth ............................    25.13    21.84      .09
                                                         -----                                                              -----
                                                         $ .38                                                              $ .34
                                                         =====                                                              =====

Note: All stock price and dividend information has been adjusted to reflect the October 1, 2003, 50% stock dividend.

There are 268 holders of record of the Company's common stock and 114 holders of record of the Company's Class B common stock as of March 8, 2004.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 14 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a distributor of men's casual, dress and fashion shoes under the Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams brand names. Inventory is purchased from third party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. The Company's products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe. The Company also has a retail division, which consists of 30 Company-owned retail stores in the United States and three in Europe. Sales in retail outlets are made directly to consumers by Company employees. The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company's results are primarily impacted by the economic conditions and the retail environment in the United States.

The $48.5 million acquisition of the Florsheim brand and related assets in May 2002 had a significant impact on the operating results of the Company in 2002 and 2003. The largest impact of the acquisition is the overall increase in sales and earnings in 2002 and 2003. Also, in 2002 the Company purchased a new building adjacent to its current distribution center primarily to store the Florsheim inventory, at a total cost of $6.3 million. In 2003, the Company expanded its distribution center into one contiguous facility and reconfigured its distribution systems to maximize efficiency, at a total cost of $8.5 million. These are the major events affecting the operating results of 2002 and 2003. A more detailed analysis of results follows.

ACQUISITION

On May 20, 2002, the Company acquired certain assets of Florsheim Group, Inc.'s domestic wholesale and retail operations. On July 1 and July 27, 2002, the Company acquired certain assets and assumed the operating liabilities of Florsheim Europe S.r.l. and Florsheim France SARL, respectively. The total purchase price was $48.5 million, and the Company entered into a two-year revolving line of credit to fund the acquisition and related expenses. See Notes 3 and 9 of the Notes to Consolidated Financial Statements for further details of the acquisition and borrowings under the line of credit.

LIQUIDITY & CAPITAL RESOURCES

The Company's primary source of liquidity is its cash and short-term marketable securities, which aggregated $13,298,000 at December 31, 2003 and $9,400,000 as of December 31, 2002. During 2003, the primary source of cash was operations, while the primary uses of cash were purchases of plant and equipment, repayment on borrowings, and the repurchase of shares of the Company's common stock.

The increase in net cash provided by operating activities this year reflects the increase in net income for the year, which is largely the result of increased sales volume since the 2002 acquisition. In addition, inventory, accounts payable and accrued income tax receivable balances were at high levels at December 31, 2002 due to the acquisition. By the end of 2003, they have returned to more normalized levels. The changes in these account balances had a positive impact on net cash provided by operating activities.

Capital expenditures included $8.5 million to expand and reconfigure the distribution center to more efficiently handle the increased volumes resulting from the acquisition. The project was completed in the third quarter of 2003, and was financed by draws on the existing line of credit. As of December 31, 2003, there were no significant commitments for this or other capital projects. Capital expenditures for 2004 are expected to return to normal levels of approximately $1 to $2 million.

As of December 31, 2003, the Company had a total of $50 million available under its existing borrowing facility, of which total borrowings were $27,945,000. This facility includes certain financial covenants, including minimum net worth levels, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA. As of December 31, 2003 the Company was in compliance with all covenants.

In February 2004, the Company entered into an amended and restated loan agreement. The total credit available remained at $50 million and financial covenants remained the same. The major difference in the new facility is that it is now a one-year credit agreement and allows the Company to finance more of its debt at lower interest rates and reduces fees.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2004.

RESULTS OF OPERATIONS

2003 vs. 2002

Overall net sales for the year ended December 31, 2003 of $215.8 million increased 19% compared with $181.2 million for 2002. The increase resulted from increases in both the wholesale and retail segments (See Note 16 of the Notes to Consolidated Financial Statements for more information on operating segments). Wholesale net sales for the current year were $187.3 million, as compared with $163.6 million for 2002. Retail net sales for 2003 were $24.9 million, as compared with $15.9 million in 2002. Also included in overall net sales are licensing revenues of $3.6 million in 2003, as compared with $1.7 million in 2002.

For both the retail and wholesale segments, the primary reason for the increase in net sales between 2002 and 2003 was due to 2003 including the Florsheim brand for a full year as compared with roughly seven months in 2002. In the Company's other brands, wholesale net sales for the Nunn Bush brand were up 1% while the Stacy Adams brand was down 2%. The Nunn Bush brand held steady in a challenging retail environment, while the Stacy Adams brand saw increases in its dress shoe business, but decreases in its SAO casual business. Management believes that its SAO casual business was down this year due to a shift by consumers from streetwear casual shoes toward athletic shoes. The Company is responding to this shift with new designs in the SAO line for 2004. In the retail division, the Company closed one retail store and opened one new store during 2003. Same-store sales increased 1.4% in 2003.

Gross earnings as a percent of net sales increased from 32.6% in 2002 to 35.4% for 2003. Licensing revenues, which have no related cost of sales, had an effect of increasing gross margins by .5% between 2002 and 2003. The remaining increase was due to an increase in wholesale gross margins of 1.3%, from 29.2% in 2002 to 30.5% in 2003. This increase was due primarily to increased gross margins in the Company's Florsheim division and was due to changes in product mix, as less excess and closeout merchandise was sold in 2003. In addition, 1% of the increase in overall gross margins is due to changes in the mix of wholesale and retail sales as a percentage of total sales. Retail sales, which carry a higher margin, comprised 11.5% of overall net sales in 2003 versus 8.8% in 2002.

Selling and administrative expenses as a percent of net sales were 22.8% in 2003 versus 20.8% in 2002. The increase is the result of increased wholesale selling and administrative expenses as a percent of net sales, from 18.2% in 2002 to 19.6% in 2003, and due to the previously discussed changes in the mix of wholesale and retail sales. Retail selling and administrative expenses as a percent of retail net sales dropped from 48.0% in 2002 to 47.6% in 2003.

The increase in wholesale selling and administrative expenses is primarily due to increased advertising expenses in 2003, as 2003 was the first year that the Company put forth full promotional efforts for the Florsheim brand. Advertising, net of co-op expenses, increased $1,843,000 in 2003. In addition, wholesale selling and administrative expenses included $478,000 of expenses related to eliminating manufacturing activities at the Company's plant in Beaver Dam, Wisconsin, late in 2003. The product that was previously assembled in Beaver Dam is now purchased from an overseas manufacturer.

Finally, wholesale selling and administrative expenses increased approximately $980,000 in 2003 due to increased pension expense this year which resulted from a curtailment loss due to the previously mentioned reduction in employees at Beaver Dam, as well as higher amortization of actuarial losses caused by the continued reduction in discount rates and lower than expected returns on prior year plan assets.

Interest income for 2003 was $529,000 as compared with $853,000 for 2002. This decrease was due to reductions in the average balance of marketable securities outstanding between 2002 and 2003.

Interest expense for 2003 was $1,375,000 as compared with $1,289,000 for 2002. The increase is primarily due to slightly higher average borrowings in 2003 due to the acquisition occurring mid-year in 2002.

The effective tax rate for 2003 is 35.8% as compared with 37.2% in 2002. The decrease in the rate is primarily due to the 2003 resolution of certain tax matters related to an audit of the Company's 1996 Federal tax return. The settlement had a favorable impact on the Company's 2003 tax provision, as the Company had previously provided an amount in excess of the final settlement.

2002 vs. 2001

Overall net sales for the year ended December 31, 2002 of $181.2 million have increased 38% compared with $131.7 million for 2001. The increase resulted from increases in both the wholesale and retail segments (See Note 16 of the Notes to Consolidated Financial Statements for more information on operating segments). Wholesale net sales for 2002 were $163.6 million, as compared with $125.8 million for 2001. Retail net sales for 2002 were $15.9 million, as compared with $5.1 million in 2001. Also included in overall net sales are licensing revenues of $1.7 million in 2002, as compared with $0.8 million in 2001.

Net sales for 2002 relating to the Florsheim wholesale and retail operations were $36.3 million and $11.7 million, respectively. Florsheim licensing revenues were $0.8 million. The Nunn Bush division sales were up 7% while the Stacy Adams division sales were down 3%. Excluding the acquisition of the Florsheim wholesale business and related licensing revenue, sales for Weyco's existing wholesale business were up $1.5 million in 2002. On the retail side, excluding the 2002 Florsheim retail business, retail sales were down $900,000 between 2001 and 2002. This is primarily due to the closing of two retail stores in January 2002.

Gross earnings as a percent of net sales increased from 28.5% in 2001 to 32.6% for 2002. Licensing revenues, which have no related cost of sales, had an effect of increasing gross margins by 0.1% between 2001 and 2002. The remaining increase is a result of increased gross earnings as a percent of net sales in the wholesale segment, from 27.1% in 2001 to 29.2% in 2002, as well as in the retail segment, from 52.5% in 2001 to 61.1% in 2002. In both segments, the increases are due to changes in product mix between years. In addition, a part of the increase in overall gross earnings as a percent of net sales is due to changes in the mix of wholesale and retail sales as a percentage of total sales. Retail sales, which carry a higher margin, comprised 8.8% of overall net sales in 2002 versus 3.9% in 2001.

Selling and administrative expenses as a percent of net sales were 18.4% in 2001 versus 20.8% in 2002. This is the result of increased wholesale selling and administrative expenses as a percent of net sales, from 17.0% in 2001 to 18.2% in 2002, and decreased retail selling and administrative expenses as a percent of net sales, from 52.3% in 2001 to 48.0% in 2002. The increase in wholesale selling and administrative expenses is due to the ramp-up of operations in 2002 to accommodate the Florsheim acquisition. The decrease in retail selling and administrative expenses as a percent of net sales is due to lower operating costs at the stores that were acquired in the 2002 acquisition. Overall selling and administrative expenses as a percent of net sales increased due to these factors and also due to the previously discussed change in the mix of retail and wholesale sales. The retail segment has significantly higher selling and administrative expenses as a percent of net sales than the wholesale segment.

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

The effective tax rate for 2002 is 37.2% as compared with 35.4% in 2001. The increase in the rate is primarily due to an increased federal statutory tax rate of 35% for 2002, as compared with 34% for 2001. Also, municipal bond income decreased for 2002 relative to pre-tax earnings, resulting in an increase in the effective tax rate.

Off-Balance Sheet Arrangements

The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments

The Company's significant contractual obligations are its bank borrowings, deferred compensation agreements, unfunded supplemental pension plan, and its operating leases, which are discussed further in the notes to the financial statements. The Company also has significant obligations to purchase inventory. The bank borrowings, deferred compensation and supplemental pension obligations are recorded on the Company's Consolidated Balance Sheets. Future obligations under operating leases are disclosed in Note 13. The table below provides summary information about these obligations.

                                           Payments Due by Period (in 000's)
                                      --------------------------------------------
                                                 Less                        More
                                                Than a    1 - 3    3 - 5    Than 5
                                       Total     Year     Years    Years    Years
                                      -------   -------   ------   ------   ------
Bank borrowings ...................   $27,945   $27,945       --       --       --
Deferred compensation .............     3,016     3,016       --       --       --
Supplemental pension plan .........     3,077       172      344      344    2,217
Operating leases ..................    10,550     2,356    3,502    1,618    3,074
Purchase obligations ..............    41,960    41,960       --       --       --
                                      -------   -------   ------   ------   ------
        Total .....................   $86,548   $75,449   $3,846   $1,962   $5,291

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

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to taxation and pension benefits. The allowances for sales returns and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience and current and expected economic conditions. Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.

The effective income tax rate is based on estimates of taxable income in each jurisdiction where income is earned. The Company also records a liability for potential income tax assessments based on estimates of potential exposure. Adjustments to the effective income tax rate may be required if actual taxable income or actual income tax assessments vary from the original estimates.

The pension benefit obligation and pension expense are calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at December 31, 2003 used a discount rate of 6.0% and an expected rate of return on plan assets of 8.5%. A 0.5% decrease in the discount rate would increase annual pension expense by approximately $15,000. A 0.5% decrease in expected return on plan assets would increase annual pension expense by approximately $117,000.

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

At December 31, 2003, the Company has forward exchange contracts outstanding to sell 6,000,000 Canadian dollars at a total price of $4,355,000. Based on December 31, 2003 exchange rates, there are no significant gains or losses on these contracts. All contracts expire in less than one year. Assuming a 10% appreciation in the U. S. dollar at December 31, 2003, there would be a loss on forward exchange contracts of $544,000.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its Revolving Line of Credit (the "Line of Credit"). As of December 31, 2003, $10 million of advances on the Line of Credit were outstanding at an average interest rate of 2.7% and $17.9 million of commercial paper was outstanding at an average interest rate of 1.4%. The interest expense for 2003 was $923,000. Assuming a 10% increase in the Company's weighted average interest rate on borrowings, interest expense in 2003 would have increased by $79,000.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company's outlook for the future. These statements represent the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. These factors could include significant adverse changes in the economic conditions affecting overseas suppliers or the men's footwear markets served by the Company, as well as changes in interest rates, discount rates, or currency exchange rates as discussed above.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2003, 2002 and 2001

                                                               2003             2002             2001
                                                           -------------    -------------    -------------
NET SALES ..............................................   $ 215,760,531    $ 181,200,118    $ 131,692,896

COST OF SALES ..........................................     139,315,498      122,062,238       94,107,329
                                                           -------------    -------------    -------------

       Gross earnings ..................................      76,445,033       59,137,880       37,585,567

SELLING AND ADMINISTRATIVE EXPENSES ....................      49,184,303       37,731,912       24,231,452
                                                           -------------    -------------    -------------
       Earnings from operations ........................      27,260,730       21,405,968       13,354,115

INTEREST  INCOME .......................................         528,531          853,032        1,021,687

INTEREST EXPENSE .......................................      (1,374,682)      (1,289,159)        (296,178)

OTHER INCOME  AND EXPENSE, net .........................         275,222           18,077          621,618
                                                           -------------    -------------    -------------

       Earnings before provision for income taxes ......      26,689,801       20,987,918       14,701,242

PROVISION FOR INCOME TAXES .............................       9,555,000        7,800,000        5,200,000
                                                           -------------    -------------    -------------

       Net earnings ....................................   $  17,134,801    $  13,187,918    $   9,501,242
                                                           =============    =============    =============

BASIC EARNINGS PER SHARE* ..............................   $        3.01    $        2.34    $        1.65
                                                           =============    =============    =============
DILUTED EARNINGS PER SHARE* ............................   $        2.91    $        2.29    $        1.64
                                                           =============    =============    =============

*Earnings per share figures have been adjusted to reflect the October 1, 2003, 50% stock dividend.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

                                                                                   2003            2002
                                                                               -------------   -------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .............................................   $   9,091,567   $   7,301,104
     Marketable securities, at amortized cost ..............................       4,206,100       2,099,140
     Accounts receivable, less reserves of $3,722,634 and
        $3,954,515 respectively ............................................      29,900,197      32,170,795
     Accrued income tax receivable .........................................         228,074       1,008,079
     Inventories ...........................................................      43,727,578      49,740,933
     Deferred income tax benefits ..........................................       2,483,037       2,421,000
     Prepaid expenses and other current assets .............................         968,264         803,108
                                                                               -------------   -------------
       Total current assets ................................................      90,604,817      95,544,159
                                                                               -------------   -------------
MARKETABLE SECURITIES, at amortized cost ...................................       6,273,638       8,026,127
OTHER ASSETS ...............................................................      13,750,574      12,687,075
PLANT AND EQUIPMENT, net ...................................................      29,689,257      22,159,983
TRADEMARK ..................................................................      10,867,969      10,821,681
                                                                               -------------   -------------
                                                                               $ 151,186,255   $ 149,239,025
                                                                               =============   =============
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
     Short-term borrowings .................................................   $  27,944,830   $          --
     Accounts payable ......................................................       7,465,606      11,268,713
     Dividend payable ......................................................         563,642         490,810
     Accrued liabilities -
         Wages, salaries and commissions ...................................       4,335,408       4,615,368
         Taxes other than income taxes .....................................         376,773          88,385
         Other .............................................................       3,567,665       3,769,620
                                                                               -------------   -------------
     Total current liabilities .............................................      44,253,924      20,232,896
                                                                               -------------   -------------
LONG-TERM PENSION LIABILITY ................................................       3,077,285       3,003,823
DEFERRED INCOME TAX LIABILITIES ............................................       5,009,158       3,416,000
LONG TERM DEBT .............................................................              --      37,801,992
SHAREHOLDERS' INVESTMENT:
     Common Stock, $1.00 par value, authorized 10,000,000 shares, issued and
         outstanding 4,324,983 shares in 2003 and 2,886,456 shares in 2002 .       4,324,983       2,886,456
     Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 1,305,435 shares in 2003 and
         902,608 shares in 2002 ............................................       1,305,435         902,608
     Capital in excess of par value ........................................       4,189,138       4,999,047
     Reinvested earnings ...................................................      88,917,253      77,092,150
     Accumulated other comprehensive income (loss) .........................         109,079      (1,095,947)
                                                                               -------------   -------------
        Total shareholders' investment .....................................      98,845,888      84,784,314
                                                                               -------------   -------------
                                                                               $ 151,186,255   $ 149,239,025
                                                                               =============   =============

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
For the years ended December 31, 2003, 2002 and 2001

                                                                                                          Accumulated
                                                                     Class B                   Capital       Other
                                                        Common        Common   in Excess of  Reinvested  Comprehensive Comprehensive
                                                         Stock         Stock     Par Value    Earnings   Income/(Loss)     Income
                                                      ------------- ----------- ------------- ----------  ------------- ------------
Balance, December 31, 2000  ..........................  3,053,895      918,955    3,780,797    63,591,622           --
        Net earnings..................................         --           --           --     9,501,242           --  $ 9,501,242
                                                                                                                        ===========
        Cash dividends declared ($.31 per share)*  ...         --           --           --    (1,796,554)          --
        Conversions of Class B Common Stock to
             Common Stock ............................      2,620       (2,620)          --            --           --
        Stock options exercised ......................     18,500           --      236,875            --           --
        Income tax benefit from
             stock options exercised .................         --           --       70,841            --           --
        Shares purchased and retired .................   (235,228)      (7,304)    (199,125)   (5,342,753)          --
                                                       ----------  -----------  -----------  ------------  -----------
Balance, December 31, 2001  ..........................  2,839,787      909,031    3,889,388    65,953,557           --
  Comprehensive Income -
         Net earnings ................................         --           --           --    13,187,918           --  $13,187,918
         Foreign currency translation adjustments ....         --           --           --            --     (231,636)    (231,636)
         Additional minimum pension liability (net
            of tax of $552,594)  .....................         --           --           --            --     (864,311)    (864,311)
                                                                                                                        -----------
  Total Comprehensive Income .........................         --           --           --            --           --  $12,091,971
                                                                                                                        ===========
         Cash dividends declared ($.34 per share)* ...         --           --           --    (1,917,816)
         Conversions of Class B Common Stock to
             Common Stock ............................      6,423       (6,423)          --            --           --
         Stock options exercised .....................     47,746           --    1,016,409            --           --
         Income tax benefit from
             stock options exercised .................         --           --      149,688            --           --
         Shares purchased and retired ................     (7,500)          --      (56,438)     (131,509)          --
                                                       ----------  -----------  -----------  ------------  -----------
Balance, December 31, 2002  ..........................  2,886,456      902,608    4,999,047    77,092,150   (1,095,947)
  Comprehensive Income -
         Net earnings ................................         --           --           --    17,134,801           --   17,134,801
         Foreign currency translation adjustments ....         --           --           --            --      340,715      340,715
         Additional minimum pension liability
              (net of tax of $552,594)  ..............         --           --           --            --      864,311      864,311
                                                                                                                        -----------
  Total Comprehensive Income .........................         --           --           --            --           --  $18,339,827
                                                                                                                        ===========
         Cash dividends declared ($.38 per share)* ...         --           --           --    (2,158,520)          --
         Common stock dividend .......................  1,463,354      437,269   (1,901,697)           --           --
         Conversions of Class B Common Stock to
             Common Stock ............................     34,442      (34,442)          --            --           --
         Stock options exercised .....................     50,881           --      962,061            --           --
         Income tax benefit from
             stock options exercised .................         --           --      229,693            --           --
         Shares purchased and retired ................   (110,150)          --      (99,966)   (3,151,178)          --
                                                       ----------  -----------  -----------  ------------  -----------
Balance, December 31, 2003  .......................... $4,324,983  $ 1,305,435  $ 4,189,138  $ 88,917,253  $   109,079
                                                       ==========  ===========  ===========  ============  ===========

*Cash dividends declared have been adjusted to reflect the October 1, 2003, 50% stock dividend.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2003, 2002 and 2001


                                                                          2003                2002            2001
                                                                          ----                ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings ..............................................        $ 17,134,801       $ 13,187,918    $  9,501,242
    Adjustments to reconcile net earnings to net cash
     provided by operating activities                                             -
       Depreciation ...........................................           2,322,794          2,104,960       1,608,525
       Amortization of debt issuance costs ....................             187,020            126,159              --
       Deferred income taxes...................................             978,527          1,164,000         295,000
       Deferred compensation ..................................             197,292            184,380         172,307
       Pension expense (income)................................             992,050             13,971        (241,850)
       (Gain) loss on sale of assets ..........................             (25,819)             5,694         (95,350)
       Gain on sale of other investments.......................                  --                 --        (504,427)
       Increase in cash surrender value of life insurance......            (574,371)          (551,394)       (493,376)
     Changes in operating assets and liabilities
              (net of acquired business) -
       Accounts receivable.....................................           2,270,598            852,193       2,997,233
       Inventories ............................................           6,013,355         (7,374,620)     (3,788,440)
       Prepaids and other current assets.......................            (165,156)           (39,647)         19,811
       Accounts payable........................................          (3,803,107)         5,672,219        (638,056)
       Accrued liabilities and other...........................            (258,149)         1,439,578          34,937
       Accrued income taxes....................................           1,009,700         (2,468,382)      1,121,040
                                                                       ------------       ------------    ------------
         Net cash provided by operating activities........               26,279,535         14,317,029       9,988,596
                                                                       ------------       ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Florsheim assets...........................             (46,288)       (48,477,847)             --
     Purchase of marketable securities.........................          (5,163,270)        (6,004,234)             --
     Proceeds from maturities of marketable securities.........           4,808,799          9,899,355       8,334,637
     Proceeds from sales of other investments..................                  --                 --         603,807
     Purchase of plant and equipment...........................          (9,833,660)        (8,194,532)       (743,956)
     Proceeds from sales of plant and equipment ...............              37,623              2,200         165,595
                                                                       ------------       ------------    ------------
         Net cash (used for) provided by investing activities..        (10,196,796)       (52,775,058)      8,360,083
                                                                       ------------       ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Debt issuance costs.......................................                  --           (374,057)             --
     Cash dividends paid ......................................          (2,086,763)        (1,878,604)     (1,790,792)
     Shares purchased and retired..............................          (3,361,294)          (195,447)     (5,784,410)
     Proceeds from stock options exercised.....................           1,012,943          1,064,155         255,375
     Net (repayments) borrowings under revolving credit
         facilities............................................          (9,857,162)        30,292,088       2,302,956
                                                                       ------------       ------------    ------------
         Net cash (used for) provided by financing activities..         (14,292,276)        28,908,135      (5,016,871)
                                                                       ------------       ------------    ------------

    Net increase (decrease) in cash and cash equivalents.......           1,790,463         (9,549,894)     13,331,808
                                                                       ------------       ------------    ------------

CASH AND CASH EQUIVALENTS, at beginning of year................        $  7,301,104       $ 16,850,998    $  3,519,190
                                                                       ------------       ------------    ------------

CASH AND CASH EQUIVALENTS, at end of year......................        $  9,091,567       $  7,301,104    $ 16,850,998
                                                                       ============       ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
    Income taxes paid, net of refunds..........................        $  7,543,171       $  9,069,613    $  3,787,203
    Interest paid..............................................        $  1,383,664       $    893,957    $    321,574

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2002 and 2001

1. NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S. based distributor of men's branded footwear. The Company's brands include Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams. The Company's products are primarily sold to unaffiliated retailers throughout the United States. The Company also has a wholesale operation in Europe and has licensing agreements with third parties to sell its products internationally. In addition, the Company operates 30 retail stores in the United States and three in Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries (the "Company"). All significant intercompany items are eliminated in the consolidated financial statements.

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

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2003 and 2002, approximately $6.4 million and $5.5 million, respectively, of the Company's cash and cash equivalents were held at two banks.

Inventories - Inventories are valued at cost, which is not in excess of market. Substantially all inventories are determined on a last-in, first-out (LIFO) basis. Inventory costs include the cost of shoes purchased from third party manufacturers, as well as related freight and duty. See Note 6.

Plant and Equipment and Depreciation - Plant and equipment are stated at cost and depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 5 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets - Property, plant and equipment and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no significant adjustments to the carrying value of long-lived assets in fiscal 2003, 2002, or 2001.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 11.

Financial Instruments - The Company has entered into forward exchange contracts designated as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" for the purpose of hedging against foreign currency risk. At December 31, 2003, the Company has financial contracts outstanding to sell 6,000,000 Canadian dollars at a total price of $4,355,000. These contracts all expire in 2004. Based upon year-end exchange rates, there are no significant gains or losses on outstanding contracts.

Revenue Recognition - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company. Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers. All product sales are recorded net of estimated allowances for returns and discounts. Revenue from third party licensing agreements is recognized in the period earned. For December 31, 2003, 2002 and 2001, licensing revenues were $3,576,000, $1,671,000 and $758,000, respectively.

Shipping and Handling Fees - The Company classifies shipping and handling fees billed to customers as revenues. The corresponding shipping and handling expenses are included in selling and administrative expenses and totaled $1,531,000, $1,284,000 and $774,000 for 2003, 2002 and 2001, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising costs were $9,265,000, $6,426,000 and $4,961,000 in 2003, 2002 and
2001, respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses reduced net sales by $3,838,000, $2,842,000 and $1,949,000 for 2003, 2002 and 2001,
respectively.

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

Stock Dividend - Certain share and all per share figures in this report have been adjusted to reflect the October 1, 2003, 50% stock dividend.

Comprehensive Income - Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss). The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders' Investment. At December 31, 2003, Accumulated Other Comprehensive Income consists of $109,079 of cumulative translation adjustment gains. At December 31, 2002, Accumulated Other Comprehensive Loss consisted of the additional minimum pension liability of $864,311 (net of tax) and cumulative translation adjustment losses of $231,636.

Stock-Based Compensation - In December 2002, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". The Company adopted the disclosure provisions of this statement in 2002. At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 17. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Reclassification - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

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

Florsheim had been an international distributor of men's dress and casual footwear. As a result of the acquisition, the Company acquired a leading brand name in the men's footwear industry with worldwide name recognition. Weyco believes that the brand complements the Company's current brands, enhances the Company's position as a leading distributor of men's casual and dress footwear, and allows the Company to achieve certain economies of scale.

The total purchase price of the Acquired Business was $48.5 million, including $1.7 million of acquisition costs. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated on a preliminary basis to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The purchase price was finalized in 2003, resulting in a $46,000 net increase in the value of the trademark since December 31, 2002. The results of operations of the Acquired Business have been included in the consolidated financial statements since the respective dates of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the respective dates of acquisition (in thousands):

Accounts receivable                                     $ 12,156
Inventory                                                 24,865
Other current assets                                         597
Fixed assets                                                 734
Trademark                                                 10,868
                                                        --------
                                                          49,220
   Current liabilities                                      (696)
                                                        --------
                                                        $ 48,524
                                                        ========

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the acquired Florsheim trademark of $10.9 million is not being amortized, as it has an indefinite life. The Company completed an impairment test of the acquired trademark as of December 31, 2003, and found that no impairment currently exists.

The following table sets forth the unaudited proforma information for the Company as if the acquisition of the Acquired Business had occurred as of the beginning of each previous year shown (in thousands, except per share data):

                                                      2002                    2001
                                                    --------                --------
Net sales                                           $214,399                $222,597
Net earnings                                        $ 15,056                $  8,719

Basic earnings per share                            $   2.67                $   1.51
Diluted earnings per share                          $   2.62                $   1.51

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all short-term financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value of marketable securities is estimated based upon quoted market rates (See Note
5). The carrying amount of short-term borrowings and long-term debt approximates fair value as it bears interest at current market rates.

5. INVESTMENTS

All of the Company's investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 2003 and 2002 are as follows:


                                                            2002                                  2003
                                                 ---------------------------         -------------------------------
                                                  Amortized         Market            Amortized            Market
                                                    Cost            Value                Cost               Value
                                                 -----------     -----------         -----------         -----------
Municipal bonds :
   Current                                       $ 4,206,100     $ 4,045,776         $ 2,099,140         $ 2,119,001
   Due from one through five years                 4,374,350       4,644,362           7,038,428           7,387,517
   Due from five through ten years                   880,000         880,000             823,614             877,078
   Due from ten through twenty years               1,019,288       1,026,353              63,581              63,350
   Due from twenty through thirty years                   --              --             100,504             100,000
                                                 -----------     -----------         -----------         -----------
          Total                                  $10,479,738     $10,596,491         $10,125,267         $10,546,946
                                                 ===========     ===========         ===========         ===========

The unrealized gains and losses on investment securities at December 31 are:

                                                            2003                                  2002
                                                 ---------------------------         -------------------------------
                                                  Unrealized     Unrealized          Unrealized           Unrealized
                                                     Gains         Losses               Gains               Losses
                                                  ----------     ----------          ----------           ----------
Municipal bonds. . . . . . . . . . .               $313,495       $196,742             $422,621             $942

6. INVENTORIES

At December 31, 2003 and 2002, inventories consist of:

                                                     2003                2002
                                                 -----------         -----------
Finished goods                                   $43,727,578         $48,951,574
Shoes in process                                          --             337,221
Raw materials                                             --             452,138
                                                 -----------         -----------
     Total inventories                           $43,727,578         $49,740,933
                                                 ===========         ===========

The excess of current cost over LIFO cost of inventories as of December 31, 2003 and 2002 was $12,413,000 and $12,488,000, respectively.

7. PLANT AND EQUIPMENT

At December 31, 2003 and 2002, plant and equipment consists of:

                                                      2003              2002
                                                  ------------     ------------
Land                                              $  2,645,566     $  2,582,110
Buildings and improvements                          19,526,186       13,843,291
Machinery and equipment                             16,167,204       12,738,871
Retail fixtures and leasehold improvements           2,575,294        1,922,982
                                                  ------------     ------------
Plant and equipment                                 40,914,250       31,087,254
Less: accumulated depreciation                     (11,224,993)      (8,927,271)
                                                  ------------     ------------
    Plant and equipment, net                      $ 29,689,257     $ 22,159,983
                                                  ============     ============

8. OTHER ASSETS

Other Assets include the following amounts at December 31:

                                                      2003             2002
                                                  ------------     ------------
Pension asset (See Note 10)                       $  6,837,669     $  6,166,831
Cash surrender value of life insurance               6,813,957        6,239,586
Unamortized debt issuance costs                         60,878          247,898
Other investments                                       38,070           32,760
                                                  ------------     ------------
                                                  $ 13,750,574     $ 12,687,075
                                                  ============     ============

9. LONG TERM DEBT

On May 17, 2002, the Company entered into a two-year $60 million unsecured Revolving Line of Credit (the "Line of Credit") with a group of banks. The Company borrowed under the Line of Credit to fund the 2002 acquisition and for other capital needs. The Line of Credit allowed for the issuance of up to $20 million in non-rated commercial paper at market interest rates and additional bank borrowings at an interest rate of LIBOR plus from 150 to 250 basis points. In accordance with the original agreement, the Line of Credit was reduced to $50 million on April 30, 2003. On May 5, 2003, the Line of Credit agreement was extended an additional year, to April 30, 2005. At December 31, 2003, outstanding borrowings under the Line of Credit were $27.9 million, consisting of $17.9 million of commercial paper with an average interest rate of 1.39% and $10 million of bank borrowings with an average interest rate of 2.7%. The Company also pays a fee of .4375% on the unused portion of the Line of Credit.

In 2002, the Company incurred $374,000 of debt issuance costs related to this Line of Credit. These costs are included in Other Assets and are being amortized over the term of the Line of Credit. At December 31, 2003, $61,000 of costs remain in Other Assets. The Line of Credit includes certain financial covenants, including a minimum net worth of $92.8 million at December 31, 2003, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA. As of December 31, 2003, the Company is in compliance with all covenants.

In February 2004, the Company renegotiated its Line of Credit, consolidating it into a $50 million, 364-day facility with a single bank. The Line of Credit now allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points. There are no fees on the unused portion of the Line of Credit. Financial covenants remain the same.

10. EMPLOYEE RETIREMENT PLANS

The Company had two defined benefit retirement plans covering substantially all employees which were combined into one plan as of December 31, 2003, as well as an unfunded supplemental pension plan for key executives. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company's funding policy for the defined benefit retirement plan is to make contributions to the plan such that all employees' benefits will be fully provided by the time they retire. Plan assets are stated at market value and consist primarily of equity securities and fixed income securities, mainly U. S. government and corporate obligations.

The Company's pension plan weighted average asset allocation at December 31, 2003 and 2002, by asset category, is as follows:

                                                                  Plan Assets at December 31
                                                                  ---------------------------
                                                                  2003                   2002
                                                                  ----                   ----
Asset Category -
  Equity Securities. . . . . . . . . . . . . . . . . . . . .       51%                    45%
  Fixed Income Securities . . . . . . . . . . . . . . . . .        48%                    49%
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . .        1%                     6%
                                                                  ---                    ----
    Total. . . . . . . . . . . . . . . . . . . . . . . . . .      100%                   100%

The Company has a Retirement Plan Committee, consisting of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, to manage the operations and administration of all benefit plans and related trusts. The committee has an investment policy for the pension plan assets that establishes target asset allocation ranges for the above listed asset classes as follows: equity securities: 30% - 70%; fixed income securities: 70% - 30%; other, principally cash: 0% - 20%. On a semi-annual basis, the committee reviews progress towards achieving the pension plan's performance objectives.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets assumption.

Assumptions used in determining the funded status at December 31 are:

                                                                      2003         2002
                                                                      ----         -----
Discount rate ................................................        6.0%         6.75%
Rate of compensation increase ................................        4.5%          5.0%
Long-term rate of return on plan assets ......................        8.5%          8.5%

All plans have a measurement date of December 31. The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2003 and 2002:

CHANGE IN BENEFIT OBLIGATION

                                                                             2003                   2002
                                                                          -----------           -----------
Benefit obligation, beginning of year ................................    $22,283,000           $19,123,000
Service cost .........................................................        571,000               498,000
Interest cost ........................................................      1,463,000             1,339,000
Plan amendments ......................................................         75,000                    --
Actuarial loss .......................................................      4,020,000             2,614,000
Benefits paid ........................................................     (1,316,000)           (1,291,000)
                                                                          -----------           -----------
Benefit obligation, end of year ......................................    $27,096,000           $22,283,000
                                                                          ===========           ===========

CHANGE IN PLAN ASSETS

                                                                             2003                   2002
                                                                          -----------           -----------
Fair value of plan assets, beginning of year .........................    $20,295,000           $21,020,000
Actual return on plan assets .........................................      4,870,000               394,000
Contributions ........................................................        172,000               172,000

Benefits paid ........................................................     (1,316,000)           (1,291,000)
                                                                          -----------           -----------
Fair value of plan assets, end of year ...............................    $24,021,000           $20,295,000
                                                                          ===========           ===========

Funded status of plan ................................................    $(3,075,000)          $(1,988,000)
Unrecognized net actuarial loss ......................................      6,648,000             6,240,000
Unrecognized prior service cost ......................................        187,000               328,000
                                                                          -----------           -----------
Net amount recognized ................................................    $ 3,760,000           $ 4,580,000
                                                                          ===========           ===========

AMOUNTS RECOGNIZED IN THE BALANCE SHEETS CONSIST OF:

                                                                             2003                   2002
                                                                          -----------           -----------
Other assets .........................................................    $ 6,837,000           $ 6,167,000
Long-term pension liability ..........................................     (3,077,000)           (3,004,000)
Accumulated other comprehensive income ...............................             --             1,417,000
                                                                          -----------           -----------
Net amount recognized ................................................    $ 3,760,000           $ 4,580,000
                                                                          ===========           ===========

The accumulated benefit obligation for the defined benefit pension plans was $23,562,000 and $19,343,000 at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

                                                                                       2003             2002
                                                                                       ----             ----
Projected benefit obligation ................................................       $ 3,887,000      $7,334,000
Accumulated benefit obligation ..............................................       $ 2,977,000      $6,778,000
Fair value of pension assets ................................................       $        --      $3,956,000

Assumptions used in determining net periodic pension cost at December 31 are:

                                                                                     2003            2002          2001
                                                                                     ----            ----          ----
Discount rate ..........................................................             6.75%           7.25%         7.5%
Rate of compensation increase ..........................................              5.0%            5.0%         5.0%
Long-term rate of return on plan assets ................................              8.5%            8.5%         8.5%

The components of net periodic pension cost for the years ended December 31, 2003, 2002 and 2001, are:

                                                                         2003          2002             2001
                                                                     ----------     -----------    -----------
Benefits earned during the period ..............................     $   571,000    $   498,000    $   393,000
Interest cost on projected benefit obligation ..................       1,463,000      1,339,000      1,310,000
Expected return on plan assets .................................      (1,674,000)    (1,738,000)    (1,822,000)
Net amortization and deferral ..................................         440,000        (85,000)      (123,000)
Curtailment loss ...............................................         192,000             --             --
                                                                     -----------    -----------    -----------
Net pension expense (income) ...................................     $   992,000    $    14,000    $  (242,000)
                                                                     ===========    ===========    ===========

The Company does not expect to make any contributions to its defined benefit pension plan in 2004

The Company also has a defined contribution plan covering substantially all employees. During 2003, 2002 and 2001, the Company contributed $125,000, $106,000 and $90,000, respectively, to the plan.

11. INCOME TAXES

The provision for income taxes includes the following components:

                                   2003          2002          2001
                                ----------    ----------    ----------
Current
    Federal ................    $6,884,000    $5,434,000    $3,766,000
    State ..................     1,426,000     1,023,000       860,000
    Foreign ................       266,000       179,000       279,000
                                ----------    ----------    ----------
          Total ............     8,576,000     6,636,000     4,905,000
Deferred ...................       979,000     1,164,000       295,000
                                ----------    ----------    ----------
          Total provision       $9,555,000    $7,800,000    $5,200,000
                                ==========    ==========    ==========
Effective tax rate .........          35.8%         37.2%         35.4%
                                ==========    ==========    ==========

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate were as follows for the years ended December 31, 2003, 2002 and 2001:

                                                         2003     2002     2001
                                                         ----     ----     ----
U. S. federal statutory income tax rate ............     35.0%    35.0%    34.0%
State income taxes, net of federal tax benefit......      3.4      3.1      3.8
Non-taxable municipal bond interest ................     (0.6)    (1.2)    (2.2)
Resolution of prior period tax matters .............     (2.4)      --       --
Other ..............................................      0.4      0.3     (0.2)
                                                         ----     ----     ----
                                                         35.8%    37.2%    35.4%
                                                         ====     ====     ====

During 2003, the Company resolved certain matters related to an audit of its 1996 Federal income tax return. The settlement had a favorable impact on the Company's 2003 tax provision, as the Company had previously provided an amount in excess of the final settlement.

The foreign component of pretax net earnings was $810,000, $664,000 and $699,000 for 2003, 2002 and 2001, respectively.

The components of deferred taxes as of December 31, 2003 and 2002, are as follows:

                                                             2003                          2002
                                                          -----------                  -------------
Deferred tax assets:
    Accounts receivable and inventory reserves .......    $    86,000                  $     307,000
    Deferred compensation ............................      1,176,000                      1,099,000
    Other ............................................      1,221,000                      1,015,000
                                                          -----------                  -------------
                                                            2,483,000                      2,421,000
                                                          -----------                  -------------
Deferred tax liabilities:
    Pension asset ....................................     (1,536,000)                    (1,234,000)
    Cash value of life insurance .....................     (1,332,000)                    (1,168,000)
    Depreciation .....................................     (1,761,000)                    (1,014,000)
    Other ............................................       (380,000)                            --
                                                          -----------                  -------------
                                                           (5,009,000)                    (3,416,000)
                                                          -----------                  -------------
          Net deferred tax liability .................    $(2,526,000)                 $    (995,000)
                                                          ===========                  =============

The net deferred tax liability is classified in the consolidated balance sheets as follows:

                                                                    2003                          2002
                                                                -----------                   -----------
Current deferred income tax benefits                            $ 2,483,000                   $ 2,421,000
Noncurrent deferred income tax liabilities                       (5,009,000)                  ( 3,416,000)
                                                                 ----------                   -----------
                                                                $(2,526,000)                  $  (995,000)
                                                                ===========                   ===========

12. DEFERRED COMPENSATION

The Company has deferred compensation agreements with certain former executives. The Company expensed $197,000 in 2003, $184,000 in 2002 and $172,000 in 2001 in
connection with these agreements. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.

13. OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. Total minimum rents were $2,569,000 in 2003, $1,686,000 in 2002, and $600,000 in 2001. Percentage rentals were $16,000 in 2003, $36,000 in 2002, and $42,000 in 2001.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003, are shown below. Renewal options exist for many long-term leases.

      2004 . . . . . . . . . . . . . . . . . . . . . .          $ 2,356,000
      2005 . . . . . . . . . . . . . . . . . . . . . .            1,971,000
      2006 . . . . . . . . . . . . . . . . . . . . . .            1,531,000
      2007. . . . . . . . . . . . . . . . . . . . . . .           1,040,000
      2008. . . . . . . . . . . . . . . . . . . . . . .             578,000
Thereafter. . . . . . . . . . . . . . . . . . . . . . .           3,074,000
                                                                -----------
                                                   Total        $10,550,000
                                                                ===========

14. SHAREHOLDERS' INVESTMENT

Each share of Class B common stock has 10 votes, may only be transferred to certain permitted transferees, is convertible to one share of common stock at the holder's option and shares equally with the common stock in cash dividends and liquidation rights.

In April 1998, the Company's Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. The Company also buys back shares of its common stock from time to time in private transactions at prevailing prices. During 2001, the Company purchased 177,500 shares at a total cost of $4,158,000 under the program, and 65,000 shares at a total cost of $1,626,000 in private transactions, and during 2002, the Company purchased 5,000 shares at a total cost of $126,750 under the program, and 2,500 shares at a total cost of $68,697 in private transactions. During 2003, the Company purchased 95,300 shares at a total cost of $2,862,992 under the program, and 14,850 shares at a total cost of $498,302 in private transactions. At December 31, 2003, the Company is authorized to buy an additional 813,100 shares under the program.

15. EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

                                                         2003           2002          2001
                                                         ----           ----          ----
Numerator:
  Net earnings ...................................   $  17,134,801   $13,187,918   $ 9,501,242
                                                     =============   ===========   ===========

Denominator:
  Basic weighted average shares outstanding ......       5,693,716     5,640,291     5,753,004
  Effect of dilutive securities :
    Employee stock options .......................         184,571       113,151        39,497
                                                     -------------   -----------   -----------
  Diluted weighted average shares outstanding ....       5,878,287     5,753,442     5,792,501
                                                     =============   ===========   ===========

Basic earnings per share .........................   $        3.01   $      2.34   $      1.65
                                                     =============   ===========   ===========
Diluted earnings per share .......................   $        2.91   $      2.29   $      1.64
                                                     -------------   ===========   ===========

Diluted weighted average shares outstanding for 2003 exclude outstanding options to purchase 154,875 shares of common stock at a weighted average price of $33.70 because they are antidilutive. 2002 diluted weighted average shares outstanding exclude outstanding options to purchase 143,850 shares of common stock at a weighted average price of $24.21 because they were antidilutive. 2001 diluted weighted average shares outstanding exclude outstanding options to purchase 234,354 shares of common stock at a weighted average price of $17.10 because they were antidilutive.

16. SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men's footwear.

Wholesale shoes are marketed through more than 10,000 shoe, clothing and department stores. Most sales are to unaffiliated customers in North America, with some distribution in Europe. In 2003, sales to the Company's largest customer were 12% of total sales. There were no customers that accounted for 10% or more of total sales in 2002. In 2001, sales to the Company's largest customer were 10% of total sales. There are no other individually significant customers.

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

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 2003, 2002 and 2001 are as follows:

                             Wholesale
                           Distribution      Retail         Total
                           ------------   ------------   ------------
2003

Product sales              $187,327,000   $ 24,858,000   $212,185,000
Licensing revenues            3,576,000             --      3,576,000
                           ------------   ------------   ------------
   Net sales                190,903,000     24,858,000    215,761,000
Depreciation                  1,603,000        720,000      2,323,000
Earnings from operations     23,388,000      3,873,000     27,261,000
Total assets                144,380,000      6,806,000    151,186,000
Capital expenditures          9,241,000        593,000      9,834,000

2002

Product sales              $163,644,000   $ 15,885,000   $179,529,000
Licensing revenues            1,671,000             --      1,671,000
                           ------------   ------------   ------------
   Net sales                165,315,000     15,885,000    181,200,000
Depreciation                  1,619,000        486,000      2,105,000
Earnings from operations     19,334,000      2,072,000     21,406,000
Total assets                142,955,000      6,284,000    149,239,000
Capital expenditures          8,113,000         82,000      8,195,000

2001

Product sales              $125,839,000   $  5,096,000   $130,935,000
Licensing revenues              758,000             --        758,000
                           ------------   ------------   ------------
   Net sales                126,597,000      5,096,000    131,693,000
Depreciation                  1,451,000        158,000      1,609,000
Earnings from operations     13,344,000         10,000     13,354,000

Total assets                 96,139,000      1,815,000     97,954,000
Capital expenditures            317,000        427,000        744,000

All corporate assets are included in the wholesale distribution segment. Net sales above exclude intersegment sales.

                                                                   Annual Report

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

The following table summarizes the stock option activity under the Company's plans for the years ended December 31:

                                            2003                        2002                           2001
                                   -------------------------    -------------------------   --------------------------
                                                Weighted                      Weighted                      Weighted
                                                 Average                      Average                       Average
                                    Shares    Exercise Price    Shares     Exercise Price    Shares     Exercise Price
                                   --------   --------------   --------    --------------   --------    --------------
Outstanding at beginning of year    722,481   $     16.76       650,250    $        14.90    553,125    $        14.41
Granted                             154,125         33.70       143,850             24.21    124,875             15.81
Exercised                           (57,756)        17.49       (71,619)            14.86    (27,750)             9.20
Forfeited                                --            --            --                --         --                --
                                   --------   -----------      --------    --------------   --------    --------------
Outstanding at end of year          818,850   $     19.91       722,481    $        16.76    650,250    $        14.90
                                   ========                    ========                     ========
Exercisable at end of year          818,850   $     19.91       578,631    $        14.91    525,375    $        14.69
Weighted average fair market
value of options granted           $  11.28                    $   7.58                     $   5.19

The following table summarizes information about stock options outstanding at December 31, 2003:

                                                            Weighted                                           Weighted
                                                             Average                                            Average
                   Range of                   Options       Remaining      Weighted Average    Options      Exercise Price of
               Exercise Price              Outstanding   Contractual Life    Exercise Price   Exercisable   Exercisable Options
----------------------------------------   -----------   ----------------  ----------------  -----------   --------------------
$9.06 ..................................      87,750          2.93            $   9.06          87,750          $  9.06
$14.50 to $18.70 .......................     442,125          5.61               15.93         442,125            15.93
$24.08 to $26.48 .......................     134,100          8.29               24.23         134,100            24.23
$33.58 to $36.94 .......................     154,875          9.21               33.70         154,875            33.70
                                           ---------     ---------            --------       ---------          -------
$ 9.06 to $36.94 .......................     818,850          6.13            $  19.91         818,850          $ 19.91
                                           =========     =========            ========       =========          =======

At December 31, 2003, 45,525 shares of common stock have been reserved for future stock option grants under the plans.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, to stock-based employee compensation.

                                                 2003              2002             2001
                                             --------------   --------------   --------------
Net earnings, as reported                    $   17,134,801   $   13,187,918   $    9,501,242
  Deduct:  Total stock-based employee
    compensation expense determined
    under fair value based method for
    all awards, net of related tax effects        1,141,734          721,857          418,352
                                             --------------   --------------   --------------
Pro forma net income .....................   $   15,993,067   $   12,466,061   $    9,082,890
                                             ==============   ==============   ==============
Earnings per share
    Basic - as reported ..................   $         3.01   $         2.34   $         1.65
    Basic - pro forma ....................   $         2.81   $         2.21   $         1.58

    Diluted - as reported ................   $         2.91   $         2.29   $         1.64
    Diluted - pro forma ..................   $         2.72   $         2.17   $         1.57

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                   2003               2002             2001
                                                -----------       -----------       ----------
Risk-free interest rate .....................         4.06%           3.69%             5.39%
Expected dividend yields ....................         1.30%           1.45%             1.75%
Expected remaining life .....................          8.8 yrs.        8.8 yrs.          8.6 yrs.
Expected volatility .........................         25.0%           25.0%             23.0%

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

       2003                  First Quarter(1)   Second Quarter(1)    Third Quarter(1)     Fourth Quarter(1)         Year(1)
       ----                  ----------------   -----------------    ----------------     -----------------     -------------
Net sales                       $60,379,924        $51,000,284         $49,817,256           $54,563,067        $ 215,760,531
Gross earnings                  $20,184,824        $17,613,896         $17,042,947           $21,603,366        $  76,445,033
Net earnings                    $ 4,671,194        $ 3,593,444         $ 3,508,974           $ 5,361,189        $  17,134,801
Net earnings per share
  -      Basic                  $       .82        $       .63         $       .62           $       .94        $        3.01
  -      Diluted                $       .80        $       .61         $       .59           $       .91        $        2.91

      2002                    First Quarter     Second Quarter(1)    Third Quarter(1)   Fourth Quarter(1)       Year(1)
      ----                    -------------     -----------------    ----------------   -----------------     ------------
Net sales                       $35,722,349        $32,532,514         $58,762,489        $54,182,766         $181,200,118
Gross earnings                  $ 9,477,071        $10,088,474         $18,763,722        $20,808,613         $ 59,137,880
Net earnings                    $ 2,273,032        $ 1,648,988         $ 4,532,443        $ 4,733,455         $ 13,187,918
Net earnings per share
-        Basic                  $       .41        $       .29         $       .80        $       .84         $       2.34
-        Diluted                $       .40        $       .29         $       .78        $       .82         $       2.29

(1)Includes the operating results of the acquired Florsheim business since the dates of acquisition as discussed in Note 3.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 financial statements based on our audits. The financial statements for the year ended December 31, 2001, before the stock dividend adjustments discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 14, 2002, except for Note 15, as to which the date is March 3, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 2, those financial statements have been revised to give effect to the stock dividend on October 1, 2003, discussed in Note 2. We audited the adjustments described in Note 2 that were applied to revise the 2001 financial statements for such stock dividend. Our audit procedures included (1) comparing the amounts shown in the share and earnings per share disclosures for 2001 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and statement of earnings amounts per the Company's accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock dividend and testing the mathematical accuracy of the underlying analysis. In our opinion, such adjustments have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 financial statements of the Company other than with respect to such stock dividend adjustments and, accordingly, we do not express an opinion or other form of assurance on the 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 20, 2004

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

The Company's 2003 financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon appears above. Management has made available to Deloitte & Touche LLP the Company's financial records and related data to allow them to evaluate the Company's system of accounting controls and provide an independent assessment of the financial statements of the Company.

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

John W. Florsheim
    President and Chief Operating Officer

James F. Gorman
    Senior Vice President

Peter S. Grossman
    Senior Vice President

John F. Wittkowske
    Senior Vice President, Chief Financial Officer and Secretary

SUPPLEMENTAL INFORMATION

ANNUAL MEETING

Shareholders are invited to attend Weyco Group, Inc.'s 2004 Annual Meeting at 10:00 a.m. on April 27, 2004, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.


STOCK EXCHANGE

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Market System
(NMS).

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

COMPANY HEADQUARTERS

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI  53212
414-908-1600
www.weycogroup.com

OTHER INFORMATION

COPIES OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION (FORM 10-K), ITS QUARTERLY REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION (FORM 10-Q'S), OR ITS CODE OF BUSINESS ETHICS WILL BE FURNISHED WITHOUT CHARGE TO ANY SHAREHOLDER (INCLUDING BENEFICIAL OWNERS) UPON WRITTEN OR TELEPHONE REQUEST.

Written requests should be sent to Investor Relations, Weyco Group, Inc., P. O. Box 1188, Milwaukee, Wisconsin 53201 or e-mailed to
Investor.Relations@weycogroup.com. Telephone inquires should be made to (414) 908-1600.