Form 10-K, Exhibit 13
period 2004-12-31
WEYCO GROUP INC
filed 2005-03-14
CIK 106532

Exhibit 13

2004 ANNUAL REPORT

WEYCO Group, Inc.

To Our Shareholders:

2004 was a record year for our Company. Net sales were a record $223.0 million, up 3.4% from 2003 net sales of $215.8 million. Net earnings were $20.3 million, an increase of 18.3% over 2003 net earnings of $17.1 million. Diluted earnings per share were $3.45 in 2004 as compared to $2.91 in 2003, an increase of 18.6%.

Stacy Adams led our brands in growth this year with a 9% increase in net sales. Throughout the year, the brand’s dress shoe business was strong. We saw increases across a broad spectrum of accounts, from large department stores to small urban boutiques. We believe the brand’s moderate pricing and unique styling represents a great opportunity for continued growth. We also believe that licensing the Stacy Adams brand into various apparel and accessory categories in recent years has established it as a lifestyle brand, fueling further interest in our footwear offerings.

The Florsheim brand experienced a 1% increase for the year, with net sales of the brand up 11% for the second half of 2004. We achieved this increase despite continuing to de-emphasize the lower priced FLS sub-brand. Our continued focus is on growing the higher priced Florsheim products which include Florsheim, Florsheim Comfortech and Florsheim Imperial. Sales of our higher priced products were up 9% for the year.

Nunn Bush experienced flat net sales in 2004 as compared with 2003. Although this brand is challenged by a very competitive market in mid-tier department stores and shoe chains, it continues to be a major player in its category. We plan to continue to strengthen the brand in 2005 and beyond by introducing new and creative products. Nunn Bush was one of the first brands to introduce gel technology in comfort shoes approximately 6 years ago. At a recent trade show, we introduced an updated version of this technology with a new look for fall 2005 delivery. We are also trying to aggressively grow our Nunn Bush NXXT business with its contemporary footwear that appeals to a more fashion conscious consumer in his 30’s and 40’s.

Licensing revenues also contributed to our top-line growth, increasing 10% for the year. We have licensing partners for both the Florsheim and Stacy Adams brand. With Florsheim, the majority of licensing income comes from our partners who operate retail stores and wholesale businesses in Mexico, Australia and the Pacific Rim. Stacy Adams licensees primarily market branded apparel and accessories in the United States. Licensees for both of our brands enjoyed solid growth this year, leading to the 10% overall increase.

Our retail division’s performance was strong in 2004. Retail net sales increased 6%, with same store sales up 9%. At the end of the year, our retail division consisted of 29 retail stores in the United States, three in Europe, and an internet business. We view the retail business as an important part of our branding strategy for the Florsheim brand, as it is an environment where we can showcase our entire line and really get a feel for what the end consumer is looking for. Similar to the wholesale side of the Florsheim business, our goal with the Florsheim stores is to upgrade the brand by maintaining a limited number of highly visible, profitable stores in better shopping centers. During 2004, we closed three stores and opened two new ones in our efforts to maintain the quality and effectiveness of our retail stores.

While we had only moderate sales growth in 2004, our continued focus on gross margins and controlling selling and administrative expenses enabled us to leverage that growth into an 18.3% increase in net earnings.

Our balance sheet is strong. Cash generated from operations in 2004 was used to pay down approximately $16.6 million of debt. At December 31, 2004 we had cash and marketable securities of $21.8 million, with bank borrowings of only $11.4 million.

Looking to 2005, we are pleased with our portfolio of brands and see unique opportunities within each one. We look forward to the challenges and successes that lie ahead. We thank you for your interest in and support of our Company.

Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman and	President and
Chief Executive Officer	Chief Operating Officer

SELECTED FINANCIAL DATA

	Years Ended December 31
	2004(1)	2003(1)	2002 (1)	2001	2000
Net sales	$223,013,000	$215,761,000	$181,200,000	$131,693,000	$148,155,000

Net earnings	$20,278,000	$17,135,000	$13,188,000	$9,501,000	$10,622,000

Diluted earnings per share	$3.45	$2.91	$2.29	$1.64	$1.72

Weighted average diluted shares outstanding	5,881,139	5,878,287	5,753,442	5,792,501	6,162,351

Cash dividends per share	$.43	$.38	$.34	$.31	$.29

Total assets	$156,356,000	$151,186,000	$149,239,000	$97,954,000	$91,943,000

Bank borrowings	$11,360,000	$27,945,000	$37,802,000	$—	$—

(1)	Includes the operating results of the acquired Florsheim business. See Note 3 to the Consolidated Financial Statements for additional information.

COMMON STOCK DATA

	2004			2003
			Cash			Cash
	Price Range		Dividends	Price Range		Dividends
Quarter:	High	Low	Declared	High	Low	Declared

First	$37.00	$30.14	$.10	$29.02	$20.51	$.09
Second	38.04	30.02	.11	35.06	28.12	.09
Third	37.00	29.75	.11	32.91	28.65	.10
Fourth	45.00	37.00	.11	38.22	27.63	.10

			$.43			$.38

There are 243 holders of record of the Company’s common stock and 114 holders of record of the Company’s Class B common stock as of February 16, 2005.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability. See Note 14 to the Consolidated Financial Statements for additional information.

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a distributor of men’s casual, dress and fashion shoes under the Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams brand names. Inventory is purchased from third party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. The Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe. The Company also has a retail division, which consists of 29 Company-owned retail stores in the United States, three in Europe, and an internet business. Sales in retail outlets are made directly to consumers by Company employees. The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company’s results are primarily affected by the economic conditions and the retail environment in the United States.

The Company’s net earnings have grown significantly over the three-year period ended December 31, 2004 from $13.2 million in 2002 to $17.1 million in 2003 and $20.3 million in 2004. Diluted earnings per share of $2.29 in 2002 increased to $2.91 in 2003 and reached $3.45 in 2004. The $48.5 million acquisition of the Florsheim brand and related assets in May 2002 has had a significant impact on the operating results of the Company, specifically sales and net earnings since the date of acquisition. Also, in 2002 the Company purchased a new building adjacent to its current distribution center primarily to store the Florsheim inventory, at a total cost of $6.3 million. In 2003, the Company expanded its distribution center into one contiguous facility and reconfigured its distribution systems to maximize efficiency, at a total cost of $8.5 million. These are the major events affecting the operating results for the three-year period ended December 31, 2004. A more detailed analysis of results follows.

The Company continues to maintain a $50 million 364-day borrowing facility. During 2004, the Company generated $19.9 million of cash from operations. The primary uses of this cash were to pay down borrowings and pay dividends.

ACQUISITION

On May 20, 2002, the Company acquired certain assets of Florsheim Group, Inc.’s domestic wholesale and retail operations. On July 1 and July 27, 2002, the Company acquired certain assets and assumed the operating liabilities of Florsheim Europe S.r.l and Florsheim France SARL, respectively. The total purchase price was $48.5 million, and the Company entered into a two-year revolving line of credit to fund the acquisition and related expenses. See Note 3 and 9 of the Notes to Consolidated Financial Statements for further details of the acquisition and borrowings under the line of credit.

RESULTS OF OPERATIONS

2004 vs. 2003

Overall net sales for the year ended December 31, 2004 reached $223.0 million, 3% above the prior year sales of $215.8 million. The growth reflects higher revenues in both the wholesale and retail operating segments (see Note 16 of the Notes to Consolidated Financial Statements for more information on operating segments). Wholesale net sales in 2004 were $192.6 million, up 3% from $187.3 million in the prior year. Retail net sales were $26.4 million in the current year, rising 6% over the prior year’s $24.9 million. Licensing revenues were $3.9 million in 2004, as compared with $3.6 million in the prior year.

The increase in wholesale net sales was driven by a 9% increase in sales of the Company’s Stacy Adams brand. The growth in Stacy Adams reflects the strengthening of its dress shoe business. Florsheim sales were up 1% over 2003, with third and fourth quarter sales up 11%. This increase in the second half of the year positively reflects the Company’s long-term strategy to reposition the Florsheim brand and align it with department stores and “better” shoe and clothing stores that provide an environment and image that properly represent the brand. Nunn Bush sales were flat in comparison to the prior year. In the retail segment, the Company closed three stores and opened two new stores in 2004. Same store sales were up 9% in 2004.

Gross earnings as a percent of net sales increased from 35.4% in 2003 to 37.2% in 2004. Gross margin improvements were achieved across all the Company’s brands and in the Company’s retail segment. Wholesale gross earnings as a percent of net sales increased 1.8%, from 30.5% in 2003 to 32.3% in 2004, which was mainly due to changes in product mix. Retail gross earnings as a percent of net sales increased from 63.2% in 2003 to 63.5% in 2004.

Selling and administrative expenses as a percent of net sales were 22.4% in the current year compared with 22.8% in 2003. This decrease is primarily the result of cost control efforts achieved in both of the Company’s operating segments. Wholesale selling and administrative expenses as a percent of net sales decreased from 19.9% in 2003 to 19.5% in 2004. Retail selling and administrative expenses as a percent of net sales also declined from 47.6% in the prior year to 46.9% in 2004.

Interest income for 2004 of $501,000 was comparable with $529,000 for 2003. Interest expense in the current year was $478,000 versus $1,375,000 for 2003. The decrease is the result of lower average borrowings in 2004 in comparison to 2003.

The effective tax rate for 2004 is 38.4% as compared with 35.8% in 2003. The 2003 effective tax rate included a 2.4% benefit due to the resolution of certain tax matters related to an audit of the Company’s 1996 federal tax return.

2003 vs. 2002

Overall net sales for the year ended December 31, 2003 of $215.8 million increased 19% compared with $181.2 million for 2002. The increase resulted from increases in both the wholesale and retail segments (See Note 16 of the Notes to Consolidated Financial Statements for more information on operating segments). Wholesale net sales in 2003 were $187.3 million, as compared with $163.6 million for 2002. Retail net sales for 2003 were $24.9 million, as compared with $15.9 million in 2002. Also included in overall net sales are licensing revenues of $3.6 million in 2003, as compared with $1.7 million in 2002.

For both the retail and wholesale segments and licensing revenues, the primary reason for the increase in net sales between 2002 and 2003 was due to 2003 including the Florsheim brand for a full year as compared with roughly seven months in 2002. In the Company’s other brands, wholesale net sales for the Nunn Bush brand were up 1% while the Stacy Adams brand was down 2%. The Nunn Bush brand held steady in a challenging retail environment, while the Stacy Adams brand saw increases in its dress shoe business, but decreases in its SAO casual business. Management believes that its SAO casual business was down in 2003 due to a shift by consumers from streetwear casual shoes toward athletic shoes. The Company responded to this shift with new designs in the SAO line for 2004. In the retail division, the Company closed one retail store and opened one new store during 2003. Same-store sales increased 1.4% in 2003.

Gross earnings as a percent of net sales increased from 32.6% in 2002 to 35.4% for 2003. Licensing revenues, which have no related cost of sales, had an effect of increasing gross margins by 0.5% between 2002 and 2003. The remaining increase was due to an increase in wholesale gross margins of 1.3%, from 29.2% in 2002 to 30.5% in 2003. This increase was due primarily to increased gross margins in the Company’s Florsheim division and was due to changes in product mix, as less excess and closeout merchandise was sold in 2003. In addition, 1% of the increase in overall gross margins is due to changes in the mix of wholesale and retail sales as a percentage of total sales. Retail sales, which carry a higher margin, comprised 11.5% of overall net sales in 2003 versus 8.8% in 2002.

Selling and administrative expenses as a percent of net sales were 22.8% in 2003 versus 20.8% in 2002. The increase is the result of increased wholesale selling and administrative expenses as a percent of net sales, from 18.4% in 2002 to 19.9% in 2003, and due to the previously discussed changes in the mix of wholesale and retail sales. Retail selling and administrative expenses as a percent of retail net sales dropped from 48.0% in 2002 to 47.6% in 2003.

The increase in wholesale selling and administrative expenses is primarily due to increased advertising expenses in 2003, as 2003 was the first year that the Company put forth full promotional efforts for the Florsheim brand. Advertising, net of co-op expenses, increased $1,843,000 in 2003. In addition, wholesale selling and administrative expenses included $478,000 of expenses related to eliminating manufacturing activities at the Company’s plant in Beaver Dam, Wisconsin, late in 2003. The product that was previously assembled in Beaver Dam is now purchased from an overseas manufacturer. Finally, wholesale selling and administrative expenses increased approximately $980,000 in 2003 due to increased pension expense which resulted from a curtailment loss due to the previously mentioned reduction in employees at Beaver Dam, as well as higher amortization of actuarial losses caused by the continued reduction in discount rates and lower than expected returns on prior year plan assets.

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

The effective tax rate for 2003 is 35.8% as compared with 37.2% in 2002. The decrease in the rate is primarily due to the 2003 resolution of certain tax matters related to an audit of the Company’s 1996 federal tax return. The settlement had a favorable impact on the Company’s 2003 tax provision, as the Company had previously provided an amount in excess of the final settlement.

LIQUIDITY & CAPITAL RESOURCES

The Company’s primary source of liquidity is its cash and short-term marketable securities, which aggregated $10,695,000 at December 31, 2004 and $13,298,000 as of December 31, 2003. During 2004, the Company’s primary source of cash was from operations while its primary uses of cash were the repayment of $16,585,000 of borrowings under its Revolving Line of Credit (the “Line of Credit”) and the payment of $2.4 million of dividends.

Cash provided by operating activities in 2004 was down in comparison to the prior year. Higher net earnings in the current year were more than offset by the buildup of inventory in 2004 from unusually low levels at December 31, 2003.

The Company’s capital expenditures were $1,127,000, $9,834,000 and $8,195,000 in 2004, 2003 and 2002, respectively. Capital expenditures in 2003 and 2002 included $8.5 million and $6.3 million, respectively, related to the construction project to expand and reconfigure the Company’s distribution center. The project was completed in the third quarter of 2003, and was financed by draws on the line of credit. In 2004, capital expenditures returned to normal levels. Capital expenditures for 2005 are expected to remain at normal levels of approximately $1 to $2 million.

As of December 31, 2004, the Company had a total of $50 million available under its existing borrowing facility, of which total borrowings were $11,360,000. This facility includes certain financial covenants, including minimum net worth levels, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA. As of December 31, 2004 the Company was in compliance with all covenants. The Company’s borrowing facility expires April 30, 2005, and the Company intends to extend it an additional year at that time.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2005.

Off-Balance Sheet Arrangements

The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments

The Company’s significant contractual obligations are its bank borrowings, deferred compensation agreements, unfunded supplemental pension plan, and its operating leases, which are discussed further in the notes to the financial statements. The Company also has significant obligations to purchase inventory. The bank borrowings, deferred compensation and supplemental pension obligations are recorded on the Company’s Consolidated Balance Sheets. Future obligations under operating leases are disclosed in Note 13 of the Notes to Consolidated Financial Statements. The table below provides summary information about these obligations.

	Payments Due by Period ( in 000’s)
		Less			More
		Than a	1 – 3	3 – 5	Than 5
	Total	Year	Years	Years	Years
Bank borrowings	$11,360	$11,360	—	—	—
Deferred compensation	1,592	1,592	—	—	—
Supplemental pension plan	3,312	199	452	431	2,230
Operating leases	10,457	2,547	3,582	1,378	2,950
Purchase obligations	21,637	21,637	—	—	—

Total	$48,358	$37,335	$4,034	$1,809	$5,180

Future interest payments on bank borrowings have not been included in the above table as they have variable rates of interest. Related interest payments in 2004 were $509,000. The Company also has a qualified defined benefit pension plan. It does not expect to make any contributions to the plan in 2005. See Note 10 of the Notes to Consolidated Financial Statements.

OTHER

Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to pension benefits. The allowances for sales returns and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience and current and expected economic conditions. Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.

The pension benefit obligation and pension expense are calculated in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at December 31, 2004 used a discount rate of 5.75% and an expected rate of return on plan assets of 8.5%. A 0.5% decrease in the discount rate would increase annual pension expense by approximately $39,000. A 0.5% decrease in expected return on plan assets would increase annual pension expense by approximately $117,000.

New Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 123(R ), “Accounting for Stock-Based Compensation”, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. See Note 2 of the Notes to Consolidated Financial Statements.

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

Foreign Currency

The Company’s earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of the sale of product to Canadian customers. Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations.

At December 31, 2004, the Company has forward exchange contracts outstanding to sell 3,000,000 Canadian dollars at a total price of $2,293,000. Based on December 31, 2004 exchange rates, there are no significant gains or losses on these contracts. All contracts expire in less than one year. Assuming a 10% depreciation in the U.S. dollar at December 31, 2004, there would be a loss on forward exchange contracts of $272,000.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its Line of Credit. As of December 31, 2004, $11.4 million of commercial paper was outstanding at an average interest rate of 2.42%. The interest expense for 2004 was $413,000. Assuming a 10% increase in the Company’s weighted average interest rate on borrowings, interest expense in 2004 would have increased by $39,000.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company’s outlook for the future. These statements represent the Company’s reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. These factors could include significant adverse changes in the economic conditions affecting overseas suppliers or the men’s footwear markets served by the Company, as well as changes in interest rates, discount rates, or currency exchange rates as discussed above.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
NET SALES	$223,013,334	$215,760,531	$181,200,118

COST OF SALES	140,017,783	139,315,498	122,062,238

Gross earnings	82,995,551	76,445,033	59,137,880

SELLING AND ADMINISTRATIVE EXPENSES	50,043,981	49,184,303	37,731,912

Earnings from operations	32,951,570	27,260,730	21,405,968

INTEREST INCOME	500,605	528,531	853,032

INTEREST EXPENSE	(477,807)	(1,374,682)	(1,289,159)

OTHER INCOME AND EXPENSE, net	(71,694)	275,222	18,077

Earnings before provision for income taxes	32,902,674	26,689,801	20,987,918

PROVISION FOR INCOME TAXES	12,625,000	9,555,000	7,800,000

Net earnings	$20,277,674	$17,134,801	$13,187,918

BASIC EARNINGS PER SHARE	$3.56	$3.01	$2.34

DILUTED EARNINGS PER SHARE	$3.45	$2.91	$2.29

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,514,707	$9,091,567
Marketable securities, at amortized cost	180,000	4,206,100
Accounts receivable, less reserves of $4,880,433 and $3,722,634 respectively	30,774,337	29,900,197
Accrued income tax receivable	—	228,074
Inventories	47,620,220	43,727,578
Deferred income tax benefits	1,681,135	2,483,037
Prepaid expenses and other current assets	1,779,189	968,264

Total current assets	92,549,588	90,604,817

MARKETABLE SECURITIES, at amortized cost	11,123,795	6,273,638
OTHER ASSETS	13,904,006	13,750,574
PLANT AND EQUIPMENT, net	27,910,304	29,689,257
TRADEMARK	10,867,969	10,867,969

	$156,355,662	$151,186,255

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Short-term borrowings	$11,359,536	$27,944,830
Accounts payable	6,661,241	7,465,606
Dividend payable	631,351	563,642
Accrued liabilities -
Wages, salaries and commissions	3,566,277	4,335,408
Taxes other than income taxes	979,853	376,773
Other	3,950,485	3,567,665
Accrued income taxes	751,622	—

Total current liabilities	27,900,365	44,253,924

LONG-TERM PENSION LIABILITY	3,312,860	3,077,285
DEFERRED INCOME TAX LIABILITIES	5,394,516	5,009,158
SHAREHOLDERS’ INVESTMENT:
Common Stock, $1.00 par value, authorized 10,000,000 shares, issued and outstanding 4,440,565 shares in 2004 and 4,324,983 shares in 2003	4,440,565	4,324,983
Class B Common Stock, $1.00 par value, authorized 2,000,000 shares, issued and outstanding 1,302,110 shares in 2004 and 1,305,435 shares in 2003	1,302,110	1,305,435
Capital in excess of par value	6,820,136	4,189,138
Reinvested earnings	106,747,060	88,917,253
Accumulated other comprehensive income	438,050	109,079

Total shareholders’ investment	119,747,921	98,845,888

	$156,355,662	$151,186,255

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ INVESTMENT
For the years ended December 31, 2004, 2003 and 2002

					Accumulated
		Class B	Capital		Other
	Common	Common	in Excess of	Reinvested	Comprehensive	Comprehensive
	Stock	Stock	Par Value	Earnings	Income/(Loss)	Income
Balance, December 31, 2001	2,839,787	909,031	3,889,388	65,953,557	—
Comprehensive Income -
Net earnings	—	—	—	13,187,918	—	$13,187,918
Foreign currency translation adjustments	—	—	—	—	(231,636)	(231,636)
Additional minimum pension liability (net of tax of $552,594)	—	—	—	—	(864,311)	(864,311)

Total Comprehensive Income	—	—	—	—	—	$12,091,971

Cash dividends declared ($.34 per share)	—	—	—	(1,917,816)
Conversions of Class B Common Stock to Common Stock	6,423	(6,423)	—	—	—
Stock options exercised	47,746	—	1,016,409	—	—
Income tax benefit from stock options exercised	—	—	149,688	—	—
Shares purchased and retired	(7,500)	—	(56,438)	(131,509)	—

Balance, December 31, 2002	2,886,456	902,608	4,999,047	77,092,150	(1,095,947)
Comprehensive Income -
Net earnings	—	—	—	17,134,801	—	17,134,801
Foreign currency translation adjustments	—	—	—	—	340,715	340,715
Additional minimum pension liability (net of tax of $552,594)	—	—	—	—	864,311	864,311

Total Comprehensive Income	—	—	—	—	—	$18,339,827

Cash dividends declared ($.38 per share)	—	—	—	(2,158,520)	—
Common stock dividend	1,463,354	437,269	(1,901,697)	—	—
Conversions of Class B Common Stock to Common Stock	34,442	(34,442)	—	—	—
Stock options exercised	50,881	—	962,061	—	—
Income tax benefit from stock options exercised	—	—	229,693	—	—
Shares purchased and retired	(110,150)	—	(99,966)	(3,151,178)	—

Balance, December 31, 2003	4,324,983	1,305,435	4,189,138	88,917,253	109,079
Comprehensive Income -
Net earnings	—	—	—	20,277,674	—	20,277,674

Foreign currency translation adjustments	—	—	—	—	328,971	328,971

Total Comprehensive Income	—	—	—	—	—	$20,606,645

Cash dividends declared ($.43 per share)	—	—	—	(2,447,867)	—
Conversions of Class B Common Stock to Common Stock	3,325	(3,325)	—	—	—
Stock options exercised	112,257	—	2,091,366	—	—
Income tax benefit from stock options exercised	—	—	539,632	—	—

Balance, December 31, 2004	$4,440,565	$1,302,110	$6,820,136	$106,747,060	$438,050

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$20,277,674	$17,134,801	$13,187,918
Adjustments to reconcile net earnings to net cash provided by operating activities -
Depreciation	2,517,417	2,322,794	2,104,960
Amortization	80,389	187,020	126,159
Deferred income taxes	1,187,260	978,527	1,164,000
Deferred compensation	48,000	197,292	184,380
Pension expense	712,959	992,050	13,971
Loss (gain) on sale of assets	116,174	(25,819)	5,694
Increase in cash surrender value of life insurance	(579,168)	(574,371)	(551,394)
Changes in operating assets and liabilities -
Accounts receivable	(874,140)	2,270,598	852,193
Inventories	(3,892,642)	6,013,355	(7,374,620)
Prepaids and other current assets	(736,693)	(165,156)	(39,647)
Accounts payable	(804,365)	(3,803,107)	5,672,219
Accrued liabilities and other	352,726	(258,149)	1,439,578
Accrued income taxes	1,519,328	1,009,700	(2,468,382)

Net cash provided by operating activities	19,924,919	26,279,535	14,317,029

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Florsheim assets	—	(46,288)	(48,477,847)
Purchase of marketable securities	(6,106,521)	(5,163,270)	(6,004,234)
Proceeds from maturities of marketable securities	5,262,953	4,808,799	9,899,355
Purchase of plant and equipment	(1,127,088)	(9,833,66)	(8,194,532)
Proceeds from sales of plant and equipment	230,706	37,623	2,200

Net cash used for investing activities	(1,739,950)	(10,196,796)	(52,775,058)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issuance costs	—	—	(374,057)
Cash dividends paid	(2,380,158)	(2,086,763)	(1,878,604)
Shares purchased and retired	—	(3,361,294)	(195,447)
Proceeds from stock options exercised	2,203,623	1,012,943	1,064,155
Net (repayments) borrowings under revolving credit facilities	(16,585,294)	(9,857,162)	30,292,088

Net cash (used for) provided by financing activities	(16,761,829)	(14,292,276)	28,908,135

Net increase (decrease) in cash and cash equivalents	1,423,140	1,790,463	(9,549,894)

CASH AND CASH EQUIVALENTS, at beginning of year	$9,091,567	$7,301,104	$16,850,998

CASH AND CASH EQUIVALENTS, at end of year	$10,514,707	$9,091,567	$7,301,104

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net of refunds	$10,037,356	$7,543,171	$9,069,613
Interest paid	$509,125	$1,383,664	$893,957

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2003 and 2002

1. NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S. based distributor of men’s branded footwear. The Company’s brands include Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams. The Company’s products are primarily sold to unaffiliated retailers throughout the United States. The Company also has a wholesale operation in Europe and has licensing agreements with third parties to sell its products internationally. In addition, the Company also operates a retail division which is comprised of 29 retail stores in the United States, three in Europe, and an internet business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Weyco Group, Inc. and all subsidiaries (the “Company”). All significant intercompany items are eliminated in the consolidated financial statements.

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

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2004 and 2003, approximately $6.9 million and $6.3 million, respectively, of the Company’s cash and cash equivalents were held at one bank.

Inventories - Inventories are valued at cost, which is not in excess of market. Substantially all inventories are determined on a last-in, first-out (LIFO) basis. Inventory costs include the cost of shoes purchased from third party manufacturers, as well as related freight and duty. The Company takes title to product at the time of shipping. See Note 6.

Plant and Equipment and Depreciation - Plant and equipment are stated at cost and depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 5 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets - Plant and equipment and other long-term assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no significant adjustments to the carrying value of long-lived assets in fiscal 2004, 2003, or 2002.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 11.

Financial Instruments – The Company has entered into forward exchange contracts for the purpose of hedging against foreign currency risk. At December 31, 2004, the Company has financial contracts outstanding to sell 3,000,000 Canadian dollars at a total price of $2,293,000. These contracts all expire in 2005. Based upon year-end exchange rates, there were no significant gains or losses on outstanding contracts.

Revenue Recognition - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company. Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers. All product sales are recorded net of estimated allowances for returns and discounts. Revenue from third party licensing agreements is recognized in the period earned. For December 31, 2004, 2003 and 2002, licensing revenues were $3,937,000, $3,576,000 and $1,671,000, respectively.

Shipping and Handling Fees - The Company classifies shipping and handling fees billed to customers as revenues. The corresponding shipping and handling expenses are included in selling and administrative expenses and totaled $888,000, $1,174,000 and $1,118,000 for 2004, 2003 and 2002, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising costs were $9,214,000, $9,265,000 and $6,426,000 in 2004, 2003 and 2002, respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses reduced net sales by $3,996,000, $3,838,000 and $2,842,000 for 2004, 2003 and 2002, respectively.

Foreign Currency Translation - Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders’ Investment.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of common stock options. Diluted earnings per share includes any dilutive effects of common stock options. See Note 15.

Comprehensive Income - Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss). The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment. At December 31, 2004 and 2003, Accumulated Other Comprehensive Income consisted entirely of cumulative translation adjustment gains.

Stock-Based Compensation - At December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 17. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.

New Accounting Pronouncement – In December 2004, the FASB issued SFAS No. 123(R ), “Accounting for Stock-Based Compensation”. The revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123® requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. The provisions of the revised statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, the Company will change its method of accounting for employee stock-based compensation from the recognition and measurement principles of APB Opinion No. 25 to a fair value method commencing with the quarter ending September 30, 2005. The Company is currently evaluating the impact this pronouncement will have on its financial statements.

3. ACQUISITION

On May 20, 2002, the Company acquired from Florsheim Group, Inc. and its subsidiaries (collectively, “Florsheim”), certain assets of Florsheim’s U.S. wholesale business, including its accounts receivable, trademarks, and other information assets, wholesale inventory (with specified exceptions) and other specified assets, as well as the leaseholds and associated assets for 23 retail and outlet shoe stores.

As part of the asset purchase agreement, the Company also agreed to purchase certain assets of Florsheim Europe S.r.l. and Florsheim France SARL, two wholly-owned subsidiaries of Florsheim. The acquisition of Florsheim Europe closed on July 1, 2002 for approximately $400,000 plus the assumption of operating liabilities. The acquisition of Florsheim France closed on July 27, 2002, for approximately $10,000 plus the assumption of certain operating liabilities. The domestic and foreign assets acquired and liabilities assumed are collectively referred to as the “Acquired Business.”

The total purchase price of the Acquired Business was $48.5 million, including $1.7 million of acquisition costs. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated on a preliminary basis to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The purchase price was finalized in 2003, resulting in a $46,000 net increase in the value of the trademark since December 31, 2002. The results of operations of the Acquired Business have been included in the consolidated financial statements since the respective dates of acquisition.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the acquired Florsheim trademark of $10.9 million is not being amortized, as it has an indefinite life. The Company completed an impairment test of the acquired trademark as of December 31, 2004, and found that no impairment currently exists.

The following table sets forth the unaudited proforma information for the Company as if the acquisition of the Acquired Business had occurred as of the beginning of 2002 (in thousands, except per share data):

2002
Net sales	$214,399
Net earnings	$15,056

Basic earnings per share	$2.67
Diluted earnings per share	$2.62

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of all short-term financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value of marketable securities is estimated based upon quoted market rates (See Note 5). The carrying amount of short-term borrowings approximates fair value as it bears interest at current market rates.

5. INVESTMENTS

All of the Company’s investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 2004 and 2003 are as follows:

	2004		2003
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Municipal bonds :
Current	$180,000	$180,702	$4,206,100	$4,045,776
Due from one through five years	6,397,040	6,608,618	4,374,350	4,644,362
Due from five through ten years	3,526,755	3,542,210	880,000	880,000
Due from ten through twenty years	1,200,000	1,207,250	1,019,288	1,026,353
Due from twenty through thirty years	—	—	—	—

Total	$11,303,795	$11,538,780	$10,479,738	$10,596,491

The unrealized gains and losses on investment securities at December 31 are:

	2004		2003
	Unrealized	Unrealized	Unrealized	Unrealized
	Gains	Losses	Gains	Losses
Municipal bonds	$253,976	$18,991	$313,495	$196,742

6. INVENTORIES

At December 31, 2004 and 2003, inventories consist of:

	2004	2003
Finished shoes	$60,033,352	$56,140,114
LIFO reserve	(12,413,132)	(12,412,536)

Total inventories	$47,620,220	$43,727,578

Finished shoes include inventory in-transit of $12,788,331 and $16,260,020 as of December 31, 2004 and 2003, respectively.

7. PLANT AND EQUIPMENT

At December 31, 2004 and 2003, plant and equipment consists of:

	2004	2003
Land	$2,653,935	$2,645,566
Buildings and improvements	19,541,497	19,526,186
Machinery and equipment	15,009,999	16,167,204
Retail fixtures and leasehold improvements	3,210,567	2,575,294

Plant and equipment	40,415,998	40,914,250
Less: accumulated depreciation	(12,505,694)	(11,224,993)

Plant and equipment, net	$27,910,304	$29,689,257

8. OTHER ASSETS

Other Assets include the following amounts at December 31:

	2004	2003
Pension asset (See Note 10)	$6,480,681	$6,837,669
Cash surrender value of life insurance	7,393,125	6,813,957
Unamortized debt issuance costs	—	60,878
Other investments	30,200	38,070

	$13,904,006	$13,750,574

9. SHORT-TERM BORROWINGS

At December 31, 2004, the Company had a 364-day $50 million unsecured Revolving Line of Credit (the “Line of Credit”) with a single bank expiring April 30, 2005. The Line of Credit allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points. The Line of Credit includes certain financial covenants, including minimum net worth levels, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA. As of December 31, 2004, the Company was in compliance with all covenants. Outstanding borrowings under the Line of Credit at December 31, 2004 consisted of $11.4 million of commercial paper with an average interest rate of 2.42%.

At December 31, 2003, outstanding borrowings under a prior $50 million line of credit were $27.9 million, consisting of $17.9 million of commercial paper with an average interest rate of 1.39% and $10 million of bank borrowings with an average interest rate of 2.7%. All debt issuance costs related to this previous line of credit have been fully amortized by December 31, 2004.

10. EMPLOYEE RETIREMENT PLANS

The Company had two defined benefit retirement plans covering substantially all employees which were combined into one plan as of December 31, 2003, as well as an unfunded supplemental pension plan for key executives. Retirement benefits are provided based on employees’ years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plans also have provisions for disability and death benefits. The Company’s funding policy for the defined benefit retirement plan is to make contributions to the plan such that all employees’ benefits will be fully provided by the time they retire. Plan assets are stated at market value and consist primarily of equity securities and fixed income securities, mainly U. S. government and corporate obligations.

The Company’s pension plan weighted average asset allocation at December 31, 2004 and 2003, by asset category, is as follows:

	Plan Assets at December 31
	2004	2003
Asset Category -
Equity Securities	52%	51%
Fixed Income Securities	42%	48%
Other	6%	1%

Total	100%	100%

The Company has a Retirement Plan Committee, consisting of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, to manage the operations and administration of all benefit plans and related trusts. The committee has an investment policy for the pension plan assets that establishes target asset allocation ranges for the above listed asset classes as follows: equity securities: 20% - 100%; fixed income securities: 80% - 20%; other, principally cash: 0% - 20%. On a semi-annual basis, the committee reviews progress towards achieving the pension plan’s performance objectives.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets assumption.

Assumptions used in determining the funded status at December 31 are:

	2004	2003
Discount rate	5.75%	6.0%
Rate of compensation increase	4.5%	4.5%

All plans have a measurement date of December 31. The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2004 and 2003:

Change in projected benefit obligation

	2004	2003
Projected benefit obligation, beginning of year	$27,097,000	$22,283,000
Service cost	785,000	571,000
Interest cost	1,584,000	1,463,000
Plan amendments	713,000	75,000
Actuarial (gain) loss	(578,000)	4,020,000
Benefits paid	(1,338,000)	(1,316,000)

Projected benefit obligation, end of year	$28,263,000	$27,096,000

Change in plan assets

Fair value of plan assets, beginning of year	$24,021,000	$20,295,000
Actual return on plan assets	1,834,000	4,870,000
Administrative expenses	(50,000)	—
Contributions	120,000	172,000
Benefits paid	(1,338,000)	(1,316,000)

Fair value of plan assets, end of year	$24,587,000	$24,021,000

Funded status of plan	$(3,676,000)	$(3,075,000)
Unrecognized net actuarial loss	5,943,000	6,648,000
Unrecognized prior service cost	901,000	187,000

Net amount recognized	$3,168,000	$3,760,000

Amounts recognized in the balance sheets consist of:

Other assets	$6,481,000	$6,837,000
Long-term pension liability	(3,313,000)	(3,077,000)

Net amount recognized	$3,168,000	$3,760,000

The accumulated benefit obligation for the defined benefit pension plans was $24,954,000 and $23,562,000 at December 31, 2004 and 2003, respectively.

Information for the supplemental pension plan which has an accumulated benefit obligation in excess of plan assets:

	2004	2003
Projected benefit obligation	$3,816,000	$3,887,000
Accumulated benefit obligation	$3,198,000	$2,977,000
Fair value of pension assets	$—	$—

Assumptions used in determining net periodic pension cost at December 31 are:

	2004	2003	2002
Discount rate	6.0%	6.75%	7.25%
Rate of compensation increase	4.5%	5.0%	5.0%
Long-term rate of return on plan assets	8.5%	8.5%	8.5%

The components of net periodic pension cost for the years ended December 31, 2004, 2003 and 2002, are:

	2004	2003	2002
Benefits earned during the period	$785,000	$571,000	$498,000
Interest cost on projected benefit obligation	1,584,000	1,463,000	1,339,000
Expected return on plan assets	(1,993,000)	(1,674,000)	(1,738,000)
Net amortization and deferral	337,000	440,000	(85,000)
Curtailment loss	—	192,000	—

Net pension expense	$713,000	$992,000	$14,000

The Company does not expect to make any contributions to its defined benefit pension plans in 2005.

Projected benefit payments for the plans as of December 31, 2004 are estimated as follows:

2005	$1,513,000
2006	1,647,000
2007	1,658,000
2008	1,720,000
2009	1,723,000
2010-2014	9,034,000

The Company also has a defined contribution plan covering substantially all employees. The Company contributed $136,000, $125,000 and $106,000 to the plan in 2004, 2003 and 2002, respectively.

11. INCOME TAXES

The provision for income taxes includes the following components:

	2004	2003	2002
Current -
Federal	$9,493,000	$6,884,000	$5,434,000
State	1,711,000	1,426,000	1,023,000
Foreign	234,000	266,000	179,000

Total	11,438,000	8,576,000	6,636,000
Deferred	1,187,000	979,000	1,164,000

Total provision	$12,625,000	$9,555,000	$7,800,000

Effective tax rate	38.4%	35.8%	37.2%

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
U. S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.4	3.4	3.1
Non-taxable municipal bond interest	(0.5)	(0.6)	(1.2)
Resolution of prior period tax matters	—	(2.4)	—
Other	0.5	0.4	0.3

	38.4%	35.8%	37.2%

During 2003, the Company resolved certain matters related to an audit of its 1996 federal income tax return. The settlement had a favorable impact on the Company’s 2003 tax provision, as the Company had previously provided an amount in excess of the final settlement.

The foreign component of pretax net earnings was $884,000, $810,000 and $664,000 for 2004, 2003 and 2002, respectively.

The components of deferred taxes as of December 31, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:
Accounts receivable reserves	$896,000	$784,000
Deferred compensation	621,000	1,176,000
Accrued Liabilities	1,470,000	1,181,000
Other	121,000	183,000

	3,108,000	3,324,000

Deferred tax liabilities:
Inventory reserves	(1,181,000)	(841,000)
Pension asset	(1,235,000)	(1,536,000)
Cash value of life insurance	(1,497,000)	(1,332,000)
Depreciation	(2,040,000)	(1,761,000)
Other	(869,000)	(380,000)

	(6,822,000)	(5,850,000)

Net deferred tax liability	$(3,714,000)	$(2,526,000)

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	2004	2003
Current deferred income tax benefits	$1,681,000	$2,483,000
Noncurrent deferred income tax liabilities	(5,395,000)	(5,009,000)

	$(3,714,000)	$(2,526,000)

12. DEFERRED COMPENSATION

The Company expensed $48,000 in 2004, $197,000 in 2003 and $184,000 in 2002 in connection with deferred compensation agreements established with certain former executives. Amounts owed under these agreements are included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets. Obligations of $1.4 million were paid under these agreements in March 2004, and the remaining balance was paid in February 2005.

13. OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. Total minimum rents were $2,632,000 in 2004, $2,569,000 in 2003, and $1,686,000 in 2002. Percentage rentals were $21,000 in 2004, $16,000 in 2003, and $36,000 in 2002.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004, are shown below. Renewal options exist for many long-term leases.

2005	$2,547,000
2006	2,136,000
2007	1,446,000
2008	717,000
2009	661,000
Thereafter	2,950,000

Total	$10,457,000

14. SHAREHOLDERS’ INVESTMENT

Each share of Class B common stock has 10 votes, may only be transferred to certain permitted transferees, is convertible to one share of common stock at the holder’s option and shares equally with the common stock in cash dividends and liquidation rights. Any outstanding shares of Class B Common Stock will convert into common stock on July 1, 2007.

In April 1998, the Company’s Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. The Company also buys back shares of its common stock from time to time in private transactions at prevailing prices. During 2002, the Company purchased 5,000 shares at a total cost of $126,750 under the program, and 2,500 shares at a total cost of $68,697 in private transactions. During 2003, the Company purchased 95,300 shares at a total cost of $2,862,992 under the program, and 14,850 shares at a total cost of $498,302 in private transactions. There were no repurchases of common shares in 2004. At December 31, 2004, the Company is authorized to buy an additional 813,100 shares under the program.

15. EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	2004	2003	2002
Numerator:
Net earnings	$20,277,674	$17,134,801	$13,187,918

Denominator:
Basic weighted average shares outstanding	5,690,185	5,693,716	5,640,291
Effect of dilutive securities :
Employee stock options	190,954	184,571	113,151

Diluted weighted average shares outstanding	5,881,139	5,878,287	5,753,442

Basic earnings per share	$3.56	$3.01	$2.34

Diluted earnings per share	$3.45	$2.91	$2.29

Diluted weighted average shares outstanding for 2004 exclude outstanding options to purchase 6,262 shares of common stock at a weighted average price of $37.17 because they are antidilutive. 2003 diluted weighted average shares outstanding exclude outstanding options to purchase 154,875 shares of common stock at a weighted average price of $33.70 because they were antidilutive. 2002 diluted weighted average shares outstanding exclude outstanding options to purchase 143,850 shares of common stock at a weighted average price of $24.21 because they were antidilutive.

16. SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the Chief Executive Officer to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two business segments: wholesale distribution and retail sales of men’s footwear.

Wholesale shoes are marketed through more than 10,000 shoe, clothing and department stores. Most sales are to unaffiliated customers in North America, with some distribution in Europe. In 2004 and 2003, sales to the Company’s largest customer were 12% of total sales. There were no customers that accounted for 10% or more of total sales in 2002. There are no other individually significant customers.

In the retail division, the Company currently operates 29 company-owned stores in principal cities in the United States, three stores in Europe, and an internet business. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company’s brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations before income taxes. Summarized segment data for 2004, 2003 and 2002 are as follows:

	Wholesale
	Distribution	Retail	Total
2004
Product sales	$192,629,000	$26,447,000	$219,076,000
Licensing revenues	3,937,000	—	3,937,000

Net sales	196,566,000	26,447,000	223,013,000
Depreciation	1,756,000	761,000	2,517,000
Earnings from operations	28,567,000	4,385,000	32,952,000
Total assets	149,205,000	7,151,000	156,356,000
Capital expenditures	403,000	724,000	1,127,000

2003
Product sales	$187,327,000	$24,858,000	$212,185,000
Licensing revenues	3,576,000	—	3,576,000

Net sales	190,903,000	24,858,000	215,761,000
Depreciation	1,603,000	720,000	2,323,000
Earnings from operations	23,388,000	3,873,000	27,261,000
Total assets	144,380,000	6,806,000	151,186,000
Capital expenditures	9,241,000	593,000	9,834,000

2002
Product sales	$163,644,000	$15,885,000	$179,529,000
Licensing revenues	1,671,000	—	1,671,000

Net sales	165,315,000	15,885,000	181,200,000
Depreciation	1,619,000	486,000	2,105,000
Earnings from operations	19,334,000	2,072,000	21,406,000
Total assets	142,955,000	6,284,000	149,239,000
Capital expenditures	8,113,000	82,000	8,195,000

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

The following table summarizes the stock option activity under the Company’s plans for the years ended December 31:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	818,850	$19.91	722,481	$16.76	650,250	$14.90
Granted	56,950	31.55	154,125	33.70	143,850	24.21
Exercised	(112,257)	19.63	(57,756)	17.49	(71,619)	14.86
Forfeited	(750)	33.58	—	—	—	—

Outstanding at end of year	762,793	$20.81	818,850	$19.91	722,481	$16.76

Exercisable at end of year	761,943	$20.79	818,850	$19.91	578,631	$14.91
Weighted average fair market value of options granted	$11.11		$11.28		$7.58

The following table summarizes information about stock options outstanding at December 31, 2004:

		Weighted			Weighted
		Average			Average
Range of	Options	Remaining	Weighted Average	Options	Exercise Price of
Exercise Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercisable Options
$9.06	87,750	1.93	$9.06	87,750	$9.06
$14.50 to $18.70	362,568	4.79	15.94	362,568	15.94
$24.08 to $30.91	161,625	7.83	26.04	161,625	26.04
$33.58 to $38.65	150,850	8.22	33.73	150,000	33.70

	762,793	3.07	$20.81	761,943	$20.79

At December 31, 2004, there are no shares remaining for stock option grants under the plans.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, to stock-based employee compensation.

	2004	2003	2002
Net earnings, as reported	$20,277,674	$17,134,801	$13,187,918
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	380,854	1,141,734	721,857

Pro forma net income	$19,896,820	$15,993,067	$12,466,061

Earnings per share
Basic - as reported	$3.56	$3.01	$2.34
Basic - pro forma	$3.50	$2.81	$2.21

Diluted - as reported	$3.45	$2.91	$2.29
Diluted - pro forma	$3.38	$2.72	$2.17

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

	2004	2003	2002
Risk-free interest rate	4.15%	4.06%	3.69%
Expected dividend yields	1.22%	1.30%	1.45%
Expected remaining life	8.8 yrs.	8.8 yrs.	8.8 yrs.
Expected volatility	26.0%	25.0%	25.0%

18. QUARTERLY FINANCIAL DATA (Unaudited)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$61,743,369	$49,786,360	$55,841,100	$55,642,505	$223,013,334
Gross earnings	$21,258,659	$18,169,995	$19,974,380	$23,592,517	$82,995,551
Net earnings	$5,152,696	$3,974,215	$4,370,232	$6,780,531	$20,277,674
Net earnings per share
- Basic	$.91	$.70	$.76	$1.18	$3.56
- Diluted	$.88	$.68	$.74	$1.14	$3.45

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$60,379,924	$51,000,284	$49,817,256	$54,563,067	$215,760,531
Gross earnings	$20,184,824	$17,613,896	$17,042,947	$21,603,366	$76,445,033
Net earnings	$4,671,194	$3,593,444	$3,508,974	$5,361,189	$17,134,801
Net earnings per share
- Basic	$.82	$.63	$.62	$.94	$3.01
- Diluted	$.80	$.61	$.59	$.91	$2.91

19. SUBSEQUENT EVENT

On January 31, 2005, the Company’s Board of Directors approved a two-for-one split of the Company’s Common Stock and Class B Common Stock, without a change in par value of either class. The stock split will be distributed April 1, 2005 to shareholders of record on February 16, 2005. The Company will issue approximately 4.4 million additional shares of Common Stock and approximately 1.3 million additional shares of Class B Common Stock in connection with the stock split. Pro forma earnings per share amounts on a post-split basis for the years ended December 31, 2004, 2003 and 2002 would be as follows:

	2004	2003	2002
Basic earnings per share
As Reported	$3.56	$3.01	$2.34
Pro forma	$1.78	$1.50	$1.17

Diluted earnings per share
As Reported	$3.45	$2.91	$2.29
Pro forma	$1.72	$1.46	$1.15

Information presented throughout this document has not been restated to reflect the two-for-one stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that Weyco Group, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 7, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 7, 2005

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of Weyco Group, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer
March 7, 2005

John Wittkowske
Senior Vice President and Chief Financial Officer
March 7, 2005

DIRECTORS

Thomas W. Florsheim
Chairman Emeritus

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer

John W. Florsheim
President and Chief Operating Officer

Robert Feitler
Chairman, Executive Committee

Leonard J. Goldstein
Retired,
Former Chairman, President and Chief Executive Officer,
Miller Brewing Company

Frederick P. Stratton, Jr.
Chairman Emeritus
Briggs & Stratton Corporation,
Manufacturer of Gasoline Engines

OFFICERS

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer

John W. Florsheim
President and Chief Operating Officer

James F. Gorman
Senior Vice President (Retired February 28, 2005)

Peter S. Grossman
Senior Vice President

John F. Wittkowske
Senior Vice President, Chief Financial Officer and Secretary

SUPPLEMENTAL INFORMATION

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc.’s 2005 Annual Meeting at 10:00 a.m. on April 26, 2005, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

Stock Exchange

The Company’s Common Stock (symbol WEYS) is listed on the NASDAQ Market System (NMS).

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Company Headquarters

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI 53212
414-908-1600
www.weycogroup.com

Other Information

Copies of the Company’s Annual Report to the Securities and Exchange Commission (Form 10-K), its Quarterly Reports to the Securities and Exchange Commission (Form 10-Q’s), or its Code of Business Ethics will be furnished without charge to any shareholder (including beneficial owners) upon written or telephone request.

Written requests should be sent to Investor Relations, Weyco Group, Inc., P. O. Box 1188, Milwaukee, Wisconsin 53201 or e-mailed to Investor.Relations@weycogroup.com. Telephone inquires should be made to (414) 908-1600.