Form 10-K, Exhibit 13
period 2005-12-31
WEYCO GROUP INC
filed 2006-03-13
CIK 106532

Exhibit 13

2005 ANNUAL REPORT

WEYCO Group, Inc.

To Our Shareholders:

2005 was a year of transitions and challenges in our wholesale business.  Our retail division had a strong year, with same store volume growth as well as overall growth due to the net addition of three retail stores this year.  Licensing revenue also increased this year.

Overall net sales were $209.5 million, down 6% compared to $223.0 million last year.  Net earnings were $19.4 million, down 4% from $20.3 million in 2004.  Diluted earnings per share were $1.62 in 2005 and $1.72 in 2004.

A little over half of the decrease in overall net sales, and the entire 12% decrease in Florsheim net sales in 2005, were related to our strategic decision this year to discontinue the lower-priced FLS sub-brand in the United States.  We will now focus on higher-priced Florsheim products that consists of Florsheim, Comfortech, and Florsheim Imperial products priced between $90 and $160 at retail.  Additionally, we are introducing new, more casual and fashion oriented styles to the Florsheim line within this higher price point. While our discontinuation of FLS this year caused loss of volume, we believe that we are now focusing on the areas of  Florsheim that have the most potential to grow and which will maintain the higher end Florsheim image for the long term.

Stacy Adams net sales decreased 7% for the year.  The brand faced general challenges in the moderate market this year, as high gas and energy prices left less discretionary income for the moderate consumer.  Going forward, we have begun to introduce new casual styles to our traditional dress shoe customers. These styles have been well received at retail and we plan to develop this area of the business over the next several years.  Overall, we believe that Stacy Adams occupies a unique space in the men’s market and that there remains significant upside, both in the footwear and licensed apparel and accessory businesses.

Nunn Bush net sales were down 6% in 2005.  For the first six months of the year, sales were down 12% due to product transitions at some major accounts.  Business stabilized in the second half of the year, with net sales up slightly for that period.  We believe that Nunn Bush offers a compelling mix of relevant styling, exceptional value, and product innovation in tandem with a well-recognized brand name.  We will focus on these strengths as we move into 2006.

Licensing revenues increased 11% for the year and continue to be an important part of our business.  We have licensing partners for both the Florsheim and Stacy Adams brands.  Stacy Adams licensees sell branded accessories and apparel, primarily in the United States.  The majority of licensing revenues for Florsheim are from footwear sales outside of the United States, with the largest markets being Mexico, Canada, Australia and the Pacific Rim.  Additionally, Florsheim has several licensees selling mainly accessories in the U.S. market, as well as a licensee in the work boot product category.

Our retail division had a strong showing this year, with same store sales up 4.7%.  At the end of the year, we had 32 retail stores in the United States, three in Europe and an Internet business.  The number of domestic stores is up from 29 at the end of 2004. During the year, we opened five new stores and closed two others in our continued efforts  to maintain the profitability and effectiveness of our retail stores.  Our domestic retail volume has steadily increased since the Florsheim acquisition in 2002, and we believe that there is still unrealized potential for us in our retail business.  We plan to continue to seek favorable locations and add new stores at a rate of three or four per year, with a target of 50 locations throughout the country.

Our net earnings were down 4% for the year.  This is less than the 6% decrease in sales due to the offsetting impacts of lower selling and administrative expenses and higher interest income this year.

Our balance sheet is strong.  At the end of 2005, our cash and investments totaled $53.9 million, with outstanding borrowings of $9.6 million.  This net cash position of $44.3 million is up from a net cash position of $10.4 million at the end of 2004.  As our net cash position grows, we will continue to evaluate ways to best utilize the cash, including continued repurchases of shares, increased dividends and potential acquisitions. We are being very selective in our search for acquisition opportunities, and will only consider opportunities that we believe will enhance our product line and increase shareholder value.

2006 marks the 100th year of business for Weyco Group.  We are beginning our second century with a great portfolio of brands, a successful retail business and a strong balance sheet.

We look forward to the opportunities that lie ahead, and appreciate the support of our shareholders as we continue to build our future.

Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman and	President and
Chief Executive Officer	Chief Operating Officer

SELECTED FINANCIAL DATA

	Years Ended December 31

	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001

Net sales	$209,469,000	$223,013,000	$215,761,000	$181,200,000	$131,693,000
Net earnings	$19,401,000	$20,278,000	$17,135,000	$13,188,000	$9,501,000
Diluted earnings per share*	$1.62	$1.72	$1.46	$1.15	$.82
Weighted average diluted shares outstanding*	11,965,928	11,762,278	11,756,574	11,506,884	11,585,002
Cash dividends per share*	$.26 1/2	$.21 1/2	$.19	$.17	$.15 1/2
Total assets	$175,498,000	$156,356,000	$151,186,000	$149,239,000	$97,954,000
Bank borrowings	$9,553,000	$11,360,000	$27,945,000	$37,802,000	$—

(1) Includes the operating results of the Florsheim business acquired in May 2002.

COMMON STOCK DATA

	2005				2004

	Price Range		Cash Dividends Declared*		Price Range		Cash Dividends Declared*

Quarter:	High	Low			High	Low

First	$22.48	$21.25	$.05	½	$18.50	$15.07	$.05
Second	21.95	17.76	.07		19.02	15.01	.05	½
Third	23.90	18.60	.07		18.50	14.88	.05	½
Fourth	20.78	17.08	.07		22.50	18.50	.05	½

			$.26	½			$.21	½

There are 225 holders of record of the Company’s common stock and 108 holders of record of the Company’s Class B common stock as of February 15, 2006.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

The Class B Common Stock is not listed nor does it trade publicly because of its limited transferability.  See Note 14 of the Notes to Consolidated Financial Statements.

*All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005. See Note 13 of the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a distributor of men’s casual, dress and fashion shoes under the Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams brand names.  Inventory is purchased from third-party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. The Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe.  The Company also has a retail division, which as of December 31, 2005, consisted of 32 Company-owned retail stores in the United States, three in Europe, and an Internet business.  Sales in retail outlets are made directly to consumers by Company employees.  The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company’s results are primarily affected by the economic conditions and the retail environment in the United States.

All share and per share amounts in this document (where appropriate) have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.  See Note 13 of the Notes to Consolidated Financial Statements.  Certain prior year amounts in this discussion have been reclassified to conform to the current year presentation.

The Company’s overall strategic growth plan is focused on positioning each of its brands, as well as its retail business, for long-term success.  Net earnings in 2005, 2004 and 2003 were $19.4 million, $20.3 million and $17.1 million, respectively.  Diluted earnings per share were $1.62, $1.72, and $1.46 in 2005, 2004 and 2003, respectively.  In 2005, the men’s moderately priced footwear market was challenged by consumer trends toward more contemporary and causal footwear as well as a current trend among retailers that favors private label brands.  Additionally, higher gas and energy prices in the fall of 2005 negatively impacted the spending habits of moderate consumers, which is a large portion of the Company’s target market.  Despite the challenges in 2005, the Company continued its long-term strategy and delivered strong new products to the market, which were well received at retail.

The Company continues to maintain a strong balance sheet.  Cash and marketable securities were $53.9 million at the end of 2005, up from $21.8 million at the end of 2004.   Inventory at December 31, 2005 was down $9.1 million from the prior year. The Company’s continued focus on inventory levels and enhancements in its overall buying process contributed to improved inventory turns in 2005.  Borrowings under the Company’s Revolving Line of Credit declined $1.8 million in 2005 to $9.6 million at December 31, 2005.   The Company’s excess of cash and marketable securities over borrowings was $44.3 million at December 31, 2005, compared with $10.4 million at December 31, 2004.  This increase was generated primarily by net earnings and reductions in inventory.

The acquisition of one of the Company’s major customers by another retailer in 2005 is expected to adversely impact the Company’s sales in 2006.  The acquiring company has indicated that it will most likely not go forward with the Company’s Nunn Bush and Florsheim product lines.  Total Nunn Bush and Florsheim sales to this customer in 2005 were approximately $12.0 million.  The Company does not expect to see the full impact of this loss in 2006, as the Company is still currently shipping orders to the customer.

RESULTS OF OPERATIONS

2005 vs. 2004
Consolidated net sales for the year ended December 31, 2005 were $209.5 million, down 6.1% from 2004 sales of $223.0 million.  Net sales in the Company’s wholesale division, which includes both wholesale sales and licensing revenues, were $181.9 million in 2005 compared with $196.6 million in the prior year.  Wholesale sales were $177.6 million in 2005 and $192.6 million in 2004.  Licensing revenues in 2005 were $4.37 million, up 10.9% from $3.94 million last year.  In 2005, licensing revenues in both Stacy Adams and Florsheim were up, despite one of the Company’s Florsheim domestic accessory licensees losing a major customer.  Royalties from this licensee were $210,000 less in 2005 than in 2004, and the Company estimates that royalties from this licensee will be down an additional $200,000 in 2006.

Retail net sales in 2005 rose 4.1% to $27.5 million in 2005 from $26.4 million in 2004. Same store sales in the current year increased 4.7% over 2004.  In 2005, the Company opened five new stores and closed two stores.

Wholesale net sales by brand for the years ended December 31, 2005 and 2004 were as follows:

	Years ended December 31,

	2005	2004	% change

North American Sales:
Stacy Adams	$53,779,842	$57,909,936	-7.1%
Nunn Bush	69,520,709	74,178,817	-6.3%
Florsheim	50,616,255	57,286,188	-11.6%
Foreign Sales	3,657,278	3,254,427	12.4%

Total	$177,574,084	$192,629,368	-7.8%

Sales of the Company’s Stacy Adams brand were down in 2005 due to general softness in the moderate segment of the overall retail footwear market, as well as lower sales of the SAO by Stacy Adams sub brand resulting from fashion trends in the casual “streetwear” market shifting toward athletic footwear, and also due to the loss of a major retail customer related to the discontinuation of FLS (discussed below).

Nunn Bush sales were lower due to product transitions out of old product at some major accounts in 2005.  These transitions were completed in the third quarter of 2005 and the new programs have been well received.  Sales for the last six months of the year were up .2%.  Sales of Florsheim were down because of the Company’s strategic decision in the first quarter to discontinue its FLS product line in the United States.  FLS is a lower priced sub brand in the Florsheim division.  Sales of FLS were $2.8 million in 2005 compared with $10 million in 2004.  Sales of other Florsheim products were up 2% in 2005 compared with 2004.

Overall gross earnings as a percent of net sales were 36.6% in 2005 and 37.2% in 2004.  Wholesale gross earnings as a percent of net sales were 30.7% in 2005 compared with 32.3% in 2004.  This decrease was primarily due to changes in product mix.  Retail gross earnings as a percent of net sales increased 130 basis points from 63.5% in 2004 to 64.8% in 2005.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs).  The Company’s distribution costs for the years ended December 31, 2005 and 2004 were $5.9 million and $6.4 million, respectively. These costs were included in selling and administrative expenses.  Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  In 2005, the Company’s overall selling and administrative expenses as a percent of net sales decreased to 22.0% compared with 22.4% in 2004.  Wholesale selling and administrative expenses as a percent of net wholesale sales declined to 18.9% in the current year from 19.5% in the prior year.  Retail selling and administrative expenses as a percent of net sales were also down from 46.9% in 2004 to 45.6% in 2005.  The decrease in wholesale expenses of $4.1 million in 2005 was primarily due to lower salaries and commissions of $1.5 million, a decrease in advertising expenses of $1.2 million, and a decline in other general administrative expenses in 2005 due to the Company’s continued efforts to control costs.

Interest income in 2005 was up $537,000 from 2004 due to higher cash and marketable securities balances and higher interest rates.  Interest expense was $340,000 in 2005 and $478,000 in 2004.   The decrease was the result of lower average borrowings in 2005 compared with 2004.

The effective tax rate for 2005 was 38.1% as compared with 38.4% in 2004.

2004 vs. 2003
Overall net sales for the year ended December 31, 2004 reached $223.0 million, 3.4% above the prior year sales of $215.8 million.  Sales in the Company’s wholesale division, which include both wholesale sales and licensing revenues, were $196.6 million in 2004, up 3.0% from $190.9 million in 2003.  Wholesale sales were $192.6 million in 2004 compared with $187.3 million in 2003.  Licensing revenues were $3.9 million and $3.6 million in 2004 and 2003, respectively.

In the retail segment, net sales were $26.4 million in 2004, rising 6.4% over $24.9 million in 2003.  The Company closed three stores and opened two new stores in 2004.  Same store sales were up 9% in 2004.

Wholesale net sales by brand for the years ended December 31, 2004 and 2003 were as follows:

	Years ended December 31,

	2004	2003	% change

North American Sales:
Stacy Adams	$57,909,936	$53,731,658	7.8%
Nunn Bush	74,178,817	74,193,121	0.0%
Florsheim	57,286,188	56,798,011	0.9%
Foreign Sales	3,254,427	2,603,599	25.0%

Total	$192,629,368	$187,326,389	2.8%

The increase in wholesale net sales was driven by the increase in sales of the Company’s Stacy Adams brand.  The growth in Stacy Adams reflected increases in its dress shoe business.  Nunn Bush sales were flat in comparison with 2003.  Florsheim sales were up approximately 1% over 2003, with third and fourth quarter sales up 11%.

Gross earnings as a percent of net sales increased from 35.4% in 2003 to 37.2% in 2004.  Gross margin improvements were achieved across all the Company’s brands and in the Company’s retail segment.  Gross earnings as a percent of net sales in the wholesale division increased 180 basis points, from 30.5% in 2003 to 32.3% in 2004, which was mainly due to changes in product mix.  Retail gross earnings as a percent of net sales increased from 63.2% in 2003 to 63.5% in 2004.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs).  The Company’s distribution costs for the years ended December 31, 2004 and 2003 were $6.4 million and $6.7 million, respectively. These costs were included in selling and administrative expenses.  Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  Selling and administrative expenses as a percent of net sales were 22.4% in 2004 compared with 22.8% in 2003.  This decrease is primarily the result of cost control efforts achieved in both of the Company’s operating segments. Wholesale selling and administrative expenses as a percent of net wholesale sales decreased from 19.9% in 2003 to 19.5% in 2004.  Retail selling and administrative expenses as a percent of net sales also declined from 47.6% in 2003 to 46.9% in 2004.

Interest income in 2004 of $501,000 was comparable with $529,000 for 2003.  Interest expense in 2004 was $478,000 versus $1,375,000 during 2003.   The decrease is the result of lower average borrowings in 2004 in comparison to 2003.

The effective tax rate for 2004 was 38.4% as compared with 35.8% in 2003.  The 2003 effective tax rate included a 2.4% benefit due to the resolution of certain tax matters related to an audit of the Company’s 1996 federal tax return.

LIQUIDITY & CAPITAL RESOURCES

The Company’s primary source of liquidity is its cash and short-term marketable securities, which aggregated $23.7 million at December 31, 2005 and $10.7 million as of December 31, 2004.  During 2005, the Company’s primary source of cash was from operations while its primary use of cash was the purchase of marketable securities.

The Company generated $38.7 million in cash from operating activities in 2005, compared with $19.9 million in the prior year.  This increase was primarily due to lower inventories and higher accounts payable balances at the end of 2005 compared with 2004.   The decrease in inventory at December 31, 2005 reflects the Company’s increased emphasis to improve its overall buying process and accordingly, to reduce the potential for excess inventory and improve inventory turns. The increase in accounts payable was principally due to timing.

Net cash used for investing activities increased $20.0 million in 2005, mainly due to an increase of $19.1 million in net purchases of marketable securities.  The Company continues to invest in municipal securities.

Net cash used for financing activities decreased $12.1 million in 2005 compared with the prior year, primarily due to lower repayments of borrowings under its Revolving Line of Credit partially offset by $1.8 million for the repurchase of the Company’s common stock.

The Company’s capital expenditures were $1.8 million, $1.1 million and $9.8 million in 2005, 2004 and 2003, respectively.  Capital expenditures in 2003 included $8.5 million related to the construction project to expand and reconfigure the Company’s distribution center.  The project was completed in the third quarter of 2003, and was financed by draws on the line of credit.  In 2004 and 2005, capital expenditures returned to normal levels.  Capital expenditures are expected to be approximately $2 million to $3 million in 2006.

As of December 31, 2005, the Company had a total of $50 million available under its existing borrowing facility, of which total borrowings were $9.6 million. This facility includes certain financial covenants, including minimum net worth levels, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA.  As of December 31, 2005 the Company was in compliance with all covenants.  The facility expires April 30, 2006, and the Company intends to extend it an additional year at that time.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2006.

Off-Balance Sheet Arrangements
The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments
The Company’s significant contractual obligations are its bank borrowings, unfunded supplemental pension plan, and its operating leases, which are discussed further in the notes to the financial statements.  The Company also has significant obligations to purchase inventory.  The bank borrowings and supplemental pension obligations are recorded on the Company’s Consolidated Balance Sheets.  Future obligations under operating leases are disclosed in Note 12 of the Notes to Consolidated Financial Statements.  The table below provides summary information about these obligations.

	Payments Due by Period ( in 000’s)

	Total	Less Than a Year	1 – 3 Years	3 – 5 Years	More Than 5 Years

Bank borrowings	$9,553	9,553	—	—	—
Supplemental pension plan	3,672	230	493	474	2,475
Operating leases	15,366	2,994	3,803	2,790	5,779
Purchase obligations *	37,715	37,715	—	—	—

Total	$66,306	$50,492	$4,296	$3,264	$8,254

* - Purchase obligations relate entirely to commitments to purchase inventory.

Future interest payments on bank borrowings have not been included in the above table as they have variable rates of interest.  Related interest payments in 2005 were $332,000.  The Company also has a qualified defined benefit pension plan.  The Company is uncertain at this time whether it will make a contribution to this plan in 2006. The Company expects that if a contribution is made in 2006, it will be approximately $1 million to $2 million. See Note 9 of the Notes to Consolidated Financial Statements.

OTHER

Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements.  As disclosed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes.  Future events and their effects cannot be determined with absolute certainty.  Therefore, the determination of estimates requires the exercise of judgment.  Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.  The following policies are considered by management to be the most critical in understanding the significant accounting estimates inherent in the preparation of the Company’s financial statements and the uncertainties that could impact the Company’s results of operations, financial position and cash flows.

Allowances for Sales Returns and Doubtful Accounts
The Company records allowances for sales returns and doubtful accounts for losses resulting from accounts receivable balances that will ultimately not be collected.  The allowances are based on such factors as specific customer situations, historical experience, a review of the current aging status of customer receivables and current and expected economic conditions.  The allowances include a specific reserve for accounts identified as potentially uncollectible, plus a general reserve for the balance of accounts.  The Company evaluates the allowances and the estimation process on at least a quarterly basis and makes adjustments when appropriate.  Historically, losses have been within the Company’s expectations.  Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.  These changes could impact the Company’s results of operations, financial position and cash flows.

Pension Plan Accounting
The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”  See Note 9 of the Notes to Consolidated Financial Statements for further discussion of these plans.  The calculation of pension expense and the corresponding obligation require certain actuarial assumptions.  Management believes the two most critical of these assumptions are the discount rate and the expected rate of return on plan assets.  The Company evaluates its actuarial assumptions annually on the measurement dates (December 31) and makes modifications based on such factors as market interest rates and historical asset performance.  Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Discount Rate – Pension expense and projected benefit obligation both increase as the discount rate is reduced.  Actuarial valuations at December 31, 2004 and 2003 used a discount rate of 5.75% and 6.0%, respectively. These rates were based on interest rates earned on high-quality, long-term bonds at those dates. In 2005, the Company refined its methodology and selected its discount rate based on the plan’s projected cash flows.  This method, known as the cash flow matching method, is more accurate and representative of the plan as it discounts each year’s projected cash flows at the associated spot interest rate back to the measurement date.  Based on this methodology, the Company used a discount rate of 5.65% at December 31, 2005.  A 0.5% decrease in the discount rate would increase annual pension expense and the projected benefit obligation by approximately $43,000 and $2.0 million, respectively.

Expected Rate of Return - Pension expense increases as the expected rate of return on pension plan assets decreases.  In estimating the expected return on plan assets, the Company considers the historical returns on plan assets and future expectations of asset returns.  The Company utilized an expected rate of return on plan assets of 8.5% in both 2003 and 2004 and 8.0% in 2005.  These rates were based on the Company’s long-term investment policy of equity securities: 20% - 100%; fixed income securities: 80% - 20%; and other, principally cash 0% - 20%.  A 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $120,000.

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

At December 31, 2005, the Company had forward exchange contracts outstanding to sell 4.0 million Canadian dollars at a total price of $3.4 million. Based on December 31, 2005 exchange rates, there were no significant gains or losses on these contracts.  All contracts expire in less than one year.  Assuming a 10% depreciation in the U.S. dollar at December 31, 2005, there would be a loss on forward exchange contracts of $418,000.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its Line of Credit.  As of December 31, 2005, $9.6 million of commercial paper was outstanding at an average interest rate of 4.43%. The interest expense related to commercial paper for 2005 was $334,000. Assuming a 10% increase in the Company’s weighted average interest rate on borrowings, interest expense in 2005 would have increased by $34,000.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company’s outlook for the future.  These statements represent the Company’s reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially.  The reader is cautioned that these forward-looking statements are subject to a number of risks, uncertainties, or other factors that may cause (and in some cases have caused) actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors described under Item 1A, “Risk Factors,” of the Company’s Form 10-K.

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

NET SALES	$209,469,303	$223,013,334	$215,760,531
COST OF SALES	132,726,939	140,017,783	139,315,498

Gross earnings	76,742,364	82,995,551	76,445,033

SELLING AND ADMINISTRATIVE EXPENSES	46,063,389	50,043,981	49,184,303

Earnings from operations	30,678,975	32,951,570	27,260,730

INTEREST INCOME	1,037,530	500,605	528,531
INTEREST EXPENSE	(339,670)	(477,807)	(1,374,682)
OTHER INCOME AND EXPENSE, net	(26,070)	(71,694)	275,222

Earnings before provision for income taxes	31,350,765	32,902,674	26,689,801

PROVISION FOR INCOME TAXES	11,950,000	12,625,000	9,555,000

Net earnings	$19,400,765	$20,277,674	$17,134,801

BASIC EARNINGS PER SHARE	$1.68	$1.78	$1.50

DILUTED EARNINGS PER SHARE	$1.62	$1.72	$1.46

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,780,913	$10,514,707
Marketable securities, at amortized cost	875,317	180,000
Accounts receivable, less reserves of $3,822,920 and $4,880,433 respectively	27,843,048	30,774,337
Inventories	38,548,602	47,620,220
Deferred income tax benefits	1,174,235	1,681,135
Prepaid expenses and other current assets	1,424,858	1,779,189

Total current assets	92,646,973	92,549,588

MARKETABLE SECURITIES, at amortized cost	30,290,089	11,123,795
OTHER ASSETS	14,252,604	13,904,006
PLANT AND EQUIPMENT, net	27,440,762	27,910,304
TRADEMARK	10,867,969	10,867,969

	$175,498,397	$156,355,662

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
CURRENT LIABILITIES :
Short-term borrowings	$9,552,504	$11,359,536
Accounts payable	12,222,907	6,661,241
Dividend payable	810,241	631,351
Accrued liabilities:
Wages, salaries and commissions	1,598,492	3,566,277
Taxes other than income taxes	851,646	979,853
Other	3,655,969	3,950,485
Accrued income taxes	1,221,423	751,622

Total current liabilities	29,913,182	27,900,365

LONG-TERM PENSION LIABILITY	3,672,312	3,312,860
DEFERRED INCOME TAX LIABILITIES	5,344,702	5,394,516
SHAREHOLDERS’ INVESTMENT:
Common Stock, $1.00 par value, authorized 20,000,000 shares in 2005 and 10,000,000 in 2004, issued and outstanding 8,979,243 in 2005 and 4,440,565 shares in 2004	8,979,243	4,440,565
Class B Common Stock, $1.00 par value, authorized 4,000,000 shares in 2005 and 2,000,000 in 2004, issued and outstanding 2,595,031 shares in 2005 and 1,302,110 shares in 2004	2,595,031	1,302,110
Capital in excess of par value	3,437,697	6,820,136
Reinvested earnings	121,334,722	106,747,060
Accumulated other comprehensive income	221,508	438,050

Total shareholders’ investment	136,568,201	119,747,921

	$175,498,397	$156,355,662

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ INVESTMENT
For the years ended December 31, 2005, 2004 and 2003

	Common Stock	Class B Common Stock	Capital in Excess of Par Value	Reinvested Earnings	Accumulated Other Comprehensive Income/(Loss)	Comprehensive Income

Balance, December 31, 2002	2,886,456	902,608	4,999,047	77,092,150	(1,095,947)
Comprehensive Income:
Net earnings	—	—	—	17,134,801	—	$17,134,801
Foreign currency translation adjustments	—	—	—	—	340,715	340,715
Additional minimum pension liability (net of tax of $552,594)	—	—	—	—	864,311	864,311

Total Comprehensive Income	—	—	—	—	—	$18,339,827

Cash dividends declared ($.19 per share)*	—	—	—	(2,158,520)	—
Common stock dividend	1,463,354	437,269	(1,901,697)	—	—
Conversions of Class B Common Stock to Common Stock	34,442	(34,442)	—	—	—
Stock options exercised	50,881	—	962,061	—	—
Income tax benefit from stock options exercised	—	—	229,693	—	—
Shares purchased and retired	(110,150)	—	(99,966)	(3,151,178)	—

Balance, December 31, 2003	4,324,983	1,305,435	4,189,138	88,917,253	109,079
Comprehensive Income:
Net earnings	—	—	—	20,277,674	—	20,277,674
Foreign currency translation adjustments	—	—	—	—	328,971	328,971

Total Comprehensive Income	—	—	—	—	—	$20,606,645

Cash dividends declared ($.21 ½ per share)*	—	—	—	(2,447,867)	—
Conversions of Class B Common Stock to Common Stock	3,325	(3,325)	—	—	—
Stock options exercised	112,257	—	2,091,366	—	—
Income tax benefit from stock options exercised	—	—	539,632	—	—

Balance, December 31, 2004	$4,440,565	$1,302,110	$6,820,136	$106,747,060	$438,050
Comprehensive Income:
Net earnings	—	—	—	19,400,765	—	19,400,765
Foreign currency translation adjustments	—	—	—	—	(216,542)	(216,542)

Total Comprehensive Income	—	—	—	—	—	$19,184,223

Cash dividends declared ($.26 ½ per share)*	—	—	—	(3,063,817)
Common Stock Split	4,455,965	1,300,310	(5,756,275)
Conversions of Class B Common Stock to Common Stock	7,389	(7,389)	—	—	—
Stock options exercised	172,188	—	1,688,621	—	—
Income tax benefit from stock options exercised	—	—	685,215	—	—
Shares purchased and retired	(96,864)	—	—	(1,749,286)	—

Balance, December 31, 2005	$8,979,243	$2,595,031	$3,437,697	$121,334,722	$221,508

*Cash dividends declared have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$19,400,765	$20,277,674	$17,134,801
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	2,263,187	2,517,417	2,322,794
Amortization	48,537	80,389	187,020
Deferred income taxes	457,086	1,187,260	978,527
Deferred compensation	—	48,000	197,292
Pension expense	884,010	712,959	992,050
(Gain) loss on sale of assets	(1,642)	116,174	(25,819)
Increase in cash surrender value of life insurance	(599,699)	(579,168)	(574,371)
Changes in operating assets and liabilities:
Accounts receivable	2,931,289	(874,140)	2,270,598
Inventories	9,071,618	(3,892,642)	6,013,355
Prepaids and other assets	298,279	(736,693)	(165,156)
Accounts payable	5,561,666	(804,365)	(3,803,107)
Accrued liabilities and other	(2,785,877)	352,726	(258,149)
Accrued income taxes	1,155,015	1,519,328	1,009,700

Net cash provided by operating activities	38,684,234	19,924,919	26,279,535

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Florsheim assets	—	—	(46,288)
Purchase of marketable securities	(25,188,918)	(6,106,521)	(5,163,270)
Proceeds from maturities of marketable securities	5,278,770	5,262,953	4,808,799
Purchase of plant and equipment	(1,835,167)	(1,127,088)	(9,833,660)
Proceeds from sales of plant and equipment	4,587	230,706	37,623

Net cash used for investing activities	(21,740,728)	(1,739,950)	(10,196,796)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid	(2,884,927)	(2,380,158)	(2,086,763)
Shares purchased and retired	(1,846,150)	—	(3,361,294)
Proceeds from stock options exercised	1,860,809	2,203,623	1,012,943
Net repayments under revolving credit facilities	(1,807,032)	(16,585,294)	(9,857,162)

Net cash used for financing activities	(4,677,300)	(16,761,829)	(14,292,276)

Net increase in cash and cash equivalents	12,266,206	1,423,140	1,790,463

CASH AND CASH EQUIVALENTS, at beginning of year	$10,514,707	$9,091,567	$7,301,104

CASH AND CASH EQUIVALENTS, at end of year	$22,780,913	$10,514,707	$9,091,567

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net of refunds	$10,150,856	$10,037,356	$7,543,171
Interest paid	$337,038	$509,125	$1,383,664

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2005, 2004 and 2003

1.  NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S.-based distributor of men’s branded footwear.  The Company’s brands include Florsheim, Nunn Bush, Nunn Bush NXXT, Brass Boot, Stacy Adams and SAO by Stacy Adams.  The Company’s products are primarily sold to unaffiliated retailers throughout the United States.  The Company also has a wholesale operation in Europe and has licensing agreements with third parties to sell its products internationally.   In addition, the Company also operates a retail division.  At December 31, 2005 the retail division was comprised of 32 retail stores in the United States, three in Europe, and an Internet business.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation  - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and include all of the Company’s subsidiaries, all of which are wholly owned.

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

Cash and Cash Equivalents  - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.  At December 31, 2005 and 2004, approximately $15.1 million and $6.9 million, respectively, of the Company’s cash and cash equivalents were held at one bank.

Inventories  - Inventories are valued at cost, which is not in excess of market.  Substantially all inventories are determined on a last-in, first-out (LIFO) basis.  Inventory costs include the cost of shoes purchased from third-party manufacturers, as well as related freight and duty.  The Company takes title to product at the time of shipping.  See Note 5.

Plant and Equipment and Depreciation  - Plant and equipment are stated at cost and depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 3 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets  -  Plant and equipment and other long-term assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.  There were no adjustments to the carrying value of long-lived assets in fiscal 2005, 2004, or 2003.

Income Taxes  - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 10.

Financial Instruments – The Company has entered into forward exchange contracts for the purpose of hedging against foreign currency risk.  At December 31, 2005, the Company has financial contracts outstanding to sell 4,000,000 Canadian dollars at a total price of $3,395,000. These contracts all expire in 2006.  Based upon year-end exchange rates, there were no significant gains or losses on outstanding contracts.

Revenue Recognition  - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company.  Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers.  All product sales are recorded net of estimated allowances for returns and discounts.  Revenue from third-party licensing agreements is recognized in the period earned.  For December 31, 2005, 2004 and 2003, licensing revenues were $4,367,000, $3,937,000 and $3,576,000, respectively.

Shipping and Handling Fees  - The Company classifies shipping and handling fees billed to customers as revenues.  The related shipping and handling expenses incurred by the Company are included in selling and administrative expenses and totaled $954,000, $888,000 and $1,174,000 for 2005, 2004 and 2003, respectively.

Cost of Sales – The Company’s cost of sales includes the cost of products and inbound freight and duty costs.

Selling and Administrative Expenses – Selling and administrative expenses primarily include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection and warehousing costs), rent and depreciation.  Distribution costs included in selling and administrative expenses in 2005, 2004 and 2003 were $5,921,000, $6,444,000 and $6,701,000, respectively.

Advertising Costs - Advertising costs are expensed as incurred.  Total advertising costs were $7,892,000, $9,214,000 and $9,265,000 in 2005, 2004 and 2003, respectively.  All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses, which are included in the above totals, reduced net sales by $3,872,000, $3,996,000 and $3,838,000 for 2005, 2004 and 2003, respectively.

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

Comprehensive Income  -  Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss).  The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment.  At December 31, 2005 and 2004, Accumulated Other Comprehensive Income (Loss) consisted entirely of cumulative translation adjustments.

Stock-Based Compensation  -  At December 31, 2005, the Company has three stock-based employee compensation plans, which are described more fully in Note 17.  The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.

New Accounting Pronouncement – In December 2004, the FASB issued SFAS No. 123(R ), “Accounting for Stock-Based Compensation”.  The revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award.  In April 2005, the Securities and Exchange Commission postponed the adoption of SFAS No. 123(R), which would have been effective for the Company as of July 1, 2005.  As a result, SFAS No. 123(R) became effective for the Company as of January 1, 2006.   All of the Company’s stock options granted prior to the effective date were 100% vested at the effective date.  Accordingly, no stock option expense will be recognized for those options.  The impact of this pronouncement on the Company’s financial statements with regard to future stock option grants is uncertain at this time as the impact is dependent upon, among other things, the approval of the Company’s Board of Directors to grant stock-based compensation in the future.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

4.  INVESTMENTS

All  of the Company’s investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as the Company has the intent and ability to hold all security investments to maturity.

A summary of the amortized cost and estimated market values of investment securities at December 31, 2005 and 2004 are as follows:

	2005		2004

	Amortized Cost	Market Value	Amortized Cost	Market Value

Municipal bonds :
Current	$875,317	$873,538	$180,000	$180,702
Due from one through five years	9,793,495	9,789,403	6,397,040	6,608,618
Due from five through ten years	14,096,594	13,980,175	3,526,755	3,542,210
Due from ten through twenty years	1,400,000	1,400,000	1,200,000	1,207,250
Due after twenty years	5,000,000	5,000,000	—	—

Total	$31,165,406	$31,043,116	$11,303,795	$11,538,780

The unrealized gains and losses on investment securities at December 31 are:

	2005		2004

	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses

Municipal bonds	$83,102	$205,392	$253,976	$18,991

5.  INVENTORIES

At December 31, 2005 and 2004, inventories consist of:

	2005	2004

Finished shoes	$51,342,926	$60,033,352
LIFO reserve	(12,794,324)	(12,413,132)

Total inventories	$38,548,602	$47,620,220

Finished shoes include inventory in-transit of $17,997,931 and $12,788,331 as of December 31, 2005 and 2004, respectively.

6.  PLANT AND EQUIPMENT

At December 31, 2005 and 2004, plant and equipment consists of:

	2005	2004

Land	$2,659,135	$2,653,935
Buildings and improvements	19,541,497	19,541,497
Machinery and equipment	15,403,650	15,009,999
Retail fixtures and leasehold improvements	4,448,607	3,210,567
Construction in progress	230,789	—

Plant and equipment	42,283,678	40,415,998
Less: accumulated depreciation	(14,842,916)	(12,505,694)

Plant and equipment, net	$27,440,762	$27,910,304

7.  OTHER ASSETS

Other assets include the following amounts at December 31:

	2005	2004

Pension asset (See Note 9)	$6,173,530	$6,480,681
Cash surrender value of life insurance	7,992,822	7,393,125
Other	86,252	30,200

	$14,252,604	$13,904,006

8.   SHORT-TERM BORROWINGS

At December 31, 2005, the Company had a 364-day $50 million unsecured Revolving Line of Credit (the “Line of Credit”) with a bank expiring April 30, 2006.  The Line of Credit  allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points.  The Line of Credit includes certain financial covenants, including minimum net worth levels, minimum levels of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and a maximum ratio of funded debt to EBITDA.  As of December 31, 2005, the Company was in compliance with all covenants.  Outstanding borrowings under the Line of Credit at December 31, 2005 consisted of $9.6 million of commercial paper with an average interest rate of 4.43%.

At December 31, 2004, outstanding borrowings under a prior $50 million line of credit were $11.4 million with an average interest rate of 2.42%.

9.  EMPLOYEE RETIREMENT PLANS

The Company has a defined benefit retirement plan covering substantially all employees, as well as an unfunded supplemental pension plan for key executives.  Retirement benefits are provided based on employees’ years of credited service and average earnings or stated amounts for years of service.  Normal retirement age is 65 with provisions for earlier retirement. The plan also has provisions for disability and death benefits.  The Company’s funding policy for the defined benefit retirement plan is to make contributions to the plan such that all employees’ benefits will be fully provided by the time they retire.  Plan assets are stated at market value and consist primarily of equity securities and fixed income securities, mainly U.S. government and corporate obligations.

The Company’s pension plan weighted average asset allocation at December 31, 2005 and 2004, by asset category, is as follows:

	Plan Assets at December 31

	2005	2004

Asset Category:
Equity Securities	56%	52%
Fixed Income Securities	40%	42%
Other	4%	6%

Total	100%	100%

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

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.  This resulted in the selection of the 8.0% long-term rate of return on assets assumption.

Assumptions used in determining the funded status at December 31 are:

	2005	2004

Discount rate	5.65%	5.75%
Rate of compensation increase	4.5%	4.5%

All plans have a measurement date of December 31.  The following is a reconciliation of the change in benefit obligation and plan assets for the years ended December 31, 2005 and 2004:

Change in projected benefit obligation

	2005	2004

Projected benefit obligation, beginning of year	$28,263,000	$27,097,000
Service cost	783,000	785,000
Interest cost	1,584,000	1,584,000
Plan amendments	—	713,000
Actuarial loss (gain)	1,783,000	(578,000)
Benefits paid	(1,502,000)	(1,338,000)

Projected benefit obligation, end of year	$30,911,000	$28,263,000

Change in plan assets

Fair value of plan assets, beginning of year	$24,587,000	$24,021,000
Actual return on plan assets	1,378,000	1,834,000
Administrative expenses	(50,000)	(50,000)
Contributions	217,000	120,000
Benefits paid	(1,502,000)	(1,338,000)

Fair value of plan assets, end of year	$24,630,000	$24,587,000

Funded status of plan	$(6,281,000)	$(3,676,000)
Unrecognized net actuarial loss	7,972,000	5,943,000
Unrecognized prior service cost	810,000	901,000

Net amount recognized	$2,501,000	$3,168,000

Amounts recognized in the balance sheets consist of:

Other assets	$6,173,000	$6,481,000
Long-term pension liability	(3,672,000)	(3,313,000)

Net amount recognized	$2,501,000	$3,168,000

The accumulated benefit obligation for the defined benefit pension plans was $26,948,000 and $24,954,000 at December 31, 2005 and 2004, respectively.

Information for the supplemental pension plan which has an accumulated benefit obligation in excess of plan assets:

	2005	2004

Projected benefit obligation	$4,586,000	$3,816,000
Accumulated benefit obligation	$3,672,000	$3,198,000
Fair value of pension assets	$—	$—

Assumptions used in determining net periodic pension cost at December 31 are:

	2005	2004	2003

Discount rate	5.75%	6.0%	6.75%
Rate of compensation increase	4.5%	4.5%	5.0%
Long-term rate of return on plan assets	8.0%	8.5%	8.5%

The components of net periodic pension cost for the years ended December 31, 2005, 2004 and 2003, are:

	2005	2004	2003

Benefits earned during the period	$783,000	$785,000	$571,000
Interest cost on projected benefit obligation	1,584,000	1,584,000	1,463,000
Expected return on plan assets	(1,915,000)	(1,993,000)	(1,674,000)
Net amortization and deferral	432,000	337,000	440,000
Curtailment loss	—	—	192,000

Net pension expense	$884,000	$713,000	$992,000

The Company is uncertain at this time whether it will make a contribution to its defined benefit retirement plan in 2006.  The Company expects that if a contribution is made in 2006, it will be approximately $1 million to $2 million.

Projected benefit payments for the plans as of December 31, 2005 are estimated as follows:

2006	$1,553,000
2007	$1,608,000
2008	$1,772,000
2009	$1,876,000
2010	$1,866,000
2011-2015	$9,741,000

The Company also has a defined contribution plan covering substantially all employees.  The Company contributed approximately $167,000, $136,000 and $125,000 to the plan in 2005, 2004 and 2003, respectively.

10.  INCOME TAXES

The provision for income taxes includes the following components:

	2005	2004	2003

Current:
Federal	$9,450,000	$9,493,000	$6,884,000
State	1,566,000	1,711,000	1,426,000
Foreign	477,000	234,000	266,000

Total	11,493,000	11,438,000	8,576,000
Deferred	457,000	1,187,000	979,000

Total provision	$11,950,000	$12,625,000	$9,555,000

Effective tax rate	38.1%	38.4%	35.8%

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

U. S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.2	3.4	3.4
Non-taxable municipal bond interest	(0.9)	(0.5)	(0.6)
Resolution of prior period tax matters	—	—	(2.4)
Other	0.8	0.5	0.4

	38.1%	38.4%	35.8%

During 2003, the Company resolved certain matters related to an audit of its 1996 federal income tax return.  The settlement had a favorable impact on the Company’s 2003 tax provision, as the Company had previously provided an amount in excess of the final settlement.

The foreign component of pretax net earnings was $1,459,000, $884,000 and $810,000  for 2005, 2004 and 2003, respectively.

The components of deferred taxes as of December 31, 2005 and 2004, are as follows:

	2005	2004

Deferred tax assets:
Accounts receivable reserves	$566,000	$896,000
Deferred compensation	—	621,000
Pension liability	1,362,000	1,292,000
Accrued Liabilities	1,712,000	1,470,000

	3,640,000	4,279,000

Deferred tax liabilities:
Inventory and related reserves	(964,000)	(1,060,000)
Pension asset	(2,338,000)	(2,527,000)
Cash value of life insurance	(1,670,000)	(1,497,000)
Depreciation	(1,832,000)	(2,040,000)
Trademark	(865,000)	(623,000)
Prepaid and other assets	(142,000)	(246,000)

	(7,811,000)	(7,993,000)

Net deferred tax liability	$(4,171,000)	$(3,714,000)

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows:

	2005	2004

Current deferred income tax benefits	$1,174,000	$1,681,000
Noncurrent deferred income tax liabilities	(5,345,000)	(5,395,000)

	$(4,171,000)	$(3,714,000)

11.  DEFERRED COMPENSATION

The Company expensed $48,000 in 2004 and $197,000 in 2003 in connection with deferred compensation agreements established with certain former executives. Amounts owed under these agreements were included in Accrued Wages, Salaries and Commissions on the Consolidated Balance Sheets.  Obligations of $1.4 million were paid under these agreements in March 2004, and the remaining balance was paid in February 2005.  Accordingly, there was no interest expense in 2005.

12.  OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount.  Total minimum rents were $2,886,000 in 2005, $2,632,000 in 2004, and $2,569,000 in 2003.  Percentage rentals were $16,000 in 2005, $21,000 in 2004, and $16,000 in 2003.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005, are shown below.  Renewal options exist for many long-term leases.

2006	$2,994,000
2007	2,283,000
2008	1,520,000
2009	1,437,000
2010	1,353,000
Thereafter	5,779,000

Total	$15,366,000

13.  STOCK SPLIT

On January 31, 2005, the Company’s Board of Directors approved a two-for-one split of the Company’s Common Stock and Class B Common Stock without a change in par value of either class.  The stock split was distributed on April 1, 2005 to shareholders of record on February 16, 2005.  The stock split resulted in the issuance of approximately 4.5 million additional shares of Common Stock and approximately 1.3 million additional shares of Class B Common Stock.  Certain share and all per share amounts disclosed in this document have been adjusted to reflect the split.

14.  SHAREHOLDERS’ INVESTMENT

Each share of Class B common stock has 10 votes, may only be transferred to certain permitted transferees, is convertible to one share of common stock at the holder’s option and shares equally with the common stock in cash dividends and liquidation rights.  Any outstanding shares of Class B Common Stock will convert into common stock on July 1, 2007.

In April 1998, the Company’s Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. The Company also buys back shares of its common stock from time to time in private transactions at prevailing prices.    During 2003, the Company purchased 95,300 shares at a total cost of $2,862,992 under the program, and 14,850 shares at a total cost of $498,302 in private transactions.  There were no repurchases of common shares in 2004.  During 2005, the Company purchased 96,864 shares at a total cost of $1,846,150 under the program. At December 31, 2005, the Company is authorized to buy back an additional 1,529,336 shares under the program.

Shares acquired before February 16, 2005 have not been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.  See Note 13.

15.  EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	2005	2004	2003

Numerator:
Net earnings	$19,400,765	$20,277,674	$17,134,801

Denominator:
Basic weighted average shares outstanding	11,559,326	11,380,370	11,387,432
Effect of dilutive securities:
Employee stock options	406,602	381,908	369,142

Diluted weighted average shares outstanding	11,965,928	11,762,278	11,756,574

Basic earnings per share	$1.68	$1.78	$1.50

Diluted earnings per share	$1.62	$1.72	$1.46

Diluted weighted average shares outstanding for 2005 include all outstanding options to purchase common stock.  Diluted weighted average shares outstanding in 2004 exclude outstanding options to purchase 12,524 shares of common stock at a weighted average price of $18.59 because they were antidilutive.  2003 diluted weighted average shares outstanding exclude outstanding options to purchase 309,750 shares of common stock at a weighted average price of $16.85 because they were antidilutive.

16.  SEGMENT INFORMATION

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance.  Based upon this criteria, the Company has determined that it operates in two operating segments, wholesale distribution and retail sales of men’s footwear, which also constitute its reportable segments.  None of the Company’s operating segments were aggregated in determining the Company’s reportable segments.

Wholesale shoes are marketed through more than 10,000 shoe, clothing and department stores.  Most sales are to unaffiliated customers in North America, with some distribution in Europe.  There were no individually significant customers in 2005.  In 2004 and 2003, sales to the Company’s largest customer were 12% of total sales.  There were no other individually significant customers in those years.

In the retail division, the Company operated 32 Company-owned stores in principal cities in the United States, three stores in Europe, and an Internet business as of December 31, 2005.  Sales in retail outlets are made directly to the consumer by Company employees.  In addition to the sale of the Company’s brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations.  Summarized segment data for 2005, 2004 and 2003 are as follows:

	Wholesale Distribution	Retail	Total

2005
Product sales	$177,574,000	$27,528,000	$205,102,000
Licensing revenues	4,367,000	—	4,367,000

Net sales	181,941,000	27,528,000	209,469,000
Depreciation	1,705,000	558,000	2,263,000
Earnings from operations	25,402,000	5,277,000	30,679,000
Total assets	167,332,000	8,166,000	175,498,000
Capital expenditures	628,000	1,207,000	1,835,000

2004
Product sales	$192,629,000	$26,447,000	$219,076,000
Licensing revenues	3,937,000	—	3,937,000

Net sales	196,566,000	26,447,000	223,013,000
Depreciation	1,756,000	761,000	2,517,000
Earnings from operations	28,567,000	4,385,000	32,952,000
Total assets	149,205,000	7,151,000	156,356,000
Capital expenditures	403,000	724,000	1,127,000

2003
Product sales	$187,327,000	$24,858,000	$212,185,000
Licensing revenues	3,576,000	—	3,576,000

Net sales	190,903,000	24,858,000	215,761,000
Depreciation	1,603,000	720,000	2,323,000
Earnings from operations	23,388,000	3,873,000	27,261,000
Total assets	144,380,000	6,806,000	151,186,000
Capital expenditures	9,241,000	593,000	9,834,000

All corporate assets are included in the wholesale distribution segment.  Net sales above exclude intersegment sales.

Sales by geographic region based on product shipment destination were as follows:

	2005	2004	2003

United States	$197,638,791	$212,211,220	$206,629,444
Canada	6,002,766	5,465,097	4,864,312
Europe	5,827,746	5,337,017	4,266,775

Total	$209,469,303	$223,013,334	$215,760,531

17.  STOCK-BASED COMPENSATION PLANS

The Company has three stock option plans:  the 1996 Nonqualified Stock Option Plan,  the 1997 Stock Option Plan, and the 2005 Equity Incentive Plan.  Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant.  All options granted in 2005 were fully vested eight months after the date of grant.  Most options expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date.  No stock-based employee compensation expense has been reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

The following table summarizes the stock option activity under the Company’s plans for the years ended December 31:

	2005		2004		2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	1,525,586	$10.41	1,637,700	$9.96	1,444,962	$8.38
Granted	201,250	18.12	113,900	15.78	308,250	16.85
Exercised	(185,788)	10.02	(224,514)	9.82	(115,512)	8.75
Forfeited	(4,000)	18.03	(1,500)	16.79	—	—

Outstanding at end of year	1,537,048	$11.44	1,525,586	$10.41	1,637,700	$9.96

Exercisable at end of year	1,537,048	$11.44	1,523,886	$10.40	1,637,700	$9.96

Weighted average fair market value of options granted	$5.85		$5.55		$5.64

The following table summarizes information about stock options outstanding at December 31, 2005:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$4.53	135,000.93		$4.53
$7.25 to $8.62	652,948	3.95	7.95
$12.04 to $15.64	280,300	6.75	12.96
$16.79 to $19.83	468,800	8.09	17.40

	1,537,048	5.46	$11.44

As of December 31, 2005, all of the outstanding options are exercisable.  At December 31, 2005, there are 798,750 shares remaining for stock option grants under the plans.

The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, to stock-based employee compensation.

	2005	2004	2003

Net earnings, as reported	$19,400,765	$20,277,674	$17,134,801
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	723,742	380,854	1,141,734

Pro forma net income	$18,677,023	$19,896,820	$15,993,067

Earnings per share
Basic - as reported	$1.68	$1.78	$1.50
Basic - pro forma	$1.62	$1.75	$1.40
Diluted - as reported	$1.62	$1.72	$1.46
Diluted - pro forma	$1.56	$1.69	$1.36

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

	2005		2004		2003

Risk-free interest rate	4.24%		4.15%		4.06%
Expected dividend yields	1.40%		1.22%		1.30%
Expected remaining life	7.4	yrs.	8.8	yrs.	8.8	yrs.
Expected volatility	27.0%		26.0%		25.0%

18.  QUARTERLY FINANCIAL DATA (Unaudited)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$57,830,807	$44,746,051	$55,218,588	$51,673,857	$209,469,303
Gross earnings	$20,621,666	$15,955,424	$19,610,876	$20,554,398	$76,742,364
Net earnings	$5,199,562	$3,029,400	$4,822,322	$6,349,481	$19,400,765
Net earnings per share:
Basic	$.45	$.26	$.42	$.55	$1.68
Diluted	$.43	$.25	$.40	$.53	$1.62

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$61,743,369	$49,786,360	$55,841,100	$55,642,505	$223,013,334
Gross earnings	$21,258,659	$18,169,995	$19,974,380	$23,592,517	$82,995,551
Net earnings	$5,152,696	$3,974,215	$4,370,232	$6,780,531	$20,277,674
Net earnings per share:
Basic	$.46	$.35	$.38	$.59	$1.78
Diluted	$.44	$.34	$.37	$.57	$1.72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that Weyco Group, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 8, 2006 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 8, 2006

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Based on our assessment we believe that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting, as stated in their report which is included herein.

/s/ Thomas W. Florsheim, Jr.

Chairman and Chief Executive Officer
March 8, 2006

/s/ John Wittkowske

Senior Vice President and Chief Financial Officer
March 8, 2006

DIRECTORS

Thomas W. Florsheim	Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman Emeritus	Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary

Robert Feitler	Leonard J. Goldstein	Cory L. Nettles
Chairman, Executive Committee	Retired, Former Chairman, President and Chief Executive Officer, Miller Brewing Company	Partner, Corporate Services and Government Relations, Quarles & Brady LLP

Frederick P. Stratton, Jr.
Chairman Emeritus Briggs & Stratton Corporation, Manufacturer of Gasoline Engines

EXECUTIVE OFFICERS

Thomas W. Florsheim, Jr.	John W. Florsheim	Peter S. Grossman
Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary	Senior Vice President, and President Nunn Bush Brand and Retail Division

John F. Wittkowske
Senior Vice President, Chief Financial Officer and Secretary

OFFICERS

Judy Anderson	Brian Flannery	Beverly Goldberg
Vice President, Finance and Treasurer	Vice President Sales, Stacy Adams Brand	Vice President Sales, Florsheim Brand

James G. Kehoe	Robert Lanterman	Rick Lechusz
Vice President, Distribution	Vice President, and President Brass Boot Brand	Vice President, Credit

Gary Malamet	David McGinnis	George Sotiros
Vice President, and President Stacy Adams Brand	Vice President, and President Florsheim Brand	Vice President, Information Technology

Tim Then
Vice President, Retail Division

SUPPLEMENTAL INFORMATION

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc.’s 2006 Annual Meeting at 10:00 a.m. on April 25, 2006, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

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