Form 10-K, Exhibit 13
period 2006-12-31
WEYCO GROUP INC
filed 2007-03-15
CIK 106532

Exhibit 13

2006 ANNUAL REPORT

WEYCO Group, Inc.

To Our Shareholders:

2006 was a record year for our company.  Net earnings were a record $21.9 million, up 13% compared with $19.4 million last year.  Diluted earnings per share were $1.81, up from $1.62 in 2005.

Net sales for the year were $221 million, up 5% from $209.5 million last year.  We are pleased with this increase, as we went into 2006 facing some significant headwinds.  Due to the recent merger trend within the retail industry, we lost a major customer that resulted in a loss of  $9.1 million of wholesale volume for the Nunn Bush and Florsheim brands in 2006.  We managed to make up this loss and actually grew our wholesale business this year.  We believe this performance is a testimony to the strength of our brands and our business model.

In our wholesale division, Florsheim led the way with a 15% increase in net sales, despite the loss of sales volume from the aforementioned customer.  Since we acquired Florsheim in 2002, our focus has been on maintaining the heritage of the Florsheim brand, yet making it more relevant for today’s consumer.  The current year’s results reflect the outstanding progress we have made over the past four years.  With more modern, contemporary and casual Florsheim product to offer, we have expanded our shelf space with retailers, large and small.  We believe that we have now turned the corner in making this brand our own, and we are very pleased to mark this turning point with such positive results for 2006.

Despite losing significant sales volume as noted above, our Nunn Bush sales were up 1% from 2005. Late in 2006, we enhanced our position with several key retailers.  The Nunn Bush product has been selling well and is consistently profitable for our retail partners.  Looking forward, we will work to continue this positive momentum.  This brand’s strengths are in providing quality footwear with relevant styling at the right price. We are focused on building off this successful equation.

Net sales of Stacy Adams increased 1%.  Stacy Adams had a solid year until the fourth quarter, when sales were down with independent footwear and clothing stores due to a challenging retail environment for this trade class.  Overall, we remain very positive about Stacy Adams’ evolution into a lifestyle brand.  Stacy Adams enjoys a leadership position in the men’s fashion footwear market, and sales of the brand’s licensed clothing and accessories continue to grow.

Licensing revenues for Florsheim branded product were down this year, as one domestic accessory licensee lost a major customer, and royalties from our Canadian licensee decreased as we transitioned out of that arrangement.  On December 31, 2006, we terminated our licensing agreement with our Canadian distributor of Florsheim footwear.  On January 1, 2007, we began operating our own Florsheim wholesale business in Canada, consolidating it with our current Nunn Bush Canadian business.  This will reduce Florsheim royalty revenues for 2007 and beyond, but will add to our Florsheim sales and operating profits.  We believe that we will achieve significant efficiencies and will maximize the profitability of our Canadian business by distributing both brands in Canada.

Sales in our retail division increased 8%, with same store sales up 4%.  During 2006, we continued our selective search for new retail locations and opened three new stores in the United States.  In 2007, we will continue to evaluate new retail sites, and will also continue to remodel our domestic stores to our new design, which has a more contemporary and casual feel that reflects the current trend within the Florsheim brand.  During 2006, we remodeled six of our existing stores, and in 2007, we plan to remodel eight more.  At the end of 2007, approximately 75% of our stores will reflect our new design.

Our operating earnings were up 9% in 2006 due to increased sales and gross margins. Margins improved because of changes in product mix and fewer markdowns this year due to solid sales of our products at retail.  Higher interest income and a lower effective tax rate, both resulting from our increased investments in municipal bonds this year, also contributed to the bottom line increase of 13% for 2006.

Our balance sheet remains strong, with cash and marketable securities of $57 million and only $11 million of debt as of the end of the year.  This net cash position of $46 million is up from $44 million at December 31, 2005.  As our net cash position grows, we will continue to evaluate how to best use the cash, including continued repurchases of common stock, increased dividends and acquisitions.

Looking to 2007, we are pleased with our portfolio of brands and see unique opportunities within each one.  We thank you for your interest in and support of our company.

Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman and	President and
Chief Executive Officer	Chief Operating Officer

SELECTED FINANCIAL DATA

	Years Ended December 31

	2006	2005		2004		2003	2002 (1)

Net sales	$221,048,000	$209,469,000		$223,013,000		$215,761,000	$181,200,000
Net earnings	$21,856,000	$19,401,000		$20,278,000		$17,135,000	$13,188,000
Diluted earnings per share*	$1.81	$1.62		$1.72		$1.46	$1.15
Weighted average diluted shares outstanding*	12,094,462	11,965,928		11,762,278		11,756,574	11,506,884
Cash dividends per share*	$.34	$.26	½	$.21	½	$.19	$.17
Total assets	$189,623,000	$175,498,000		$156,356,000		$151,186,000	$149,239,000
Bank borrowings	$10,958,000	$9,553,000		$11,360,000		$27,945,000	$37,802,000

(1)Includes the operating results of the Florsheim business subsequent to the May 2002 acquisition.

COMMON STOCK DATA

	2006			2005

	Price Range		Cash Dividends Declared	Price Range		Cash Dividends Declared*

Quarter:	High	Low		High	Low

First	$22.89	$19.03	$.07	$22.48	$21.25	$.05	½
Second	23.46	18.76	.09	21.95	17.76	.07
Third	24.21	19.99	.09	23.90	18.60	.07
Fourth	25.72	21.49	.09	20.78	17.08	.07

			$.34			$.26	½

There are 214 holders of record of the Company’s common stock and 102 holders of record of the Company’s Class B common stock as of February 20, 2007.

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

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a distributor of men’s casual, dress and fashion shoes.  The principal brands of shoes sold by the company are “Florsheim,” “Nunn Bush,” and “Stacy Adams.” The  Company also has other brands, including “Brass Boot” and “Nunn Bush NXXT,” which are included within Nunn Bush net sales figures, and “SAO by Stacy Adams,” which is included within Stacy Adams net sales.  Inventory is purchased from third-party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. In the wholesale division, the Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe.  The Company also has a retail division, which as of December 31, 2006, consisted of 35 Company-owned retail stores in the United States, four in Europe, and an Internet business.  Sales in retail outlets are made directly to consumers by Company employees.  The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company’s results are primarily affected by the economic conditions and the retail environment in the United States.

All share and per share amounts in this document (where appropriate) have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005. See Note 13 of the Notes to Consolidated Financial Statements.  Certain prior year amounts in this discussion have been reclassified to conform to the current year presentation.

The Company’s overall strategic growth plan is focused on positioning each of its brands, as well as its retail business, for long-term success.  Net sales in 2006, 2005 and 2004 were $221.0 million, $209.5 million, and $223.0 million, respectively.  Net earnings in 2006, 2005 and 2004 were $21.9 million, $19.4 million and $20.3 million, respectively.  Diluted earnings per share were $1.81, $1.62, and $1.72 in 2006, 2005 and 2004, respectively.  The acquisition of one of the Company’s significant customers by another retailer in 2005 negatively impacted sales volume at Nunn Bush and Florsheim in 2006, as the acquiring Company decided not to go forward with either the Nunn Bush or Florsheim product lines in its stores.  In 2006, sales to this customer were down approximately $9.1 million.  Despite this loss, the Company’s consolidated net sales in 2006 rose approximately $11.5 million or 5.5% over 2005.  In 2007, sales to this customer are expected to be down $2.7 million.

The Company continues to maintain a strong balance sheet.  Cash and marketable securities were $57.3 million at the end of 2006 compared with $53.9 million at the end of 2005.   Inventory at December 31, 2006 was up $12.5 million from the prior year due to increased sales volumes and also due to the Company’s decision to maintain a higher level of inventory on core styles to better serve its customers.  Borrowings under the Company’s revolving line of credit were $11.0 million at December 31, 2006 compared with $9.6 million at December 31, 2005.   The Company’s excess of cash and marketable securities over borrowings was $46.3 million at December 31, 2006, compared with $44.3 million at December 31, 2005.

RESULTS OF OPERATIONS

2006 vs. 2005

Consolidated net sales for the year ended December 31, 2006 were $221.0 million, rising 5.5% above 2005 sales of $209.5 million.  Net sales in the Company’s wholesale division, which includes both wholesale sales and licensing revenues, were $191.3 million in 2006 compared with $182.0 million in the prior year.  Wholesale sales were $187.1 million in 2006 and $177.6 million in 2005.  Licensing revenues in 2006 were $4.1 million and $4.4 million last year.

Licensing revenues for Stacy Adams apparel and accessories were up 8% for the year.  Licensing revenues for Florsheim footwear and accessories were down due to the loss of a major customer by one Florsheim domestic accessory licensee and also due to the transition out of the Florsheim Canadian footwear license.  As of December 31, 2006, the Company terminated its license with its Canadian distributor of Florsheim footwear.  Beginning January 1, 2007, the Company is operating its own Florsheim wholesale footwear business in Canada, consolidating it with the Company’s current Nunn Bush Canadian business.  The Company expects that this will result in a loss in 2007 of approximately $250,000 in Florsheim royalty income, but an overall increase in earnings as a result of an increase in wholesale sales of approximately $4 to $5 million.

Retail net sales in 2006 climbed 8% to $29.8 million from $27.5 million in 2005. The increase was primarily attributable to three new stores in the United States and one in Europe at December 31, 2006 compared with December 31, 2005.  No stores were closed in 2006.  In the current year, same store sales increased 4% over 2005.  Stores are included in same store sales beginning in the store’s 13th month of operations after its grand opening.

Sales in the Company’s wholesale division for the years ended December 31, 2006 and 2005 were as follows:

	Wholesale Division Sales

	Years ended December 31,		% change

	2006	2005

Stacy Adams	$54,540,020	$53,779,842	1.4%
Nunn Bush	70,148,095	69,520,709	0.9%
Florsheim	58,017,409	50,616,255	14.6%
Foreign	4,443,626	3,657,278	21.5%

Total Wholesale	$187,149,150	$177,574,084	5.4%
Licensing	4,134,988	4,367,053	-5.3%

Total Wholesale
Division	$191,284,138	$181,941,137	5.1%

Sales of the Company’s Stacy Adams and Nunn Bush brands were relatively flat in 2006. The Stacy Adams brand had solid sales through the end of the third quarter, followed by a decline in the fourth quarter, as business slowed with its independent footwear and clothing stores due to a recent trend in favor of larger department stores and shoe chains.  Nunn Bush sales were adversely impacted by lost sales of $5.7 million to the customer discussed above, however, the lost business was made up with other accounts.   Sales of Florsheim increased 14.6% despite lost sales of $3.4 million to the customer discussed above.  At Florsheim, the increase was primarily driven by new programs rolled out at several large customers during 2006.

Overall gross earnings as a percent of net sales were 38.6% in 2006 and 36.6% in 2005. Wholesale gross earnings as a percent of net sales were 33.0% in 2006 compared with 30.7% in 2005.  This increase was primarily due to changes in product mix and also due to fewer markdowns this year due to solid sales of our products at retail.  Retail gross earnings as a percent of net sales increased to 65.1% in 2006 from 64.8% in 2005.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs).  The Company’s distribution costs for the years ended December 31, 2006 and 2005 were $6.5 million and $5.9 million, respectively. These costs were included in selling and administrative expenses.  Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  In 2006, the Company’s overall selling and administrative expenses as a percent of net sales increased to 23.5% compared with 22.0% in 2005.  Wholesale selling and administrative expenses as a percent of net wholesale sales increased to 19.9% in the current year from 18.9% in the prior year.  Retail selling and administrative expenses as a percent of net sales were 49.2% in 2006 compared with 45.6% in 2005.  At wholesale, higher performance bonuses earned during 2006 contributed to the increased selling and administrative expenses.  The increase in retail expenses as a percent of sales was due to higher expenses in relation to sales in the new stores, as well as increased costs associated with lease renewals at some existing stores.

Interest income in 2006 was up $903,000 from 2005 due to higher interest earned on marketable securities and cash.  Interest expense was $608,000 in 2006 and $340,000 in 2005.   The increase was the result of higher interest rates on commercial paper in 2006 compared with 2005.

The effective tax rate for 2006 was 37.2% as compared with 38.1% in 2005.  The lower rate in 2006 resulted from higher interest income earned on municipal bonds, which decreased the Company’s effective tax rate.

2005 vs. 2004

Consolidated net sales for the year ended December 31, 2005 were $209.5 million, down 6.1% from 2004 sales of $223.0 million.  Net sales in the Company’s wholesale division, which includes both wholesale sales and licensing revenues, were $182.0 million in 2005 compared with $196.6 million in the prior year.  Wholesale sales were $177.6 million in 2005 and $192.6 million in 2004.  Licensing revenues in 2005 were $4.37 million, up 10.9% from $3.94 million in 2004.  In 2005, licensing revenues in both Stacy Adams and Florsheim were up, despite one of the Company’s Florsheim domestic accessory licensees losing a major customer.  Royalties from this licensee were $210,000 less in 2005 than in 2004.

Retail net sales in 2005 rose 4.1% to $27.5 million in 2005 from $26.4 million in 2004. Same store sales in 2005 increased 4.7% over 2004.  In 2005, the Company opened five new stores and closed two stores.

Sales in the Company’s wholesale division for the years ended December 31, 2005 and 2004 were as follows:

	Wholesale Division Sales

	Years ended December 31,		% change

	2005	2004

Stacy Adams	$53,779,842	$57,909,936	-7.1%
Nunn Bush	69,520,709	74,178,817	-6.3%
Florsheim	50,616,255	57,286,188	-11.6%
Foreign Sales	3,657,278	3,254,427	12.4%

Total Wholesale	$177,574,084	$192,629,368	-7.8%
Licensing	4,367,053	3,936,655	10.9%

Total Wholesale
Division	$181,941,137	$196,566,023	-7.4%

Sales of the Company’s Stacy Adams brand were down in 2005 compared with 2004 due to general softness in the moderate segment of the overall retail footwear market, as well as lower sales of the SAO by Stacy Adams sub-brand resulting from fashion trends in the casual “streetwear” market shifting toward athletic footwear, and also due to the loss of a major retail customer related to the discontinuation of FLS (discussed below).  Nunn Bush sales were lower due to product transitions out of old product at some major accounts in 2005.  These transitions were completed in the third quarter of 2005.  Sales for the last six months of 2005 were up .2%.  Sales of Florsheim were down because of the Company’s strategic decision in the first quarter of 2005 to discontinue its FLS product line in the United States.  FLS is a lower priced sub-brand in the Florsheim division.  Sales of FLS were $2.8 million in 2005 compared with $10 million in 2004.  Sales of other Florsheim products were up 2% in 2005 compared with 2004.

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

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  In 2005, the Company’s overall selling and administrative expenses as a percent of net sales decreased to 22.0% compared with 22.4% in 2004.  Wholesale selling and administrative expenses as a percent of net wholesale sales declined to 18.9% in 2005 from 19.5% in 2004.  Retail selling and administrative expenses as a percent of net sales were also down from 46.9% in 2004 to 45.6% in 2005.  The decrease in wholesale expenses of $4.1 million in 2005 was primarily due to lower salaries and commissions of $1.5 million, a decrease in advertising expenses of $1.2 million, and a decline in other general administrative expenses in 2005 due to the Company’s continued efforts to control costs.

Interest income in 2005 was up $537,000 from 2004 due to higher cash and marketable securities balances and higher interest rates.  Interest expense was $340,000 in 2005 and $478,000 in 2004.   The decrease was the result of lower average borrowings in 2005 compared with 2004.

The effective tax rate for 2005 was 38.1% as compared with 38.4% in 2004.

LIQUIDITY & CAPITAL RESOURCES

The Company’s primary source of liquidity is its cash and short-term marketable securities, which aggregated $16.9 million at December 31, 2006 and $23.7 million as of December 31, 2005.  During 2006, the Company’s primary source of cash was from operations while its primary use of cash was the purchase of marketable securities.

The Company generated $9.6 million in cash from operating activities in 2006, compared with $38.7 million in the prior year.  This decrease was primarily due to the Company’s efforts in 2005 to reduce inventory levels which resulted in an unusually high amount of cash provided by operations in 2005.  In 2006, the Company built up inventory levels to accommodate additional needs this year.  The Company also contributed $1 million to its defined benefit pension plan in 2006.  The Company is uncertain at this time whether it will make a contribution to its defined benefit pension plan in 2007.  If a contribution is made in 2007, the Company expects that it will be approximately $1 - $2 million.  The Company’s capital expenditures were $3.2 million, $1.8 million and $1.1 million in 2006, 2005 and 2004, respectively.  Capital expenditures are expected to be between $3 and $5 million in 2007 due to the remodeling of retail stores and the opening of new stores.

Cash dividends paid were $3.7 million, $2.9 million and $2.4 million in 2006, 2005 and 2004, respectively.  In 2006, the Company’s board of directors increased the quarterly cash dividend from $.07 per share to $.09 per share.

The Company continues to repurchase its common stock under its share repurchase program when the Company believes market conditions are favorable.  In 2006, the Company repurchased 233,689 shares for a total cost of $5.2 million.

As of December 31, 2006, the Company had a total of $50 million available under its existing borrowing facility, of which total borrowings were $11.0 million. This facility includes a minimum net worth covenant, with which the Company was in compliance at   December 31, 2006.  The facility expires April 30, 2007, and the Company intends to extend it an additional year.

On July 1, 2007, all of the Company’s Class B Common Stock will convert, one-for-one, into the Company’s Common Stock.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2007.

Off-Balance Sheet Arrangements

The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments

The Company’s significant contractual obligations are its bank borrowings, qualified and supplemental pension plans, and its operating leases, which are discussed further in the Notes to Consolidated Financial Statements.  The Company also has significant obligations to purchase inventory.  The bank borrowings and pension obligations are recorded on the Company’s Consolidated Balance Sheets.  Future obligations under operating leases are disclosed in Note 12 of the Notes to Consolidated Financial Statements.  The table below provides summary information about these obligations.

	Payments Due by Period (in 000’s)

	Total	Less Than a Year	1 – 3 Years	3 – 5 Years	More Than 5 Years

Bank borrowings	$10,958	$10,958	$—	$—	$—
Pension obligations	7,011	390	764	744	5,113
Operating leases	23,834	3,349	5,349	5,054	10,082
Purchase obligations *	30,189	30,189	—	—	—

Total	$71,992	$44,886	$6,113	$5,798	$15,195

* - Purchase obligations relate entirely to commitments to purchase inventory.

Future interest payments on bank borrowings have not been included in the above table as they have variable rates of interest.  Related interest payments in 2006 were $508,000.

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

Allowances for Sales Returns and Doubtful Accounts

The Company records allowances for sales returns and doubtful accounts for losses resulting from accounts receivable balances that will ultimately not be collected.  The allowances are based on such factors as specific customer situations, historical experience, a review of the current aging status of customer receivables and current and expected economic conditions.  The allowances include a specific reserve for accounts identified as potentially uncollectible, plus an additional reserve for the balance of accounts.  The Company evaluates the allowances and the estimation process on at least a quarterly basis and makes adjustments when appropriate.  Historically, losses have been within the Company’s expectations.  Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.  These changes could impact the Company’s results of operations, financial position and cash flows.

Pension Plan Accounting

The Company’s pension expense and corresponding obligation are determined on an actuarial basis and require certain actuarial assumptions.  Management believes the two most critical of these assumptions are the discount rate and the expected rate of return on plan assets.  The Company evaluates its actuarial assumptions annually on the measurement date (December 31) and makes modifications based on such factors as market interest rates and historical asset performance.  Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Discount Rate – Pension expense and projected benefit obligation both increase as the discount rate is reduced.  The actuarial valuation at December 31, 2004 used a discount rate of 5.75%.  This rate was based on interest rates earned on high-quality, long-term bonds. In 2005, the Company refined its methodology and selected its discount rate based on the plan’s projected cash flows.  This method, known as the cash flow matching method, is more accurate and representative of the plan as it discounts each year’s projected cash flows at the associated spot interest rate back to the measurement date.  Based on this methodology, the Company used a discount rate of 5.65% at December 31, 2005 and 5.90% at December 31, 2006.  A 0.5% decrease in the discount rate would increase annual pension expense and the projected benefit obligation by approximately $259,000 and $2.2 million, respectively.

Expected Rate of Return - Pension expense increases as the expected rate of return on pension plan assets decreases.  In estimating the expected return on plan assets, the Company considers the historical returns on plan assets and future expectations of asset returns.  The Company utilized an expected rate of return on plan assets of 8.5% in 2004 and 8.0% in both 2005 and 2006.  These rates were based on the Company’s long-term investment policy of equity securities: 20% - 100%; fixed income securities: 80% - 20%; and other, principally cash:  0% - 20%.  A 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $120,000.

Future Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48).   This Interpretation clarifies the accounting and disclosures for uncertainty in tax positions.  See Note 2 to the Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Account Standards No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements.  See Note 2 to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in foreign exchange and interest rates.  To reduce the risk from changes in foreign exchange rates, the Company selectively uses forward exchange contracts.  The Company does not hold or issue financial instruments for trading purposes.  The Company does not have significant market risk on its marketable securities as those investments consist of high-grade securities and are held to maturity.

Foreign Currency

The Company’s earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of the sale of product to Canadian customers.  Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations.

At December 31, 2006, the Company had forward exchange contracts outstanding to sell 1.8 million Canadian dollars at a total price of $1.6 million. Based on December 31, 2006 exchange rates, there were no significant gains or losses on these contracts.  All contracts expire in less than one year.  Assuming a 10% depreciation in the U.S. dollar at December 31, 2006, there would be a loss on forward exchange contracts of $258,000.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its revolving line of credit.  As of December 31, 2006, $11.0 million of commercial paper was outstanding at an average interest rate of 5.45%. The interest expense related to commercial paper for 2006 was $539,000. Assuming a 10% increase in the Company’s weighted average interest rate on borrowings, interest expense in 2006 would have increased by $54,000.

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

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

NET SALES	$221,047,487	$209,469,303	$223,013,334
COST OF SALES	135,734,547	132,726,939	140,017,783

Gross earnings	85,312,940	76,742,364	82,995,551
SELLING AND ADMINISTRATIVE EXPENSES	51,868,545	46,063,389	50,043,981

Earnings from operations	33,444,395	30,678,975	32,951,570
INTEREST INCOME	1,940,976	1,037,530	500,605
INTEREST EXPENSE	(608,447)	(339,670)	(477,807)
OTHER INCOME AND EXPENSE, net	13,627	(26,070)	(71,694)

Earnings before provision for income taxes	34,790,551	31,350,765	32,902,674
PROVISION FOR INCOME TAXES	12,935,000	11,950,000	12,625,000

Net earnings	$21,855,551	$19,400,765	$20,277,674

BASIC EARNINGS PER SHARE	$1.88	$1.68	$1.78

DILUTED EARNINGS PER SHARE	$1.81	$1.62	$1.72

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,314,140	$22,780,913
Marketable securities, at amortized cost	1,600,871	875,317
Accounts receivable, less reserves of $3,713,896 and $3,822,920, respectively	30,641,632	27,843,048
Inventories	51,000,849	38,548,602
Deferred income tax benefits	949,109	1,174,235
Prepaid expenses and other current assets	1,715,859	1,424,858

Total current assets	101,222,460	92,646,973

MARKETABLE SECURITIES, at amortized cost	40,361,296	30,290,089
OTHER ASSETS	8,725,346	14,252,604
PLANT AND EQUIPMENT, net	28,445,900	27,440,762
TRADEMARK	10,867,969	10,867,969

	$189,622,971	$175,498,397

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Short-term borrowings	$10,957,518	$9,552,504
Accounts payable	12,398,740	12,222,907
Dividend payable	1,054,354	810,241
Accrued liabilities:
Wages, salaries and commissions	1,852,305	1,598,492
Taxes other than income taxes	858,294	851,646
Other	5,719,668	3,655,969
Accrued income taxes	72,907	1,221,423

Total current liabilities	32,913,786	29,913,182

LONG-TERM PENSION LIABILITY	6,620,842	3,672,312
DEFERRED INCOME TAX LIABILITIES	1,915,869	5,344,702
SHAREHOLDERS’ INVESTMENT:
Common Stock, $1.00 par value, authorized 20,000,000 in 2006 and 2005, issued and outstanding 9,129,256 in 2006 and 8,979,243 shares in 2005	9,129,256	8,979,243
Class B Common Stock, $1.00 par value, authorized 4,000,000 in 2006 and 2005, issued and outstanding 2,585,087shares in 2006 and 2,595,031 shares in 2005	2,585,087	2,595,031
Capital in excess of par value	7,576,096	3,437,697
Reinvested earnings	134,264,076	121,334,722
Accumulated other comprehensive (loss) income	(5,382,041)	221,508

Total shareholders’ investment	148,172,474	136,568,201

	$189,622,971	$175,498,397

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ INVESTMENT
For the years ended December 31, 2006, 2005 and 2004

	Common Stock	Class B Common Stock	Capital in Excess of Par Value	Reinvested Earnings	Accumulated Other Comprehensive Income/(Loss)	Comprehensive Income

Balance, December 31, 2003	4,324,983	1,305,435	4,189,138	88,917,253	109,079
Comprehensive Income:
Net earnings	—	—	—	20,277,674	—	20,277,674
Foreign currency translation adjustments	—	—	—	—	328,971	328,971

Total Comprehensive Income	—	—	—	—	—	$20,606,645

Cash dividends declared ($.21 ½ per share)*	—	—	—	(2,447,867)	—
Conversions of Class B Common Stock to Common Stock	3,325	(3,325)	—	—	—
Stock options exercised	112,257	—	2,091,366	—	—
Income tax benefit from stock options exercised	—	—	539,632	—	—

Balance, December 31, 2004	$4,440,565	$1,302,110	$6,820,136	$106,747,060	$438,050
Comprehensive Income:
Net earnings.	—	—	—	19,400,765	—	19,400,765
Foreign currency translation adjustments	—	—	—	—	(216,542)	(216,542)

Total Comprehensive Income	—	—	—	—	—	$19,184,223

Cash dividends declared ($.26 ½ per share)	—	—	—	(3,063,817)
Common Stock Split	4,455,965	1,300,310	(5,756,275)
Conversions of Class B Common Stock to Common Stock	7,389	(7,389)	—	—	—
Stock options exercised	172,188	—	1,688,621	—	—
Income tax benefit from stock options exercised	—	—	685,215	—	—
Shares purchased and retired	(96,864)	—	—	(1,749,286)	—

Balance, December 31, 2005	$8,979,243	$2,595,031	$3,437,697	$121,334,722	$221,508
Comprehensive Income:
Net earnings	—	—	—	21,855,551	—	$21,855,551
Foreign currency translation adjustments	—	—	—	—	216,743	216,743
Minimum pension liability (net of tax of $92,505)	—	—	—	—	(144,688)	(144,688)

Total Comprehensive Income	—	—	—	—	—	$21,927,606

Cash dividends declared ($.34 per share)	—	—	—	(3,962,011)	—
Conversions of Class B Common Stock to Common Stock	9,944	(9,944)	—	—	—
Stock options exercised	332,758	—	2,605,130	—	—
Issuance of restricted stock	41,000	—	(41,000)	—	—
Stock-based compensation expense	—	—	25,213	—	—
Income tax benefit from stock options exercised	—	—	1,549,056	—	—
Shares purchased and retired	(233,689)	—	—	(4,964,186)	—
Adjustment to initially apply SFAS No 158, net of tax	—	—	—	—	(5,675,604)

Balance, December 31, 2006	$9,129,256	$2,585,087	$7,576,096	$134,264,076	$(5,382,041)

*Cash dividends declared have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$21,855,551	$19,400,765	$20,277,674
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	2,205,979	2,263,187	2,517,417
Amortization	75,065	48,537	80,389
Deferred income taxes	517,973	457,086	1,187,260
Stock-based compensation	25,213	—	—
Deferred compensation	—	—	48,000
Pension contribution	(1,000,000)	—	—
Pension expense	1,185,822	884,010	712,959
(Gain) loss on sale of assets	(728)	(1,642)	116,174
Increase in cash surrender value of life insurance	(643,291)	(599,699)	(579,168)
Changes in operating assets and liabilities:
Accounts receivable	(2,798,584)	2,931,289	(874,140)
Inventories	(12,452,247)	9,071,618	(3,892,642)
Prepaids and other assets	(293,982)	298,279	(736,693)
Accounts payable	175,833	5,561,666	(804,365)
Accrued liabilities and other	1,908,906	(2,785,877)	352,726
Accrued income taxes	(1,148,516)	1,155,015	1,519,328

Net cash provided by operating activities	9,612,994	38,684,234	19,924,919

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(17,813,940)	(25,188,918)	(6,106,521)
Proceeds from maturities of marketable securities	6,942,114	5,278,770	5,262,953
Purchase of plant and equipment	(3,185,862)	(1,835,167)	(1,127,088)
Proceeds from sales of plant and equipment	1,737	4,587	230,706

Net cash used for investing activities	(14,055,951)	(21,740,728)	(1,739,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid	(3,717,899)	(2,884,927)	(2,380,158)
Shares purchased and retired	(5,197,875)	(1,846,150)	—
Proceeds from stock options exercised	2,937,888	1,860,809	2,203,623
Net borrowings (repayments) under revolving credit facilities	1,405,014	(1,807,032)	(16,585,294)
Income tax benefit from the exercise of stock options	1,549,056	—	—

Net cash used for financing activities	(3,023,816)	(4,677,300)	(16,761,829)

Net (decrease) increase in cash and cash equivalents	(7,466,773)	12,266,206	1,423,140

CASH AND CASH EQUIVALENTS, at beginning of year	$22,780,913	$10,514,707	$9,091,567

CASH AND CASH EQUIVALENTS, at end of year	$15,314,140	$22,780,913	$10,514,707

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net of refunds	$11,796,993	$10,150,856	$10,037,356
Interest paid	$576,004	$337,038	$509,125

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004

1.  NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S.-based distributor of men’s branded footwear.  The Company’s principal brands include Florsheim, Nunn Bush and Stacy Adams.  The Company also has other brands including Nunn Bush NXXT, Brass Boot and SAO by Stacy Adams.  The Company’s products are primarily sold to unaffiliated retailers throughout the United States.  The Company also has a wholesale operation in Europe and has licensing agreements with third parties to sell its products internationally.   In addition, the Company also operates a retail division.  At December 31, 2006 the retail division was comprised of 35 retail stores in the United States, four in Europe, and an Internet business.

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

Cash and Cash Equivalents  - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.  At December 31, 2006 and 2005, approximately $9.6 million and $15.1 million, respectively, of the Company’s cash and cash equivalents were held at one bank.

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

Impairment of Long-Lived Assets  -  Plant and equipment and other long-term assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.  There were no adjustments to the carrying value of long-lived assets in fiscal 2006, 2005, or 2004.

Income Taxes  - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 10.

Financial Instruments – The Company has entered into forward exchange contracts for the purpose of hedging against foreign currency risk.  At December 31, 2006, the Company had financial contracts outstanding to sell 1,750,000 Canadian dollars at a total price of $1,578,000. These contracts all expire in 2007.  Based upon year-end exchange rates, there were no significant gains or losses on outstanding contracts.

Revenue Recognition  - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company.  Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers.  All product sales are recorded net of estimated allowances for returns and discounts.  Revenue from third-party licensing agreements is recognized in the period earned.  For December 31, 2006, 2005 and 2004, licensing revenues were $4,135,000, $4,367,000 and $3,937,000, respectively.

Shipping and Handling Fees  - The Company classifies shipping and handling fees billed to customers as revenues.  The related shipping and handling expenses incurred by the Company are included in selling and administrative expenses and totaled $1,085,000, $954,000 and $888,000 for 2006, 2005 and 2004, respectively.

Cost of Sales – The Company’s cost of sales includes the cost of products and inbound freight and duty costs.

Selling and Administrative Expenses – Selling and administrative expenses primarily include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection and warehousing costs), rent and depreciation.  Distribution costs included in selling and administrative expenses in 2006, 2005 and 2004 were $6,457,000, $5,921,000 and $6,444,000, respectively.

Advertising Costs - Advertising costs are expensed as incurred.  Total advertising costs were $7,744,000, $7,892,000 and $9,214,000 in 2006, 2005 and 2004, respectively.  All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses, which are included in the above totals, reduced net sales by $3,269,000, $3,872,000 and $3,996,000 for 2006, 2005 and 2004, respectively.

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

Comprehensive Income  -  Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss).  The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment.  At December 31, 2006, Accumulated Other Comprehensive Income (Loss) included cumulative translation adjustments and a minimum pension liability adjustment. At December 31, 2005, Accumulated Other Comprehensive Income (Loss) consisted entirely of cumulative translation adjustments.

Stock-Based Compensation  -  At December 31, 2006, the Company has two stock-based employee compensation plans, which are described more fully in Note 17.  The Company accounts for these plans under the recognition and measurement principles of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Accounting for Stock-Based Compensation.”

Reclassification  -  Certain prior year amounts in this discussion have been reclassified to conform to the current year presentation.

Future Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48).   This Interpretation clarifies the accounting and disclosures for uncertainty in tax positions.  FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the Company’s financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position.   The provisions of FIN 48 will be effective for the Company January 1, 2007.  Based on the Company’s analysis, FIN 48 will not have a material effect on the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements.  SFAS No. 157 will be effective for fiscal years beginning after November 14, 2007, the Company’s 2008 fiscal year.  The Company is assessing the impact the adoption of SFAS No. 157 will have on its consolidated financial statements.

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

A summary of the amortized cost and estimated market values of investment securities at December 31, 2006 and 2005 is as follows:

	2006		2005

	Amortized Cost	Market Value	Amortized Cost	Market Value

Municipal bonds :
Current	$1,600,871	$1,604,442	$875,317	$873,538
Due from one through five years	12,969,646	12,941,379	9,793,495	9,789,403
Due from five through ten years	27,391,650	27,711,253	14,096,594	13,980,175
Due from ten through twenty years	—	—	1,400,000	1,400,000
Due after twenty years	—	—	5,000,000	5,000,000

Total	$41,962,167	$42,257,073	$31,165,406	$31,043,116

The unrealized gains and losses on investment securities at December 31, 2006 and 2005 were:

	2006		2005

	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses

Municipal bonds	$408,564	$113,658	$83,102	$205,392

5.  INVENTORIES

At December 31, 2006 and 2005, inventories consisted of:

	2006	2005

Finished shoes	$63,764,455	$51,342,926
LIFO reserve	(12,763,606)	(12,794,324)

Total inventories	$51,000,849	$38,548,602

Finished shoes include inventory in-transit of $16,417,291 and $17,997,931 as of December 31, 2006 and 2005, respectively.

6. PLANT AND EQUIPMENT

At December 31, 2006 and 2005, plant and equipment consisted of:

	2006	2005

Land	$2,672,152	$2,659,135
Buildings and improvements	19,831,247	19,541,497
Machinery and equipment	15,939,233	15,403,650
Retail fixtures and leasehold improvements	6,470,248	4,448,607
Construction in progress	638,503	230,789

Plant and equipment	45,551,383	42,283,678
Less: Accumulated depreciation	(17,105,483)	(14,842,916)

Plant and equipment, net	$28,445,900	$27,440,762

7.  OTHER ASSETS

Other assets included the following amounts at December 31, 2006 and 2005:

	2006	2005

Pension asset (See Note 9)	$—	$6,173,530
Cash surrender value of life insurance	8,636,113	7,992,822
Other	89,233	86,252

Total other assets	$8,725,346	$14,252,604

8.   SHORT-TERM BORROWINGS

At December 31, 2006, the Company had a 364-day $50 million unsecured revolving line of credit with a bank expiring April 30, 2007.  The line of credit allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points.  The line of credit includes a minimum net worth covenant.  As of December 31, 2006, the Company was in compliance with the covenant.  Outstanding borrowings under the line of credit at December 31, 2006 consisted of $11.0 million of commercial paper with an average interest rate of 5.45%.

At December 31, 2005, outstanding borrowings under a prior $50 million line of credit were $9.6 million with an average interest rate of 4.43%.

9.  EMPLOYEE RETIREMENT PLANS

The Company has a defined benefit pension plan covering substantially all employees, as well as an unfunded supplemental pension plan for key executives.  Retirement benefits are provided based on employees’ years of credited service and average earnings or stated amounts for years of service.  Normal retirement age is 65 with provisions for earlier retirement. The plan also has provisions for disability and death benefits.  The Company’s funding policy for the defined benefit pension plan is to make contributions to the plan such that all employees’ benefits will be fully provided by the time they retire.  Plan assets are stated at market value and consist primarily of equity securities and fixed income securities, mainly U.S. government and corporate obligations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158), which requires employers to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur as a component of comprehensive income.  In addition, SFAS No. 158 requires employers to measure the funded status of its plans as of the date of its year-end statement of financial position.  SFAS No. 158 also requires additional disclosures regarding amounts included in accumulated other comprehensive income.

Effective December 31, 2006, the Company adopted SFAS No. 158.  The Company has historically and will continue to use a year-end measurement date for all of its pension plans.

The following table shows the incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheets compared with prior year-end balances:

	Impact of Adopting SFAS No. 158 As of December 31, 2006			As of December 31, 2005 As Reported

	Before Application of SFAS No. 158	Impact	As Reported

Deferred income tax benefits	$797,000	$152,000	$949,000	$1,174,000
Other assets	$15,572,000	$(6,847,000)	$8,725,000	$14,253,000
Accrued liabilities - other	$(5,330,000)	$(390,000)	$(5,720,000)	$(3,656,000)
Long-term pension liability	$(4,554,000)	$(2,067,000)	$(6,621,000)	$(3,672,000)
Deferred income tax liabilities	$(5,485,000)	$3,569,000	$(1,916,000)	$(5,345,000)
Accumulated other comprehensive income	$(201,000)	$5,583,000	$5,382,000	$(222,000)

The adoption of SFAS No. 158 had no effect on the Company’s net earnings.

The Company’s pension plan weighted average asset allocation at December 31, 2006 and 2005, by asset category, was as follows:

	Plan Assets at December 31

	2006	2005

Asset Category:
Equity Securities	54%	56%
Fixed Income Securities	40%	40%
Other	6%	4%

Total	100%	100%

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

Assumptions used in determining the funded status at December 31, 2006 and 2005 were:

	2006	2005

Discount rate	5.90%	5.65%
Rate of compensation increase	4.5%	4.5%

The following is a reconciliation of the change in benefit obligation and plan assets of both the defined benefit pension plan and the unfunded supplemental pension plan for the years ended December 31, 2006 and 2005:

	Defined Benefit Pension Plan		Supplemental Pension Plan

	2006	2005	2006	2005

Change in projected benefit obligation
Projected benefit obligation, beginning of year	$26,325,000	$24,447,000	$4,586,000	$3,816,000
Service cost	741,000	690,000	123,000	92,000
Interest cost	1,449,000	1,369,000	253,000	215,000
Actuarial loss (gain)	470,000	1,104,000	781,000	680,000
Benefits paid	(1,321,000)	(1,285,000)	(216,000)	(217,000)

Projected benefit obligation, end of year	$27,664,000	$26,325,000	$5,527,000	$4,586,000

Change in plan assets
Fair value of plan assets, beginning of year	$24,630,000	$24,587,000	$—	$—
Actual return on plan assets	1,921,000	1,378,000	—	—
Administrative expenses	(50,000)	(50,000)	—	—
Contributions	1,000,000	—	216,000	217,000
Benefits paid	(1,321,000)	(1,285,000)	(216,000)	(217,000)

Fair value of plan assets, end of year	$26,180,000	$24,630,000	$—	$—

Funded status of plan	$(1,484,000)	$(1,695,000)	$(5,527,000)	$(4,586,000)
Unrecognized net actuarial loss	—	7,542,000	—	429,000
Unrecognized prior service cost	—	147,000	—	664,000

Net amount recognized	$(1,484,000)	$5,994,000	$(5,527,000)	$(3,493,000)

Amounts recognized in the balance sheets consist of:
Other assets	$—	$5,994,000	$—	$179,000
Accrued liabilities - other	—	—	(390,000)	—
Long-term pension liability	(1,484,000)	—	(5,137,000)	(3,672,312)

Net amount recognized	$(1,484,000)	$5,994,000	$(5,527,000)	$(3,493,000)

The accumulated benefit obligation for the defined benefit pension plan and the supplemental pension plan was $24,655,000 and $4,554,000, respectively, at December 31, 2006 and $23,276,000 and $3,672,000, respectively, at December 31, 2005.

Assumptions used in determining net periodic pension cost at December 31, 2006, 2005 and 2004 were:

	2006	2005	2004

Discount rate	5.65%	5.75%	6.0%
Rate of compensation increase	4.5%	4.5%	4.5%
Long-term rate of return on plan assets	8.0%	8.0%	8.5%

The components of net periodic pension cost for the years ended December 31, 2006, 2005 and 2004, were:

	2006	2005	2004

Benefits earned during the period	$864,000	$783,000	$785,000
Interest cost on projected benefit obligation	1,702,000	1,584,000	1,584,000
Expected return on plan assets	(1,912,000)	(1,915,000)	(1,993,000)
Net amortization and deferral	532,000	432,000	337,000

Net pension expense	$1,186,000	$884,000	$713,000

The Company expects to recognize $503,000 of amortization of unrecognized loss and $114,000 of amortization of prior service cost as components of net periodic benefit cost in 2007 which are included in accumulated other comprehensive income at December 31, 2006.

The Company is uncertain at this time whether it will make a contribution to its defined benefit retirement plan in 2007.  The Company expects that if a contribution is made in 2007, it will be approximately $1 - $2 million.

Projected benefit payments for the plans as of December 31, 2006 were estimated as follows:

	Defined Benefit Pension Plan	Supplemental Pension Plan

2007	$1,500,000	$390,000
2008	$1,638,000	$384,000
2009	$1,627,000	$380,000
2010	$1,625,000	$375,000
2011	$1,659,000	$369,000
2012-2016	$8,469,000	$1,770,000

The Company also has a defined contribution plan covering substantially all employees.  The Company contributed approximately $195,000, $167,000 and $136,000 to the plan in 2006, 2005 and 2004, respectively.

10.  INCOME TAXES

The provision for income taxes included the following components at December 31, 2006, 2005 and 2004:

	2006	2005	2004

Current:
Federal	$11,248,000	$9,450,000	$9,493,000
State	1,848,000	1,566,000	1,711,000
Foreign	357,000	477,000	234,000

Total	13,453,000	11,493,000	11,438,000
Deferred	(518,000)	457,000	1,187,000

Total provision	$12,935,000	$11,950,000	$12,625,000

Effective tax rate	37.2%	38.1%	38.4%

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

U. S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.5	3.2	3.4
Non-taxable municipal bond interest	(1.6)	(0.9)	(0.5)
Other	.3	0.8	0.5

Effective tax rate	37.2%	38.1%	38.4%

The foreign component of pretax net earnings was $983,000, $1,242,000 and $884,000 for 2006, 2005 and 2004, respectively.

The components of deferred taxes as of December 31, 2006 and 2005, were as follows:

	2006	2005

Deferred tax assets:
Accounts receivable reserves	$526,000	$566,000
Pension liability	2,734,000	1,362,000
Accrued Liabilities	1,743,000	1,712,000

	5,003,000	3,640,000

Deferred tax liabilities:
Inventory and related reserves	(1,102,000)	(964,000)
Pension asset	—	(2,338,000)
Cash value of life insurance	(1,860,000)	(1,670,000)
Depreciation	(1,649,000)	(1,832,000)
Trademark	(1,107,000)	(865,000)
Prepaid and other assets	(252,000)	(142,000)

	(5,970,000)	(7,811,000)

Net deferred tax liability	$(967,000)	$(4,171,000)

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows:

	2006	2005

Current deferred income tax benefits	$949,000	$1,174,000
Noncurrent deferred income tax liabilities	(1,916,000)	(5,345,000)

	$(967,000)	$(4,171,000)

11.  DEFERRED COMPENSATION

The Company expensed $48,000 in 2004 in connection with deferred compensation agreements established with certain former executives. Amounts owed under these agreements were included in Accrued liabilities - wages, salaries and commissions on the Consolidated Balance Sheets.  Obligations of $1.4 million were paid under these agreements in March 2004, and the remaining balance was paid in February 2005.  Accordingly, there was no interest expense in 2005 or 2006.

12.  OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount.  Total minimum rents were $3,237,000 in 2006, $2,886,000 in 2005, and $2,632,000 in 2004.  Percentage rentals were $26,500 in 2006, $16,000 in 2005, and $21,000 in 2004.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006, are shown below.  Renewal options exist for many long-term leases.

2007	$3,349,000
2008	2,694,000
2009	2,655,000
2010	2,600,000
2011	2,454,000
Thereafter	10,082,000

Total	$23,834,000

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

In April 1998, the Company’s board of directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. There were no repurchases of common shares in 2004.  During 2005, the Company purchased 96,864 shares at a total cost of $1,846,150, and in 2006,  the Company purchased 233,689 shares at a total cost of $5,197,870.  At December 31, 2006, the Company is authorized to buy back an additional 1,295,647 shares under the program.

Shares acquired before February 16, 2005 have not been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.  See Note 13.

15.  EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Numerator:
Net earnings	$21,855,551	$19,400,765	$20,277,674

Denominator:
Basic weighted average shares outstanding	11,633,448	11,559,326	11,380,370
Effect of dilutive securities:
Employee stock options	461,014	406,602	381,908

Diluted weighted average shares outstanding	12,094,462	11,965,928	11,762,278

Basic earnings per share	$1.88	$1.68	$1.78

Diluted earnings per share	$1.81	$1.62	$1.72

Diluted weighted average shares outstanding for 2005 and 2006 include all outstanding options to purchase common stock.  Diluted weighted average shares outstanding in 2004 exclude outstanding options to purchase 12,524 shares of common stock at a weighted average price of $18.59 because they were antidilutive.

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

In the wholesale segment, shoes are marketed through more than 10,000 shoe, clothing and department stores.  Most sales are to unaffiliated customers in North America, with some distribution in Europe.  There were no customers with sales above 10% in 2005.  In 2006 and 2004, sales to the Company’s largest customer were 10% and 12%, respectively, of total sales.

In the retail division, the Company operated 35 Company-owned stores in principal cities in the United States, four stores in Europe, and an Internet business as of December 31, 2006.  Sales in retail outlets are made directly to the consumer by Company employees.  In addition to the sale of the Company’s brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations.  Summarized segment data for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Wholesale Distribution	Retail	Total

2006
Product sales	$187,149,000	$29,763,000	$216,912,000
Licensing revenues	4,135,000	—	4,135,000

Net sales	191,284,000	29,763,000	221,047,000
Depreciation	1,630,000	576,000	2,206,000
Earnings from operations	28,727,000	4,717,000	33,444,000
Total assets	179,299,000	10,324,000	189,623,000
Capital expenditures	1,237,000	1,949,000	3,186,000
2005
Product sales	$177,574,000	$27,528,000	$205,102,000
Licensing revenues	4,367,000	—	4,367,000

Net sales	181,941,000	27,528,000	209,469,000
Depreciation	1,705,000	558,000	2,263,000
Earnings from operations	25,402,000	5,277,000	30,679,000
Total assets	167,332,000	8,166,000	175,498,000
Capital expenditures	628,000	1,207,000	1,835,000
2004
Product sales	$192,629,000	$26,447,000	$219,076,000
Licensing revenues	3,937,000	—	3,937,000

Net sales	196,566,000	26,447,000	223,013,000
Depreciation	1,756,000	761,000	2,517,000
Earnings from operations	28,567,000	4,385,000	32,952,000
Total assets	149,205,000	7,151,000	156,356,000
Capital expenditures	403,000	724,000	1,127,000

All corporate assets are included in the wholesale distribution segment.  Net sales above exclude intersegment sales.

Sales by geographic region based on product shipment destination were as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

United States	$208,245,676	$197,638,791	$212,211,220
Canada	6,015,629	6,002,766	5,465,097
Europe	6,786,182	5,827,746	5,337,017

Total	$221,047,487	$209,469,303	$223,013,334

17.  STOCK-BASED COMPENSATION PLANS

At December 31, 2006, the Company has two stock-based compensation plans: the 1997 Stock Option Plan and the 2005 Equity Incentive Plan.  Under the plans, options to purchase common stock were granted to officers and key employees at exercise prices not less than the fair market value of the Company’s common stock on the date of the grant.  The Company issues new common stock to satisfy stock option exercises and the issuance of restricted stock awards.

In 2006, stock option and restricted stock awards were granted on December 1, 2006. Stock options were granted at the fair market value of the Company’s stock price on the date of grant. The stock options and restricted stock awarded in 2006 vest ratably over four years, and expire in five years.  These awards became effective on the date the board of directors approved them.  One-fourth of the restricted stock awards and stock option grants vest annually on December 1 of each year.  Options granted prior to 2006 expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date.  As of December 31, 2006, there were 709,850 shares remaining available for stock-based awards under the 2005 Equity Incentive Plan.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” (SFAS 123(R)) using the modified prospective method. This method requires that companies recognize compensation expense for new grants and the unvested portion of prior grants at their fair value on the grant date and recognize this expense over the requisite service period for awards expected to vest.  The results for prior year periods have not been restated.  In previous fiscal years, prior to the adoption of SFAS 123(R), no compensation expense was recognized, as the exercise price of all options granted under the plans was equal to the fair market value of common stock on the date of grant.  Additionally, all of the Company’s stock options granted prior to the effective date were 100% vested at the effective date and, therefore, no stock-based employee compensation related to those grants was charged against income in 2006.

The Company’s policy is to estimate the fair market value of each option granted on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table below.  The Company estimates the fair value of each restricted stock award based on the fair market value of the Company’s stock price on the grant date. The resulting compensation cost is amortized on a straight-line basis over the vesting period of the respective awards.

In accordance with SFAS 123(R), stock-based compensation was recognized in the 2006 consolidated financial statements for all stock options and restricted stock awards granted in 2006.  An estimate of forfeitures, based on historical data, is included in the calculation of stock-based compensation, and the estimate will be adjusted quarterly to the extent that actual forfeitures differ, or are expected to materially differ, from such estimates.  The effect of applying the expense recognition provisions of SFAS 123(R) in 2006 decreased Earnings Before Provision For Income Taxes by approximately $25,000.

As of December 31, 2006, there was $274,507 of total unrecognized compensation cost related to stock options granted in 2006, which is expected to be recognized over the remaining vesting period of 3.9 years.  As of December 31, 2006, there was $910,502 of total unrecognized compensation cost related to restricted stock awards granted in 2006, which is also expected to be recognized over the remaining vesting period of 3.9 years.

The following weighted-average assumptions were used to determine compensation expense related to stock options in 2006 and the pro forma impact in 2005 and 2004:

	2006	2005	2004

Risk-free interest rate	4.37%	4.24%	4.15%
Expected dividend yield	1.6%	1.4%	1.2%
Expected term	3.5 yrs.	7.4 yrs.	8.8 yrs.
Expected volatility	31.7%	27.0%	26.0%

The risk-free interest rate is based on U. S. Treasury bonds with a remaining term equal to the expected term of the award.  The expected dividend yield is based on the Company’s expected annual dividend as a percentage of the market value of the Company’s common stock in the year of grant.  The expected term of the stock options is determined using historical experience.  The expected volatility is based upon historical stock prices over the most recent period equal to the expected term of the award.

The following table illustrates the effect on net earnings per share for the years ended December 31, 2005 and 2004, as if the fair value based method of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been applied for all outstanding unvested awards for periods prior to the adoption of SFAS 123(R):

	2005	2004

Net earnings, as reported	$19,400,765	$20,277,674
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	723,742	380,854

Pro forma net income	$18,677,023	$19,896,820

Earnings per share
Basic - as reported	$1.68	$1.78
Basic - pro forma	$1.62	$1.75
Diluted - as reported	$1.62	$1.72
Diluted - pro forma	$1.56	$1.69

The following tables summarize stock option activity under the Company’s plans:

Stock Options

	Year ended December 31

	2006		2005		2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	1,537,048	$11.44	1,525,586	$10.41	1,637,700	$9.96
Granted	47,900	24.09	201,250	18.12	113,900	15.78
Exercised	(332,758)	8.83	(185,788)	10.02	(224,514)	9.82
Forfeited	—	—	(4,000)	18.03	(1,500)	16.79

Outstanding at end of year	1,252,190	$12.62	1,537,048	$11.44	1,525,586	$10.41

Exercisable at end of year	1,204,290	$12.16	1,537,048	$11.44	1,523,886	$10.40

Weighted average fair market value of options granted	$6.15		$5.85		$5.55

	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Outstanding – December 31, 2006	4.96	$15,312,859
Exercisable – December 31, 2006	4.96	$15,276,455

The aggregate intrinsic value for outstanding and exercisable stock options is defined as the difference between the market value at December 31, 2006 of $24.85 and the grant price.

Unvested Stock Options

	Number of Unvested Options	Weighted Average Exercise Price	Weighted Average Fair Value

Outstanding – December 31, 2005	—	$—	$—
Granted	47,900	24.09	6.15
Vested	—	—	—

Outstanding – December 31, 2006	47,900	$24.09	$6.15

The following table summarizes information about outstanding and exercisable stock options at December 31, 2006:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

$7.25 to $8.62	551,740	3.08	$7.91	551,740	$7.91
$12.04 to $15.46	235,500	5.63	12.84	235,500	12.84
$16.79 to $24.09	464,950	6.86	18.10	417,050	17.41

	1,252,190	4.96	$12.62	1,204,290	$12.16

The following table summarizes stock option activity for the years ended December 31:

	2006	2005	2004

Total intrinsic value of stock options exercised	$4,041,578	$2,080,960	$1,670,895
Cash received from stock option exercises	$2,937,888	$1,860,809	$2,202,756
Income tax benefit from the exercise of stock options	$1,549,056	$832,384	$668,358
Total fair value of stock options vested	$—	$1,178,080	$621,038

Restricted Stock

The following table summarizes restricted stock award activity during the year ended December 31, 2006:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value

Outstanding – December 31, 2005	—	$—
Issued	41,000	24.09
Vested	—	—

Outstanding – December 31, 2006	41,000	$24.09

18.   QUARTERLY FINANCIAL DATA (Unaudited)

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$59,288,211	$45,111,438	$56,084,718	$60,563,120	$221,047,487
Gross earnings	$21,032,890	$17,459,874	$20,600,393	$26,219,783	$85,312,940
Net earnings	$5,309,029	$3,642,292	$5,168,138	$7,736,092	$21,855,551
Net earnings per share:
Basic	$.46	$.31	$.44	$.66	$1.88
Diluted	$.44	$.30	$.43	$.64	$1.81

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$57,830,807	$44,746,051	$55,218,588	$51,673,857	$209,469,303
Gross earnings	$20,621,666	$15,955,424	$19,610,876	$20,554,398	$76,742,364
Net earnings	$5,199,562	$3,029,400	$4,822,322	$6,349,481	$19,400,765
Net earnings per share:
Basic	$.45	$.26	$.42	$.55	$1.68
Diluted	$.43	$.25	$.40	$.53	$1.62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 9 to the consolidated financial statements, on December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that Weyco Group, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 12, 2007, expressed an unqualified opinion on those financial statements and included an explanatory paragraph for the adoption of Statement of Financial Accounting Standard No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 12, 2007

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Based on our assessment we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting, as stated in their report which is included herein.

/s/ Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer
March 12, 2007

/s/ John Wittkowske
Senior Vice President and Chief Financial Officer
March 12, 2007

DIRECTORS

Thomas W. Florsheim	Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman Emeritus	Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary

Robert Feitler	Leonard J. Goldstein	Cory L. Nettles
Chairman, Executive Committee	Retired, Former Chairman, President and Chief Executive Officer, Miller Brewing Company	Partner, Corporate Services and Government Relations, Quarles & Brady LLP

Frederick P. Stratton, Jr.
Chairman Emeritus Briggs & Stratton Corporation, Manufacturer of Gasoline Engines

EXECUTIVE OFFICERS

Thomas W. Florsheim, Jr.	John W. Florsheim	Peter S. Grossman
Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary	Senior Vice President, and President Nunn Bush Brand and Retail Division

John F. Wittkowske
Senior Vice President, Chief Financial Officer and Secretary

OFFICERS

Judy Anderson	Matthew J. Engerman	Brian Flannery
Vice President, Finance and Treasurer	Vice President Sales, Nunn Bush Brand	Vice President, and President Stacy Adams Brand

Beverly Goldberg	James G. Kehoe	Robert Lanterman
Vice President Sales, Florsheim Brand	Vice President, Distribution	Vice President, and President Brass Boot Brand

Rick Lechusz	David McGinnis	George Sotiros
Vice President, Credit	Vice President, and President Florsheim Brand	Vice President, Information Technology

Tim Then	Allison Woss
Vice President, Retail Division	Vice President, Purchasing

SUPPLEMENTAL INFORMATION

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc.’s 2007 Annual Meeting at 10:00 a.m. on May 1, 2007, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

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

Written requests should be sent to Investor Relations, Weyco Group, Inc., P. O. Box 1188, Milwaukee, Wisconsin 53201 or e-mailed to Investor.Relations@weycogroup.com.  Telephone inquiries should be made to (414) 908-1600.