Form 10-K, Exhibit 13
period 2007-12-31
WEYCO GROUP INC
filed 2008-03-13
CIK 106532

Exhibit 13

2007 ANNUAL REPORT

WEYCO Group, Inc.

To Our Shareholders:

2007 was a record year for our Company in both sales and earnings. Net sales for the year were $233 million, up 5% from $221 million last year. Net earnings were a record $22.9 million, up 5% compared with $21.9 million last year. Diluted earnings per share were $1.91, up from $1.81 in 2006. We are pleased with these results, as we believe our brands fared well this year relative to the industry.

Our success in 2007 was in part due to a change in how we distribute our Florsheim brand in Canada. Prior to 2007, Florsheim footwear was distributed in Canada by a third party licensee. That license arrangement terminated December 31, 2006, and since then we have been operating our own wholesale business in Canada. This year net sales of the Florsheim brand in Canada were $5.7 million. The positive effect of operating our own Florsheim business in Canada was partially offset by the residual impact of a 2005 acquisition of one of our customers by another major retailer. The combined company decided not to go forward with either our Nunn Bush or Florsheim brands in its stores. This resulted in a total loss of $12 million of sales to this customer, with $9.1 million occurring in 2006, and $2.9 million in 2007.

In our wholesale division, sales of our Florsheim brand increased 14%, primarily due to the change in Canadian distribution noted above, but also due to a 4% increase in Florsheim sales in the United States. In the United States, our business with department stores was up while sales to independent footwear and clothing stores lagged this year due to a difficult retail environment for this sector.

Nunn Bush sales were down 2% in 2007, as compared with 2006. The decrease was driven by soft sales of the Nunn Bush brand in Canada this year. Sales of this brand in the United States were flat. Fortunately, we were able to replace the volume from the lost customer described above with additional business with other department stores.

Net sales of Stacy Adams increased 5%. Despite a decline in business with independent footwear and clothing retailers, Stacy Adams produced a gain this year due to its good performance in national shoe chains and department stores.

Our royalty income was $4.1 million in 2007, which was flat in comparison to the prior year. During 2007, we experienced decreases in our royalty income in the Stacy Adams division, as independent clothing retailers, who are an important distribution channel for Stacy Adams clothing and accessories, were challenged in the current retail environment. In addition, Florsheim royalties were impacted by the absence this year of Canadian royalties due to the previously mentioned change in distribution in Canada. We were able to offset that loss with increases in royalty income from other Florsheim licensees.

Sales in our retail division increased 5%, with same store sales up 1.5%. During 2007, we opened five new stores in the United States and closed one. In Europe, we closed two stores. At December 31, 2007, we had 39 locations in the United States and two in Europe. During 2007, we invested in remodeling our stores to a new, more contemporary design. As of December 31, 2007, approximately 70% of our stores reflect this new design.

Our operating earnings grew 2%. As a percent of sales, however, they were down from 15.1% in 2006 to 14.7% in 2007. This decrease was caused by a combination of slightly lower wholesale gross margins and higher operating costs at our retail stores. We continue to feel cost pressures from our overseas suppliers due to the weakening U. S. dollar and higher labor and material costs.

Higher interest income, lower interest expense due to reduced debt balances, and a lower effective tax rate resulting from our increased investments in municipal bonds this year, contributed to our 5% increase in net earnings for 2007.

Our balance sheet remains strong, with cash and marketable securities of $57 million and only $550,000 of debt as of the end of the year. This net cash position of $56 million is up from $46 million at December 31, 2006. As our net cash position grows, we will continue to evaluate how to best use the cash, including continued repurchases of common stock, increased dividends and acquisitions.

While we are very pleased that 2007 was a record year for sales and net income, we are also mindful of the challenging nature of the current retail environment. Our focus remains on the long term. We are committed to making the necessary investment in our brands and business to secure profitable growth in 2008 and beyond.

Thomas W. Florsheim, Jr. Chairman and Chief Executive Officer	John W. Florsheim President and Chief Operating Officer

SELECTED FINANCIAL DATA
	Years Ended December 31
	2007	2006	2005	2004	2003
Net sales	$232,617,000	$221,048,000	$209,469,000	$223,013,000	$215,761,000
Net earnings	$22,901,000	$21,856,000	$19,401,000	$20,278,000	$17,135,000

Diluted earnings per share*	$1.91	$1.81	$1.62	$1.72	$1.46

Weighted average diluted shares
outstanding*	12,012,915	12,094,462	11,965,928	11,762,278	11,756,574

Cash dividends per share*	$.42	$.34	$.26 1/2	$.21 1/2	$.19

Total assets	$190,152,000	$189,623,000	$175,498,000	$156,356,000	$151,186,000

Bank borrowings	$550,000	$10,958,000	$9,553,000	$11,360,000	$27,945,000

*All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005. See Note 12 of the Notes to Consolidated Financial Statements.

COMMON STOCK DATA

	2007			2006
			Cash			Cash
	Price Range		Dividends	Price Range		Dividends
Quarter:	High	Low	Declared	High	Low	Declared
First	$27.08	$22.69	$.09	$22.89	$19.03	$.07
Second	$28.09	$23.84	.11	23.46	18.76	.09
Third	$34.31	$23.70	.11	24.21	19.99	.09
Fourth	$33.46	$24.66	.11	25.72	21.49	.09
			$.42			$.34

There are 254 holders of record of the Company’s common stock as of February 19, 2008.

The stock prices shown above are the high and low actual trades for the calendar periods indicated.

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a distributor of men’s casual, dress and fashion shoes. The principal brands of shoes sold by the Company are “Florsheim,” “Nunn Bush,” and “Stacy Adams.” The Company also has other brands, including “Brass Boot” and “Nunn Bush NXXT,” which are included within Nunn Bush net sales figures, and “SAO by Stacy Adams,” which is included within Stacy Adams net sales. Inventory is purchased from third-party overseas manufacturers. Almost all foreign-sourced purchases are denominated in U.S. dollars. In the wholesale division, the Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe. The Company also has a retail division, which as of December 31, 2007, consisted of 39 Company-owned retail stores in the United States, two in Europe, and an Internet business. Sales in retail outlets are made directly to consumers by Company employees. The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company’s results are primarily affected by the economic conditions and the retail environment in the United States.

The Company achieved record results in 2007. Consolidated net sales in 2007 were a record $232.6 million compared with $221.0 million and $209.5 million in 2006 and 2005, respectively. Net earnings in 2007 were a record $22.9 million compared with $21.9 million and $19.4 million in 2006 and 2005, respectively. Diluted earnings per share in 2007 were a record $1.91 compared with $1.81 and $1.62 in 2006 and 2005, respectively. The sales growth in 2007 was largely due to the new Florsheim wholesale business in Canada. Prior to January 1, 2007, Florsheim footwear was distributed in Canada by a third party licensee. That license arrangement terminated December 31, 2006, and since then the Company has been operating its own wholesale business in Canada, consolidating it with the Company’s Nunn Bush Canadian business. Conversely, the acquisition of one of the Company’s significant customers by another retailer in 2005 negatively impacted sales volume at Nunn Bush and Florsheim in 2007 and 2006, as the acquiring Company decided not to go forward with either the Nunn Bush or Florsheim product lines in its stores. In 2007 and 2006, sales to this customer were down $2.9 million and $9.1 million as compared to the previous year, respectively.

Overall, the Company’s brands performed well in 2007 considering the challenging retail environment in the footwear and apparel industries. Management believes the Company’s solid performance resulted from its large range of styles and price points, along with the quality and value of its brands. Management continues to focus on positioning each of its brands, as well as its retail business, for long-term success.

The Company’s balance sheet remains strong. Cash and marketable securities were $56.8 million at the end of 2007 compared with $57.3 million at the end of 2006. Borrowings under the Company’s revolving line of credit were just $550,000 at December 31, 2007, compared with $11.0 million at December 31, 2006. The Company’s excess of cash and marketable securities over borrowings of $56.2 million at December 31, 2007 was up from $46.3 million at December 31, 2006.

RESULTS OF OPERATIONS

2007 vs. 2006

Consolidated net sales in 2007 rose 5% to $232.6 million from $221.0 million in 2006. Net sales in the Company’s wholesale division, which includes both wholesale sales and licensing revenues, were $201.5 million in 2007 compared with $191.3 million in the prior year. Wholesale sales were $197.4 million in 2007, up 5% from $187.2 million in 2006. Licensing revenues were approximately $4.1 million in both years.

Licensing revenues for Stacy Adams apparel and accessories were down for the year as independent clothing retailers who sell these products have struggled in the current retail environment. Licensing revenues for Florsheim footwear and accessories were negatively impacted by the absence this year of Canadian royalties due to the previously mentioned change in distribution in Canada. These items were offset, however, by increases in royalty income from other Florsheim licensees.

Retail net sales in 2007 climbed 5% to $31.1 million from $29.8 million in 2006. The increase was primarily attributable to five new stores in 2007 and four that were opened in the second half of 2006. The Company closed one store in the United States and two in Europe in 2007 and none in 2006. In the current year, same store sales increased 1.5% over 2006. Stores are included in same store sales beginning in the store’s 13th month of operations after its grand opening.

Sales in the Company’s wholesale division for the years ended December 31, 2007 and 2006 were as follows:

	Wholesale Division Sales
	Years ended December 31,
	2007	2006	% change
North American Sales
Stacy Adams	$57,444,374	$54,540,020	5.3%
Nunn Bush	68,643,431	70,148,095	-2.1%
Florsheim	66,232,054	58,017,409	14.2%
Foreign Sales	5,061,990	4,443,626	13.9%
Total Wholesale	$197,381,849	$187,149,150	5.5%
Licensing	4,087,029	4,134,988	-1.2%
Total Wholesale Division	$201,468,878	$191,284,138	5.3%

The increase in the Stacy Adams brand was attributable to good performance in the national shoe chain and department store sectors. The decrease in Nunn Bush sales was due to soft sales in Canada. Sales in the United States were flat in 2007, despite the residual impact of the loss of business with one of the Company’s significant customers following its acquisition by another retailer, discussed above. The Company was able to replace this business through increased sales to other department stores. Sales of Florsheim in 2007 included $5.7 million of Florsheim sales in Canada. As discussed above, the Company began to operate its own wholesale business in Canada on January 1, 2007. In the United States, Florsheim net sales were up 4%.

Overall gross earnings as a percent of net sales were 38.4% in 2007 and 38.6% in 2006. Wholesale gross earnings as a percent of net sales this year were down 20 basis points compared with last year while retail margins were flat between years.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs). The Company’s distribution costs for the years ended December 31, 2007 and 2006 were $6.8 million and $6.5 million, respectively. These costs were included in selling and administrative expenses. Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation. In 2007, the Company’s overall selling and administrative expenses were 23.8% of net sales compared with 23.5% in 2006. Wholesale selling and administrative expenses as a percent of net wholesale sales were flat in comparison to the prior year at 19.9%. Retail selling and administrative expenses were 51.7% of net sales in 2007 compared with 49.2% in 2006. The increase in retail expenses as a percent of sales continues to be caused by higher expenses in relation to sales in new stores and increased costs associated with lease renewals at existing stores.

Interest income in 2007 was up $218,000 from 2006 due to increased investments in marketable securities and higher interest rates. Interest expense was down $256,000 in 2007 compared with 2006. The decrease was the result of lower short-term borrowings in 2007 compared with 2006.

The effective tax rate for 2007 was 36.3% as compared with 37.2% in 2006. The lower rate in 2007 resulted from higher interest income earned on municipal bonds and lower state taxes, which decreased the Company’s effective tax rate.

2006 vs. 2005

Consolidated net sales for the year ended December 31, 2006 were $221.0 million, rising 5.5% above 2005 sales of $209.5 million. Net sales in the Company’s wholesale division, which includes both wholesale sales and licensing revenues, were $191.3 million in 2006 compared with $182.0 million in 2005. Wholesale sales were $187.2 million in 2006 and $177.6 million in 2005. Licensing revenues in 2006 were $4.1 million and $4.4 million in 2005.

Licensing revenues for Stacy Adams apparel and accessories were up 8% in 2006. Licensing revenues for Florsheim footwear and accessories were down due to the loss of a major customer by one Florsheim domestic accessory licensee and also due to the transition out of the Florsheim Canadian footwear license, as discussed above.

Retail net sales in 2006 climbed 8% to $29.8 million from $27.5 million in 2005. The increase was primarily attributable to three new stores in the United States and one in Europe at December 31, 2006 compared with December 31, 2005. No stores were closed in 2006. In 2006, same store sales increased 4% over 2005. Stores are included in same store sales beginning in the store’s 13th month of operations after its grand opening.

Sales in the Company’s wholesale division for the years ended December 31, 2006 and 2005 were as follows:

	Wholesale Division Sales
	Years ended December 31,
	2006	2005	% change
North American Sales
Stacy Adams	$54,540,020	$53,779,842	1.4%
Nunn Bush	70,148,095	69,520,709	0.9%
Florsheim	58,017,409	50,616,255	14.6%
Foreign Sales	4,443,626	3,657,278	21.5%
Total Wholesale	$187,149,150	$177,574,084	5.4%
Licensing	4,134,988	4,367,053	-5.3%
Total Wholesale Division	$191,284,138	$181,941,137	5.1%

Sales of the Company’s Stacy Adams and Nunn Bush brands were relatively flat in 2006 compared with 2005. The Stacy Adams brand had solid sales through the end of the third quarter, followed by a decline in the fourth quarter, as business slowed with its independent footwear and clothing stores due to a trend in favor of larger department stores and shoe chains. Nunn Bush sales in 2006 were adversely impacted by lost sales of $5.7 million with one of the Company’s significant customers following its acquisition by another retailer, discussed above, however, the lost business was made up with other accounts. Sales of Florsheim increased 14.6% despite lost sales of $3.4 million to the customer previously mentioned. At Florsheim, the increase was primarily driven by new programs rolled out at several large customers during 2006.

Overall gross earnings as a percent of net sales were 38.6% in 2006 and 36.6% in 2005. Wholesale gross earnings as a percent of net sales were 33.0% in 2006 compared with 30.7% in 2005. This increase was primarily due to changes in product mix and also due to fewer markdowns in 2006 due to solid sales of the Company’s products at retail. Retail gross earnings as a percent of net sales increased to 65.1% in 2006 from 64.8% in 2005.

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

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation. In 2006, the Company’s overall selling and administrative expenses as a percent of net sales increased to 23.5% compared with 22.0% in 2005. Wholesale selling and administrative expenses as a percent of net wholesale sales increased to 19.9% in 2006 from 18.9% in 2005. Retail selling and administrative expenses as a percent of net sales were 49.2% in 2006 compared with 45.6% in 2005.

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

LIQUIDITY & CAPITAL RESOURCES

The Company’s primary source of liquidity is its cash and short-term marketable securities, which aggregated $13.5 million at December 31, 2007 and $16.9 million as of December 31, 2006. During 2007, the Company’s primary source of cash was from operations while its primary uses of cash were the repayment of short-term borrowings, purchases of the Company’s common stock, dividend payments and investments in marketable securities.

The Company generated $24.2 million in cash from operating activities in 2007, compared with $9.6 million and $38.7 million in 2006 and 2005, respectively. Fluctuations in net cash from operating activities have resulted mainly from changes in year end inventory balances, as the Company carefully manages inventory levels based on requirements and projections. The Company’s capital expenditures were $2.7 million, $3.2 million and $1.8 million in 2007, 2006 and 2005, respectively. Capital expenditures are expected to be approximately $2 million in 2008.

Cash dividends paid were $4.7 million, $3.7 million and $2.9 million in 2007, 2006 and 2005, respectively, as the Company’s board of directors has consistently increased dividends per share each year.

The Company continues to repurchase its common stock under its share repurchase program when the Company believes market conditions are favorable. In 2007, the Company repurchased 378,740 shares for a total cost of $9.9 million.

In 2007, the Company used $10.4 million to pay down short-term borrowings. As of December 31, 2007, the Company had a total of $50 million available under its existing borrowing facility, of which total borrowings were only $550,000. This facility includes a minimum net worth covenant, with which the Company was in compliance at December 31, 2007. The facility expires April 30, 2008, and the Company intends to extend it an additional year at that time.

On July 1, 2007, all of the Company’s Class B Common Stock converted, one-for-one, into the Company’s Common Stock.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2008.

Off-Balance Sheet Arrangements

The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments

The Company’s significant contractual obligations are its bank borrowings, qualified and supplemental pension plans, and its operating leases, which are discussed further in the Notes to Consolidated Financial Statements. The Company also has significant obligations to purchase inventory. The bank borrowings and pension obligations are recorded on the Company’s Consolidated Balance Sheets. Future obligations under operating leases are disclosed in Note 11 of the Notes to Consolidated Financial Statements. The table below provides summary information about these obligations.

	Payments Due by Period (in 000’s)
		Less			More
		Than a	1 - 3	3 - 5	Than 5
	Total	Year	Years	Years	Years
Bank borrowings	$550	$550	$—	$—	$—
Pension obligations	6,306	326	639	624	4,717
Operating leases	31,465	3,728	7,306	6,941	13,490

Purchase obligations *	43,976	43,976	—	—	—
Total	$82,297	$48,580	$7,945	$7,565	$18,207

* - Purchase obligations relate entirely to commitments to purchase inventory.

Future interest payments on bank borrowings have not been included in the above table as they have variable rates of interest. Related interest payments in 2007 were $399,000.

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

Sales Returns, Sale Allowances and Doubtful Accounts

The Company records reserves for sales returns, sales allowances and doubtful accounts for losses resulting from accounts receivable balances that will ultimately not be collected. The reserves are based on such factors as specific customer situations, historical experience, a review of the current aging status of customer receivables and current and expected economic conditions. The reserve for doubtful accounts includes a specific reserve for accounts identified as potentially uncollectible, plus an additional reserve for the balance of accounts. The Company evaluates the reserves and the estimation process on at least a quarterly basis and makes adjustments when appropriate. Historically, losses have been within the Company’s expectations. Changes in these reserves may be required if actual returns, discounts and bad debt activity varies from the original estimates. These changes could impact the Company’s results of operations, financial position and cash flows.

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

Discount Rate - Pension expense and projected benefit obligation both increase as the discount rate is reduced. The actuarial valuation used a discount rate of 6.55% at December 31, 2007, 5.90% at December 31, 2006, and 5.65% at December 31, 2005. This rate was based on the plan’s projected cash flows. This method, known as the cash flow matching method, discounts each year’s projected cash flows at the associated spot interest rate back to the measurement date. A 0.5% decrease in the discount rate would increase annual pension expense and the projected benefit obligation by approximately $235,000 and $2.1 million, respectively.

Expected Rate of Return - Pension expense increases as the expected rate of return on pension plan assets decreases. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets and future expectations of asset returns. The Company utilized an expected rate of return on plan assets of 8.0% in 2007, 2006 and 2005. These rates were based on the Company’s long-term investment policy of equity securities: 20% - 80%; fixed income securities: 20% - 80%; and other, principally cash: 0% - 20%. A 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $126,000.

Future Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements.  See Note 2 to the Consolidated Financial Statements.

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

Foreign Currency

The Company’s earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of the sale of product to Canadian customers. Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations. Based on the Company’s derivative instruments outstanding as of December 31, 2007, a 10% change in foreign currency exchange rates would not have a material effect on the Company’s financial position, results of operations or cash flows.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its revolving line of credit. As of December 31, 2007, $550,000 of commercial paper was outstanding at an average interest rate of 5.17%. The interest expense related to commercial paper for 2007 was $351,000. Assuming a 10% increase in the Company’s weighted average interest rate on borrowings, interest expense in 2007 would have increased by $35,000.

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

CONSOLIDATED
STATEMENTS OF EARNINGS
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
NET SALES	$232,616,656	$221,047,487	$209,469,303
COST OF SALES	143,199,303	135,734,547	132,726,939

Gross earnings	89,417,353	85,312,940	76,742,364
SELLING AND ADMINISTRATIVE EXPENSES	55,285,340	51,868,545	46,063,389
Earnings from operations	34,132,013	33,444,395	30,678,975

INTEREST INCOME	2,158,983	1,940,976	1,037,530

INTEREST EXPENSE	(352,905)	(608,447)	(339,670)

OTHER INCOME AND EXPENSE, net	24,891	13,627	(26,070)

Earnings before provision for income taxes	35,962,982	34,790,551	31,350,765

PROVISION FOR INCOME TAXES	13,062,000	12,935,000	11,950,000

Net earnings	$22,900,982	$21,855,551	$19,400,765

BASIC EARNINGS PER SHARE	$1.98	$1.88	$1.68

DILUTED EARNINGS PER SHARE	$1.91	$1.81	$1.62

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,858,677	$15,314,140
Marketable securities, at amortized cost	5,603,858	1,600,871
Accounts receivable, less reserves of $3,171,574 and
$3,713,896, respectively	35,964,696	30,641,632
Inventories	44,632,321	51,000,849
Deferred income tax benefits	475,162	949,109
Prepaid expenses and other current assets	3,301,054	1,715,859
Total current assets	97,835,768	101,222,460
MARKETABLE SECURITIES, at amortized cost	43,330,715	40,361,296
OTHER ASSETS	9,440,367	8,725,346
PROPERTY, PLANT AND EQUIPMENT, net	28,676,728	28,445,900
TRADEMARK	10,867,969	10,867,969
	$190,151,547	$189,622,971

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Short-term borrowings	$550,000	$10,957,518
Accounts payable	10,541,233	12,398,740
Dividend payable	1,270,207	1,054,354
Accrued liabilities:
Wages, salaries and commissions	2,254,045	1,852,305
Taxes other than income taxes	724,993	858,294
Other	5,047,335	5,719,668
Accrued income taxes	715,484	72,907
Total current liabilities	21,103,297	32,913,786

LONG-TERM PENSION LIABILITY	6,042,961	6,620,842

DEFERRED INCOME TAX LIABILITIES	2,247,701	1,915,869

SHAREHOLDERS’ INVESTMENT:
Common Stock, $1.00 par value, authorized 20,000,000 in 2007 and 2006,
issued and outstanding 11,534,059 in 2007 and 9,129,256 shares in 2006.	11,534,059	9,129,256
Class B Common Stock, $1.00 par value, authorized 4,000,000 in 2006,
issued and outstanding 2,585,087 shares in 2006	—	2,585,087
Capital in excess of par value	10,787,927	7,576,096
Reinvested earnings	142,774,698	134,264,076
Accumulated other comprehensive loss	(4,339,096)	(5,382,041)
Total shareholders’ investment	160,757,588	148,172,474
	$190,151,547	$189,622,971

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ INVESTMENT
For the years ended December 31, 2007, 2006 and 2005

					Accumulated
		Class B	Capital		Other
	Common	Common	in Excess of	Reinvested	Comprehensive	Comprehensive
	Stock	Stock	Par Value	Earnings	Income/(Loss)	Income
Balance, December 31, 2004	$4,440,565	$1,302,110	$6,820,136	$106,747,060	$438,050
Comprehensive Income:
Net earnings	—	—	—	19,400,765	—	19,400,765
Foreign currency translation adjustments	—	—	—	—	(216,542)	(216,542)
Total Comprehensive Income	—	—	—	—	—	$19,184,223
Cash dividends declared ($.26 ½ per share)*	—	—	—	(3,063,817)
Common Stock split	4,455,965	1,300,310	(5,756,275)
Conversions of Class B Common Stock to Common Stock	7,389	(7,389)	—	—	—
Stock options exercised	172,188	—	1,688,621	—	—
Income tax benefit from stock options exercised	—	—	685,215	—	—
Shares purchased and retired	(96,864)	—	—	(1,749,286)	—

Balance, December 31, 2005	$8,979,243	$2,595,031	$3,437,697	$121,334,722	$221,508
Comprehensive Income:
Net earnings	—	—	—	21,855,551	—	$21,855,551
Foreign currency translation adjustments	—	—	—	—	216,743	216,743
Minimum pension liability (net of tax of $92,505)	—	—	—	—	(144,688)	(144,688)
Total Comprehensive Income	—	—	—	—	—	$21,927,606
Cash dividends declared ($.34 per share)	—	—	—	(3,962,011)	—
Conversions of Class B Common Stock to Common Stock	9,944	(9,944)	—	—	—
Stock options exercised	332,758	—	2,605,130	—	—
Issuance of restricted stock	41,000	—	(41,000)	—	—
Stock-based compensation expense	—	—	25,213	—	—
Income tax benefit from stock options exercised	—	—	1,549,056	—	—
Shares purchased and retired	(233,689)	—	—	(4,964,186)	—
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	(5,675,604)
Balance, December 31, 2006	$9,129,256	$2,585,087	$7,576,096	$134,264,076	$(5,382,041)
Comprehensive Income:
Net earnings	—	—	—	22,900,982	—	$22,900,982
Foreign currency translation adjustments	—	—	—	—	(91,865)	(91,865)
Pension liability adjustment(net of tax of $726,045)	—	—	—	—	1,134,810	1,134,810
Total Comprehensive Income	—	—	—	—	—	$23,943,927
Cash dividends declared ($.42 per share)	—	—	—	(4,871,598)	—
Conversions of Class B Common Stock to Common Stock	2,585,087	(2,585,087)	—	—	—
Stock options exercised	181,466	—	1,671,784	—	—
Issuance of restricted stock	20,190	—	(20,190)	—	—
Restricted stock forfeited	(3,200)	—	3,200	—	—
Stock-based compensation expense	—	—	316,511	—	—
Income tax benefit from stock options exercised and vesting of restricted stock.	—	—	1,240,526	—	—
Shares purchased and retired	(378,740)	—	—	(9,545,762)	—
Adjustment to initially apply FIN 48	—	—	—	27,000	—
Balance, December 31, 2007	$11,534,059	$—	$10,787,927	$142,774,698	$ (4,339,096)

* Cash dividends declared have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$22,900,982	$21,855,551	$19,400,765
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	2,484,414	2,205,979	2,263,187
Amortization	90,010	75,065	48,537
Deferred income taxes	79,734	517,973	457,086
Stock-based compensation	316,511	25,213	—
Pension contribution	—	(1,000,000)	—
Pension expense	1,359,123	1,185,822	884,010
Loss on sale of assets	(14,632)	(728)	(1,642)
Increase in cash surrender value of life insurance	(681,356)	(643,291)	(599,699)
Changes in operating assets and liabilities:
Accounts receivable	(5,323,064)	(2,798,584)	2,931,289
Inventories	6,368,528	(12,452,247)	9,071,618
Prepaids and other assets	(1,555,538)	(293,982)	298,279
Accounts payable	(1,857,507)	175,833	5,561,666
Accrued liabilities and other	(685,110)	1,908,906	(2,785,877)
Accrued income taxes	669,577	(1,148,516)	1,155,015
Net cash provided by operating activities	24,151,672	9,612,994	38,684,234

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(8,405,737)	(17,813,940)	(25,188,918)
Proceeds from maturities of marketable securities	1,343,321	6,942,114	5,278,770
Purchase of property, plant and equipment	(2,727,362)	(3,185,862)	(1,835,167)
Proceeds from sales of property, plant and equipment	76,632	1,737	4,587
Net cash used for investing activities	(9,713,146)	(14,055,951)	(21,740,728)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid	(4,655,745)	(3,717,899)	(2,884,927)
Shares purchased and retired	(9,924,502)	(5,197,875)	(1,846,150)
Proceeds from stock options exercised	1,853,250	2,937,888	1,860,809
Net (repayments) borrowings under revolving credit facilities	(10,407,518)	1,405,014	(1,807,032)
Income tax benefits from share-based compensation	1,240,526	1,549,056	—
Net cash used for financing activities	(21,893,989)	(3,023,816)	(4,677,300)

Net (decrease) increase in cash and cash equivalents	(7,455,463)	(7,466,773)	12,266,206

CASH AND CASH EQUIVALENTS, at beginning of year	$15,314,140	$22,780,913	$10,514,707

CASH AND CASH EQUIVALENTS, at end of year	$7,858,677	$15,314,140	$22,780,913

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net of refunds	$10,901,122	$11,796,993	$10,150,856
Interest paid	$399,770	$576,004	$337,038

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2007, 2006 and 2005

1. NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S.-based distributor of men’s branded footwear. The Company’s principal brands include Florsheim, Nunn Bush and Stacy Adams. The Company also has other brands including Nunn Bush NXXT, Brass Boot and SAO by Stacy Adams. The Company’s products are primarily sold to unaffiliated retailers throughout the United States. The Company also has a wholesale operation in Europe and has licensing agreements with third parties to sell its products internationally. In addition, the Company also operates a retail division. At December 31, 2007 the retail division was comprised of 39 retail stores in the United States, two in Europe, and an Internet business.

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

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2007 and 2006, approximately $4.7 million and $9.6 million, respectively, of the Company’s cash and cash equivalents were held at one bank.

Inventories - Inventories are valued at cost, which is not in excess of market. Substantially all inventories are determined on a last-in, first-out (LIFO) basis. Inventory costs include the cost of shoes purchased from third-party manufacturers, as well as related freight and duty. The Company takes title to product at the time of shipping. See Note 5.

Property, Plant and Equipment and Depreciation - Property, plant and equipment are stated at cost. Plant and equipment are depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 3 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets - Property, plant and equipment and other long-term assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of long-lived assets in fiscal 2007, 2006, or 2005.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 10.

Revenue Recognition - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company. Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers. All product sales are recorded net of estimated allowances for returns and discounts. Revenue from third-party licensing agreements is recognized in the period earned. For December 31, 2007, 2006 and 2005, licensing revenues were $4,087,000, $4,135,000 and $4,367,000, respectively.

Shipping and Handling Fees - The Company classifies shipping and handling fees billed to customers as revenues. The related shipping and handling expenses incurred by the Company are included in selling and administrative expenses and totaled $1,371,000, $1,085,000 and $954,000 for 2007, 2006 and 2005, respectively.

Cost of Sales - The Company’s cost of sales includes the cost of products and inbound freight and duty costs.

Selling and Administrative Expenses - Selling and administrative expenses primarily include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection and warehousing costs), rent and depreciation. Distribution costs included in selling and administrative expenses in 2007, 2006 and 2005 were $6,760,000, $6,457,000 and $5,921,000, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising costs were $7,616,000, $7,744,000 and $7,892,000 in 2007, 2006 and 2005, respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses, which are included in the above totals, reduced net sales by $3,015,000, $3,269,000 and $3,872,000 for 2007, 2006 and 2005, respectively.

Foreign Currency Translation - Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders’ Investment.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of common stock options. Diluted earnings per share includes any dilutive effects of common stock options. See Note 14.

Comprehensive Income - Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss). The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment. At December 31, 2007 and 2006, Accumulated Other Comprehensive Income (Loss) included cumulative translation adjustments and a pension liability adjustment.

Stock-Based Compensation - At December 31, 2007, the Company has two stock-based employee compensation plans, which are described more fully in Note 16. The Company accounts for these plans under the recognition and measurement principles of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Accounting for Stock-Based Compensation.”

Future Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements.  SFAS No. 157 will be effective for fiscal years beginning after November 14, 2007, the Company’s 2008 fiscal year.  The Company is assessing the impact the adoption of SFAS No. 157 will have on its consolidated financial statements.

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

A summary of the amortized cost and estimated market values of investment securities at December 31, 2007 and 2006 is as follows:

	2007		2006
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Municipal bonds :
Current	$5,603,858	$5,615,064	$1,600,871	$1,604,441
Due from one through five years	20,554,070	20,731,973	12,969,646	12,941,379
Due from five through ten years	22,776,645	23,081,853	27,391,650	27,711,253
Total	$48,934,573	$49,428,890	$41,962,167	$42,257,073

The unrealized gains and losses on investment securities at December 31, 2007 and 2006 were:

	2007		2006
	Unrealized	Unrealized	Unrealized	Unrealized
	Gains	Losses	Gains	Losses
Municipal bonds	$531,741	$37,424	$408,564	$113,658

5. INVENTORIES

At December 31, 2007 and 2006, inventories consisted of:

	2007	2006
Finished shoes	$57,826,178	$63,764,455
LIFO reserve	(13,193,857)	(12,763,606)
Total inventories	$44,632,321	$51,000,849

Finished shoes included inventory in-transit of $14,608,411 and $16,417,291 as of December 31, 2007 and 2006, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2007 and 2006, property, plant and equipment consisted of:

	2007	2006
Land	$2,683,630	$2,672,152
Buildings and improvements	19,719,135	19,831,247
Machinery and equipment	16,031,031	15,939,233
Retail fixtures and leasehold improvements	8,452,962	6,470,248
Construction in progress	508,385	638,503
Property, plant and equipment	47,395,143	45,551,383
Less: Accumulated depreciation	(18,718,415)	(17,105,483)
Property, plant and equipment, net	$28,676,728	$28,445,900

7. OTHER ASSETS

Other assets included the following amounts at December 31, 2007 and 2006:

	2007	2006
Pension asset (See Note 9)	$63,322	$—
Cash surrender value of life insurance	9,317,469	8,636,113
Other	59,576	89,233
Total other assets	$9,440,367	$8,725,346

8. SHORT-TERM BORROWINGS

At December 31, 2007, the Company had a 364-day $50 million unsecured revolving line of credit with a bank expiring April 30, 2008. The line of credit allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points. The line of credit includes a minimum net worth covenant. As of December 31, 2007, the Company was in compliance with the covenant. Outstanding borrowings under the line of credit at December 31, 2007 consisted of $550,000 of commercial paper with an average interest rate of 5.17%. At December 31, 2006, outstanding borrowings under a prior $50 million line of credit were $11.0 million with an average interest rate of 5.45%.

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

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158), which requires employers to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur as a component of comprehensive income. In addition, SFAS No. 158 requires employers to measure the funded status of its plans as of the date of its year-end statement of financial position. SFAS No. 158 also requires additional disclosures regarding amounts included in accumulated other comprehensive income (loss).

Effective December 31, 2006, the Company adopted SFAS No. 158. The Company has historically and will continue to use a year-end measurement date for all of its pension plans.

The Company’s pension plan weighted average asset allocation at December 31, 2007 and 2006, by asset category, was as follows:

	Plan Assets at December 31
	2007	2006
Asset Category:
Equity Securities	52%	54%
Fixed Income Securities	42%	40%
Other	6%	6%
Total	100%	100%

The Company has a Retirement Plan Committee, consisting of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, to manage the operations and administration of all benefit plans and related trusts. The committee has an investment policy for the pension plan assets that establishes target asset allocation ranges for the above listed asset classes as follows: equity securities: 20% - 80%; fixed income securities: 20% - 80%; other, principally cash: 0% - 20%. On a semi-annual basis, the committee reviews progress towards achieving the pension plan’s performance objectives.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.0% long-term rate of return on assets assumption.

Assumptions used in determining the funded status at December 31, 2007 and 2006 were:
	2007	2006
Discount rate	6.55%	5.90%
Rate of compensation increase	4.5%	4.5%

The following is a reconciliation of the change in benefit obligation and plan assets of both the defined benefit pension plan and the unfunded supplemental pension plan for the years ended December 31, 2007 and 2006:

	Defined Benefit Pension Plan		Supplemental Pension Plan
	2007	2006	2007	2006
Change in projected benefit obligation

Projected benefit obligation, beginning of year	$27,664,000	$26,325,000	$5,527,000	$4,586,000
Service cost	777,000	741,000	104,000	123,000
Interest cost	1,588,000	1,449,000	315,000	253,000
Actuarial (gain) loss	(2,666,000)	470,000	627,000	781,000
Benefits paid	(1,419,000)	(1,321,000)	(204,000)	(216,000)
Projected benefit obligation, end of year	$25,944,000	$27,664,000	$6,369,000	$5,527,000

Change in plan assets
Fair value of plan assets, beginning of year	$26,180,000	$24,630,000	$—	$—

Actual return on plan assets	1,296,000	1,921,000	—	—
Administrative expenses	(50,000)	(50,000)	—	—
Contributions	—	1,000,000	204,000	216,000
Benefits paid	(1,419,000)	(1,321,000)	(204,000)	(216,000)
Fair value of plan assets, end of year	$26,007,000	$26,180,000	$—	$—
Funded status of plan	$63,000	$(1,484,000)	$(6,369,000)	$(5,527,000)
Unrecognized net actuarial loss	—	—	—	—
Unrecognized prior service cost	—	—	—	—
Net amount recognized	$63,000	$(1,484,000)	$(6,369,000)	$(5,527,000)

Amounts recognized in the balance sheets consist of:

Other assets	$63,000	$—	$—	$—
Accrued liabilities - other	—	—	(326,000)	(390,000)
Long-term pension liability	—	(1,484,000)	(6,043,000)	(5,137,000)
Net amount recognized	$63,000	$(1,484,000)	$(6,369,000)	$(5,527,000)

Amounts recognized in accumulated other comprehensive loss consist of:

Accumulated loss, net of income tax benefit of $2,056,000, $2,962,000, $691,000 and $472,000, respectively	$3,216,000	$4,634,000	$1,082,000	$738,000

Prior service cost, net of income tax benefit of $43,000, $58,000, $205,000 and $229,000, respectively	68,000	90,000	319,000	358,000
Net amount recognized	$3,284,000	$4,724,000	$1,401,000	$1,096,000

The accumulated benefit obligation for the defined benefit pension plan and the supplemental pension plan was $23,305,000 and $5,322,000 respectively, at December 31, 2007 and $24,655,000 and $4,554,000, respectively, at December 31, 2006.

Assumptions used in determining net periodic pension cost for the years ended December 31, 2007, 2006 and 2005 were:
	2007	2006	2005
Discount rate	5.90%	5.65%	5.75%
Rate of compensation increase	4.5%	4.5%	4.5%
Long-term rate of return on plan assets	8.0%	8.0%	8.0%

The components of net periodic pension cost for the years ended December 31, 2007, 2006 and 2005, were:
	2007	2006	2005
Benefits earned during the period	$882,000	$864,000	$783,000
Interest cost on projected benefit obligation	1,902,000	1,702,000	1,584,000
Expected return on plan assets	(2,053,000)	(1,912,000)	(1,915,000)
Net amortization and deferral	628,000	532,000	432,000
Net pension expense	$1,359,000	$1,186,000	$884,000

The Company expects to recognize $378,000 of amortization of unrecognized loss and $100,000 of amortization of prior service cost as components of net periodic benefit cost in 2008 which are included in accumulated other comprehensive loss at December 31, 2007.

The Company does not expect to make a contribution to its defined benefit retirement plan in 2008.

Projected benefit payments for the plans as of December 31, 2007 were estimated as follows:

	Defined Benefit Pension Plan	Supplemental Pension Plan
2008	$1,647,000	$326,000
2009	$1,652,000	$321,000
2010	$1,654,000	$318,000
2011	$1,706,000	$314,000
2012	$1,731,000	$310,000
2013-2017	$9,347,000	$1,584,000

The Company also has a defined contribution plan covering substantially all employees. The Company contributed approximately $230,000, $195,000 and $167,000 to the plan in 2007, 2006 and 2005, respectively.

10. INCOME TAXES

The provision for income taxes included the following components at December 31, 2007, 2006 and 2005:

	2007	2006	2005
Current:
Federal	$10,640,000	$11,248,000	$9,450,000
State	1,700,000	1,848,000	1,566,000
Foreign	642,000	357,000	477,000
Total	12,982,000	13,453,000	11,493,000
Deferred	80,000	(518,000)	457,000
Total provision	$13,062,000	$12,935,000	$11,950,000

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
U. S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.0	3.5	3.2
Non-taxable municipal bond interest	(1.8)	(1.6)	(0.9)
Other	0.1	.3	0.8
Effective tax rate	36.3%	37.2%	38.1%

The foreign component of pretax net earnings was $2,555,000, $983,000 and $1,242,000 for 2007, 2006 and 2005, respectively.

The components of deferred taxes as of December 31, 2007 and 2006, were as follows:

	2007	2006
Deferred tax assets:
Accounts receivable reserves	$448,000	$526,000
Pension liability	2,484,000	2,734,000
Accrued liabilities	1,535,000	1,743,000
	4,467,000	5,003,000
Deferred tax liabilities:
Inventory and related reserves	(1,187,000)	(1,102,000)
Pension asset	(25,000)	—
Cash value of life insurance	(2,066,000)	(1,860,000)
Depreciation	(1,366,000)	(1,649,000)
Trademark	(1,350,000)	(1,107,000)
Prepaid and other assets	(246,000)	(252,000)
	(6,240,000)	(5,970,000)
Net deferred tax liability	$(1,773,000)	$(967,000)

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows:
	2007	2006
Current deferred income tax benefits	$475,000	$949,000
Noncurrent deferred income tax liabilities	(2,248,000)	(1,916,000)
	$(1,773,000)	$(967,000)

Uncertainty in Tax Positions

On January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation clarifies the accounting and disclosures for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the Company’s financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. As a result of applying the provisions of FIN 48, the Company recognized a decrease of $27,000 in Accrued Income Taxes and a corresponding adjustment to the beginning balance of retained earnings on the balance sheet as of January 1, 2007.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (on a pretax basis):

Balance at January 1, 2007	$212,000
Increases related to current year tax positions	124,700
Expiration of the statute of limitations for the assessment of taxes	(15,900)
Balance at December 31, 2007	$320,800

The Company had unrecognized tax benefits of $320,800 at December 31, 2007, all of which, if recognized, would reduce the Company’s annual effective tax rate. The Company also accrued potential penalties and interest of $8,000 and $15,000, respectively, related to these unrecognized tax benefits during 2007. Included in the Company’s balance sheet at December 31, 2007, is a liability for potential penalties and interest of $13,500 and $22,000, respectively. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files a U.S. income tax return and various state income tax returns. In general, the 2004 through 2007 tax years remain subject to examination by those taxing authorities.

11. OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. The Company also leases its distribution facilities in Canada and Europe. Total minimum rents were $4,212,000 in 2007, $3,237,000 in 2006, and $2,886,000 in 2005. Percentage rentals were $9,300 in 2007, $26,500 in 2006, and $16,000 in 2005.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007, are shown below. Renewal options exist for many long-term leases.

2008	$3,728,000
2009	3,690,000
2010	3,616,000
2011	3,497,000
2012	3,444,000
Thereafter	13,490,000
Total	$31,465,000

12. STOCK SPLIT

On January 31, 2005, the Company’s board of directors approved a two-for-one split of the Company’s common stock and Class B common stock without a change in par value of either class. The stock split was distributed on April 1, 2005 to shareholders of record on February 16, 2005. The stock split resulted in the issuance of approximately 4.5 million additional shares of common stock and approximately 1.3 million additional shares of Class B common stock. Certain share and all per share amounts disclosed in this document have been adjusted to reflect the split. On July 1, 2007, all outstanding shares of Class B common stock converted into common stock. See Note 13.

13. SHAREHOLDERS’ INVESTMENT

Prior to July 1, 2007, the Company had common stock and Class B common stock outstanding. Each share of Class B common stock had 10 votes, could only be transferred to certain permitted transferees, was convertible to one share of common stock at the holder’s option and shared equally with the common stock in cash dividends and liquidation rights. All outstanding shares of Class B common stock converted into common stock on July 1, 2007.

In April 1998, the Company’s board of directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. During 2005, the Company purchased 96,864 shares at a total cost of $1,846,150, in 2006, the Company purchased 233,689 shares at a total cost of $5,197,875 and in 2007, the Company purchased 378,740 shares at a total cost of $9,924,502. At December 31, 2007, the Company is authorized to buy back an additional 916,907 shares under the program.

Shares acquired before February 16, 2005 have not been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005. See Note 12.

14. EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Numerator:
Net earnings	$22,900,982	$21,855,551	$19,400,765

Denominator:
Basic weighted average shares outstanding	11,565,552	11,633,448	11,559,326
Effect of dilutive securities :
Employee stock options	447,363	461,014	406,602
Diluted weighted average shares outstanding	12,012,915	12,094,462	11,965,928
Basic earnings per share	$1.98	$1.88	$1.68
Diluted earnings per share	$1.91	$1.81	$1.62

Diluted weighted average shares outstanding for 2007, 2006 and 2005 include all outstanding options to purchase common stock.

15. SEGMENT INFORMATION

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

In the wholesale segment, shoes are marketed through more than 10,000 shoe, clothing and department stores. Most sales are to unaffiliated customers in North America, with some distribution in Europe. In 2007 and 2006, sales to the Company’s largest customer were 12% and 10%, respectively, of total sales. There were no customers with sales above 10% in 2005.

In the retail division, the Company operated 39 Company-owned stores in principal cities in the United States, two stores in Europe, and an Internet business as of December 31, 2007. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company’s brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations. Summarized segment data for the years ended December 31, 2007, 2006 and 2005 was as follows:
	Wholesale Distribution	Retail	Total
2007
Product sales	$197,382,000	$31,148,000	$228,530,000
Licensing revenues	4,087,000	—	4,087,000
Net sales	201,469,000	31,148,000	232,617,000
Depreciation	1,797,000	687,000	2,484,000
Earnings from operations	29,550,000	4,582,000	34,132,000
Total assets	178,269,000	11,883,000	190,152,000
Capital expenditures	661,000	2,066,000	2,727,000

2006
Product sales	$187,149,000	$29,763,000	$216,912,000
Licensing revenues	4,135,000	—	4,135,000
Net sales	191,284,000	29,763,000	221,047,000
Depreciation	1,630,000	576,000	2,206,000
Earnings from operations	28,727,000	4,717,000	33,444,000
Total assets	179,299,000	10,324,000	189,623,000
Capital expenditures	1,237,000	1,949,000	3,186,000

2005
Product sales	$177,574,000	$27,528,000	$205,102,000
Licensing revenues	4,367,000	—	4,367,000
Net sales	181,941,000	27,528,000	209,469,000
Depreciation	1,705,000	558,000	2,263,000
Earnings from operations	25,402,000	5,277,000	30,679,000
Total assets	167,332,000	8,166,000	175,498,000
Capital expenditures	628,000	1,207,000	1,835,000

All corporate assets are included in the wholesale distribution segment. Net sales above exclude intersegment sales.

Sales by geographic region based on product shipment destination were as follows for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
United States	$214,524,185	$208,245,676	$197,638,791
Canada	10,519,864	6,015,629	6,002,766
Europe	7,572,607	6,786,182	5,827,746
Total	$232,616,656	$221,047,487	$209,469,303

16. STOCK-BASED COMPENSATION PLANS

At December 31, 2007, the Company has two stock-based compensation plans: the 1997 Stock Option Plan and the 2005 Equity Incentive Plan. Under the plans, options to purchase common stock were granted to officers and key employees at exercise prices not less than the fair market value of the Company’s common stock on the date of the grant. The Company issues new common stock to satisfy stock option exercises and the issuance of restricted stock awards.

Stock options and restricted stock awards were granted on November 30, 2007 and December 1, 2006, for 2007 and 2006, respectively. Stock options were granted at the fair market value of the Company’s stock price on the date of grant. The stock options and restricted stock awarded in 2007 and 2006 vest ratably over four years. Stock options expire in five years. These awards became effective on the date the board of directors approved them. One-fourth of the restricted stock awards and stock option grants vest annually on the anniversary of the grant date. Options granted prior to 2006 expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date. As of December 31, 2007, there were 573,660 shares remaining available for stock-based awards under the 2005 Equity Incentive Plan.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” (SFAS 123(R)) using the modified prospective method. This method requires that companies recognize compensation expense for new grants and the unvested portion of prior grants at their fair value on the grant date and recognize this expense over the requisite service period for awards expected to vest. The results for 2005 have not been restated. In fiscal years prior to the adoption of SFAS 123(R), no compensation expense was recognized, as the exercise price of all options granted under the plans was equal to the fair market value of common stock on the date of grant. Additionally, all of the Company’s stock options granted prior to the effective date were 100% vested at the effective date and, therefore, no stock-based employee compensation related to those grants was charged against income in 2007or 2006.

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

In accordance with SFAS 123(R), stock-based compensation was recognized in the 2007 and 2006 consolidated financial statements for stock options and restricted stock awards granted in 2007 and 2006. An estimate of forfeitures, based on historical data, was included in the calculation of stock-based compensation, and the estimate is adjusted quarterly to the extent that actual forfeitures differ, or are expected to materially differ, from such estimates. The effect of applying the expense recognition provisions of SFAS 123(R) in 2007 and 2006 decreased Earnings Before Provision For Income Taxes by approximately $317,000 and $25,000, respectively.

As of December 31, 2007, there was $907,000 of total unrecognized compensation cost related to non-vested stock options granted in 2007 and 2006, which is expected to be recognized over the remaining vesting period of 3.9 years. As of December 31, 2007, there was $1.2 million of total unrecognized compensation cost related to non-vested restricted stock awards granted in 2007 and 2006, which is also expected to be recognized over the remaining vesting period of 3.9 years.

The following weighted-average assumptions were used to determine compensation expense related to stock options in 2007 and 2006 and the pro forma impact in 2005:

	2007	2006	2005
Risk-free interest rate	3.00%	4.37%	4.24%
Expected dividend yield	1.6%	1.6%	1.4%
Expected term	3.6 years	3.5 years	7.4 years
Expected volatility.	28.7%	31.7%	27.0%

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

The following table illustrates the effect on net earnings per share for the year ended December 31, 2005, as if the fair value based method of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been applied for all outstanding unvested awards for the period prior to the adoption of SFAS 123(R):

2005
Net earnings, as reported	$19,400,765
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	723,742

Pro forma net income	$18,677,023

Earnings per share
Basic - as reported	$1.68
Basic - pro forma	$1.62

Diluted - as reported	$1.62
Diluted - pro forma.	$1.56

The following tables summarize stock option activity under the Company’s plans:

Stock Options

	Year ended December 31
	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,252,190	$12.62	1,537,048	$11.44	1,525,586	$10.41
Granted	123,300	27.52	47,900	24.09	201,250	18.12
Exercised	(181,466)	10.21	(332,758)	8.83	(185,788)	10.02
Forfeited	(4,100)	24.09	—	—	(4,000)	18.03
Outstanding at end of year	1,189,924	$14.49	1,252,190	$12.62	1,537,048	$11.44

Exercisable at end of year	1,033,774	$12.63	1,204,290	$12.16	1,537,048	$11.44

Weighted average fair market
value of options granted	$5.96		$6.15		$5.85

	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding - December 31, 2007	4.36	$15,480,117

Exercisable - December 31, 2007	4.31	$15,353,302

The aggregate intrinsic value for outstanding and exercisable stock options is defined as the difference between the market value at December 31, 2007 of $27.50 and the grant price.

Unvested Stock Options

	Number of Unvested Options	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested - December 31, 2005	—	$—	$—
Granted	47,900	24.09	6.15
Vested	—	—	—
Non-vested - December 31, 2006	47,900	$24.09	$6.15
Granted	123,300	27.53	5.96
Vested	(10,950)	24.09	6.15
Forfeited	(4,100)	24.09	6.15
Non-vested - December 31, 2007	156,150	$26.80	$6.00

The following table summarizes information about outstanding and exercisable stock options at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$7.25 to $8.62	428,578	2.44	$8.02	428,578	$8.02
$12.04 to $15.46	212,746	4.95	12.76	212,746	12.76
$16.79 to $30.12	548,600	5.63	20.22	392,450	17.60
	1,189,924	4.36	$14.49	1,033,774	$12.63

The following table summarizes stock option activity for the years ended December 31:

	2007	2006	2005
Total intrinsic value of stock options exercised	$2,884,621	$4,041,578	$2,080,960
Cash received from stock option exercises	$1,853,250	$2,937,888	$1,860,809
Income tax benefit from the exercise of stock options	$1,125,003	$1,549,056	$832,384
Total fair value of stock options vested	$67,343	$—	$1,178,080

Restricted Stock

The following table summarizes restricted stock award activity during the years ended December 31:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Non Vested - December 31, 2005	—	$—
Issued	41,000	24.09
Vested	—	—
Non Vested - December 31, 2006	41,000	$24.09
Issued	20,190	27.38
Vested	(9,450)	24.09
Forfeited	(3,200)	24.09
Non-vested - December 31, 2007	48,540	$25.46

At December 31, 2007, the Company expected 48,540 shares of restricted stock to vest over a weighted-average remaining contractual term of 3.3 years. These shares had an aggregate intrinsic value of $1.3 million at December 31, 2007. The aggregate intrinsic value is calculated using the market value at December 31, 2007 multiplied by the number of non-vested restricted shares outstanding. The income tax benefit from the vesting of restricted stock for the year ended December 31, 2007 was $115,523.

17. QUARTERLY FINANCIAL DATA (Unaudited)

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$63,858,057	$48,370,810	$58,162,778	$62,225,011	$232,616,656
Gross earnings	$23,051,139	$18,693,620	$21,816,801	$25,855,793	$89,417,353
Net earnings	$5,694,624	$4,049,116	$5,334,088	$7,823,154	$22,900,982
Net earnings per share:
Basic	$.49	$.35	$.46	$.68	$1.98
Diluted	$.47	$.34	$.45	$.66	$1.91

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$59,288,211	$45,111,438	$56,084,718	$60,563,120	$221,047,487
Gross earnings	$21,032,890	$17,459,874	$20,600,393	$26,219,783	$85,312,940
Net earnings	$5,309,029	$3,642,292	$5,168,138	$7,736,092	$21,855,551
Net earnings per share:
Basic	$.46	$.31	$.44	$.66	$1.88
Diluted	$.44	$.30	$.43	$.64	$1.81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 9 to the consolidated financial statements, on December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 3, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the internal control over financial reporting of Weyco Group, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.”  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 3, 2008, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 3, 2008

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

/s/ Thomas W. Florsheim, Jr.

Chairman and Chief Executive Officer
March 3, 2008

/s/ John Wittkowske

Senior Vice President and
Chief Financial Officer
March 3, 2008

DIRECTORS
Thomas W. Florsheim	Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman Emeritus	Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary

Robert Feitler	Tina Chang	Cory L. Nettles
Chairman, Executive Committee	Chairman of the Board and Chief Executive Officer, SysLogic, Inc.	Managing Director, Generation Growth Capital, Inc.

Frederick P. Stratton, Jr.
Chairman Emeritus Briggs & Stratton Corporation, Manufacturer of Gasoline Engines

EXECUTIVE OFFICERS

Thomas W. Florsheim, Jr.	John W. Florsheim	Peter S. Grossman
Chairman and Chief Executive Officer	President, Chief Operating Officer and Assistant Secretary	Senior Vice President, and President Nunn Bush Brand and Retail Division

John F. Wittkowske
Senior Vice President, Chief Financial Officer and Secretary

OFFICERS

Judy Anderson	Steele Davidoff	Matthew J. Engerman
Vice President, Finance and Treasurer	Vice President, Licensing	Vice President Sales, Nunn Bush Brand

Brian Flannery	Beverly Goldberg	James G. Kehoe
Vice President, and President Stacy Adams Brand	Vice President Sales, Florsheim Brand	Vice President, Distribution

David McGinnis	Kevin Schiff	George Sotiros
Vice President, and President Florsheim Brand	Vice President Sales, Stacy Adams Brand	Vice President, Information Technology

Tim Then	Allison Woss
Vice President, Retail Division	Vice President, Purchasing

SUPPLEMENTAL INFORMATION

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc.’s 2008 Annual Meeting at 10:00 a.m. on April 29, 2008, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

Stock Exchange

The Company’s Common Stock (symbol WEYS) is listed on the NASDAQ Market System (NMS).

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Company Headquarters

Weyco Group, Inc.
333 W. Estabrook Boulevard
Glendale, WI 53212
414-908-1600
www.weycogroup.com

Other Information

Copies of the Company’s Annual Report to the Securities and Exchange Commission (Form 10-K), its Quarterly Reports to the Securities and Exchange Commission (Form 10-Q’s) and its Code of Business Ethics are available on the Company’s website at www.weycogroup.com. Copies will be furnished without charge to any shareholder (including beneficial owners) upon written or telephone request. Written requests should be sent to Investor Relations, Weyco Group, Inc., P. O. Box 1188, Milwaukee, Wisconsin 53201 or
e-mailed to Investor.Relations@weycogroup.com. Telephone inquiries should be made to (414) 908-1600.