Form 10-K, Exhibit 13
period 2008-12-31
WEYCO GROUP INC
filed 2009-03-12
CIK 106532

Exhibit 13

2008 ANNUAL REPORT

WEYCO Group, Inc.

To Our Shareholders,

Net sales for 2008 were $221 million, down 5% from $233 million last year.  Net earnings were $17 million, as compared with $23 million last year.  Diluted earnings per share for 2008 were $1.45, as compared with $1.91 last year.

The declining economy and challenging retail environment in 2008, particularly in the fourth quarter of the year, significantly impacted our overall annual results.  While our sales volumes held up through the third quarter, our retail and wholesale businesses suffered significant volume losses in the fourth quarter, pulling our annual results down.

Our wholesale net sales volume was down 5% for the year, with our Florsheim and Stacy Adams brands down 12% and 3%, respectively, and our Nunn Bush brand up 1% for the year.

Among our brands, Florsheim suffered the most in this declining economy, as it generally sells at the higher end of the pricing matrix in many of the mid-tier stores where it competes.  As consumers trade down, the higher- priced brands are hurt the most.  While we expect these difficulties to continue in the short term, we remain committed to our long term objective of developing a younger, more casual consumer base for this brand, and we believe that Florsheim will be well-positioned for growth when economic conditions improve.

Our Stacy Adams brand is a moderate-priced fashion brand.  While its reasonable pricing often keeps it in play in a more difficult economy, it relies more than our other brands on sales to smaller independent shoe and apparel retailers, and this trade class has been hit the hardest as the economy has declined.  Over the past several years, however, we have grown our Stacy Adams distribution in department stores and chain stores, and the brand continues to do well in these trade channels.

Nunn Bush was our best performer this year.  With its blend of innovation and relevant styling offered at a moderate price, Nunn Bush has historically been a brand that retailers count on for reliable sell-throughs in difficult times.  We believe that our Nunn Bush brand will continue its solid performance in 2009, as consumers are searching for value in these tough economic times, and Nunn Bush delivers just that.

Licensing revenues for the year were $4.3 million as compared with $4.1 million last year.  Licensee sales of Stacy Adams branded products were down for the year, as independent shoe and apparel retailers who sell these products have struggled in the current retail environment.  However, Stacy Adams licensing revenues increased for the year because at the beginning of 2008, we terminated our agreement with our licensing agent, to whom we previously paid a portion of licensing revenues.  Licensing revenues from the sales of Florsheim branded products in the United States and its footwear overseas were flat.

Sales in our retail division were $29 million in 2008 as compared with $31 million last year, with same store sales down 8% for the year.  The decline can be attributed to the overall downturn in the economy.

Our 2008 earnings from operations were down $9.6 million, of which $7 million was attributable to the wholesale business and $2.8 million was from the retail division, offset slightly by the $200,000 increase in licensing revenues.  The decrease in operating earnings in the wholesale division was due to lower sales volumes and lower gross margins.  The lower wholesale gross margins resulted primarily from higher product costs.  In the retail division, operating earnings were down due to lower volumes coupled with higher selling and administrative costs, principally rent and occupancy costs.

Our balance sheet remains strong, with cash and marketable securities of $57.6 million and $1.25 million of debt as of December 31, 2008.  Our excess of cash and marketable securities over borrowings of $56.3 million is similar to the $56.2 million as of December 31, 2007.  Our strong financial position allows us to continue to make the necessary long-term investments in our brands and to take advantage of opportunities that may develop in this market.

We continue to evaluate ways to best utilize our cash, including continued repurchases of our common stock, increased dividends, and potential acquisitions.  Our Board of Directors recently authorized the repurchase of an additional one million shares of our common stock under our stock repurchase program, bringing the total available to purchase to approximately 1.5 million shares.

In January 2009, we bought a majority interest in a company that subsequently acquired the Florsheim businesses in Australia, Asia Pacific and South Africa, which were formerly licensed to a third party.  Our total cash outlay was approximately $9.8 million.  This acquisition provides us the opportunity to have more control over our brand, grow our business in these regions, and increase the overall profitability of our Company over the long term.

In 2009, we are proceeding with caution and watching our costs, and at the same time, keeping our focus firmly on building our brands and our business for long term success. We thank you for your interest in and support of our Company.

Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman and	President and
Chief Executive Officer	Chief Operating Officer

SELECTED FINANCIAL DATA

	Years Ended December 31,
	(in thousands, except per share amounts)
	2008	2007	2006	2005		2004
Net Sales	$221,432	$232,616	$221,047	$209,469			$223,013

Net Earnings	$17,025	$22,901	$21,856	$19,401			$20,278

Diluted earnings per share	$1.45	$1.91	$1.81	$1.62	*		$1.72	*

Weighted average diluted shares outstanding	11,757	12,013	12,094	11,966	*		11,762	*

Cash dividends per share	$0.53	$0.42	$0.34	$.26 1/2	*	$	. 21 1/2	*

Total assets	$190,640	$190,152	$189,623	$175,498			$156,356

Bank borrowings	$1,250	$550	$10,958	$9,553			$11,360

*Share and per share amounts have been adjusted to reflect the two-for-one stock split distributed to shareholders on April 1, 2005.

	2008			2007
			Cash			Cash
	Price Range		Dividends	Price Range		Dividends
Quarter:	High	Low	Declared	High	Low	Declared
First	$33.68	$25.00	$0.11	$27.08	$22.69	$0.09
Second	$31.28	$24.14	0.14	$28.09	$23.84	0.11
Third	$41.99	$25.81	0.14	$34.31	$23.70	0.11
Fourth	$34.70	$23.82	0.14	$33.46	$24.66	0.11
			$0.53			$0.42

There are 243 holders of record of the Company's common stock as of March 2, 2009.

The stock prices shown above are the high and low actual trades on the NASDAQ Stock Market for the calendar periods indicated.

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

OVERVIEW

The Company is a distributor of men’s casual, dress and fashion shoes.  The principal brands of shoes sold by the Company are “Florsheim,” “Nunn Bush,” and “Stacy Adams.” Inventory is purchased from third-party overseas manufacturers.  The majority of foreign-sourced purchases are denominated in U.S. dollars. In the wholesale division, the Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe.  The Company also has a retail division consisting of 36 Company-owned retail stores in the United States, two in Europe, and an Internet business.  Sales in retail outlets are made directly to consumers by Company employees.  The Company also has licensing agreements with third parties that sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. As such, the Company’s results are primarily affected by the economic conditions and the retail environment in the United States.

Consolidated net sales were $221.4 million for 2008, compared with $232.6 million and $221.0 million in 2007 and 2006, respectively.  Net earnings were $17.0 million in 2008, compared with $22.9 million and $21.9 million in 2007 and 2006, respectively.  Diluted earnings per share were $1.45 for 2008, compared with $1.91 and $1.81 in 2007 and 2006, respectively.

The lower results in 2008 reflect lower sales volumes and lower gross margins, which primarily resulted from the downturn in the economy and the unfavorable retail environment in the fourth quarter of 2008. Consolidated net sales through the third quarter of 2008 were up slightly, with wholesale sales up 1% and retail sales down 2%.  However, in the fourth quarter of 2008, the Company experienced sales volume losses across all of its brands and in its retail business, as consumer spending declined and retailers reduced their inventory positions.  Additionally, credit issues in the retail industry became more pronounced, causing the Company to reduce, or in some cases, cease its shipments to a number of retailers.

The sales growth in 2007, as compared with 2006, was largely due to the addition of the Florsheim wholesale business in Canada at the beginning of 2007.  Prior to January 1, 2007, Florsheim footwear was distributed in Canada by a third party licensee.  That license arrangement terminated December 31, 2006, and since then the Company has been operating its own Florsheim wholesale business in Canada, consolidating it with its Nunn Bush Canadian business.

The Company’s balance sheet remains strong.  Cash and marketable securities were $57.6 million at the end of 2008 compared with $56.8 million at the end of 2007.  Borrowings under the Company’s revolving line of credit were $1.25 million at December 31, 2008, compared with $550,000 at December 31, 2007.  The Company’s excess of cash and marketable securities over borrowings was $56.3 million at December 31, 2008 as compared with $56.2 million at December 31, 2007.

In January 2009, the Company bought a majority interest in a company that subsequently acquired the Florsheim wholesale and retail businesses in Australia, Asia Pacific and South Africa, which were formerly licensed to a third party.  The Company’s equity investment and loans to the acquiring company totaled approximately $9.8 million.  The Company’s 2008 licensing revenue from this licensee was approximately $1.1 million.  Management believes this acquisition provides the opportunity to further develop the Florsheim business, present a more unified brand image worldwide, and increase the overall profitability of the Company over the long term. See Note 17 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

2008 vs. 2007

Wholesale Division Net Sales

Net sales in the Company’s wholesale division for the years ended December 31, 2008 and 2007 were as follows:

	Wholesale Division Net Sales
	Years ended December 31,
	2008	2007	% Change
	(Dollars in thousands)
North American Sales
Stacy Adams	$55,470	$57,444	-3%
Nunn Bush	69,367	68,644	1%
Florsheim	58,043	66,232	-12%
Foreign Sales	5,355	5,062	6%
Total Wholesale	$188,235	$197,382	-5%
Licensing	4,284	4,087	5%
Total Wholesale Division	$192,519	$201,469	-4%

During the fourth quarter of 2008, all three of the Company’s brands suffered sales volume losses due to the downturn in the economy, which had a significant impact on the annual performance of each brand.  In addition, the current year decrease in Stacy Adams’ net sales reflects lower sales throughout the year to independent shoe and apparel retailers.  Stacy Adams relies on sales to smaller independent shoe and apparel retailers more than the Company’s other brands, and this trade class has struggled in the retail environment over the past several years.  In response to this trend, the Company has grown its Stacy Adams distribution with department stores and chain stores, which offsets a portion of the loss in volume with the independent retailers.  Nunn Bush outperformed the Company’s other two brands this year from a sales volume standpoint, primarily due to its strong position in the mid-tier market, which benefited from consumers moving away from higher-priced products.   The Company’s Florsheim brand experienced the opposite impact of this consumer behavior, and its net sales decreased, as it is priced at the higher end of the pricing matrix in many of the mid-tier stores.

Overall licensing revenues increased in 2008.  Licensing revenues result from licensee sales of Stacy Adams and Florsheim branded products in the United States, and Florsheim footwear overseas.  Licensee sales of Stacy Adams branded products decreased in 2008, as independent footwear and apparel retailers, who are an important trade class for Stacy Adams branded products, have struggled in the retail environment over the past several years.  However, Stacy Adams licensing revenues increased in 2008, as the Company terminated its agreement with its licensing agent, to whom it had previously paid a portion of the licensing revenues.  The services performed by the licensing agent are now handled in-house and the related costs are included in selling and administrative expenses and offset a portion of the licensing revenues.  Licensing revenues from the sale of Florsheim branded products and footwear were flat in 2008 compared with 2007.

Retail Division Net Sales

In 2008, retail net sales were $28.9 million, down 7% from $31.1 million in 2007.  The decrease results from the general pullback in consumer spending during the poor economic climate in the latter part of 2008.  During 2008, the Company closed two stores in the United States and closed another store in the first week of January 2009.  These three stores generated approximately $2.6 million in sales in 2008. In 2007, the Company opened five new stores and closed one store in the United States, and closed two stores in Europe.  Same store sales in 2008 decreased 8% compared with 2007.  Stores are included in same store sales beginning in the store’s 13th month of operations after its grand opening.

Gross Earnings and Cost of Sales

Overall gross earnings as a percent of net sales were 36.6% in 2008 and 38.4% in 2007. Wholesale gross earnings as a percent of net sales were 30.7% in 2008 compared with 32.8% in 2007.  The decrease was principally due to higher product costs.  Retail gross earnings as a percent of net sales were 65.7%, down 70 basis points from 66.4% in 2007, primarily due to the challenging retail environment in 2008.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs).  The Company’s distribution costs for the years ended December 31, 2008 and 2007 were $7.8 million and $7.3 million, respectively. These costs were included in selling and administrative expenses.  Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

Selling and Administrative Expenses

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  In 2008, the Company’s overall selling and administrative expenses were 25.6% of net sales compared with 23.8% in 2007.  Wholesale selling and administrative expenses were up $200,000 in 2008 compared with 2007.  While bad debt expense was up $680,000 in 2008 due to the bankruptcy filings of several of the Company’s accounts, salary expense and wholesale salesmen’s commissions were down in 2008.  Wholesale selling and administrative expenses as a percent of net wholesale sales were 20.9% in 2008 compared with 19.9% in 2007, which reflects the fixed nature of the majority of the Company’s wholesale expenses.  Retail selling and administrative expenses were 59.6% of net sales in 2008 compared with 51.7% in 2007.  This increase was due partially to higher operating expenses, particularly rent and occupancy costs.  Also, the reduced volume in 2008 did not cause a corresponding decrease in retail operating costs, as many of these costs are fixed.

Interest and Taxes

The majority of the Company’s interest income is from its investments in marketable securities.  Interest income for 2008 was down $143,000 compared with 2007.  In 2008, interest expense was down $291,000 compared with 2007 due to lower average borrowings in 2008.

The effective tax rate for 2008 was 35.6% compared with 36.3% in 2007.  The 2008 decrease primarily resulted from higher interest income earned on municipal bonds relative to taxable income in 2008.

2007 vs. 2006

Wholesale Division Net Sales

Net sales in the Company’s wholesale division for the years ended December 31, 2007 and 2006 were as follows:

	Wholesale Division Net Sales
	Years ended December 31,
	2007	2006	% Change
	(Dollars in thousands)
North American Sales
Stacy Adams	$57,444	$54,540	5%
Nunn Bush	68,644	70,148	-2%
Florsheim	66,232	58,017	14%
Foreign Sales	5,062	4,444	14%
Total Wholesale	$197,382	$187,149	5%
Licensing	4,087	4,135	-1%
Total Wholesale Division	$201,469	$191,284	5%

The increase in the Stacy Adams brand in 2007 was attributable to good performance in the national shoe chain and department store sectors.  The decrease in the Nunn Bush brand net sales was due to soft sales in Canada.  Net sales in the United States were flat in 2007, despite the residual impact of the loss of business with one of the Company’s significant customers following its acquisition by another retailer.  The Company was able to replace that business through increased sales to other department stores.  Net sales of the Florsheim brand in 2007 included $5.7 million of Florsheim sales in Canada.  As discussed above, the Company began to operate its own wholesale business in Canada on January 1, 2007.  In the United States, Florsheim net sales were up 4% in 2007 compared to 2006.

Licensing revenues for Stacy Adams apparel and accessories were down for 2007 as independent clothing retailers that sell these products struggled.  Licensing revenues for Florsheim footwear and accessories were negatively impacted by the absence in 2007 of Canadian royalties due to the previously mentioned change in distribution in Canada.  Those decreases were offset, however, by increases in licensing revenues from other Florsheim licensees.

Retail Division Net Sales

Retail net sales in 2007 climbed 5% to $31.1 million from $29.8 million in 2006. The increase was primarily attributable to five new stores in 2007 and four that were opened in the second half of 2006.  The Company closed one store in the United States and two in Europe in 2007 and none in 2006.  In 2007, same store sales increased 1.5% over 2006.  Stores are included in same store sales beginning in the store’s 13th month of operations after its grand opening.

Gross Earnings and Cost of Sales

Overall gross earnings as a percent of net sales were 38.4% in 2007 and 38.6% in 2006. Wholesale gross earnings as a percent of net sales in 2007 were down 20 basis points compared with 2006 while retail margins were flat between years.

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs).  The Company’s distribution costs for the years ended December 31, 2007 and 2006 were $7.3 million and $7.0 million, respectively. These costs were included in selling and administrative expenses.  Therefore, the Company’s gross earnings may not be comparable to other companies, as some companies may include distribution costs in cost of sales.

Selling and Administrative Expenses

The Company’s selling and administrative expenses include, and are primarily related to, distribution costs, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.  In 2007, the Company’s overall selling and administrative expenses were 23.8% of net sales compared with 23.5% in 2006.  Wholesale selling and administrative expenses as a percent of net wholesale sales were flat in comparison to 2006 at 19.9%.  Retail selling and administrative expenses were 51.7% of net sales in 2007 compared with 49.2% in 2006.  The increase in retail expenses as a percent of sales was caused by higher expenses in relation to sales in new stores and increased costs associated with lease renewals at existing stores.

Interest and Taxes

Interest income in 2007 was up $218,000 from 2006 due to increased investments in marketable securities and higher interest rates.  Interest expense was down $256,000 in 2007 compared with 2006.   The decrease was the result of lower short-term borrowings in 2007 compared with 2006.

The effective tax rate for 2007 was 36.3% compared with 37.2% in 2006.  The lower rate in 2007 resulted from higher interest income earned on municipal bonds and lower state taxes, which decreased the Company’s effective tax rate.

LIQUIDITY & CAPITAL RESOURCES

The Company’s primary source of liquidity is its cash and short-term marketable securities, which aggregated $18.1 million at December 31, 2008 and $13.5 million at December 31, 2007.  During 2008, the Company’s primary source of cash was from operations, as well as the net proceeds from maturities of marketable securities while its primary uses of cash were the purchases of the Company’s common stock and dividend payments.

The Company generated $15.7 million in cash from operating activities in 2008, compared with $24.2 million and $9.6 million in 2007 and 2006, respectively.  Fluctuations in net cash from operating activities have resulted mainly from changes in net earnings and operating assets and liabilities, specifically yearend accounts receivable and inventory balances.  The changes in accounts receivable balances reflect fluctuations in sales volume. Yearend inventory balances fluctuate as the Company’s inventory requirements and projections change.  The Company’s capital expenditures were $2.2 million, $2.7 million and $3.2 million in 2008, 2007 and 2006, respectively.  Capital expenditures are expected to be approximately $1.0 million in 2009.

Cash dividends paid were $5.7 million, $4.7 million and $3.7 million in 2008, 2007 and 2006, respectively, as the Company’s Board of Directors has consistently increased dividends per share each year.

The Company continues to repurchase its common stock under its share repurchase program when the Company believes market conditions are favorable.  In 2008, the Company repurchased 413,325 shares for a total cost of $11.5 million.  In February 2009, the Company’s Board of Directors authorized the repurchase of an additional 1.0 million shares of its common stock under its repurchase program, bringing the total available to purchase to approximately 1.5 million shares.

As of December 31, 2008, the Company had a total of $50 million available under its revolving line of credit, of which total borrowings were only $1.25 million.  This facility includes a minimum net worth covenant, with which the Company was in compliance at  December 31, 2008.  The facility expires April 30, 2009, and the Company intends to extend it an additional year at that time.

On July 1, 2007, all of the Company’s Class B common stock converted, one-for-one, into the Company’s common stock.  As a result, the Company currently does not have any Class B common stock outstanding.

The Company believes that available cash and marketable securities, cash provided by operations, and available borrowing facilities will provide adequate support for the cash needs of the business in 2009.

Off-Balance Sheet Arrangements
The Company does not utilize any special purpose entities or other off-balance sheet arrangements.

Commitments
The Company’s significant contractual obligations are its bank borrowings, its supplemental pension plan, and its operating leases, which are discussed further in the Notes to Consolidated Financial Statements.  The Company also has significant obligations to purchase inventory.  The bank borrowings and pension obligations are recorded on the Company’s Consolidated Balance Sheets.  Future obligations under operating leases are disclosed in Note 11 of the Notes to Consolidated Financial Statements.  The table below provides summary information about these obligations as of December 31, 2008.

	Payments Due by Period (in 000's)
		Less Than			More Than
	Total	a Year	1 - 3 Years	3 - 5 Years	5 Years
Bank borrowings	$1,250	$1,250	$-	$-	$-
Pension obligations	7,052	350	690	674	5,338
Operating leases	28,185	3,886	7,242	7,136	9,921
Purchase obligations*	25,406	25,406	-	-	-
Total	$61,893	$30,892	$7,932	$7,810	$15,259

* Purchase obligations relate entirely to commitments to purchase inventory.

Future interest payments on bank borrowings are not included in the above table as they have variable rates of interest.  Interest payments on bank borrowings in 2008 were $62,000.

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

Sales Returns, Sale Allowances and Doubtful Accounts
The Company records reserves for sales returns, for sales allowances and for accounts receivable balances that will ultimately not be collected. The reserves are based on such factors as specific customer situations, historical experience, a review of the current aging status of customer receivables and current and expected economic conditions.  The reserve for doubtful accounts includes a specific reserve for accounts identified as potentially uncollectible, plus an additional reserve for the balance of accounts.  The Company evaluates the reserves and the estimation process at least quarterly and makes adjustments when appropriate.  Historically, losses have been within the Company’s expectations.  Changes in these reserves may be required if actual returns, discounts and bad debt activity varies from the original estimates.  These changes could impact the Company’s results of operations, financial position and cash flows.

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

Discount Rate – Pension expense and projected benefit obligation both increase as the discount rate is reduced.  The actuarial valuation used a discount rate of 6.20% at December 31, 2008, 6.55% at December 31, 2007, and 5.90% at December 31, 2006.  This rate was based on the plan’s projected cash flows.  This method, known as the cash flow matching method, discounts each year’s projected cash flows at the associated spot interest rate back to the measurement date.  A 0.5% decrease in the discount rate would increase annual pension expense and the projected benefit obligation by approximately $253,000 and $2.3 million, respectively.

Expected Rate of Return - Pension expense increases as the expected rate of return on pension plan assets decreases.  In estimating the expected return on plan assets, the Company considers the historical returns on plan assets and future expectations of asset returns.  The Company utilized an expected rate of return on plan assets of 8.0% in 2008, 2007 and 2006.  This rate was based on the Company’s long-term investment policy of equity securities: 20% - 80%; fixed income securities: 20% - 80%; and other, principally cash:  0% - 20%.  A 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $96,000.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”.  See Note 2 of the Notes to Consolidated Financial Statements.

In February 2008, the FASB issued Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis.  See Note 2 of the Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in foreign exchange and interest rates.  To reduce the risk from changes in foreign exchange rates, the Company selectively uses forward exchange contracts.  The Company does not hold or issue financial instruments for trading purposes.  The Company does not have significant market risk on its marketable securities as those investments consist of high-grade securities and are held to maturity.  The Company has reviewed its portfolio of investments as of December 31, 2008 and has determined that no other-than-temporary market value impairment exists.

Foreign Currency

The Company’s earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies, primarily as a result of the sale of product to Canadian customers.  Forward exchange contracts are used to partially hedge against the earnings effects of such fluctuations.  Based on the Company’s Canadian derivative instruments outstanding as of December 31, 2008, a 10% change in the Canadian exchange rate would not have a material effect on the Company’s financial position, results of operations or cash flows.

Interest Rates

The Company is exposed to interest rate fluctuations on borrowings under its revolving line of credit.  As of December 31, 2008, there was $1.25 million of outstanding borrowings at an average interest rate of 2.29%. The interest expense related to the 2008 outstanding borrowings was $62,000.  A 10% increase in the Company’s weighted average interest rate on borrowings would not have a material effect on the Company’s financial position, results of operations or cash flows.

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands, except per share amounts)

Net Sales	$221,432	$232,616	$221,047
Cost of Sales	140,294	143,199	135,734
Gross earnings	81,138	89,417	85,313

Selling and administrative expenses	56,639	55,285	51,869
Earnings from operations	24,499	34,132	33,444

Interest income	2,016	2,159	1,941
Interest expense	(62)	(353)	(608)
Other income and expense, net	(21)	25	14

Earnings before provision for income taxes	26,432	35,963	34,791

Provision for income taxes	9,407	13,062	12,935

Net earnings	$17,025	$22,901	$21,856

Basic earnings per share	$1.49	$1.98	$1.88
Diluted earnings per share	$1.45	$1.91	$1.81

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS December 31, 2008 and 2007

	2008	2007
	(Dollars in thousands)
ASSETS:
Cash and cash equivalents	$11,486	$7,859
Marketable securities, at amortized cost	6,623	5,604
Accounts receivable, less reserves of $3,180 and $3,172, respectively	29,873	35,965
Accrued income tax receivable	2,226	-
Inventories	47,012	44,632
Deferred income tax benefits	579	475
Prepaid expenses and other current assets	3,678	3,301
Total current assets	101,477	97,836

Marketable securities, at amortized cost	39,447	43,331
Deferred income tax benefits	736	-
Other assets	10,069	9,440
Property, plant and equipment	28,043	28,677
Trademark	10,868	10,868
Total assets	$190,640	$190,152

LIABILITIES & SHAREHOLDERS' INVESTMENT:
Short-term borrowings	$1,250	$550
Accounts payable	7,494	10,541
Dividend payable	1,589	1,270
Accrued liabilities:
Wages, salaries and commissions	1,772	2,254
Taxes other than income taxes	750	725
Other	3,968	5,047
Accrued income taxes	-	716
Total current liabilities	16,823	21,103

Long-term pension liability	15,160	6,043
Deferred income tax liabilities	-	2,248

Shareholders' investment:
Common stock, $1.00 par value, authorized 20,000,000 shares in 2008 and 2007, issued and outstanding 11,353,121 shares in 2008 and 11,534,059 shares in 2007	11,353	11,534
Capital in excess of par value	15,203	10,788
Reinvested earnings	142,617	142,775
Accumulated other comprehensive loss	(10,516)	(4,339)
Total shareholders' investment	158,657	160,758
Total liabilities and shareholders' investment	$190,640	$190,152

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT   For the years ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

			Capital in		Accumulated Other
	Common	Class B	Excess of Par	Reinvested	Comprehensive	Comprehensive
	Stock	Common Stock	Value	Earnings	Income/(Loss)	Income
Balance, December 31, 2005	$8,979	$2,595	$3,438	$121,335	$222
Comprehensive Income:
Net earnings	-	-	-	21,856	-	$21,856
Foreign currency translation adjustments	-	-	-	-	217	217
Minimum pension liability (net of tax of $92)	-	-	-	-	(145)	(145)
Total Comprehensive Income	-	-	-	-	-	$21,928

Cash dividends declared ($.34 per share)	-	-	-	(3,962)	-
Conversions of Class B common stock to common stock	10	(10)	-	-	-
Stock options exercised	333	-	2,605	-	-
Issuance of restricted stock	41	-	(41)	-	-
Stock-based compensation expense	-	-	25	-	-
Income tax benefit from stock options exercised	-	-	1,549	-	-
Shares purchased and retired	(234)	-	-	(4,964)	-
Adjustments to initially apply SFAS No. 158, net of tax	-	-	-	-	(5,676)
Balance, December 31, 2006	$9,129	$2,585	$7,576	$134,265	$(5,382)
Comprehensive Income:
Net earnings	-	-	-	22,901	-	$22,901
Foreign currency translation adjustments	-	-	-	-	(92)	(92)
Pension liability adjustment (net of tax of $726)	-	-	-	-	1,135	1,135
Total Comprehensive Income	-	-	-	-	-	$23,944

Cash dividends declared ($.42 per share)	-	-	-	(4,872)	-
Conversions of Class B common stock to common stock	2,585	(2,585)	-	-	-
Stock options exercised	182	-	1,672	-	-
Issuance of restricted stock	20	-	(20)	-	-
Restricted stock forfeited	(3)		3
Stock-based compensation expense	-	-	316	-	-
Income tax benefit from stock options exercised and vesting of restricted stock	-	-	1,241	-	-
Shares purchased and retired	(379)	-	-	(9,546)	-
Adjustments to initially apply FIN 48	-	-	-	27	-
Balance, December 31, 2007	$11,534	$-	$10,788	$142,775	$(4,339)
Comprehensive Income:
Net earnings	-	-	-	17,025	-	$17,025
Foreign currency translation adjustments	-	-	-	-	(665)	(665)
Pension liability adjustment (net of tax of $3,524)	-	-	-	-	(5,512)	(5,512)
Total Comprehensive Income	-	-	-	-	-	$10,848

Cash dividends declared ($.53 per share)	-	-	-	(6,057)	-
Stock options exercised	213	-	1,978	-	-
Issuance of restricted stock	20	-	(20)	-	-
Restricted stock forfeited	(1)		1
Stock-based compensation expense	-	-	609	-	-
Income tax benefit from stock options exercised and vesting of restricted stock	-	-	1,847	-	-
Shares purchased and retired	(413)	-	-	(11,126)	-
Balance, December 31, 2008	$11,353	$-	$15,203	$142,617	$(10,516)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$17,025	$22,901	$21,856
Adjustments to reconcile net earnings to net cash provided by operating activities -
Depreciation	2,631	2,484	2,206
Amortization	114	90	75
Deferred income taxes	436	80	518
Stock-based compensation	609	316	25
Pension contribution	(1,000)	-	(1,000)
Pension expense	1,378	1,359	1,185
Loss (gain) on sale of assets	141	(15)	(1)
Increase in cash surrender value of life insurance	(566)	(681)	(643)
Change in operating assets and liabilities -
Accounts receivable	6,092	(5,323)	(2,798)
Inventories	(2,380)	6,369	(12,452)
Prepaids and other current assets	(348)	(1,555)	(294)
Accounts payable	(3,047)	(1,858)	176
Accrued liabilities and other	(2,400)	(685)	1,909
Accrued income taxes	(2,941)	670	(1,149)
Net cash provided by operating activities	15,744	24,152	9,613

CASH FLOWS FROM INVESTING ACTIVITIES:
Life insurance premiums paid	(155)	-	-
Purchase of marketable securities	(3,069)	(8,406)	(17,814)
Proceeds from maturities of marketable securities	5,820	1,343	6,942
Purchase of property, plant and equipment	(2,178)	(2,727)	(3,186)
Proceeds from sales of property, plant and equipment	4	77	2
Net cash provided by (used for) investing activities	422	(9,713)	(14,056)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid	(5,738)	(4,656)	(3,718)
Shares purchased and retired	(11,539)	(9,924)	(5,198)
Proceeds from stock options exercised	2,191	1,853	2,938
Net borrowings (repayments) under revolving credit agreement	700	(10,408)	1,405
Income tax benefits from share-based compensation	1,847	1,241	1,549
Net cash used for financing activities	(12,539)	(21,894)	(3,024)

Net increase (decrease) in cash and cash equivalents	$3,627	$(7,455)	$(7,467)

CASH AND CASH EQUIVALENTS at beginning of year	7,859	15,314	22,781

CASH AND CASH EQUIVALENTS at end of year	$11,486	$7,859	$15,314

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net of refunds	$9,996	$10,901	$11,797
Interest paid	$62	$400	$576

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2008, 2007 and 2006

1. NATURE OF OPERATIONS

Weyco Group, Inc. is a U.S.-based distributor of men’s branded footwear. The Company’s principal brands include “Florsheim”, “Nunn Bush” and “Stacy Adams.” Inventory is purchased from third-party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. In the wholesale division, the Company’s products are sold to shoe specialty stores, department stores and clothing retailers primarily in North America, with some distribution in Europe. The Company also has licensing agreements with third parties who sell its branded shoes overseas, as well as licensing agreements with apparel and accessory manufacturers in the United States. In addition, the Company also operates a retail division which consists of 36 Company-owned retail stores in the United States, two in Europe, and an Internet business. See Note 17 regarding a subsequent transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and include all of the Company’s subsidiaries.

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

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2008 and 2007, the Company’s cash and cash equivalents included investments in tax free money market accounts and cash deposits at various banks.

Inventories - Inventories are valued at cost, which is not in excess of market. Substantially all inventories are determined on a last-in, first-out (LIFO) basis. Inventory costs include the cost of shoes purchased from third-party manufacturers, as well as related freight and duty costs. The Company takes title to product at the time of shipping. See Note 5.

Property, Plant and Equipment and Depreciation - Property, plant and equipment are stated at cost. Plant and equipment are depreciated using primarily the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 3 to 10 years; furniture and fixtures, 5 to 7 years.

Impairment of Long-Lived Assets - Property, plant and equipment and other long-term assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company’s trademark is accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, indefinite lived intangible assets are not amortized; however, they must be tested for impairment at least annually. For long lived assets, if the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets being reviewed for impairment, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of any of the Company’s long-lived assets or indefinite lived assets in fiscal 2008, 2007, or 2006.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the basis of assets and liabilities for income tax and financial reporting purposes. See Note 10.

Revenue Recognition - Revenue from the sale of product is recognized when title and risk of loss transfers to the customer and the customer is obligated to pay the Company. Sales to independent dealers are recorded at the time of shipment to those dealers. Sales through Company-owned retail outlets are recorded at the time of delivery to retail customers. All product sales are recorded net of estimated allowances for returns and discounts. Revenue from third-party licensing agreements is recognized in the period earned. Licensing revenues were $4.3 million in 2008 and $4.1 million in each of 2007 and 2006.

Shipping and Handling Fees - The Company classifies shipping and handling fees billed to customers as revenues. The related shipping and handling expenses incurred by the Company are included in selling and administrative expenses and totaled $1.4 million for each of 2008 and 2007 and $1.1 million for 2006.

Cost of Sales – The Company’s cost of sales includes the cost of products and inbound freight and duty costs.

Selling and Administrative Expenses – Selling and administrative expenses primarily include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection and warehousing costs), rent and depreciation. Distribution costs included in selling and administrative expenses in 2008, 2007 and 2006 were $7.8 million, $7.3 million and $7.0 million, respectively.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising costs were $7.5 million, $7.6 million and $7.7 million in 2008, 2007 and 2006, respectively. All advertising expenses are included in selling and administrative expenses with the exception of co-op advertising expenses which are recorded as a reduction of net sales. Co-op advertising expenses, which are included in the above totals, reduced net sales by $3.4 million, $3.0 million and $3.3 million for 2008, 2007 and 2006, respectively.

Foreign Currency Translation - Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at fiscal yearend. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders’ Investment.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of options to purchase common stock. Diluted earnings per share includes any dilutive effects of options to purchase common stock. See Note 13.

Comprehensive Income - Comprehensive Income includes net earnings and changes in Accumulated Other Comprehensive Income (Loss). The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment. The components of Accumulated Other Comprehensive Loss as recorded on the accompanying Consolidated Balance Sheets were as follows:

	2008	2007
	(Dollars in thousands)
Foreign currency translation adjustments	$(319)	$346
Pension liability, net of tax	(10,197)	(4,685)
Total accumulated other comprehensive loss	$(10,516)	$(4,339)

Stock-Based Compensation - At December 31, 2008, the Company has two stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123(R), “Share-Based Payment.”

Recent Accounting Pronouncements – In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” (SFAS 160). SFAS 141(R) establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 160 will change the accounting and reporting for noncontrolling interests, sometimes called minority interests. SFAS 160 changes the way the consolidated income statement is presented, clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS 141(R) and SFAS 160 apply prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, the Company’s January 23, 2009 majority interest acquisition of its Australia, Asia Pacific and South Africa licensees will be accounted for under these new standards in fiscal 2009. See Note 17.

In February 2008, the FASB issued Staff Position (FSP) No. 157-2, “Effective Date of FASB Statement No. 157,” (FSP 157-2) which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and liabilities. FSP 157-2 is effective for the Company beginning January 1, 2009. The Company does not expect the adoption of FSP 157-2 to have a material impact on the Company’s consolidated financial statements. See Note 3.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which provides a single definition of fair value and a common framework for measuring fair value, as well as new disclosure requirements for fair value measurements used in financial statements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements. The SFAS 157 requirements for certain non-financial assets and liabilities have been deferred until January 1, 2009 for the Company in accordance with FSP 157-2 (see Note 2). Although the implementation of SFAS 157 had no impact on the Company’s consolidated financial statements as of December 31, 2008, it does result in expanded disclosures regarding fair value measurements as discussed below and in Note 4. SFAS 157 also establishes a three-level hierarchy for fair value measurements based upon the sources of data and assumptions used to develop the fair value measurements. The three hierarchy levels are broken down as follows:

Level 1 - unadjusted quoted market prices in active markets for identical assets or liabilities that are publicly accessible.

Level 2 - quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs that reflect the Company’s assumptions, consistent with reasonably available assumptions made by other market participants.

The carrying amounts of all short-term financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value disclosures of marketable securities are level 2 valuations as defined by SFAS 157, consisting of quoted prices for identical or similar assets in markets that are not active. See Note 4. The carrying amount of short-term borrowings approximates fair value as it bears interest at current market rates.

4. INVESTMENTS

All of the Company’s investments are classified as held-to-maturity securities and reported at amortized cost pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as the Company has the intent and ability to hold all security investments to maturity.

Below is a summary of the amortized cost and estimated market values of investment securities as of December 31, 2008 and 2007. The estimated market values provided are level 2 valuations as defined by SFAS 157. See Note 3.

	2008		2007
		Market	Amortized	Market
	Amortized Cost	Value	Cost	Value
	(Dollars in thousands)
Municipal bonds:
Current	$6,623	$6,667	$5,604	$5,615
Due from one through five years	24,020	24,072	20,554	20,732
Due from five through ten years	15,427	15,486	22,777	23,082
Total	$46,070	$46,225	$48,935	$49,429

The unrealized gains and losses on investment securities at December 31, 2008 and 2007 were:

	2008		2007
	Unrealized	Unrealized	Unrealized	Unrealized
	Gains	Losses	Gains	Losses
	(Dollars in thousands)
Municipal bonds	$523	$368	$531	$37

The Company has reviewed its portfolio of investments as of December 31, 2008 and has determined that no other-than-temporary market value impairment exists.

5. INVENTORIES

At December 31, 2008 and 2007, inventories consisted of:

	2008	2007
	(Dollars in thousands)
Finished shoes	$61,955	$57,826
LIFO reserve	(14,943)	(13,194)
Total inventories	$47,012	$44,632

Finished shoes included inventory in-transit of $13.6 million and $14.6 million as of December 31, 2008 and 2007, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2008 and 2007, property, plant and equipment consisted of:

	2008	2007
	(Dollars in thousands)
Land and land improvements	$2,693	$2,684
Buildings and improvements	19,719	19,719
Machinery and equipment	16,766	16,031
Retail fixtures and leasehold improvements	9,478	8,453
Construction in progress	-	508
Property, plant and equipment	48,656	47,395
Less: Accumulated depreciation	(20,613)	(18,718)
Property, plant and equipment, net	$28,043	$28,677

7. OTHER ASSETS

Other assets included the following amounts at December 31, 2008 and 2007:

	2008	2007
	(Dollars in thousands)
Pension asset (See Note 9)	$-	$63
Cash surrender value of life insurance	10,039	9,317
Other	30	60
Total other assets	$10,069	$9,440

8. SHORT-TERM BORROWINGS

At December 31, 2008, the Company had a 364-day $50 million unsecured revolving line of credit with a bank expiring April 30, 2009. The line of credit allows for the issuance of up to $25 million in non-rated commercial paper at market interest rates and additional bank borrowings at a rate of LIBOR plus 150 basis points. The line of credit includes a minimum net worth covenant. As of December 31, 2008, the Company was in compliance with the covenant. Outstanding borrowings under the line of credit at December 31, 2008 consisted of $1.25 million of commercial paper with an average interest rate of 2.29%. At December 31, 2007, outstanding borrowings under the $50 million line of credit were $550,000 with an average interest rate of 5.17%.

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

The Company follows SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158), which requires employers to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur as a component of comprehensive income. In addition, SFAS No. 158 requires employers to measure the funded status of its plans as of the date of its yearend statement of financial position. SFAS No. 158 also requires additional disclosures regarding amounts included in accumulated other comprehensive income (loss).

The Company has historically and will continue to use a yearend measurement date for all of its pension plans.

The Company’s pension plan’s weighted average asset allocation at December 31, 2008 and 2007, by asset category, was as follows:

	Plan Assets at December 31,
	2008	2007
Asset Category:
Equity Securities	44%	52%
Fixed Income Securities	44%	42%
Other	12%	6%
Total	100%	100%

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

Assumptions used in determining the funded status at December 31, 2008 and 2007 were:

	2008	2007
Discount rate	6.20%	6.55%
Rate of compensation increase	4.5%	4.5%

The following is a reconciliation of the change in benefit obligation and plan assets of both the defined benefit pension plan and the unfunded supplemental pension plan for the years ended December 31, 2008 and 2007:

	Defined Benefit Pension Plan		Supplemental Pension Plan
	2008	2007	2008	2007
	(Dollars in thousands)
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$25,944	$27,664	$6,369	$5,527
Service cost	717	777	142	104
Interest cost	1,645	1,588	407	315
Actuarial (gain) loss	1,587	(2,666)	343	627
Benefits paid	(1,413)	(1,419)	(209)	(204)
Projected benefit obligation, end of year	$28,480	$25,944	$7,052	$6,369
Change in plan assets
Fair value of plan assets, beginning of year	26,007	26,180	-	-
Actual return on plan assets	(5,522)	1,296	-	-
Administrative expenses	(50)	(50)	-	-
Contributions	1,000	-	209	204
Benefits paid	(1,413)	(1,419)	(209)	(204)
Fair value of plan assets, end of year	$20,022	$26,007	$-	$-
Funded status of plan	$(8,458)	$63	$(7,052)	$(6,369)
Amounts recognized in the balance sheets consist of:
Other assets	$-	$63	$-	$-
Accrued liabilities – other	-	-	(350)	(326)
Long-term pension liability	(8,458)	-	(6,702)	(6,043)
Net amount recognized	$(8,458)	$63	$(7,052)	$(6,369)
Amounts recognized in accumulated other comprehensive loss consist of:
Accumulated loss, net of income tax benefit of $5,529, $2,056, $781, and $691, respectively	$8,648	$3,216	$1,222	$1,082

Prior service cost, net of income tax benefit of $29, $43, $180 and $205, respectively	46	68	281	319
Net amount recognized	$8,694	$3,284	$1,503	$1,401

The accumulated benefit obligation for the defined benefit pension plan and the supplemental pension plan was $25.3 million and $6.1 million, respectively, at December 31, 2008 and $23.3 million and $5.3 million, respectively, at December 31, 2007.

Assumptions used in determining net periodic pension cost for the years ended December 31, 2008, 2007 and 2006 were:

	2008	2007	2006
Discount rate	6.55%	5.90%	5.65%
Rate of compensation increase	4.5%	4.5%	4.5%
Long-term rate of return on plan assets	8.0%	8.0%	8.0%

The components of net periodic pension cost for the years ended December 31, 2008, 2007 and 2006, were:

	2008	2007	2006
	(Dollars in thousands)
Benefits earned during the period	$859	$882	$864
Interest cost on projected benefit obligation	2,052	1,902	1,702
Expected return on plan assets	(2,011)	(2,053)	(1,912)
Net amortization and deferral	478	628	531
Net pension expense	$1,378	$1,359	$1,185

The Company expects to recognize $1.2 million of amortization of unrecognized loss and $100,000 of amortization of prior service cost as components of net periodic benefit cost in 2009, which are included in accumulated other comprehensive loss at December 31, 2008.

The Company does not expect to make a contribution to its defined benefit retirement plan in 2009.

Projected benefit payments for the plans as of December 31, 2008 were estimated as follows:

	Defined Benefit	Supplemental
	Pension Plan	Pension Plan
	(Dollars in thousands)
2009	$1,648	$350
2010	$1,631	$347
2011	$1,616	$343
2012	$1,658	$339
2013	$1,677	$335
2014-2018	$8,859	$1,711

The Company also has a defined contribution plan covering substantially all employees. The Company contributed approximately $200,000 to the plan in 2008, 2007 and 2006.

10. INCOME TAXES

The provision for income taxes included the following components at December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(Dollars in thousands)
Current:
Federal	$6,872	$10,640	$11,248
State	1,192	1,700	1,848
Foreign	907	642	357
Total	8,971	12,982	13,453
Deferred	436	80	(518)
Total provision	$9,407	$13,062	$12,935

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.9	3.0	3.5
Non-taxable municipal bond interest	(2.5)	(1.8)	(1.6)
Other	0.2	0.1	0.3
Effective tax rate	35.6%	36.3%	37.2%

The foreign component of pretax net earnings was $2.7 million, $2.6 million and $1.0 million for 2008, 2007 and 2006, respectively.

The components of deferred taxes as of December 31, 2008 and 2007, were as follows:

	2008	2007
	(Dollars in thousands)
Deferred tax assets:
Accounts receivable reserves	$499	$448
Pension liability	6,049	2,484
Accrued liabilities	1,876	1,535
	8,424	4,467
Deferred tax liabilities:
Inventory and related reserves	(1,340)	(1,187)
Cash value of life insurance	(2,216)	(2,066)
Depreciation	(1,702)	(1,366)
Trademark	(1,593)	(1,350)
Prepaid and other assets	(258)	(271)
	(7,109)	(6,240)
Net deferred tax liability	$1,315	$(1,773)

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows:

	2008	2007
	(Dollars in thousands)
Current deferred income tax benefits	$579	$475
Noncurrent deferred income tax benefits (liabilities)	736	(2,248)
	$1,315	$(1,773)

Uncertain Tax Positions

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

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

(Dollars in thousands)
Balance at January 1, 2007	$212
Increases related to current year tax positions	125
Expiration of the statute of limitations for the assessment of taxes	(16)
Balance at December 31, 2007	$321
Increases related to current year tax positions	70
Expiration of the statute of limitations for the assessment of taxes	(16)
Balance at December 31, 2008	$375

The Company had unrecognized tax benefits of $375,000 and $321,000 at December 31, 2008 and 2007, respectively, all of which, if recognized, would reduce the Company’s annual effective tax rate. The Company also accrued potential penalties and interest related to these unrecognized tax benefits of $7,000 and $20,000, respectively, during 2008 and $8,000 and $15,000, respectively, during 2007. Included in the Company’s balance sheet at December 31, 2008, was a liability for potential penalties and interest of $20,000 and $42,000, respectively. Included in the Company’s balance sheet at December 31, 2007, was a liability for potential penalties and interest of $13,500 and $22,000, respectively. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files a U.S. income tax return and various state income tax returns. In general, the 2005 through 2008 tax years remain subject to examination by those taxing authorities.

11. OPERATING LEASES

The Company operates retail shoe stores under both short-term and long-term leases. Leases provide for a minimum rental plus percentage rentals based upon sales in excess of a specified amount. The Company also leases its distribution facilities in Canada and Europe. Total minimum rents were $4.6 million in 2008, $4.2 million in 2007, and $3.2 million in 2006. Percentage rentals were $12,300 in 2008, $9,300 in 2007, and $26,500 in 2006.

Future fixed and minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008, are shown below. Renewal options exist for many long-term leases.

(Dollars in thousands)
2009	$3,886
2010	3,647
2011	3,595
2012	3,558
2013	3,578
Thereafter	9,921
Total	$28,185

12. SHAREHOLDERS’ INVESTMENT

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

In April 1998, the Company’s Board of Directors first authorized a stock repurchase program to purchase shares of its common stock in open market transactions at prevailing prices. During 2006, the Company purchased 233,689 shares at a total cost of $5.2 million; in 2007, the Company purchased 378,740 shares at a total cost of $9.9 million; and in 2008, the Company purchased 413,325 shares at a total cost of $11.5 million. At December 31, 2008, the Company was authorized to buy back an additional 503,582 shares under the program.

13. EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(In thousands, except per share amounts)
Numerator:
Net Earnings	$17,025	$22,901	$21,856

Denominator:
Basic weighted average shares outstanding	11,397	11,566	11,633
Effect of dilutive securities:
Employee stock-based awards	360	447	461
Diluted weighted average shares outstanding	11,757	12,013	12,094

Basic earnings per share	$1.49	$1.98	$1.88

Diluted earnings per share	$1.45	$1.91	$1.81

Diluted weighted average shares outstanding in 2008 exclude outstanding options to purchase 128,500 shares of common stock at a weighted average price of $30.67 and 6,640 shares of common stock at a weighted average price of $30.12 because they were antidilutive. Diluted weighted average shares outstanding for 2007 and 2006 include all outstanding options to purchase common stock as none were antidilutive.

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

In the wholesale segment, shoes are marketed through more than 10,000 shoe, clothing and department stores. Most sales are to unaffiliated customers in North America, with some distribution in Europe. In 2008, 2007 and 2006, sales to the Company’s largest customer were 14%, 12% and 10%, respectively, of total sales.

In the retail division, the Company operates 36 Company-owned stores in principal cities in the United States, two stores in Europe, and an Internet business. Sales in retail outlets are made directly to the consumer by Company employees. In addition to the sale of the Company’s brands of footwear in these retail outlets, other branded footwear and accessories are also sold in order to provide the consumer with as complete a selection as practically possible.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings from operations. Summarized segment data for the years ended December 31, 2008, 2007 and 2006 was as follows:

	Wholesale Distribution	Retail	Total
	(Dollars in thousands)
2008
Product sales	$188,235	$28,913	$217,148
Licensing revenues	4,284	-	4,284
Net sales	192,519	28,913	221,432
Depreciation	1,786	845	2,631
Earnings from operations	22,735	1,764	24,499
Total assets	179,542	11,098	190,640
Capital expenditures	619	1,559	2,178

2007
Product sales	$197,382	$31,147	$228,529
Licensing revenues	4,087	-	4,087
Net sales	201,469	31,147	232,616
Depreciation	1,797	687	2,484
Earnings from operations	29,550	4,582	34,132
Total assets	178,269	11,883	190,152
Capital expenditures	661	2,066	2,727

2006
Product sales	$187,149	$29,763	$216,912
Licensing revenues	4,135	-	4,135
Net sales	191,284	29,763	221,047
Depreciation	1,630	576	2,206
Earnings from operations	28,727	4,717	33,444
Total assets	179,299	10,324	189,623
Capital expenditures	1,237	1,949	3,186

All corporate assets are included in the wholesale distribution segment.  Net sales above exclude intersegment sales.

Sales by geographic region based on product shipment destination were as follows for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(Dollars in thousands)
United States	$203,961	$214,524	$208,246
Canada	9,751	10,520	6,015
Europe	7,720	7,572	6,786
Total	$221,432	$232,616	$221,047

15.  STOCK-BASED COMPENSATION PLANS

At December 31, 2008, the Company has two stock-based compensation plans:  the 1997 Stock Option Plan and the 2005 Equity Incentive Plan.  Under the plans, options to purchase common stock were granted to officers and key employees at exercise prices not less than the fair market value of the Company’s common stock on the date of the grant.  The Company issues new common stock to satisfy stock option exercises and the issuance of restricted stock awards.

Stock options and restricted stock awards were granted on December 1, 2008, November 30, 2007 and December 1, 2006, for 2008, 2007 and 2006, respectively.  Stock options were granted at the fair market value of the Company’s stock price, as defined in the 2005 Equity Incentive Plan, which is the average of the high and low trade prices on the grant date.  The stock options and restricted stock awarded in 2008, 2007 and 2006 vest ratably over four years.  Stock options expire five years from the date of grant.  These awards were granted on the date the Board of Directors approved them.  One-fourth of the restricted stock awards and stock option grants vest annually on the anniversary of the grant date.  Options granted prior to 2006 expire ten years from the grant date, with the exception of certain incentive stock options, which expire five years from the grant date.  As of December 31, 2008, there were 430,360 shares remaining available for stock-based awards under the 2005 Equity Incentive Plan.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” (SFAS 123(R)) using the modified prospective method.  In fiscal years prior to the adoption of SFAS 123(R), no compensation expense was recognized as the exercise price of all options granted under the plans was equal to the fair market value of common stock on the date of grant.  Additionally, all of the Company’s stock options granted prior to the effective date were 100% vested at the effective date and, therefore, no stock-based employee compensation related to those grants was charged against income in 2008, 2007 or 2006.

The Company’s policy is to estimate the fair market value of each option granted on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table below.  The Company estimates the fair value of each restricted stock award based on the fair market value of the Company’s stock price on the grant date. The resulting compensation cost for both the options and restricted stock is amortized on a straight-line basis over the vesting period of the respective awards.

In accordance with SFAS 123(R), stock-based compensation was recognized in the 2008, 2007 and 2006 consolidated financial statements for stock options and restricted stock awards granted in 2008, 2007 and 2006.  An estimate of forfeitures, based on historical data, was included in the calculation of stock-based compensation, and the estimate was adjusted quarterly to the extent that actual forfeitures differ, or are expected to materially differ, from such estimates.  The effect of applying the expense recognition provisions of SFAS 123(R) in 2008, 2007 and 2006 decreased Earnings Before Provision For Income Taxes by approximately $609,000, $316,000 and $25,000, respectively.

As of December 31, 2008, there was $1.2 million of total unrecognized compensation cost related to non-vested stock options granted in 2008, 2007 and 2006, which is expected to be recognized over the remaining vesting period of 3.9 years.  As of December 31, 2008, there was $1.4 million of total unrecognized compensation cost related to non-vested restricted stock awards granted in 2008, 2007 and 2006, which is also expected to be recognized over the remaining vesting period of 3.9 years.

The following weighted-average assumptions were used to determine compensation expense related to stock options in 2008, 2007 and 2006:

	2008	2007	2006
	(Dollars in thousands)
Risk-free interest rate	1.35%	3.00%	4.37%
Expected dividend yield	1.96%	1.60%	1.60%
Expected term	3.5 years	3.6 years	3.5 years
Expected volatility	31.7%	28.7%	31.7%

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

The following tables summarize stock option activity under the Company’s plans:

Stock Options

	Years ended December 31,
	2008		2007		2006
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,189,924	$14.49	1,252,190	$12.62	1,537,048	$11.44
Granted	128,500	30.67	123,300	27.52	47,900	24.09
Exercised	(213,012)	10.29	(181,466)	10.21	(332,758)	8.83
Forfeited	(5,400)	26.47	(4,100)	24.09	-	-
Outstanding at end of year	1,100,012	$17.14	1,189,924	$14.49	1,252,190	$12.62
Exercisable at end of year	860,962	$13.87	1,033,774	$12.63	1,204,290	$12.16
Weighted average fair market value of options granted	$4.65		$5.96		$6.15

	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding - December 31, 2008	3.93	$17,503,000
Exercisable - December 31, 2008	3.81	$16,514,000

The aggregate intrinsic value for outstanding and exercisable stock options is defined as the difference between the market value at December 31, 2008 of $33.05 and the grant price.

Unvested Stock Options

		Weighted
	Number of	Average Exercise	Weighted Average
Unvested Stock Options	Unvested Options	Price	Fair Value
Non-vested - December 31, 2005	-	$-	$-
Granted	47,900	24.09	6.15
Vested	-	-	-
Non-vested - December 31, 2006	47,900	$24.09	$6.15
Granted	123,300	27.52	5.96
Vested	(10,950)	24.09	6.15
Forfeited	(4,100)	24.09	6.15
Non-vested - December 31, 2007	156,150	$26.80	$6.00
Granted	128,500	30.67	4.65
Vested	(40,200)	26.64	6.01
Forfeited	(5,400)	26.57	6.01
Non-vested - December 31, 2008	239,050	$28.91	$5.27

The following table summarizes information about outstanding and exercisable stock options at December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Options	Contractual	Exercise	Number of	Exercise
Range of Exercise Prices	Outstanding	Life (in years)	Price	Options	Price
$7.25 to $8.62	280,790	1.98	$8.00	280,790	$8.00
$12.04 to $15.46	180,796	3.96	12.78	180,796	12.78
$16.79 to $30.67	638,426	4.78	22.39	399,376	18.49
	1,100,012	3.93	$17.14	860,962	$13.87

The following table summarizes stock option activity for the years ended December 31:

	2008	2007	2006
	(Dollars in thousands)
Total intrinsic value of stock options exercised	$4,355	$2,885	$4,042
Cash received from stock option exercises	$2,191	$1,853	$2,938
Income tax benefit from the exercise of stock options	$1,695	$1,125	$1,549
Total fair value of stock options vested	$242	$67	$-

Restricted Stock

The following table summarizes restricted stock award activity during the years ended December 31, 2008, 2007 and 2006:

		Weighted
		Average
	Shares of	Grant Date
Restricted Stock	Restricted Stock	Fair Value
Non-vested - December 31, 2005	-	$-
Issued	41,000	24.09
Vested	-	-
Non-vested - December 31, 2006	41,000	$24.09
Issued	20,190	27.38
Vested	(9,450)	24.09
Forfeited	(3,200)	24.09
Non-vested - December 31, 2007	48,540	$25.46
Issued	20,200	27.26
Vested	(14,247)	25.24
Forfeited	(825)	25.29
Non-vested - December 31, 2008	53,668	$26.20

At December 31, 2008, the Company expected 53,668 shares of restricted stock to vest over a weighted-average remaining contractual term of 2.9 years.  These shares had an aggregate intrinsic value of $1.8 million at December 31, 2008.  The aggregate intrinsic value is calculated using the market value at December 31, 2008 multiplied by the number of non-vested restricted shares outstanding.  The income tax benefit from the vesting of restricted stock for the years ended December 31 was $152,000 in 2008 and $116,000 in 2007.

16.  QUARTERLY FINANCIAL DATA (Unaudited)
(In thousands, except per share amounts)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$61,278	$53,017	$57,172	$49,965	$221,432
Gross earnings	$22,266	$19,733	$20,906	$18,233	$81,138
Net earnings	$5,126	$4,057	$4,341	$3,501	$17,025
Net earnings per share:
Basic	$0.45	$0.35	$0.38	$0.31	$1.49
Diluted	$0.43	$0.34	$0.37	$0.30	$1.45

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$63,858	$48,371	$58,162	$62,225	$232,616
Gross earnings	$23,051	$18,694	$21,816	$25,856	$89,417
Net earnings	$5,695	$4,049	$5,334	$7,823	$22,901
Net earnings per share:
Basic	$0.49	$0.35	$0.46	$0.68	$1.98
Diluted	$0.47	$0.34	$0.45	$0.66	$1.91

17.  SUBSEQUENT EVENTS (Unaudited)

On January 23, 2009, the Company entered into a series of transactions to acquire a majority interest in the licensees of its Florsheim, Stacy Adams and Nunn Bush branded shoes in the Australian, Asia Pacific and South African markets.  As part of the transactions, the Company entered into an agreement to purchase a 60% equity interest in a newly formed entity, Florsheim Australia Pty Ltd (“Florsheim Australia”) for approximately $3.5 million.  Additionally, Weyco Investments, Inc., a wholly-owned subsidiary of the Company, entered into a loan agreement with Florsheim Australia.  The loan agreement provides for a $4.8 million secured term loan (to amortize over four years) and a one-year $2.1 million secured revolving credit loan.  The term loan was fully funded at closing and $1.5 million of the revolving credit loan was advanced to Florsheim Australia.  The subscription agreement provides that the Company’s equity interest in Florsheim Australia will decrease to 51% as the loan agreement is paid in accordance with its terms.

Florsheim Australia subsequently acquired the operating assets and certain liabilities related to the Florsheim business from Figgins Holdings Pty Ltd, the former Australian licensee, and acquired the stock of Florsheim South Africa Pty Ltd and Florsheim Asia Pacific Ltd, the Company’s other licensees, for a total purchase price of approximately $10 million.  Total net sales for the combined businesses acquired were approximately $25 million for their fiscal year ended June 30, 2008, with the vast majority of sales under the Florsheim brand name. The acquisition includes both wholesale and retail businesses, with 24 Florsheim retail stores in Australia, one Florsheim retail store in New Zealand and one retail store in Macau.  Management believes the acquisition provides the opportunity to further develop the Florsheim business and present a more unified brand image worldwide.  The assets and liabilities acquired by Florsheim Australia principally included inventory, accounts receivable, leasehold improvements, accounts payable and accrued employee benefits.

The acquisition of Florsheim Australia will be accounted for as a business combination under FAS 141(R), and the noncontrolling interest will be accounted for and reported in accordance with FAS 160 in the first quarter of 2009.

In February 2009, the Company’s Board of Directors authorized the repurchase of an additional 1.0 million shares of its common stock under its repurchase program, bringing the total available to purchase to approximately 1.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Weyco Group, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weyco Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 9 to the consolidated financial statements, on December 31, 2006,  the Company adopted Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Weyco Group, Inc.:

We have audited the internal control over financial reporting of Weyco Group, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.”  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 9, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 9, 2009

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Based on our assessment we believe that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

/s/ Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer
March 9, 2009

/s/ John Wittkowske
Senior Vice President and Chief Financial Officer
March 9, 2009

DIRECTORS

Thomas W. Florsheim	Thomas W. Florsheim, Jr.	John W. Florsheim
Chairman Emeritus	Chairman and Chief	President, Chief
	Executive Officer	Operating Officer and
Assistant Secretary

Robert Feitler	Tina Chang	Cory L. Nettles
Chairman, Executive	Chairman of the Board	Managing Director,
Committee	and Chief Executive	Generation Growth Capital, Inc.
Officer,
SysLogic, Inc.

Frederick P. Stratton, Jr.
Chairman Emeritus
Briggs & Stratton Corporation

EXECUTIVE OFFICERS

Thomas W. Florsheim, Jr.	John W. Florsheim	Peter S. Grossman
Chairman and Chief	President, Chief	Senior Vice President, and
Executive Officer	Operating Officer and	President Nunn Bush Brand
	Assistant Secretary	and Retail Division

John F. Wittkowske
Senior Vice President,
Chief Financial Officer
and Secretary

OFFICERS

Judy Anderson	Steele Davidoff	Matthew J. Engerman
Vice President, Finance	Vice President, Licensing	Vice President Sales,
and Treasurer		Nunn Bush Brand

Brian Flannery	Beverly Goldberg	Al Jackson
Vice President, and	Vice President Sales,	Vice President, Customer
President Stacy Adams Brand	Florsheim Brand	Relations/Vendor Compliance

James G. Kehoe	David McGinnis	Keven Ringgold
Vice President, Distribution	Vice President, and	Vice President, Design
President Florsheim Brand

Kevin Schiff	George Sotiros	Tim Then
Vice President Sales,	Vice President, Information	Vice President, Retail Division
Stacy Adams Brand	Technology

Allison Woss
Vice President, Purchasing

SUPPLEMENTAL INFORMATION

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc.’s 2009 Annual Meeting at 10:00 a.m. on May 5, 2009, at the general offices of the Company, 333 W. Estabrook Boulevard, Glendale, Wisconsin.

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